Confidentially submitted to the U.S. Securities and Exchange Commission on April 5, 2024.
This draft registration statement has not been publicly filed with the U.S. Securities and Exchange
Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________________

FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

_________________________

Acri Capital Merger Sub I Inc.
(Exact name of Registrant as specified in its charter)

_________________________

Delaware	6770	87-4328187
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Acri Capital Merger Sub I Inc.
13284 Pond Springs Rd, Ste 405
Austin, Texas 78729
(Address, including zip code and telephone number, including area code, of Registrant’s principal executive offices)

_________________________

“Joy” Yi Hua
Chief Executive Officer
Acri Capital Merger Sub I Inc.
13284 Pond Springs Rd, Ste 405
Austin, Texas 78729
Telephone: 512-666-1277
(Name, address, including zip code, and telephone number, including area code, of agent for service)

_________________________

Copies to:

Arila E. Zhou, Esq. Ze’-ev D. Eiger, Esq. Robinson & Cole LLP 666 Third Avenue, 20th floor New York, NY 10017 Tel: (212) 451-2908	Fang Liu, Esq. VCL Law LLP 1945 Old Gallows Road, Suite 260 Vienna, VA 22182 Tel: (703) 919-7285

_________________________

Approximate date of commencement of proposed sale of the securities to the public:    As soon as practicable after this Registration Statement is declared effective and all other conditions to the transactions contemplated by the Business Combination Agreement described in the enclosed proxy statement/prospectus have been satisfied or waived.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary proxy statement/prospectus is not complete and may be changed. These securities may not be issued until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This preliminary proxy statement/prospectus does not constitute an offer to sell or a solicitation of offers to buy these securities in any jurisdiction in which such offer or sale is not permitted.

PRELIMINARY PROXY STATEMENT/PROSPECTUS — SUBJECT TO COMPLETION, DATED [__], 2024

PROXY STATEMENT FOR SPECIAL MEETING OF
ACRI CAPITAL ACQUISITION CORPORATION
and
PROSPECTUS FOR [__] SHARES OF COMMON STOCK
of
ACRI CAPITAL MERGER SUB I INC.

The board of directors (the “Board”) of Acri Capital Acquisition Corporation, a Delaware corporation (“ACAC”), has unanimously approved (i) Business Combination Agreement, dated as of February 18, 2024 (as amended from time to time, the “Business Combination Agreement”), by and among ACAC, Acri Capital Merger Sub I Inc., a Delaware corporation and wholly-owned subsidiary of ACAC (“Purchaser”, or “PubCo” upon and following closing of the Business Combination), Acri Capital Merger Sub II Inc., a Delaware corporation and wholly-owned subsidiary of Purchaser (“Merger Sub”), and Foxx Development Inc., a Texas corporation (“Foxx”), pursuant to which (x) ACAC will merge with and into Purchaser (the “Reincorporation Merger”), and (y) Foxx will merge with and into Merger Sub, with Merger Sub surviving as a wholly-owned subsidiary of Purchaser (the “Acquisition Merger”); (ii) each Additional Agreement (as defined in the Business Combination Agreement); and (iii) the Reincorporation Merger, the Acquisition Merger and other transactions contemplated therein (collectively, the “Business Combination”).

Consummation of the Business Combination is subject to the satisfaction or waiver by the respective parties of a number of conditions, including the approval of the Business Combination Agreement and the Business Combination by ACAC’s stockholders. Other conditions to each party’s obligations include, among other things: (i) the respective representations and warranties of the parties being true and correct; (ii) performance and compliance in all material respects with the Business Combination Agreement applicable to each party, respectively; (iii) delivery of the officer’s certificates certifying (i) and (ii) hereof, as applicable; (iv) no governmental order, statute, rule, or regulation having been enacted or promulgated enjoining or prohibiting the consummation of the Business Combination; (v) the net tangible assets of PubCo upon the consummation of the Business Combination being no less than $5,000,001; and (vii) the Purchaser Common Stock (as defined below) to be issued in connection with the transactions contemplated hereby (including the Closing Payment Stock (as defined below) and Earnout Shares (as defined below) having been approved for listing on Nasdaq, subject only to official notice of issuance thereof.

Immediately prior to the effective time of the Reincorporation Merger, ACAC will have the issued and outstanding securities of (i) class A common stock of ACAC, par value $0.0001 per share (“ACAC Class A Common Stock”), (ii) class B common stock of ACAC, par value $0.0001 per share (“ACAC Class B Common Stock”, collectively with ACAC Class A Common Stock, “ACAC Common Stock”), (iii) units (“ACAC Units”), each consisting of one share of ACAC Class A Common Stock and one-half (1/2) of one ACAC Warrant (as defined below), and (iv) redeemable warrants (“ACAC Warrants”), of which one-half (1/2) is included as part of each ACAC Unit, each ACAC Warrant entitling the holder thereof to purchase one (1) share of ACAC Class A Common Stock at a purchase price of $11.50 per share.

Immediately prior to the effective time of the Reincorporation Merger (the “Reincorporation Merger Effective Time”), (i) each issued and outstanding ACAC Unit will automatically separate into one (1) share of ACAC Class A Common Stock and one-half (1/2) of one ACAC Warrant, and (ii) each share of ACAC Class A Common Stock held by ACAC shareholders who validly redeemed their ACAC Class A Common Stock (each “ACAC Redeeming Share”) shall automatically be cancelled and cease to exist and shall thereafter represent only the right to be paid a pro-share redemption price.

At the Reincorporation Merger Effective Time, (i) each share of ACAC Common Stock issued and outstanding (other than ACAC Redeeming Shares) shall be converted automatically into one (1) share of common stock of Purchaser, par value $0.0001 per share (“Purchaser Common Stock”), and (ii) each issued and outstanding ACAC Warrant shall be converted automatically into one (1) redeemable warrant of Purchaser, exercisable for one (1) share of Purchaser Common Stock at an exercise price of $11.50 (“Purchaser Warrant”).

Pursuant to the Business Combination Agreement, the Acquisition Merger will become effective at such time on the date of the closing of the Acquisition Merger (the “Closing”) as the certificate of merger is duly filed with the Secretary of State of the State of Delaware or at such other time specified in the certificate of merger

(the “Effective Time”). At the Effective Time, by virtue of the Acquisition Merger and the Business Combination Agreement, and without any action on the part of ACAC, Purchaser, Merger Sub, Foxx, or stockholders of Foxx immediately prior to the Effective Time (the “Foxx Stockholders”), the Foxx Stockholders’ shares of common stock of Foxx (“Foxx Common Stock”) issued and outstanding immediately prior to the Effective Time will be canceled and automatically converted into (i) the right to receive, without interest, the applicable portion of the Closing Payment Stock, and (ii) the contingent right to receive the applicable portion of the Earnout Shares, if, as and when payable in accordance with the earnout provisions of the Business Combination Agreement; for avoidance of any doubt, each Foxx Shareholder will cease to have any rights with respect to such Foxx Shareholder’s shares of Foxx Common Stock, except the right to receive the Closing Payment Stock and the Earnout Shares. “Closing Payment Stock” means 5,000,000 shares of Purchaser Common Stock, which are equal or equivalent in value to the sum of $50,000,000 divided by $10.00 per share, among which, 500,000 shares in aggregate will be deposited to a segregated escrow account and released to the Foxx Stockholders if and only if, prior to or upon the one-year anniversary of the Business Combination Agreement, the Affordable Connectivity Program (ACP) managed by the U.S. Federal Communication Commission is reauthorized by the U.S. Congress with funding of no less than $4 billion in total for such reauthorized period; or otherwise be cancelled and forfeited by PubCo (as defined below) without consideration.

Additionally, the Foxx Stockholders may be entitled to receive “Earnout Shares”, which refer to 4,200,000 shares of Purchaser Common Stock, which are equal or equivalent in value to the sum of $42,000,000 divided by $10.00 per share, subject to the vesting schedule as follows:

(i)     in connection with the financial performance for the fiscal year ending June 30, 2024

(A)    700,000 Earnout Shares will be issued to Foxx Stockholders on a pro rata basis if and only if PubCo’s audited consolidated financial statements for the fiscal year ending June 30, 2024 (“2024 PubCo Audited Financial Statements”), prepared in accordance with the Generally Accepted Accounting Principles of the United States (“U.S. GAAP”) and filed with the SEC on Form 10-K by PubCo after Closing, reflect revenue of PubCo for the fiscal year ending June 30, 2024 (the “PubCo 2024 Revenue”) no less than $67,000,000 (including $67,000,000) and less than $84,000,000 (excluding $84,000,000);

(B)    1,400,000 Earnout Shares will be issued to Foxx Stockholders on a pro rata basis if and only if the PubCo 2024 Revenue is no less than $84,000,000 (including $84,000,000) and less than $100,000,000 (excluding $100,000,000);

(C)    2,100,000 Earnout Shares will be issued to Foxx Stockholders on a pro rata basis if and only if the PubCo 2024 Revenue is no less than $100,000,000;

provided, however, that the Earnout Shares shall be issued and delivered pursuant to one paragraph from (i)(A)-(1)(C) above only once; and

(ii)    In connection with the financial performance for the fiscal year ending June 30, 2025:

(A)    700,000 Earnout Shares will be issued to Foxx Shareholders on a pro rata basis if and only if PubCo’s audited consolidated financial statements for the fiscal year ending June 30, 2025 (“2025 PubCo Audited Financial Statements”), prepared in accordance with U.S. GAAP and filed with the SEC on Form 10-K by PubCo after Closing, reflect revenue of PubCo for the fiscal year ending June 30, 2025 (the “PubCo 2025 Revenue”) no less than $77,050,000 (including $77,050,000) and less than $96,600,000 (excluding $96,600,000);

(B)    1,400,000 Earnout Shares will be issued to Foxx Stockholders on a pro rata basis if and only if the PubCo 2024 Revenue is no less than $96,600,000 (including $96,600,000) and less than $115,000,000 (excluding $115,000,000);

(C)    2,100,000 Earnout Shares will be issued to Foxx Stockholders on a pro rata basis if and only if the PubCo 2024 Revenue reflected in the 2024 PubCo Audited Financial Statements is no less than One Hundred and Fifteen Million Dollars ($115,000,000) (including $115,000,000);

provided, however, that the Earnout Shares shall be issued and delivered pursuant to one paragraph from (ii)(A) to (ii)(C) above only once.

Effective from the Closing, Purchaser will change its name to “Foxx Development Holdings Inc.” In this proxy statement/prospectus, when we refer to “Foxx,” we mean Foxx Development Inc. prior to the consummation of the Business Combination, and when we refer to “PubCo”, we mean Purchaser following the Reincorporation Merger, under its new corporate name, Foxx Development Holdings Inc., after the consummation of the Business Combination.

Based on an assumed closing date of for the Business Combination, assuming no additional shares of Purchaser Common Stock are issued prior to or upon Closing, the shares of Closing Payment Stock are expected to represent between approximately 47.9% and 69.4% of the issued and outstanding shares of Purchaser Common Stock (which will be shares of common stock in PubCo following the Closing) and the voting power in PubCo immediately following the closing of the Business Combination. These percentages assume, at the low end of the range, that no redemptions from the Trust Account occur, and, at the high end of the range, that maximum redemptions from the Trust Account occur as of the date of this proxy statement/prospectus. Please see the section of this proxy statement/prospectus entitled “Unaudited Pro Forma Condensed Combined Financial Information” for further information regarding what constitutes a “maximum redemptions” scenario.

Subject to the same assumptions set forth in the preceding paragraph, ACAC’s public stockholders are expected to hold between 31.1% and 0% of the issued and outstanding common stock and voting power in PubCo. These percentages assume, at the low end of the range, that no redemptions from the Trust Account occur, and, at the high end of that range, that maximum redemptions from the Trust Account occur. See the section of this proxy statement/prospectus entitled “Unaudited Pro Forma Condensed Combined Financial Information” for further information regarding what constitutes a “maximum redemptions” scenario.

Proposals to approve the Business Combination Agreement and the other matters discussed in this proxy statement/prospectus will be presented for approval by ACAC’s stockholders at the special meeting of stockholders of ACAC (the “Special Meeting”) scheduled to be held on [__], in virtual format. The Board recommends that Public Stockholders vote “FOR” the proposals described in this proxy statement/prospectus.

As described in this proxy statement/prospectus, after careful consideration, the board of directors of each of ACAC, Purchaser, Merger Sub, and Foxx has unanimously approved the Business Combination Agreement and each Additional Agreement, and has determined that it is advisable to consummate the Business Combination. In addition, certain holders of a requisite number of the outstanding shares of Foxx Common Stock have delivered a written consent sufficient to approve and adopt the Business Combination Agreement, each Additional Agreement, and the Business Combination. ACAC, as the sole stockholder of Purchaser and Merger Sub, has delivered to Foxx a written consent sufficient to approve and adopt the Business Combination Agreement, each Additional Agreement, and the Business Combination. Therefore, no additional approval or vote from any holders of any class or series of stock of Foxx, Purchaser or Merger Sub will be necessary to approve the Business Combination.

ACAC Units, ACAC Class A Common Stock, and ACAC Warrants are currently listed on The Nasdaq Capital Market under the symbols “ACACU,” “ACAC”, and “ACACW” respectively. ACAC intends to apply to list the shares of common stock of PubCo (the “PubCo Common Stock”) and warrants of PubCo (the “PubCo Warrants”) effective upon the consummation of the Business Combination on the Nasdaq Capital Market (“Nasdaq”) under the proposed symbols “FOXX” and “FOXXW,” respectively. The ACAC Units will be automatically separated into underlying PubCo Common Stock and PubCo Warrants and will no longer be traded on the open market following the consummation of the Business Combination. No securities will trade on Nasdaq (or on The Nasdaq Capital Market) under the symbol “ACACU,” “ACAC”, or “ACACW” following the consummation of the Business Combination. It is a condition of the consummation of the Business Combination that the PubCo Common Stock (including the Closing Payment Stock and Earnout Shares) is approved for listing on Nasdaq (subject only to official notice of issuance thereof), but there can be no assurance that such listing condition will be met. If such listing condition is not met, the Business Combination will not be consummated unless the listing condition set forth in the Business Combination Agreement is waived by the parties to the Business Combination Agreement.

ACAC is an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, as amended, and has elected to comply with certain reduced public company reporting requirements.

This proxy statement/prospectus incorporates by reference important business and financial information about ACAC from documents that are not included in or delivered with this proxy statement/prospectus. You can obtain documents incorporated by reference in this proxy statement/prospectus and other filings of ACAC with the Securities and Exchange Commission (the “SEC”) by visiting its website at www.sec.gov or requesting them in writing or by telephone from ACAC using the following details:

Acri Capital Acquisition Corporation
13284 Pond Springs Rd, Ste 405
Austin, Texas 78729
Telephone: 512-666-1277

You will not be charged for any of these documents that you request. Stockholders requesting documents should do so by [DATE] (five business days prior to the date of the Special Meeting) in order to receive them before the Special Meeting.

This proxy statement/prospectus provides you with detailed information about the Business Combination and other matters to be considered at the Special Meeting. We urge you to carefully read this entire document and the documents incorporated herein by reference. In particular, you should review the matters discussed under the heading “Risk Factors” beginning on page 21 of this proxy statement/prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of the transactions described in this proxy statement/prospectus or the securities referenced herein, passed upon the merits or fairness of the Business Combination or related transactions, or passed upon the adequacy or accuracy of this proxy statement/prospectus. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated [*], 2024, and is first being mailed to stockholders of ACAC on or about [*], 2024.

NOTICE OF THE SPECIAL MEETING OF STOCKHOLDERS
OF ACRI CAPITAL ACQUISITION CORPORATION

To Be Held On [*]

To the Stockholders of Acri Capital Acquisition Corporation:

On behalf of the board of directors of Acri Capital Acquisition Corporation (“ACAC,” “we,” “our” or “us”), a Delaware corporation, we are pleased to enclose the proxy statement/prospectus relating to the proposed Business Combination (as defined below), pursuant to Business Combination Agreement, dated as of February 18, 2024 (as amended or supplemented from time to time, the “Business Combination Agreement”), by and among ACAC, Acri Capital Merger Sub I Inc., a Delaware corporation and wholly-owned subsidiary of ACAC (“Purchaser”), Acri Capital Merger Sub II Inc., a Delaware corporation and wholly-owned subsidiary of Purchaser (“Merger Sub”), and Foxx Development Inc., a Texas corporation (“Foxx”). Pursuant to the Business Combination Agreement, (i) ACAC will merge with and into Purchaser (the “Reincorporation Merger”), and (ii) Foxx will merge with and into Merger Sub, with Merger Sub surviving as a wholly-owned subsidiary of Purchaser (the “Acquisition Merger”, together with the Reincorporation Merger and other transactions contemplated in the Business Combination Agreement, the “Business Combination”). At the closing of the Acquisition Merger (the “Closing”), Purchaser will change its name to “Foxx Development Holdings Inc.” In this proxy statement/prospectus, when we refer to “Foxx,” we mean Foxx Development Inc., prior to the consummation of the Business Combination, and when we refer to “PubCo”, we mean Purchaser, under its new corporate name, Foxx Development Holdings Inc., after the consummation of the Business Combination.

NOTICE IS HEREBY GIVEN that a special meeting of stockholders (the “Special Meeting”) of ACAC, will be held virtually on [    ], at [    ], Eastern Time, at the following Internet address: [    ]. You will need the meeting control number that is printed on your proxy card to enter the Special Meeting. ACAC recommends that you log in at least 15 minutes before the Special Meeting to ensure you are logged in when the Special Meeting starts. Please note that you will not be able to attend the Special Meeting in person. You are cordially invited to attend the Special Meeting to consider the following proposals (the “Proposals”):

Proposal No. 1 — the Business Combination Proposal — to consider and vote upon a proposal, which is referred to herein as the “Business Combination Proposal,” to (i) adopt and approve the Business Combination Agreement and other Transaction Documents (as defined in the Business Combination Agreement), (ii) approve the Business Combination which includes (x) the Reincorporation Merger between ACAC and Purchaser with Purchaser surviving the Reincorporation Merger, (y) the Acquisition Merger between Foxx and Merger Sub, with Merger Sub surviving the Acquisition Merger and becoming a wholly-owned subsidiary of Purchaser, and (iii) other transactions contemplated therein. The Business Combination Agreement is attached to this proxy statement/prospectus as Annex A;

Proposal No. 2 — the Charter Amendment Proposal — to consider and vote upon a proposal to approve, assuming the Business Combination Proposal is approved and adopted, a proposed amended and restated certificate of incorporation of PubCo (as the surviving company in the Acquisition Merger) (the “Proposed Charter”) upon completion of the Acquisition Merger (the “Charter Amendment Proposal”). The form of the Amended PubCo Charter is attached to this proxy statement/prospectus as Annex B:

Proposal No. 3 — the Advisory Charter Amendment Proposals — to consider and vote, on a non-binding basis, upon a proposal to approve, assuming the Business Combination Proposal is approved and adopted, the following material differences between the Amended PubCo Charter and the Current Charter, which are being presented pursuant to guidance of the SEC as four separate sub-proposals (the “Advisory Charter Amendment Proposals”):

(a)     Advisory Charter Amendment Proposal A — To change the name of PubCo to “Foxx Development Holdings Inc.” on and from the time of the Business Combination

(b)    Advisory Charter Amendment Proposal B — To change the total number of authorized shares from 23,000,000 shares, consisting of (a) 22,500,000 shares of common stock, including (i) 20,000,000 shares of Class A common stock, and (ii) 2,500,000 shares of Class B common stock, and (b) 500,000 shares of preferred stock, to 50,000,000 shares of common stock, par value $0.0001 per share.

(c)     Advisory Charter Amendment Proposal C — To redesignate all shares of Class B common stock to shares of Class A common stock; and

(d)    Advisory Charter Amendment Proposal D — To allow the officers of PubCo to receive reasonable indemnification and compensation for their services, which shall be set by the PubCo board of directors (the “PubCo Board”) or a designated committee of the PubCo Board;

Proposal No. 4 — the Adjournment Proposal — to consider and vote upon a proposal to adjourn the Special Meeting to a later date or dates to be determined by the chairman of the Special Meeting, is hereby approved in all respects.

Only holders of record of ACAC Common Stock at the close of business on [    ] (the “Record Date”) are entitled to notice of the Special Meeting and to vote at the Special Meeting and any adjournments or postponements of the Special Meeting. A complete list of Public Stockholders of record entitled to vote at the Special Meeting will be available for 10 days before the Special Meeting at the principal executive offices of ACAC for inspection by stockholders during ordinary business hours for any purpose germane to the Special Meeting.

Pursuant to the our amended and restated certificate of incorporation currently effective (“Current Charter”), ACAC is providing our public stockholders (“Public Stockholders”) with the opportunity to redeem, in connection with the consummation of the Business Combination, the shares of ACAC Common Stock issued in ACAC’s initial public offering consummated on June 14, 2022 (the “Initial Public Offering”) (collectively, the “Public Shares”) then held by them for cash equal to their pro rata share of the aggregate amount of the deposit (as of two business days prior to the Closing) in the trust account (the “Trust Account”) that holds the proceeds (including interest but less taxes payable) of the Initial Public Offering and certain proceeds from the private placement of certain private placement shares in conjunction with the closing of the Initial Public Offering. For illustrative purposes, based on funds in the Trust Account of $[    ] million on the Record Date, the estimated per share redemption price would have been approximately $[    ]. Public Stockholders may elect to redeem Public Shares regardless of whether they vote for, against, or abstain from voting on the Business Combination Proposal. A Public Stockholder, together with any of his, her, or its affiliates or any other person with whom he, she, or it is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended), will be restricted from redeeming in the aggregate his, her, or its shares or, if part of such a group, the group’s shares, with respect to more than an aggregate of 15% of the Public Shares. In connection with the Initial Public Offering, Acri Capital Sponsor LLC (the “Sponsor”), officers, directors, and/or their designees (collectively, the “Founders”) have agreed to waive their redemption rights with respect to any shares of ACAC Common Stock they may hold, and such shares will be excluded from the pro rata calculation used to determine the per-share redemption price. Pursuant to a sponsor support agreement entered into by ACAC, the Sponsor, and Foxx dated February 18, 2024, the Sponsor has agreed to vote any shares of ACAC Common Stock owned by them, which represent approximately [    ]% of the voting power of ACAC as of the Record Date, in favor of the Business Combination Proposal. The Sponsor also agreed to vote their shares in favor of all other Proposals being presented at the Special Meeting and use its reasonable best efforts to take all actions reasonably necessary to consummate the Business Combination and waived its anti-dilution rights with respect to ACAC Class B common stock as provided in the Current Charter in connection with the Business Combination.

Pursuant to ACAC’s bylaws, the presence of the holders of a majority of the issued and outstanding shares of ACAC Common Stock entitled to vote at the Special Meeting or by proxy will constitute a quorum for the transaction of business at the Special Meeting. Under the Delaware General Corporation Law, shares that are voted “abstain” or “withheld” are counted as present for purposes of determining whether a quorum is present at the Special Meeting. Because the Proposals are “non-discretionary” items, your broker will not be able to vote uninstructed shares for any of the Proposals. As a result, if you do not provide voting instructions to your broker, a broker “non-vote” will be deemed to have occurred for each of the Proposals. Broker “non-votes” will not be counted as present for purposes of determining whether a quorum is present.

The approval of the Business Combination Proposal requires the affirmative vote of the holders of a majority of the shares of ACAC Common Stock cast in respect of the Business Combination Proposal and entitled to vote thereon at the Special Meeting. The approval of the Charter Amendment Proposal and the Advisory Charter Amendment Proposals requires a majority vote of the outstanding shares of ACAC Common Stock entitled to vote thereon. The Approval of the Adjournment Proposal also requires the affirmative vote of the holders of a majority vote of the outstanding shares of ACAC Common Stock entitled to vote thereon.

Consummation of the Business Combination is conditioned on approval of the Business Combination Proposal. The approvals of the Charter Amendment Proposal and the Advisory Charter Amendment Proposals are conditioned on the approval and adoption of the Business Combination Approval. In accordance with SEC guidance, the Advisory Charter Amendment Proposals are being presented separately and will be voted upon on a non-binding advisory basis. The Adjournment Proposal is not conditioned on the approval of any other Proposals.

As of the Record Date, there was $[    ] million in the Trust Account. Each redemption of the Public Shares by Public Stockholders will decrease the amount in the Trust Account. ACAC will not redeem Public Shares in an amount that would cause it to have net tangible assets of less than $5,000,001 either immediately prior to or upon the consummation of the Business Combination.

Your attention is directed to the proxy statement/prospectus accompanying this notice (including the Annexes thereto) for a more complete description of the proposed Business Combination and related transactions and each of the Proposals. We encourage you to read the proxy statement/prospectus carefully. If you have any questions or need assistance voting your shares, please call our proxy solicitor, [    ], Toll-free at [    ], or email at [    ].

By Order of the Board of Directors

“Joy” Yi Hua Chairwoman of the Board of Directors
, 2024

i

MARKET AND INDUSTRY DATA

Certain information contained in this document relates to or is based on studies, publications, surveys, and other data obtained from third-party sources and ACAC’s own internal estimates and research. While we are not aware of any misstatements regarding such third-party information and data presented in this proxy statement/prospectus, such information and data involves risks and uncertainties and is subject to change based on various factors, including, potentially, those discussed under the section of this proxy statement/prospectus entitled “Risk Factors.” Furthermore, such information and data cannot always be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process, and other limitations and uncertainties inherent in any statistical survey. Finally, while we believe our own internal estimates and research are reliable, and are not aware of any misstatements regarding such information and data presented in this proxy statement/prospectus, such research has not been verified by any independent source. Notwithstanding anything in this proxy statement/prospectus to the contrary, ACAC is responsible for all disclosures in this proxy statement/prospectus.

TRADEMARKS

This document contains references to trademarks, trade names, and service marks belonging to other entities. Solely for convenience, trademarks, trade names, and service marks referred to in this proxy statement/prospectus may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that the applicable licensor will not assert, to the fullest extent under applicable law, its rights to these trademarks and trade names. We do not intend our use or display of other entities’ trade names, trademarks, or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other entities.

FREQUENTLY USED TERMS

As used in this proxy statement/prospectus, unless otherwise noted or the context otherwise requires, references to:

“2024 PubCo Audited Financial Statements” means PubCo’s audited consolidated financial statements for the fiscal year ending June 30, 2024.

“ACAC” means Acri Capital Acquisition Corporation, a Delaware corporation.

“ACAC Class A Common Stock” means the Class A Common Stock of ACAC, par value $0.0001 per share.

“ACAC Class B Common Stock” means the Class B Common Stock of ACAC, par value $0.0001 per share.

“ACAC Common Stock” means, collectively, ACAC Class A Common Stock and ACAC Class B Common Stock.

“ACAC Units” means the units of ACAC issued in connection with the Initial Public Offering, each unit consisting of one share of ACAC Class A Common Stock and one half of one ACAC Warrant.

“ACAC Redeeming Share” means each share of ACAC Class A Common Stock held by ACAC shareholders who validly redeemed their ACAC Class A Common Stock, which shall automatically be cancelled and cease to exist and shall thereafter represent only the right to be paid a pro-share redemption price.

“ACAC Warrants” mean the redeemable warrants of ACAC sold as part of the Units in the Initial Public Offering (whether they are purchased in the Initial Public Offering or thereafter in the open market).

“Acquisition Merger” means the merger whereby Foxx merge with and into Merger Sub, with Merger Sub surviving as a wholly-owned subsidiary of Purchaser.

“Adjournment Proposal” means that proposal that Public Stockholders will be asked to consider and vote upon at the Special Meeting to adjourn the Special Meeting.

“Board” means ACAC’s board of directors.

“Business Combination” means the transactions contemplated by the Business Combination Agreement, including the Reincorporation Merger, Acquisition Merger, and other transactions contemplated therein.

“Business Combination Proposal” means the proposal that Public Stockholders will be asked to consider and vote upon at the Special Meeting to adopt the Business Combination Agreement and approve the Business Combination.

“Charter Amendment Proposal” means that proposal that Public Stockholders will be asked to consider and vote upon at the Special Meeting to adopt the Proposed Charter.

“Current Bylaws” means ACAC’s bylaws currently effective.

“Current Charter” means ACAC’s amended and restated certificate of incorporation currently effective.

“Closing” means the closing of the Business Combination.

“Closing Payment Stock” means 5,000,000 shares of Purchaser Common Stock, which are equal or equivalent in value to the sum of $50,000,000 divided by $10.00 per share.

“Closing Price” means the redemption price of ACAC Class A Common Stock on the date of the Closing.

“Code” means the Internal Revenue Code of 1986, as amended.

“Concurrent Private Placement” means the private placement of 5,240,000 shares of ACAC Warrants, which was consummated simultaneously with the Initial Public Offering.

“DGCL” means the Delaware General Corporation Law, as amended.

“Dollars” or “$” means U.S. dollars.

“Earnout Shares” means 4,200,000 shares of Purchaser Common Stock, which are equal or equivalent in value to the sum of $42,000,000 divided by $10.00 per share, subject to the vesting schedule set forth in the Business Combination Agreement

“Effective Time” means the effective time of the Acquisition Merger, when the certificate of merger for the Acquisition Merger is duly filed with the Secretary of State of the State of Delaware or at such other time specified in the certificates of merger.

“FCC” means the United States Federal Communication Commission.

“Foxx” means Foxx Development Inc., a Texas corporation.

“Foxx Common Stock” means the common stock, par value $0.0001 per share, of Foxx.

“Foxx Stockholders” means the holders of Foxx Common Stock.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Founder Shares” mean the shares of ACAC Class B Common Stock initially purchased by the Founders.

“Founders” means the Sponsor, our officers and directors, and/or their designees.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Initial Public Offering” means the initial public offering of ACAC, which closed on June 14, 2022.

“IPO Letter Agreement” means a letter agreement by and among ACAC the Founders, dated June 9, 2022, entered into in connection with the Initial Public Offering.

“JOBS Act” means the Jumpstart Our Business Startups Act of 2012, as amended.

“Business Combination Agreement” means the Business Combination Agreement, dated as of February 18, 2024, as amended or modified from time to time, by and among ACAC, Purchaser, Merger Sub, and Foxx.

“Merger Sub” means Acri Capital Merger Sub II Inc., a Delaware corporation and wholly-owned subsidiary of Purchaser incorporated on November 13, 2023.

“Nasdaq” means The Nasdaq Stock Market LLC and, as the context may require, any of the capital markets which it operates.

“Pubco Common Stock” means each share of common stock, par value $0.0001 per share, of Pubco (also referred to herein as the “Purchaser Common Stock”).

“Purchaser” means Acri Capital Merger Sub I Inc., a Delaware corporation and wholly-owned subsidiary of ACAC incorporated on November 13, 2023. At the Closing, Purchaser will change its name to “Foxx Development Holdings Inc.”

“PubCo” means Purchaser subsequent to the Business Combination.

“PubCo 2024 Revenue” means revenue of PubCo for the fiscal year ending June 30, 2024.

“PubCo Board” means the board of directors of PubCo.

“Purchaser Common Stock” means each share of common stock, par value $0.0001 per share, of Purchaser (also referred to herein as the “PubCo Common Stock”).

“Purchaser Warrant” mean the redeemable warrants of Purchaser, exercisable for one share of Purchaser Common Stock at an exercise price of $11.50.

“Private Warrants” means the ACAC Warrants sold to the Sponsor in the Concurrent Private Placement.

“Proposals” means each of the proposals to be considered for approval at the Special Meeting, as set forth in the section entitled “Summary Term Sheet” below.

v

“Proposed Bylaws” means the proposed amended and restated bylaws of Purchaser, attached to this proxy statement/prospectus as Annex C.

“Proposed Charter” means the proposed amended and restated certificate of incorporation of Purchaser, attached to this proxy statement/prospectus as Annex B.

“Public Shares” means the shares of ACAC Class A Common Stock issued in the Initial Public Offering.

“Public Stockholders” means holders of Public Shares.

“Record Date” means            .

“Reincorporation Merger” means the merger whereby ACAC merge with and into Purchaer.

“Reincorporation Merger Effective Time” means the effective time of the Recincorporation Merger, when the certificate of merger for the Reincorporation Merger is duly filed with the Secretary of State of the State of Delaware or at such other time specified in the certificates of merger.

“Representative” means the representative of the underwriters of the Initial Public Offering, i.e., EF Hutton LLC (previously known as EF Hutton, division of Benchmark Investments, Inc.).

“S-1” means ACAC’s registration statement on Form S-1 (File No.: 333-263477) filed with the SEC in connection with the Initial Public Offering, which was declared effective on June 9, 2022.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Sellers” means the holders of Foxx Common Stock and Foxx Preferred Stock immediately prior to the Effective Time.

“Special Meeting” means the special meeting of stockholders of ACAC, scheduled to be held on            , at            , Eastern Time.

“Sponsor” means Acri Capital Sponsor LLC, a Delaware limited liability company.

“Transaction Financing” means the transaction financing of cash actually raised by ACAC or Foxx in support of the Business Combination.

“Trust Account” means the trust account with Wilmington Trust, National Association, acting as trustee, established for the benefit of Public Stockholders in connection with the Initial Public Offering.

“Trust Agreement” means an investment management trust account agreement, dated June 16, 2022, between ACAC and Wilmington Trust, National Association.

“U.S. GAAP” means the accounting principles generally accepted in the United States of America.

SUMMARY TERM SHEET

This Summary Term Sheet and the sections entitled “Questions and Answers About the Proposals” and “Summary of the Proxy Statement/Prospectus” summarize certain information contained in this proxy statement/prospectus, but do not contain all of the information that is important to you. You should carefully read this entire proxy statement/prospectus, including all of the accompanying financial statements and the attached annexes, for a more complete understanding of the matters to be considered at the Special Meeting.

•        ACAC is a special purpose acquisition company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or similar business combination with one or more businesses.

•        On June 14, 2022, ACAC consummated its Initial Public Offering of 8,625,000 ACAC Units (including 1,125,000 ACAC Units issued upon the full exercise of the over-allotment option). Each Unit consists of one share of ACAC Class A Common Stock, and one-half of one ACAC Warrant, each whole ACAC Warrant entitling the holder thereof to purchase one share of ACAC Class A Common Stock at an exercise price of $11.50 per share. The ACAC Units were sold at an offering price of $10.00 per ACAC Unit, generating gross proceeds of $86,250,000. Substantially concurrently with the closing of the Initial Public Offering, we completed the sale of 5,240,000 Private Warrants to our Sponsor at a purchase price of $1.00 per Private Warrant, generating gross proceeds to us of $5,240,000. Following the closing of the Initial Public Offering and the Concurrent Private Placement, $87,975,000 ($10.20 per ACAC Unit) from the proceeds of the sale of the ACAC Units and the Private Warrants was deposited into the Trust Account with Wilmington Trust, National Association, acting as trustee.

•        On February 8, 2023, ACAC held a special meeting of stockholders (the “Special Meeting I”), at which the stockholders of ACAC approved the proposal to amend the ACAC’s then-existing amended and restated certificate of incorporation to allow ACAC to amend the amount of monthly deposit required to be deposited into the Trust Account from $0.0333 for each public share to $0.0625 for each public share, and to extend the deadline for consummating its initial business combination up to nine (9) times until December 14, 2023 if ACAC has not consummated its initial business combination by March 14, 2023 (the nine (9) month anniversary of the closing of its Initial Public Offering). Upon the stockholders’ approval, on February 9, 2023, ACAC filed a certificate of amendment to its then-existing amended and restated certificate of incorporation which became effective upon filing (the “First Amended Charter”). In connection with the Special Meeting I, 4,981,306 shares of ACAC Class A Common Stock of the Company were redeemed and cancelled.

Pursuant to the First Amended Charter, ACAC may extend the deadline to complete its initial business combination (the “Combination Deadline”) up to nine times on monthly basis from March 14, 2023 to December 14, 2023, by depositing $227,730.87 each month into the Trust Account, representing $0.0625 per public share. Following the Special Meeting I, the Sponsor deposited four monthly payments into the Trust Account to extend the Combination Deadline to July 14, 2023. The four monthly payments were evidenced by four promissory notes issued by ACAC to the Sponsor, each in the principal amount of $227,730.87.

•        On July 11, 2023, ACAC held another special meeting of stockholders (the “Special Meeting II”), at which the stockholders of ACAC approved, among others, the proposal to amend the First Amended Charter to allow the Company until July 14, 2023 to consummate an initial business combination, and, without another stockholder vote, to elect to extend the Combination Deadline on a monthly basis up to nine (9) times, up to April 14, 2024, by depositing $75,000 into the Trust Account. Upon the stockholders’ approval, on July 12, 2023, ACAC filed a certificate of amendment to its then-existing amended and restated certificate of incorporation which became effective upon filing (the “Second Amended Charter”). In connection with the Special Meeting II, 388,644 shares of ACAC Class A Common Stock of the Company were redeemed and cancelled.

Pursuant to the Second Amended Charter, ACAC may extend the Combination Deadline on monthly basis from July 14, 2023 to up to nine times by depositing $75,000 each month into the Trust Account. Following the Special Meeting II and as of the date of this prospectus/proxy statement, the Sponsor deposited nine monthly payments into the Trust Account to extend the Combination Deadline to April 14, 2024. The nine monthly payments were evidenced by nine promissory notes issued by the Company to the Sponsor, each in the principal amount of $75,000.

•        On February 18, 2024, ACAC, Purchaser, Merger Sub, and Foxx entered into the Business Combination Agreement, pursuant to which, among other things, (i) ACAC will merge with and into Purchaser, and (ii) Foxx will merge with and into Merger Sub, with Merger Sub surviving as a wholly-owned subsidiary of Purchaser. At the closing of the Acquisition Merger (the “Closing”), Purchaser will change its name to “Foxx Development Holdings Inc.”.

•        Pursuant to the Business Combination Agreement, immediately prior to the Reincorporation Merger Effective Time, (i) each issued and outstanding ACAC Unit will automatically separate into one share of ACAC Class A Common Stock and one-half of one ACAC Warrant, and (ii) each share of ACAC Class A Common Stock held by ACAC shareholders who validly redeemed their ACAC Class A Common Stock (each “ACAC Redeeming Share”) shall automatically be cancelled and cease to exist and shall thereafter represent only the right to be paid a pro-share redemption price. At the Reincorporation Merger Effective Time, (i) each share of ACAC Common Stock issued and outstanding (other than ACAC Redeeming Shares) shall be converted automatically into one share of Purchaser Common Stock, and (ii) each issued and outstanding ACAC Warrant shall be converted automatically into one Purchaser Warrant.

•        Pursuant to the Business Combination Agreement, at the Effective Time, by virtue of the Acquisition Merger and the Business Combination Agreement, and without any action on the part of ACAC, Purchaser, Merger Sub, Foxx, Foxx Stockholders, the Foxx Stockholders’ shares of Foxx Common Stock issued and outstanding immediately prior to the Effective Time will be canceled and automatically converted into (i) the right to receive, without interest, the applicable portion of the Closing Payment Stock, and (ii) the contingent right to receive the applicable portion of the Earnout Shares, if, as and when payable in accordance with the earnout provisions of the Business Combination Agreement; for avoidance of any doubt, each Foxx Shareholder will cease to have any rights with respect to such Foxx Shareholder’s shares of Foxx Common Stock, except the right to receive the Closing Payment Stock and the Earnout Shares. “Closing Payment Stock” means 5,000,000 shares of Purchaser Common Stock, which are equal or equivalent in value to the sum of $50,000,000 divided by $10.00 per share. “Earnout Shares” means 4,200,000 shares of Purchaser Common Stock, which are equal or equivalent in value to the sum of $42,000,000 divided by $10.00 per share, subject to the vesting schedule set forth in the Business Combination Agreement. For more information regarding the consideration to be paid in connection with the Business Combination, please see the section entitled “Proposal 1: The Business Combination Proposal.”

•        In connection with ACAC’s entry into the Business Combination Agreement, the Sponsor entered into the Sponsor Support Agreement, a copy of which is filed with this proxy statement/prospectus, and effective as of the consummation of the Closing further described in the section entitled “Proposal 1: The Business Combination Proposal — The Business Combination Agreement — Related Agreements — Sponsor Support Agreement.”

•        Consummation of the Business Combination is subject to the satisfaction or waiver by the respective parties of a number of conditions, including the approval of the Business Combination Agreement and the Business Combination by ACAC’s stockholders. Other conditions to each party’s obligations include, among other things: (i) the respective representations and warranties of the parties being true and correct; (ii) performance and compliance with all material respects of the Business Combination Agreement applicable to each party, respectively; (iii) delivery of the officer’s certificates certifying (i) and (ii) hereof, as applicable; (iv) no governmental order, statute, rule, or regulation having been enacted or promulgated enjoining or prohibiting the consummation of the Business Combination; (vi) the net tangible assets of PubCo upon the consummation of the Business Combination being no less than $5,000,001; and(vii) the Purchaser Common Stock to be issued in connection with the transactions contemplated hereby (including the Closing Payment Stock and Earnout Shares) having been approved for listing on Nasdaq, subject only to official notice of issuance thereof.

•        It is anticipated that, upon the Closing:

•        the Foxx Stockholders will own approximately 47.9% of the outstanding PubCo Common Stock;

•        the Founders will own approximately 20.6% of the outstanding PubCo Common Stock; and

•        Public Stockholders will own approximately 31.1% of the outstanding PubCo Common Stock

These levels of ownership interest (i) assume that no Public Shares are elected to be redeemed in connection with the Business Combination, (ii) assume that no additional shares of ACAC Common Stock are issued prior to or upon Closing. For more information, please see the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.”

•        The Board considered a wide variety of factors in connection with its evaluation of the Business Combination and determining whether to approve the Business Combination Agreement. For more information about the Board’s decision-making process, as well as other factors, uncertainties, and risks considered, see the section entitled “Proposal 1: The Business Combination Proposal — The Board’s Reasons for the Approval of the Business Combination.”

•        Pursuant to the Current Charter, Public Stockholders may request that ACAC redeem all or a portion of their Public Shares for cash if the Business Combination is consummated. Public Stockholders may elect to redeem their Public Shares regardless of whether they vote “FOR,” “AGAINST,” or abstain from voting on the Business Combination Proposal, or any other Proposal. If the Business Combination is not consummated, the Public Shares will be returned to the respective Public Stockholder or their brokers, banks, or other nominees. If the Business Combination is consummated, and if a Public Stockholder properly exercises their right to redeem all or a portion of their Public Shares, including by timely delivering their shares to the transfer agent, we will redeem such Public Shares for a per-share price, payable in cash, equal to the pro rata portion of the Trust Account, calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account (net of taxes payable). For illustrative purposes, based on funds in the Trust Account of approximately $[    ] million on the Record Date, the estimated per share redemption price would have been approximately $[    ]. If a Public Stockholder properly exercises their redemption rights in full, then they will be electing to exchange all of their Public Shares for cash and will not own any shares of the PubCo. Please see the section entitled “Summary of the Proxy Statement/Prospectus — Redemption Rights of Public Stockholders” for further information regarding the redemption rights of Public Stockholders.

•        In addition to voting on the Business Combination Proposal at the Special Meeting, Public Stockholders will be asked to vote to approve the Amended PubCo Charter (as the surviving company in the Acquisition Merger) upon completion of the Acquisition Merger.

•        The proposed Business Combination, including the business of Foxx (including PubCo) following the Business Combination, involves numerous risks. For more information about these risks, please see the section entitled “Risk Factors.”

•        When you consider the recommendation of the Board in favor of approval of the Business Combination Proposal and the other Proposals included herein, you should keep in mind that the Founders have interests in such Proposals that are different from, or in addition to, those of ACAC’s stockholders generally. The Board was aware of and considered these interests, among other matters, in evaluating and negotiating the Business Combination Agreement and recommending to Public Stockholders that they vote in favor of the Proposals presented at the Special Meeting, including the Business Combination Proposal. Public Stockholders should take these interests into account in deciding whether to approve the Proposals presented at the Special Meeting, including the Business Combination Proposal. For further information, please see the section entitled “Proposal 1: The Business Combination Proposal — Interests of Founders and ACAC’s Directors and Officers in the Business Combination.”

QUESTIONS AND ANSWERS ABOUT THE PROPOSALS

The questions and answers below highlight only selected information from this proxy statement/prospectus and only briefly address some commonly asked questions about the Special Meeting and the Proposals to be presented at the Special Meeting, including with respect to the proposed Business Combination. The following questions and answers do not include all the information that may be important to Public Stockholders. Public Stockholders are urged to read this entire proxy statement/prospectus, including the Annexes and the other documents referred to herein.

QUESTIONS AND ANSWERS ABOUT THE BUSINESS COMBINATION

Q:     What is the Merger and the Business Combination?

A:     ACAC, Purchaser, Merger Sub, and Foxx have entered into the Business Combination Agreement, pursuant to which (i) ACAC will merge with and into Purchaser (the “Reincorporation Merger”), and (ii) Foxx will merge with and into Merger Sub, with Merger Sub surviving as a wholly-owned subsidiary of Purchaser (the “Acquisition Merger”). Effective from the Closing, Purchaser will change its name to “Foxx Development Holdings Inc.” The Reincorporation Merger and Acquisition Merger and other transactions contemplated in the Business Combination Agreement are referred as the “Business Combination.”

Q:     Why am I receiving this proxy statement/prospectus?

A:     ACAC and Foxx have agreed to the Business Combination under the terms of the Business Combination Agreement that is described in this proxy statement/prospectus. A copy of the Business Combination Agreement is attached to this proxy statement/prospectus as Annex A, and ACAC encourages its stockholders to read it in its entirety. ACAC’s stockholders are being asked to consider and vote upon a proposal to approve the Business Combination Agreement, any Additional Agreement (as defined in the Business Combination Agreement), and the Business Combination. See the section entitled “Proposal 1: The Business Combination Proposal” for further information.

This document is a proxy statement because the Board is soliciting proxies using this proxy statement/prospectus from Public Stockholders. It is a prospectus because Purchaser, in connection with the Business Combination, is offering shares of Purchaser Common Stock in exchange for the outstanding shares of Foxx Common Stock. See the section entitled “Proposal 1: The Business Combination Proposal” for further information.

Q:     What is the Closing Payment Stock and what will Foxx Stockholders receive in the Business Combination?

A:     At the Effective Time, by virtue of the Acquisition Merger and the Business Combination Agreement, and without any action on the part of ACAC, Purchaser, Merger Sub, Foxx, or stockholders of Foxx immediately prior to the Effective Time (the “Foxx Stockholders”), the Foxx Stockholders’ shares of common stock of Foxx (“Foxx Common Stock”) issued and outstanding immediately prior to the Effective Time will be canceled and automatically converted into (i) the right to receive, without interest, the applicable portion of the Closing Payment Stock (as defined below), and (ii) the contingent right to receive the applicable portion of the Earnout Shares, if, as and when payable in accordance with the earnout provisions of the Business Combination Agreement; for avoidance of any doubt, each Foxx Shareholder will cease to have any rights with respect to such Foxx Shareholder’s shares of Foxx Common Stock, except the right to receive the Closing Payment Stock and the Earnout Shares. “Closing Payment Stock” means 5,000,000 shares of PubCo Common Stock, which are equal or equivalent in value to the sum of $50,000,000 divided by $10.00 per share, among which, 500,000 shares will be deposited to a segregated escrow account and to be released to the Foxx Stockholders if and only if, prior to or upon one-year anniversary of the Business Combination Agreement, the Affordable Connectivity Program (ACP) managed by the U.S. Federal Communication Commission is reauthorized by the U.S. Congress with funding of no less than $4 billion in total for such reauthorized period; or otherwise be cancelled and forfeited by PubCo without consideration. “Earnout Shares” means 4,200,000 shares of Purchaser Common Stock, which are equal or equivalent in value to the sum of $42,000,000 divided by $10.00 per share, subject to the vesting schedule set forth in the Business Combination Agreement.

x

The Foxx Stockholders may be entitled to receive Earnout Shares as follows:

(i)     in connection with the financial performance for the fiscal year ending June 30, 2024

(A)    700,000 Earnout Shares will be issued to Foxx Stockholders on a pro rata basis if and only if PubCo’s audited consolidated financial statements for the fiscal year ending June 30, 2024 (“2024 PubCo Audited Financial Statements”), prepared in accordance with the Generally Accepted Accounting Principles of the United States (“U.S. GAAP”) and filed with the SEC on Form 10-K by PubCo after Closing, reflect revenue of PubCo for the fiscal year ending June 30, 2024 (the “PubCo 2024 Revenue”) no less than $67,000,000 (including $67,000,000) and less than $84,000,000 (excluding $84,000,000); or

(B)    1,400,000 Earnout Shares will be issued to Foxx Stockholders on a pro rata basis if and only if the PubCo 2024 Revenue is no less than $84,000,000 (including $84,000,000) and less than $100,000,000(excluding $100,000,000); or

(C)    2,100,000 Earnout Shares will be issued to Foxx Stockholders on a pro rata basis if and only if the PubCo 2024 Revenue is no less than $100,000,000; and

(D)    the Earnout Shares shall be issued and delivered pursuant to one paragraph from (i)(A)-(1)(C) above only once.

(ii)    In connection with the financial performance for the fiscal year ending June 30, 2025:

(A)    700,000 Earnout Shares will be issued to Foxx Shareholders on a pro rata basis if and only if PubCo’s audited consolidated financial statements for the fiscal year ending June 30, 2025 (“2025 PubCo Audited Financial Statements”), prepared in accordance with U.S. GAAP and filed with the SEC on Form 10-K by PubCo after Closing, reflect revenue of PubCo for the fiscal year ending June 30, 2025 (the “PubCo 2025 Revenue”) no less than $77,050,000 (including $77,050,000) and less than $96,600,000 (excluding $96,600,000); or

(B)    1,400,000 Earnout Shares will be issued to Foxx Stockholders on a pro rata basis if and only if the PubCo 2024 Revenue is no less than $96,600,000 (including $96,600,000) and less than $115,000,000 (excluding $115,000,000); or

(C)    2,100,000 Earnout Shares will be issued to Foxx Stockholders on a pro rata basis if and only if the PubCo 2024 Revenue reflected in the 2024 PubCo Audited Financial Statements is no less than One Hundred and Fifteen Million Dollars ($115,000,000) (including $115,000,000); and

(D)    the Earnout Shares shall be issued and delivered pursuant to one paragraph from (ii)(A) to (ii)(C) above only once.

Q:     What equity stake will non-redeeming Public Stockholders, the Foxx Stockholders, and the Founders hold in PubCo following the consummation of the Business Combination and what is the expected pro forma equity value of PubCo at the Closing?

A:     The equity stake held by our non-redeeming Public Stockholders, the Foxx Stockholders, and the Founders in PubCo immediately following consummation of the Business Combination will depend on the number of redemptions from the Trust Account by Public Stockholders at the Closing as well as various other factors, as described in the assumptions set forth below. Approximate equity stakes for each of these stockholder groups upon consummation of the Business Combination, and their corresponding approximate collective voting power in PubCo, are set forth in the table below in respect of three redemption scenarios: (1) “Scenario A,” in which there are no redemptions of our Public Shares; (2) “Scenario B,” in which 25% of the Public Shares as of the date of this proxy statement/prospectus are redeemed; (3) “Scenario C,” in which 75% of the Public Shares as of the date of this proxy statement/prospectus are redeemed; and (4) “Scenario D,” in which there are maximum redemptions from the Trust Account. For further information on what constitutes a “maximum redemptions” scenario, please see the section of this proxy statement/prospectus entitled “Unaudited Pro Forma Condensed Combined Financial Information.” All else being equal, if any Public Stockholders exercise their redemption rights, then the percentage of PubCo Common Stock held collectively by all non-redeeming Public Stockholders will decrease and the percentage of PubCo Common Stock held by the Foxx Stockholders, and the Founders will increase, in each case, relative to the percentage held if no Public Shares are redeemed.

Each of the scenarios presented below (i) assumes that no additional shares of ACAC Common Stock are issued prior to Closing, and (ii) assumes there is no exercise of any options to purchase shares of ACAC Common Stock that will be outstanding immediately following the Business Combination, whether such options are issued under the Incentive Plan or otherwise,

The table set forth below also states the anticipated pro forma equity value of PubCo for each of the scenarios described above. These pro forma equity values reflect an assumed price for PubCo Common Stock of $10.0 per share, being the price per share negotiated with Foxx and set forth in the Business Combination Agreement for shares of Purchaser Common Stock to be issued as Closing Payment Stock (as described in the preceding question entitled “What is the Merger Consideration Closing Payment Stock and what will Foxx Stockholders receive in the Business Combination?”). The pro forma equity values include the equity consideration to be issued to the Foxx Stockholders at the Closing (being approximately 5,000,000 shares of Purchaser Class A Common Stock, or $50,000,000 in Merger Consideration, based on the assumed price of $10.0 per share). The number of Public Shares redeemed by Public Stockholders with cash from the Trust Account at the Closing is not, all else being equal, expected to materially affect the equity value per share of Purchaser Class A Common Stock held by non-redeeming Public Stockholders as at the time immediately following the Closing, as each redemption will result in (x) the cancellation of one Public Share, and (y) the payment of approximately $          to the redeeming Public Stockholder (given that, based on funds in the Trust Account of $          on the Record Date, the estimated per share redemption price would have been approximately $          ) and, accordingly, such funds will not be available to the PubCo or reflected in its financial statements following the Closing. You should note, however, that the level of redemptions of Public Shares from our Trust Account may affect the market price for shares of Purchaser Class A Common Stock following the Closing in ways which we cannot predict. For further information, please refer to the section of this proxy statement/prospectus entitled “Risk Factors — Redemptions of Public Shares by Public Stockholders may affect the market price of PubCo Common Stock.”

Holder of shares of New PubCo Common Stock	Scenario A No redemptions		Scenario B 25% redemptions(2)		Scenario C 75% redemptions(3)		Scenario D Maximum redemptions(4)
	No. of shares	Voting Power(6)	No. of shares	Voting power(6)	No. of shares	Voting power(6)	No. of shares	Voting power(6)
ACAC Public Stockholders(1)	3,255,050	31.1%	2,441,288	25.3%	813,763	10.2%	—	—%
ACAC Founders(7)	2,156,250	20.6%	2,156,250	22.4%	2,156,250	26.9%	2,156,250	30.0%
Foxx Stockholders(8)	5,000,000	47.9%	5,000,000	51.9%	5,000,000	62.4%	5,000,000	69.4%
Representative Shares(9)	43,125	0.4%	43,125	0.4%	43,125	0.5%	43,125	0.6%
Pro Forma PubCo Common Stock at Closing	10,454,425	100.0%	9,640,663	100.0%	8,013,138	100.0%	7,199,375	100.0%
Pro Forma Equity Value	$104,544,250	—	$96,406,625	—	$80,131,375	—	$71,993,750	—
Pro Forma Book Value
Total Pro Forma Book Value	$10,454,425	—	$9,640,663	—	$8,013,138	—	$7,199,375	—
Pro Forma Book Value Per Share	$4.28	—	$3.69	—	$2.15	—	$1.19	—

____________

(1)      As of the date of this proxy statement/prospectus, there were 3,255,050 Public Shares issued and outstanding which are subject to redemption.

(2)      The numbers set forth in this column assume that no Public Shares as of the date of this proxy statement/prospectus is redeemed.

(3)      The numbers set forth in this column assume that 813,763 Public Shares, or approximately 25%, of the 3,255,050 Public Shares as of the date of this proxy statement/prospectus are redeemed at $11.12 per share.

(4)      The numbers set forth in this column assume that 2,441,288 Public Shares, or approximately 75%, of the 3,255,050 Public Shares as of the date of this proxy statement/prospectus are redeemed at $11.12 per share.

(5)      The numbers set forth in this column assume that all issued and outstanding Public Shares are redeemed at $11.12 per share.

(6)      All voting power percentages in this table are approximate and have been rounded to one decimal.

(7)      As of the date of this proxy statement/prospectus, the Founders held 2,156,250 shares of ACAC Class B Common Stock, which will be converted to 2,156,250 shares of Purchaser Common Stock at the Reincorporation Merger Effective Time.

(8)      Representing 5,000,000 shares of Closing Payment Stock.

(9)      Representing 43,125 PubCo ordinary shares to be issued to EF Hutton LLC pursuant to certain amendment to the Underwriting Agreement, dated February 20, 2024.

The ownership percentages set forth below for non-redeeming Public Stockholders and all other PubCo stockholders may be diluted, all else being equal, in the event that the exercise of all ACAC Warrants, each of which are exercisable for one share of Purchaser Class A Common Stock at a price of $11.50 per share. The issuance of any shares or other awards in connection with the Incentive Plan following the Business Combination would also have a dilutive effect on PubCo stockholders’ ownership percentages, all else being equal, however, the magnitude of any such potential issuances is not known as at the date of this proxy statement/prospectus.

Holder of shares of New PubCo Common Stock	Scenario A No redemptions		Scenario B 25% redemptions(2)		Scenario C 75% redemptions(3)		Scenario D Maximum redemptions(4)
	No. of shares	Voting Power(6)	No. of shares	Voting power(6)	No. of shares	Voting power(6)	No. of shares	Voting power(6)
ACAC Public Stockholders(1)	7,567,500	25.8%	6,753,788	23.8%	5,126,263	19.4%	4,312,500	17.0%
ACAC Founders(7)	10,396,250	35.5%	10,396,250	36.7%	10,396,250	39.4%	10,396,250	40.9%
Foxx Stockholders(8)	9,200,000	31.5%	9,200,000	32.5%	9,200,000	34.9%	9,200,000	36.2%
Representative Shares(9)	43,125	0.1%	43,125	0.2%	43,125	0.2%	43,125	0.2%
Shares initially reserved for issuance under the Incentive Plan(10)	2,090,885	7.1%	1,928,133	6.8%	1,602,628	6.1%	1,439,875	5.7%
Pro Forma PubCo Common Stock at Closing	29,297,810	100.0%	28,321,295	100.0%	26,368,265	100.0%	25,391,750	100.0%

____________

(1)      Representing 3,255,050 Public Shares issued and outstanding as of the date of this proxy statement/prospectus, which are subject to redemption, and 4,312,500 shares of PubCo Common Stock underlying 4,312,500 PubCo Warrants, which are converted from 4,312,500 ACAC Public Warrants at Closing.

(2)      The numbers set forth in this column assume that no Public Shares as of the date of this proxy statement/prospectus is redeemed.

(3)      The numbers set forth in this column assume that 813,763 Public Shares, or approximately 25%, of the 3,255,050 Public Shares as of the date of this proxy statement/prospectus are redeemed at $11.12 per share.

(4)      The numbers set forth in this column assume that 2,441,288 Public Shares, or approximately 75%, of the 3,255,050 Public Shares as of the date of this proxy statement/prospectus are redeemed at $11.12 per share.

(5)      The numbers set forth in this column assume that all issued and outstanding Public Shares are redeemed at $11.12 per share.

(6)      All voting power percentages in this table are approximate and have been rounded to one decimal.

(7)      Representing 2,156,250 shares of ACAC Class B Common Stock, which will be converted to 2,156,250 shares of Purchaser Common Stock at the Reincorporation Merger Effective Time, 5,240,000 shares of PubCo Common Stock underlying 5,240,000 PubCo Warrants, which are converted from 5,240,000 ACAC Private Warrants at Closing, and up to 3,000,000 shares of PubCo Common Stock underlying 3,000,000 PubCo Warrants, which are converted at Closing from up to 3,000,000 ACAC Private Warrants that may be converted from working capital loans that the Founders provide to ACAC.

(8)      Representing 5,000,000 shares of Closing Payment Stock, and 4,200,000 Earnout Shares subject to the vesting schedule set forth in the Business Combination Agreement.

(9)      Representing 43,125 PubCo ordinary shares to be issued to EF Hutton LLC pursuant to certain amendment to the Underwriting Agreement, dated February 20, 2024.

(10)    Representing The numbers represent 20% of the issued and outstanding PubCo Ordinary Shares at the closing. For the terms of the Incentive Plan, see the section in this proxy statement/prospectus entitled “Management of PubCo Following the Business Combination — Share Incentive Plan.”

The anticipated ownership of PubCo’s securities set forth above, including the potential effect of any dilutive events, is accurate, subject to the assumptions and exclusions set forth above, as of the date of filing of this proxy statement/prospectus, and does not take into account any transactions that may be entered into after the date hereof unless explicitly set forth above. If the actual facts differ from our assumptions, the numbers of shares and ownership percentages set forth above, including the anticipated equity stake of non-redeeming Public Stockholders in PubCo following the Business Combination and Merger Financing, will be different.

You should read the section of this proxy statement/prospectus entitled “Unaudited Pro Forma Condensed Combined Financial Information” for further information.

Q:     What is Net Tangible Assets Requirement under the Business Combination Agreement?

A:     Pursuant to the Business Combination Agreement, one of the closing conditions is that PubCo is reasonably expected to have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51 1(g)(1) of the Exchange Act) upon the Closing (after giving effect to the ACAC Share Redemption and Transaction Financing, if any) (the “Net Tangible Assets Requirement”). Such condition may be waived by ACAC and Foxx by mutual agreement as provided in the Business Combination Agreement.

Notwithstanding the foregoing, as provided in our Current Charter, we will not redeem Public Shares in an amount that would cause us to not to satisfy the Net Tangible Asset Requirement either immediately prior to or upon the consummation of the Business Combination, which means, without any Transaction Financing, we need at least [*] non-redeeming Public Shares in order to meet the Net Tangible Assets Requirement at the Closing based on the redemption price of $[*] per share as of [*], 2024.

Q:     When do you expect the Business Combination to be completed?

A:     It is currently anticipated that the Business Combination will be consummated promptly following the Special Meeting, which is set for             ; however, the Special Meeting could be adjourned, as described herein. ACAC cannot assure you of when or if the Business Combination will be completed, and it is possible that factors outside of the control of ACAC and Foxx could result in the Business Combination being completed at a different time or not at all. ACAC must first obtain the approval of its stockholders for certain of the Proposals set forth in this proxy statement/prospectus before consummating the Business Combination.

Q:     What happens if the Business Combination is not consummated?

A:     If ACAC does not complete the Business Combination with Foxx, for whatever reason, ACAC will search for another target business with which to complete a business combination. If ACAC does not complete the Business Combination with Foxx or another business combination by April 14, 2023 (or such later date as may be approved by Public Stockholders in an amendment to its Current Charter), ACAC must redeem 100% of the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to ACAC to pay its franchise and income taxes (less up to $50,000 of interest to pay dissolution expenses), divided by the number of then-outstanding Public Shares, subject to applicable law and certain conditions. The Founders have waived any rights they may have with respect to any monies held in the Trust Account or any other asset of ACAC as a result of any liquidation of ACAC with respect to the Founder Shares and Private Warrants and, accordingly, in the event a business combination is not effected by ACAC in the required time period, the Founder Shares and the Private Warrants held by the Founders would be worthless. If ACAC cannot complete an initial business combination and is forced to liquidate, all ACAC Warrants will be worthless.

Q:     Will any ACAC securities have registration rights following the consummation of the Business Combination?

A:     Yes. Founder Shares, and shares under Private Warrants and Working Capital Warrants will have registration rights following the consummation of the Business Combination pursuant to a registration rights agreement entered into in connection with the Initial Public Offering. In summary, an aggregate of 10,396,250 shares of PubCo Common Stock will be registered, comprising 5,240,000 shares underlying Private Warrants, 2,156,250 Founder Shares, and up to 3,000,000 shares under Working Capital Warrants if the holders of working capital promissory notes select to convert the working capital promissory notes into Working Capital Shares. For further information, please see the section of this proxy statement/prospectus entitled “ACAC Management’s Discussion and Analysis of Financial Condition and Results of Operations — Commitments and Contingencies.”

Q:     What are the risks to Public Stockholders of the Business Combination with Foxx rather than an underwritten initial public offering of PubCo’s securities?

A:     Upon the Closing, we intend to list the Purchaser Class A Common Stock (which will be PubCo Common Stock) and the Purchaser Warrants (which will be the warrants of PubCo) on Nasdaq under the symbol “FOXX” and “FOXXW.” respectively. Unlike an underwritten initial public offering of PubCo’s securities, the listing of PubCo’s securities as a result of the Business Combination will not benefit from, including, but not limited to, (i) the book-building process undertaken by underwriters, which helps to inform efficient price discovery with respect to opening trades of newly listed securities; (ii) underwriter support to help stabilize, maintain, or affect the public price of the securities immediately after listing; and (iii) underwriter due diligence review of the offering and potential liability for material misstatements or omissions of fact in a prospectus used in connection with the securities being offered, or for statements made by its securities analysts or other personnel. See “Risk Factors — The listing of PubCo’s securities on Nasdaq will not benefit from the process undertaken in connection with an underwritten initial public offering” for more information.

Q:     Who will become the executive officers and directors of PubCo?

A:     It is anticipated that, upon the Closing, the management team of PubCo will consist of Mr. Greg Foley, Ms. “Joy” Yi Hua, who currently serve as the Chairwomen, CEO, and CFO of ACAC, Mr. Haitao Cui, and Mr. James Liao. The PubCo Board will be comprised of Ms. Hua, Mr. Cui, Mr. Edmund Miller, one of ACAC’s current directors, Ms. “Eva” Yiqing Miao, and Mr. “Jeff” Feng Jiang. See “Management of The PubCo” for more information regarding the management team of PubCo and the PubCo Board after the Closing.

QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING

Q:     When and where is the Special Meeting?

A:     The Special Meeting will be held on             , 2024, unless postponed or adjourned to a later date. The Special Meeting will be held virtually. All Public Stockholders as of the Record Date, or their duly appointed proxies, may attend the Special Meeting. You will be able to log in beginning at             Eastern Time.

Q:     Why is the Special Meeting a virtual, online meeting?

A:     The Special Meeting will be a virtual meeting of stockholders where stockholders will participate by accessing a website using the Internet. There will not be a physical meeting location. We believe that hosting a virtual meeting will facilitate stockholder attendance and participation at the Special Meeting by enabling stockholders to participate remotely from any location around the world. We have designed the Special Meeting to provide the same rights and opportunities to participate as stockholders have at an in-person meeting, including the right to vote and submit questions through the virtual meeting platform.

Q:     How do I attend a virtual meeting?

A:     We are pleased to use the virtual meeting format to facilitate stockholder attendance, voting, and questions by leveraging technology to communicate more effectively and efficiently with our stockholders. This format allows stockholders to participate fully from any location, without the cost of travel. As a registered stockholder, along with this proxy statement/prospectus, you received a proxy card from             , which contains instructions on how to attend the virtual Special Meeting, including the URL address and your control number. You will need your control number for access. If you do not have your control number, contact             at             , or email             at            .

You can pre-register to attend the virtual Special Meeting starting on             (five business days prior to the meeting). Enter the following URL address into your browser            , then enter your control number, name, and email address. Once you pre-register, you can vote or enter questions in the chat box. At the start of the Special Meeting, you will need to re-login using the same control number and, if you want to vote during the meeting, you will be prompted to enter your control number again.

Beneficial owners who own their ACAC Class A Common Stock through a bank, broker, or other nominee will need to contact             to receive a control number. If you plan to vote at the Special Meeting, you will need to have a legal proxy from your broker, bank, or other nominee or, if you would like to join and not vote,             can issue you a guest control number with proof of ownership. Either way, you must contact             at the number or email address above for specific instructions on how to receive the control number. Please allow up to 72 hours prior to the meeting for processing your control number.

If you do not have internet capabilities, you can only listen to the Special Meeting by dialing             (toll-free, within the U.S. and Canada) or             (with toll, outside the U.S. or Canada) and when prompted, enter the pin             . This method supports listening only, so you will not be able to vote or ask questions during the Special Meeting. A replay of the Special Meeting will be made available promptly after the meeting at             and remain available for at least one year from the date it is made available.

Q:     How do I ask questions during the Virtual Special Meeting?

A:     Stockholders may submit questions during the Special Meeting using the “Ask a Question” field on the virtual meeting website. You will need to log in with your control number found on your proxy card to submit a question. Time has been allocated on the agenda to respond to questions submitted during the Special Meeting. Questions we do not answer during the Special Meeting will be answered in writing and posted at             . Please refer to the Special Meeting Rules of Conduct and Procedures for more information on how to ask questions. The Rules of Conduct and Procedures are available at             and during the Special Meeting at             .

We encourage you to access the Special Meeting early. Online check-in will begin approximately 15 minutes before             , Eastern Time, start time. If you encounter difficulties during the check-in or meeting time, we have technicians available to help you. The technical support contact information will be posted on the virtual meeting login page.

Q:     What am I being asked to vote on and why is this approval necessary?

A:     Public Stockholders are being asked to vote on the following Proposals:

1.      the Business Combination Proposal;

2.      the Charter Amendment Proposal;

3.      the Advisory Charter Proposals;

4.      the Adjournment Proposal.

Consummation of the Business Combination is conditioned on approval of the Business Combination Proposal. The approvals of the Charter Amendment Proposal and the Advisory Charter Amendment Proposals are conditioned on the approval and adoption of the Business Combination Approval. In accordance with SEC guidance, the Advisory Charter Amendment Proposals are being presented separately and will be voted upon on a non-binding advisory basis. The Adjournment Proposal is not conditioned on the approval of any other Proposals.

Q:     Are there any other matters being presented to Public Stockholders at the Special Meeting?

A:     In addition to voting on the Business Combination Proposal, assuming it is approved and adopted, the stockholders of ACAC will vote on each of the other Proposals described in the section above entitled “Summary Term Sheet.”

ACAC will hold the Special Meeting to consider and vote upon these Proposals. This proxy statement/prospectus contains important information about the proposed Business Combination and the other matters to be considered at the Special Meeting. Stockholders should read it carefully.

Consummation of the Business Combination is conditioned on approval of the Business Combination Proposal. The approvals of the Charter Amendment Proposal and the Advisory Charter Amendment Proposals are conditioned on the approval and adoption of the Business Combination Approval. In accordance with SEC guidance, the Advisory Charter Amendment Proposals are being presented separately and will be voted upon on a non-binding advisory basis. The Adjournment Proposal is not conditioned on the approval of any other Proposals. The vote of stockholders is important. Public Stockholders are encouraged to vote as soon as possible after carefully reviewing this proxy statement/prospectus.

Q:     What will happen to ACAC’s securities upon consummation of the Business Combination?

A:     The ACAC Units, ACAC Class A Common Stock, and ACAC Warrants are currently listed on Nasdaq under the symbols “ACACU,” “ACAC”, and “ACACW” respectively. Pursuant to the Business Combination Agreement, immediately prior to the Reincorporation Merger Effective Time, (i) each issued and outstanding ACAC Unit will automatically separate into one share of ACAC Class A Common Stock and one-half of one ACAC Warrant, and (ii) each ACAC Redeeming Share shall automatically be cancelled and cease to exist and shall thereafter represent only the right to be paid a pro-share redemption price. At the Reincorporation Merger Effective Time, (i) each share of ACAC Common Stock issued and outstanding (other than ACAC Redeeming Shares) shall be converted automatically into one share of Purchaser Common Stock, and (ii) each issued and outstanding ACAC Warrant shall be converted automatically into one Purchaser Warrant. Upon the Closing, Purchaser will change its name to “Foxx Development Holdings Inc.” and will apply to list the PubCo Common Stock and PubCo Warrants on the Nasdaq Stock Market under the symbols “FOXX” and “FOXXW”, respectively, in connection with the closing of the Business Combination.

Q:     Why is ACAC proposing the Business Combination?

A:     ACAC was organized to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or other similar business combination with one or more businesses.

On June 10, 2022, ACAC completed its Initial Public Offering of 8,625,000 Units. Each Unit consists of one share of ACAC Class A Common Stock, one-half of one ACAC Warrant. The ACAC Units were sold at an offering price of $10.00 per unit, generating gross proceeds of $86,250,000.

Simultaneously with the closing of the Initial Public Offering, ACAC completed the sale of 5,240,000 Private Warrants to the Sponsor in the Concurrent Private Placement, with each Private Warrant entitling the Sponsor to purchase one share of Common Stock at an exercise price of $11.50 per share, at a purchase price of $1.00 per Private Warrant, generating gross proceeds to ACAC of $5,240,000. The Private Warrants are identical to the warrants included in the ACAC Units sold in the Initial Public Offering, except that the Sponsor, as holder of the Private Warrants have agreed not to transfer, assign or sell any of the Private Warrants (except to certain permitted transferees) until 30 days after the completion of the ACAC’s initial business combination.

Established in 2017 in the State of Texas, Foxx is a technology innovation company in the communication section with the objective of expanding into the Internet of Things (“IoT”) market and extending its operations internationally. Since its inception, Foxx has established relationship with prominent telecommunications carriers, distributors, and suppliers to offer high-quality consumer electronics products at competitive prices. Foxx is dedicated to expanding its product offering and continuing to provide a more diverse portfolio of end-to-end communication terminals and IoT solutions. Based on ACAC’s due diligence investigations of Foxx and the industry in which Foxx operates, including the financial and other information provided by Foxx in the course of the negotiations in connection with the Business Combination Agreement, ACAC believes that Foxx has an [appealing market opportunity and growth profile and a compelling valuation. As a result, ACAC believes that the Business Combination with Foxx will provide Public Stockholders with an opportunity to participate in the ownership of a company with growth potential and significant value. See the section entitled “Proposal 1: The Business Combination Proposal — The Board’s Reasons for the Approval of the Business Combination.”

Q:     Do I have redemption rights?

A:     If you are a Public Stockholder, you have the right to demand that ACAC redeem your Public Shares for a pro rata portion of the cash held in the Trust Account, which holds the proceeds of the Initial Public Offering (including aggregate fees of $2,156,250 payable to the underwriters at the Closing as the Deferred Business Combination Fee) and certain proceeds from the Concurrent Private Placement, calculated as of two business days prior to the Closing, including interest earned on the funds held in the Trust Account (net of taxes payable). We sometimes refer to these rights to demand redemption of the Public Shares as “redemption rights.”

Notwithstanding the foregoing, an ACAC stockholder, together with any affiliate or any other person with whom such holder is acting in concert or as a “group” (as defined in Section 13 of the Exchange Act), will be restricted from exercising redemption rights with respect to more than an aggregate of 15% of the Public Shares. Accordingly, all Public Shares in excess of 15% held by a Public Stockholder, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group,” will not be redeemed.

Holders of the outstanding ACAC Warrants do not have redemption rights with respect to such warrants in connection with the transactions contemplated by the Business Combination Proposal.

The amount of the Deferred Business Combination Fee is fixed regardless of the level of redemptions from our Trust Account in connection with the Business Combination. Please see the section of this proxy statement/prospectus entitled “Summary of the Proxy Statement/Prospectus — Underwriting Fees as a Percentage of Initial Public Offering Proceeds Net of Redemptions” for further information.

Q:     If I am a holder of the ACAC Units, can I exercise redemption rights with respect to my Units?

A:     No. You can only exercise redemption rights with respect to your Public Shares. Holders of outstanding ACAC Units must separate the underlying Public Shares, ACAC Warrants prior to exercising redemption rights with respect to the Public Shares.

If you hold ACAC Units registered in your own name, you must deliver the certificate for such units to VStock Transfer, LLC, our transfer agent, with written instructions to separate such units into Public Shares and ACAC Warrants.

This must be completed far enough in advance to permit the mailing of the Public Share certificates back to you so that you may then exercise your redemption rights upon the separation of ACAC Units, See “How do I exercise my redemption rights?” below. The address of [__] is listed under the question “Who can help answer my questions?” below.

If a broker, dealer, commercial bank, trust company, or other nominee holds your ACAC Units, you must instruct such nominee to separate your ACAC Units. Your nominee must send written instructions by facsimile to VStock Transfer, LLC, our transfer agent. Such written instructions must include the number of ACAC Units to be separated and the nominee holding such ACAC Units. Your nominee must also initiate electronically, using DTC’s deposit/withdrawal at custodian (DWAC) system, a withdrawal of the relevant ACAC Units and a deposit of an equal number of Public Shares and ACAC Warrants. This must be completed far enough in advance to permit your nominee to exercise your redemption rights upon separation of ACAC Units. While this is typically completed electronically the same business day, you should allow at least one full business day to accomplish the separation. If you fail to cause your Public Shares to be separated from your ACAC Units in a timely manner, you will likely not be able to exercise your redemption rights.

Q:     If I am a holder of the ACAC Warrants, whether, when and how will ACAC exercise its redemption rights with respect to my ACAC Warrants?

A:     ACAC has the ability to redeem outstanding ACAC Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the last reported sales price of ACAC Class A Common Stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30 trading-day period ending on the third business day prior to the date on which ACAC gives proper notice of such redemption and provided certain other conditions are met. While ACAC Class A Common Stock has not exceeded the $18.00 per share threshold at which ACAC Warrants would become redeemable since the announcement of the Business Combination, there is no assurance that the price of ACAC Class A Common Stock will not exceed the threshold. If and when the ACAC Warrants become redeemable by ACAC, ACAC may exercise its redemption right even if ACAC is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

Notice of redemption shall be mailed by first class mail, postage prepaid, by ACAC not less than 30 days prior to the date that fixed by ACAC for the redemption to the registered holders of the ACAC Warrants to be redeemed at their last addresses as they shall appear on the registration books. Any notice mailed in the manner herein provided shall be conclusively presumed to have been duly given whether or not the registered holder received such notice. ACAC will not redeem the ACAC Warrants unless a registration statement under the Securities Act covering the shares of ACAC Common Stock issuable upon exercise of the ACAC Warrants is effective and a current prospectus relating to those shares of ACAC Common Stock is available throughout the 30-day redemption period, except if the ACAC Warrants may be exercised on a cashless basis and such cashless exercise is exempt from registration under the Securities Act. If and when the ACAC Warrants become redeemable by ACAC, ACAC may exercise its redemption right even if ACAC is unable to register or qualify the underlying securities for sale under all applicable state securities laws. If ACAC elect to redeem the ACAC Warrants on a cashless basis, then ACAC will not receive any cash proceeds from the exercise of such ACAC Warrants. See “Risk Factors — ACAC may redeem the unexpired ACAC Warrants prior to their exercise at a time that is disadvantageous to you, thereby making your ACAC Warrants worthless.”

Q:     Will how I vote affect my ability to exercise redemption rights?

A:     No. You may exercise your redemption rights whether you vote your shares of ACAC Class A Common Stock for or against, or whether you abstain from voting on, the Business Combination Proposal or any other Proposal described in this proxy statement/prospectus. As a result, the Business Combination Proposal can be approved by stockholders who will redeem their ACAC Class A Common Stock and no longer be Public Stockholders and the Business Combination may be consummated even though the funds available from the Trust Account and the number of Public Stockholders are substantially reduced as a result of redemptions by Public Stockholders. With fewer shares of ACAC Class A Common Stock outstanding and fewer Public Stockholders, the trading market for ACAC Class A Common Stock or PubCo Common Stock, as applicable, may be less liquid than the market for such stock prior to the Business Combination and ACAC or PubCo, as applicable, may not be able to meet the listing standards of a national securities exchange. In addition, with fewer funds available from the Trust Account due to redemptions by Public Stockholders, the capital infusion from the Trust Account into PubCo’s business will be reduced and the amount of working capital available to PubCo following the Business Combination may be reduced. Your decision to exercise your redemption rights with respect to shares of ACAC Class A Common Stock will have no effect on ACAC Warrants you may also hold.

Q:     How do I exercise my redemption rights?

A:     If you are a Public Stockholder and wish to exercise your redemption rights with respect to your Public Shares, you must, prior to 5:00 p.m. Eastern Time on (two business days before the Special Meeting), (i) submit a written request to our transfer agent that we redeem your Public Shares for cash, and (ii) deliver your stock to our transfer agent physically or electronically through Depository Trust Company, or DTC. The address of [_], our transfer agent, is listed under the question “Who can help answer my questions?” below. The redemption rights include the requirement that a beneficial holder must identify itself in writing as a beneficial holder and provide its legal name, phone number and address to our transfer agent in order to validly redeem its shares. Any Public Stockholder will be entitled to demand that such holder’s Public Shares be redeemed for a pro rata portion of the amount then in the Trust Account (which, for illustrative purposes, was approximately $[    ] million, or $[__] per share, as of [    ]). Such amount, including interest earned on the funds held in the Trust Account and not previously released to ACAC to pay its taxes (less up to $50,000 of interest to pay dissolution expenses), will be paid promptly upon consummation of the Business Combination. However, under Delaware law, the proceeds held in the Trust Account could be subject to claims that could take priority over those of Public Stockholders exercising redemption rights, regardless of whether such Public Stockholders vote for or against, or abstain from voting on, the Business Combination Proposal. Therefore, the per-share distribution from the Trust Account in such a situation may be less than originally anticipated due to such claims. Your vote on any Proposal will have no impact on the amount you will receive upon exercise of your redemption rights.

Any request for redemption, once made by a Public Stockholder, may be withdrawn at any time up to the time of the vote on the Business Combination Proposal (the “withdrawal deadline”). If you deliver your shares certificate for redemption to ACAC’s transfer agent and later decide prior to the withdrawal deadline not to elect redemption, you may request that ACAC’s transfer agent return the shares certificate (physically or electronically).

Any corrected or changed written demand of exercise of redemption rights must be received by ACAC’s transfer agent prior to the withdrawal deadline. No demand for redemption will be honored unless the Public Stockholder’s Public Shares have been delivered (either physically or electronically) to ACAC’s transfer agent prior to the applicable date.

If a Public Stockholder properly makes a request for redemption and such Public Stockholder’s Public Shares are delivered as described herein to ACAC’s transfer agent, then, if the Business Combination is consummated, ACAC will redeem such Public Shares for a pro rata portion of the funds deposited in the Trust Account. If you exercise your redemption rights, then you will be exchanging your Public Shares for cash. For additional information about the exercise of redemption rights, see “Special Meeting of Public Stockholders — Redemption Rights.”

If you are a holder of Public Shares and you exercise your redemption rights, it will not result in the loss of any ACAC Warrants that you may hold (including those included in any ACAC Units you hold). Your whole ACAC Warrants will become exercisable to purchase one share of Purchaser Class A Common Stock (which will be PubCo Common Stock after the Closing) 30 days after the completion of the Business Combination.

For a discussion of the material U.S. federal income tax considerations for holders of ACAC Class A Common Stock with respect to the exercise of these redemption rights, see “Material U.S. Federal Income Tax Consideration — Material Tax Considerations Related to a Redemption of ACAC Class A Common Stock” beginning on page 81. The consequences of a redemption to any particular Public Stockholder will depend on that holder’s particular facts and circumstances. Accordingly, you are urged to consult your tax advisor to determine your tax consequences from the exercise of your redemption rights, including the applicability and effect of U.S. federal, state and local and non-U.S. income and other tax laws in light of your particular circumstances.

Q:     Do I have appraisal rights if I object to the proposed Business Combination?

A:     No. Public Stockholders do not have appraisal rights in connection with the proposed Business Combination under Delaware law.

Q:     What happens if a substantial number of stockholders vote in favor of the Business Combination Proposal and exercise redemption rights?

A:     Public Stockholders may vote in favor of the Business Combination and still exercise their redemption rights and are not required to vote in any way to exercise their redemption rights. Accordingly, the Business Combination may be consummated even though the funds available from the Trust Account and the number of Public Shares are substantially reduced as a result of redemptions by Public Stockholders. In addition, with fewer Public Shares and Public Stockholders, it would be harder to meet the requirement of ACAC have at least $5,000,001 of net tangible assets may not be waived unless such closing condition is subsequently waived by the parties, and the trading markets for ACAC Class A Common Stock following the Closing (which will be PubCo Common Stock) may be less liquid than the market for ACAC Class A Common Stock prior to the Business Combination, and PubCo may not be able to meet the listing standards of a national securities exchange, including Nasdaq. In addition, with fewer funds available from the Trust Account, the capital infusion from the Trust Account into PubCo’s business will be reduced and PubCo may not be able to achieve its business plans.

Q:     What happens to the funds deposited in the Trust Account after consummation of the Business Combination?

A:     After consummation of the Business Combination, the funds in the Trust Account will be used to pay Public Stockholders who exercise redemption rights with respect to their redeemed Public Shares, to pay fees and expenses incurred in connection with the Business Combination (including aggregate fees of approximately $2.6 million for the Deferred Business Combination Fee), and then will be released to the PubCo for its working capital and general corporate purposes.

Q:     How do the Founders intend to vote on the Proposals?

A:     The Founders beneficially own and are entitled to vote an aggregate of approximately 39.8% of the outstanding ACAC Common Stock as of the Record Date. The Founders have agreed to vote their shares in favor of the Business Combination Proposal. The Founders have also agreed to vote their shares in favor of all other Proposals being presented at the Special Meeting.

Q:     What do I need to do now?

A:     ACAC urges you to carefully read and consider the information contained in this proxy statement/prospectus, including the Annexes, and to consider how the Business Combination will affect you as a stockholder of ACAC. Public Stockholders should then vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus and on the enclosed proxy card.

Q:     How many votes do I have at the Special Meeting?

A:     Public Stockholders are entitled to one vote at the Special Meeting for each share of ACAC Class A Common Stock held of record at the close of the Record Date for the Special Meeting.

Q:     What constitutes a quorum at the Special Meeting?

A:     The presence, in person (including virtual presence) or by proxy, at the Special Meeting of holders of shares of outstanding ACAC Class A Common Stock representing a majority of the voting power of all outstanding shares of ACAC Class A Common Stock entitled to vote at the Special Meeting will constitute a quorum for the transaction of business at the Special Meeting. The Founders, who currently own approximately 39.8% of the voting power of the issued and outstanding shares of ACAC Common Stock, will count towards this quorum. In the absence of a quorum, the chairman of the Special Meeting has power to adjourn the Special Meeting. As of the Record Date,             shares of ACAC Class A Common Stock would be required to achieve a quorum.

Q:     What vote is required to approve each Proposal at the Special Meeting?

A:     The Business Combination Proposal:    The affirmative vote of a majority of the votes cast by holders of ACAC Common Stock present or represented by proxy and entitled to vote thereon, at a meeting at which a quorum is present, is required to approve the Business Combination Proposal. Public Stockholders must approve the Business Combination Proposal in order for the Business Combination to occur. The approval of the Business Combination Proposal is not conditioned on the other approvals. The Charter Amendment Proposal and the Advisory Charter Amendment Proposals are conditioned on the approval of the Business Combination Proposal. The Adjournment Proposal is not conditioned on the approval of any other Proposal. If the Business Combination Proposal is not approved, the other Proposals (except the Adjournment Proposal) will not be presented to the Public Stockholders for a vote.

The Charter Amendment Proposal:    A majority vote of outstanding ACAC Common Stock entitled to vote present in person (including virtual presence) or represented by proxy, at a meeting at which a quorum is present, is required to approve the Charter Amendment Proposal. The Business Combination is conditioned upon the approval of the Charter Amendment Proposal, subject to the terms of the Business Combination Agreement. Notwithstanding the approval of the Charter Amendment Proposal, if the Business Combination is not consummated for any reason, the actions contemplated by the Charter Amendment Proposal will not be affected.

The Advisory Charter Amendment Proposals:    The affirmative vote of a majority of the votes cast by holders of ACAC Common Stock present in person (including virtual presence) or represented by proxy and entitled to vote thereon, at a meeting at which a quorum is present, is required to approve the Advisory Charter Amendment Proposals. In accordance with SEC guidance, the Advisory Charter Amendment Proposals are being presented separately and will be voted upon on a non-binding advisory basis. The Business Combination and the Charter Amendment Proposal are not conditioned upon the approval of the Advisory Charter Amendment Proposals.

The Adjournment Proposal:    The affirmative vote of a majority of the votes cast by holders of ACAC Common Stock present in person (including virtual presence) or represented by proxy and entitled to vote thereon, at a meeting at which a quorum is present, is required to approve the Adjournment Proposal. The Business Combination is not conditioned upon the approval of the Adjournment Proposal.

Q:     Do any of ACAC’s directors or officers have interests in the Business Combination that may differ from or be in addition to the interests of Public Stockholders?

A:     ACAC’s executive officers and directors may have interests in the Business Combination that are different from, in addition to or in conflict with, yours. These interests include, among other things:

•        the fact that the Founders have agreed, as part of Initial Public Offering and without any separate consideration provided by ACAC for such agreement, not to redeem any shares of ACAC Common Stock in connection with a stockholder vote to approve a proposed business combination;

•        the beneficial ownership by the Sponsor of an aggregate of 2,156,250 Founder Shares and 5,240,000 Private Warrants, which would become worthless if ACAC does not complete a business combination within the applicable time period, as the Sponsor has agreed (A) to vote any shares owned by them in favor of any proposed business combination and (B) not to redeem any Founder Shares in connection with a stockholder vote to approve a proposed initial business combination. The personal and financial interests of Founders may influence their motivation in identifying and selecting a target business combination, completing an initial business combination and influencing the operation of the business following the initial business combination. The Sponsor paid an aggregate of $25,000 for the Founders Shares and $5,240,000 for the Private Warrants;

•        as of the date hereof, ACAC issued nine promissory notes to the Sponsor and/or its designees in connection with the Monthly Extension Payments in a total amount of $675,000. The Sponsor has the right, but not the obligation, to convert the promissory notes, in whole or in part, into Private Warrants. If the Sponsor does not convert the promissory notes into shares of ACAC Common Stock upon the Closing, the promissory notes will become intercompany notes between ACAC and the Sponsor upon the Closing. ACAC has the obligation to pay to the Sponsor the funds amounting to the principal amount of the promissory notes if the Business Combination is terminated pursuant to the Business Combination Agreement. ACAC may use a portion of the working capital held outside the Trust Account to repay such funds amounting to the principal amount of the promissory notes but no proceeds from the Trust Account would be used to repay such loaned amounts. In the event that ACAC fails to complete a business combination by April 14, 2024, it is uncertain if ACAC has sufficient working capital held outside the Trust Account to fully repay the promissory notes;

•        Ms. “Joy” Yi Hua, ACAC’s CEO, CFO and Chairwoman, is the sole manager and member of the Sponsor, and as such may be deemed to have sole voting and investment discretion with respect to the shares of ACAC Common Stock held by the Sponsor, including 2,156,250 Founder Shares as described above, which would become worthless if ACAC does not complete a business combination by the Combination Period, as the Sponsor has waived any right to redemption with respect to these shares;

•        each of the three independent directors of ACAC will receive cash compensation of $20,000, will be payable upon the closing of our initial business combination;

•        the Founders may have a conflict of interest with respect to evaluating a business combination and financing arrangements as ACAC may obtain loans from Founders, or an affiliate of Founders, or any of our officers and directors to finance transaction costs in connection with an intended initial business combination. Up to $3,000,000 of such loans may be convertible into working capital warrants at a price of $1.00 per warrant at the option of the lender. On December 5, 2023, ACAC issued a promissory note of $500,000 to the Sponsor as working capital loan, and the Sponsor has the right, but not the obligation, to convert the promissory note, in whole or in part, into the working capital warrants. Such working capital warrants would be identical to the Private Warrants sold in the Concurrent Private Placement.

•        the Founders or any of their respective affiliates will be reimbursed for any out-of-pocket expenses incurred related to identifying, investigating, and consummating an initial business combination, provided, that, if ACAC does not consummate a business combination, a portion of the working capital held outside the Trust Account may be used by ACAC to repay such reimbursements so long as no proceeds from the Trust Account are used for such repayment.

•        the continued indemnification of current directors and officers of ACAC and the continuation of directors’ and officers’ liability insurance after a business combination;

•        the fact that the Founders may be incentivized to complete the Business Combination, or an alternative initial business combination with a less favorable company or on terms less favorable to stockholders, rather than to liquidate, in which case the Founders would lose their entire investment. As a result, the Founders may have a conflict of interest in determining whether Foxx is an appropriate business with which to effectuate a business combination and/or in evaluating the terms of the Business Combination;

•        the fact that the Founders collectively acquired 2,156,250 Founder Shares at a purchase price of approximately $0.01 per share, 5,240,000 Private Warrants at a purchase price of $1.00 per warrant. However, the number of Closing Payment Stock is based on a deemed price per share of $10.00 per share. Therefore, the Founders could make a substantial profit after the Business Combination from their acquisition of Founder Shares and/pr Private Warrants as discussed above, even if the Business Combination subsequently declines in value or is unprofitable for the Public Stockholders, or the Public Stockholders experience substantial losses in their investment in PubCo;

•        in addition to these interests of the Founders, to the fullest extent permitted by applicable laws, the Current Charter waives certain applications of the doctrine of corporate opportunity in some circumstances where the application of any such doctrine would conflict with any fiduciary duties or contractual obligations they may have as of the date of the Current Charter or in the future, and ACAC will renounce any expectancy that any of the directors or officers of ACAC will offer any such corporate opportunity of which he or she may become aware to ACAC. ACAC does not believe that the pre-existing fiduciary duties or contractual obligations of its officers and directors materially impacted its search for an acquisition target. Further, ACAC does not believe that the waiver of the application of the corporate opportunity doctrine in the Current Charter had any impact on its search for a potential business combination target.

Q:     How do I vote?

A:     If you are a holder of record of ACAC Class A Common Stock on the Record Date, you may vote virtually at the Special Meeting or by submitting a proxy for the Special Meeting.

You may submit your proxy before the Special Meeting in any of the following ways, if available:

•        use the toll-free number shown on your proxy card;

•        visit the website shown on your proxy card to vote via the Internet; or

•        complete, sign, date, and return the enclosed proxy card in the enclosed postage-paid envelope. Stockholders who choose to participate in the Special Meeting can vote their shares electronically during the meeting via live audio webcast by visiting www.            . You will need the control number that is printed on your proxy card to enter the Special Meeting. ACAC recommends that you log in at least 15 minutes before the meeting to ensure you are logged in when the Special Meeting starts.

If you hold your shares in “street name,” which means your shares are held of record by a broker, bank, or nominee, you should contact your broker, bank, or nominee to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the broker, bank, or nominee with instructions on how to vote your shares or, if you wish to attend the meeting and vote in person (which would include presence at a virtual meeting), obtain a legal proxy from your broker, bank or nominee.

If you do not give instructions to your brokerage firm, the brokerage firm will not be allowed to vote your shares with respect to the Proposals. The Proposals are “non-discretionary” items. Your broker may not vote for non-discretionary items, and those votes will be counted as broker “non-votes.”

Q:     If my shares are held in “street name,” will my broker, bank, or nominee automatically vote my shares for me?

A:     No. Your broker, bank, or nominee cannot vote your shares unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank, or nominee.

Q:     What happens if I sell my shares of ACAC Class A Common Stock before the Special Meeting?

A:     The Record Date for the Special Meeting will be earlier than the date of the Special Meeting. If you transfer your shares of ACAC Class A Common Stock after the Record Date, but before the Special Meeting, unless the transferee obtains from you a proxy to vote those shares, you will retain your right to vote at the Special Meeting. However, you will not be able to seek redemption of your shares of ACAC Class A Common Stock because you will no longer be able to deliver them for cancellation upon the consummation of the Business Combination in accordance with the provisions described herein.

If you transfer your shares of ACAC Class A Common Stock prior to the Record Date, you will have no right to vote those shares at the Special Meeting or redeem those shares for a pro rata portion of the proceeds held in the Trust Account.

Q:     What if I attend the Special Meeting and abstain or do not vote?

A:     For purposes of the Special Meeting, an abstention occurs when a stockholder virtually attends the Special Meeting online and does not vote or returns a proxy with an “abstain” vote.

If you are an ACAC stockholder that attends the Special Meeting virtually and fails to vote on the Business Combination Proposal and the Charter Amendment Proposal, your failure to vote will have the same effect as a vote “AGAINST” the Charter Amendment Proposal, but will have no effect on the vote count for such other Proposals. If you are an ACAC stockholder that attends the Special Meeting virtually and you respond to such proposals with an “abstain” vote (or if you return a proxy with an “abstain” vote), your “abstain” vote will have the same effect as a vote “AGAINST” the Charter Amendment Proposal but will have no effect on any of the other Proposals.

Q:     What will happen if I return my proxy card without indicating how to vote?

A:     If you sign and return your proxy card without indicating how to vote on any particular proposal, the ACAC Class A Common Stock represented by your proxy will be voted as recommended by the Board with respect to that Proposal.

Q:     May I change my vote after I have mailed my signed proxy card?

A:     Yes. You may change your vote at any time before your proxy is voted at the Special Meeting. You may do this in one of three ways:

•        submitting a notice to ACAC;

•        mailing a new, subsequently dated proxy card or submitting a new proxy online or by telephone; or

•        by attending the Special Meeting virtually and electing to vote your shares online.

If you are a stockholder of record of ACAC and you choose to send a written notice or to mail a new proxy, you must submit your notice of revocation or your new proxy to Acri Capital Acquisition Corporation, 13284 Pond Springs Rd, Ste 405, Austin, Texas 78729, and it must be received at any time before the vote is taken at the Special Meeting. Any proxy that you submitted may also be revoked by submitting a new proxy online or by telephone not later than 11:59 p.m. Eastern Time on             , or by voting online at the Special Meeting. Simply attending the Special Meeting will not revoke your proxy. If you have instructed a broker, bank, or other nominee to vote your shares of ACAC Class A Common Stock, you must follow the directions you receive from your broker, bank, or other nominee in order to change or revoke your vote.

Q:     What happens if I fail to take any action with respect to the Special Meeting?

A:     If you fail to take any action with respect to the Special Meeting and the Business Combination is approved by ACAC’s stockholders and consummated, you will continue to be a holder of ACAC Class A Common Stock (which will be PubCo Common Stock upon the Closing). As a corollary, failure to deliver (either physically or electronically) your stock certificate(s) to ACAC’s transfer agent, VStock Transfer, LLC, no later than two business days prior to the Special Meeting, means you will not have any right in connection with the Business Combination to exchange your Public Shares for a pro rata share of the funds held in the Trust Account. If you fail to take any action with respect to the Special Meeting and the Business Combination is not approved, you will continue to be a stockholder of ACAC.

Q:     What should I do with my share certificate(s)?

A:     Those Public Stockholders who do not elect to have their Public Shares redeemed for a pro rata share of the funds held in the Trust Account need not submit their certificate(s). Public Stockholders who exercise their redemption rights must deliver their share certificate(s) to [__] (either physically or electronically) or through DTC to [__] at least two business days before the Special Meeting, as described above.

Q:     What should I do if I receive more than one set of voting materials?

A:     Public Stockholders may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares of ACAC Class A Common Stock in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold such shares. If you are a holder of record and your shares of ACAC Class A Common Stock are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date, and return each proxy card and voting instruction card that you receive in order to cast a vote with respect to all of your shares of ACAC Class A Common Stock.

Q:     Who can help answer my questions?

A:     If you have questions about the Business Combination or if you need additional copies of this proxy statement/prospectus or the enclosed proxy card, you should contact:

Acri Capital Acquisition Corporation
13284 Pond Springs Rd, Ste 405
Austin, Texas 78729
Telephone Number: 512-666-1277

You may also obtain additional information about ACAC from documents filed with the SEC by following the instructions in the section entitled “Where You Can Find More Information.” If you are a ACAC stockholder and you intend to seek redemption of your shares, you will need to deliver your Public Shares (either physically or electronically) to our transfer agent (or through DTC to [__]) at the address listed below at least two business days prior to the vote at the Special Meeting. If you have questions regarding the certification of your position or delivery of your stock, please contact:

VStock Transfer, LLC
18 Lafayette Place,
Woodmere, NY 11598
Attn: Chief Executive Officer

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

This summary highlights selected information from this proxy statement/prospectus and does not contain all of the information that is important to you. To better understand the Proposals to be submitted for a vote at the Special Meeting, including the Business Combination Proposal, you should read this entire document carefully, including the Annexes attached to this proxy statement/prospectus. The Business Combination Agreement is the primary legal document that governs the Business Combination and other transactions that will be undertaken in connection with the Business Combination. It is described in detail in this proxy statement/prospectus in the section entitled “Proposal 1: The Business Combination Proposal.”

The Parties to the Business Combination

ACAC

Acri Capital Acquisition Corporation is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or similar business combination with one or more businesses. ACAC was incorporated under the laws of the State of Delaware on January 7, 2022.

On June 10, 2022, ACAC completed its Initial Public Offering of 8,625,000 ACAC Units, which included 1,125,000 ACAC Units issued upon the full exercise of the underwriters’ over-allotment option. Each ACAC Unit consists of one share of ACAC Class A Common Stock and one-half of one ACAC Warrant. Each whole ACAC Warrant entitles the holder thereof to purchase one share of ACAC Class A Common Stock at a price of $11.50 per share. The ACAC Units were sold at an offering price of $10.00 per unit, generating gross proceeds of $86,250,000.

Concurrently with the completion of the Initial Public Offering, ACAC completed private sale of 5,240,000 Private Warrants to the Sponsor, with each Private Warrant entitling the Sponsor to purchase one share of ACAC Class A Common Stock at an exercise price of $11.50 per share, at a purchase price of $1.00 per Private Warrant, generating gross proceeds to ACAC of $5,240,000. The Private Warrants are identical to the warrants included in the ACAC Units sold in the Initial Public Offering, except that the Sponsor, as holder of the Private Warrants have agreed not to transfer, assign or sell any of the Private Warrants (except to certain permitted transferees) until 30 days after the completion of the ACAC’s initial business combination.

ACAC’s Units, ACAC Class A Common Stock, and ACAC Warrants, and are currently listed on The Nasdaq Capital Market under the symbols “ACACU,” “ACAC”, and “ACACW”, respectively.

The mailing address of ACAC’s principal executive office is 13284 Pond Springs Rd, Ste 405, Austin, Texas 78729, and its telephone number is 512-666-1277.

For additional information about ACAC, see the section entitled “Information about ACAC.”

Purchaser

Purchaser is a wholly-owned subsidiary of ACAC, formed solely for the purpose of effectuating the Business Combination and to serve as the publicly traded parent company of Foxx following the Business Combination. Purchaser was incorporated under the laws of the State of Delaware on November 13, 2023. Upon incorporation, Purchaser issued 10 shares to ACAC, resulting in Purchaser becoming a wholly-owned subsidiary of ACAC. Purchaser owns no material assets and does not operate any business.

Upon the consummation of the Reincorporation Merger, ACAC shall merge with and into Purchaser, with Purchaser surviving as the surviving entity. Following the consummation of the Business Combination, Purchaser Common Stock will be listed on Nasdaq. The mailing address of Purchaser’s principal executive office is 13284 Pond Springs Rd, Ste 405, Austin, Texas 78729, and its telephone number is 512-666-1277. After the consummation of the Business Combination, Purchaser’s principal executive office will be that of Foxx.

Merger Sub

Merger Sub is a wholly-owned subsidiary of Purchaser, formed solely for the purpose of effectuating the Business Combination. Merger Sub was incorporated under the laws of the State of Delaware on November 13, 2023. Upon incorporation, Merger Sub issued 10 shares to Purchaser, resulting in Merger Sub becoming a wholly-owned subsidiary of Purchaser. Merger Sub owns no material assets and does not operate any business.

The mailing address of Merger Sub’s principal executive office is 13284 Pond Springs Rd, Ste 405, Austin, Texas 78729, and its telephone number is 512-666-1277.

Foxx

Foxx was incorporated as a Texas corporation on March 17, 2017. Foxx is a technology innovation company in the communications sector and operates in various locations across the United States. Foxx currently generates most of its revenue from the sales of tablets and smartphones to major carriers in the United States such as T-Mobile, AT&T, and Verizon. Foxx has been preparing to enter the U.S. IoT markets and launch more smartphones, tablets, wearables, and other high-quality communication terminals, with the aim of growing into a key player both domestically and globally.

The mailing address of Foxx’s principal executive office is 13575 Barranca Parkway C106, Irvine, CA 92618, and its telephone number is 201-962-5550.

For additional information about Foxx, see the section entitled “Information about Foxx.”

Emerging Growth Company

ACAC is an “emerging growth company,” as defined under the JOBS Act. As an emerging growth company, ACAC is eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. These include, but are not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and the requirement to obtain stockholder approval of any golden parachute payments not previously approved.

PubCo will remain an emerging growth company until the earlier of (1) December 31, 2027 (the last day of the fiscal year following the fifth anniversary of the consummation of the Initial Public Offering), (2) the last day of the fiscal year in which PubCo has total annual gross revenue of at least $1.235 billion, (3) the last day of the fiscal year in which PubCo is deemed to be a “large accelerated filer,” as defined in the Exchange Act, and (4) the date on which PubCo has issued more than $1.0 billion in nonconvertible debt securities during the prior three-year period.

The Business Combination Proposal

The Business Combination Agreement was entered into by and among ACAC, Purchaser, Merger Sub, and Foxx on February 18, 2024. Pursuant to the terms of the Business Combination Agreement, the Business Combination will be completed through a two-step process consisting of the Reincorporation Merger and the Acquisition Merger.

Reincorporation Merger

Immediately prior to the Reincorporation Merger Effective Time, (i) each issued and outstanding ACAC Unit will automatically separate into one share of ACAC Class A Common Stock and one-half of one ACAC Warrant, and (ii) each share of ACAC Class A Common Stock held by ACAC shareholders who validly redeemed their ACAC Class A Common Stock (each “ACAC Redeeming Share”) shall automatically be cancelled and cease to exist and shall thereafter represent only the right to be paid a pro-share redemption price. At the Reincorporation Merger Effective Time, (i)each share of ACAC Common Stock issued and outstanding (other than ACAC Redeeming Shares) shall be converted automatically into one share of Purchaser Common Stock, and (ii) each issued and outstanding ACAC Warrant shall be converted automatically into one Purchaser Warrant.

Acquisition Merger

At the effective time of the Acquisition Merger (the “Effective Time”), being one business day after the Reincorporation Merger Effective Time, Foxx will be merged with and into Merger Sub, resulting in Merger Sub surviving the Acquisition Merger and being a wholly-owned subsidiary of Purchaser (as PubCo after Closing).

After consideration of the factors identified and discussed in the section entitled “Proposal 1: The Business Combination Proposal — The Board’s Reasons for the Approval of the Business Combination,” the Board concluded that the Business Combination should be approved.

Intended Structure of the Business Combination

Organizational Structure Upon Closing*

____________

*        Upon Closing, Purchaser will change its name to “Foxx Development Holdings Inc.”

The terms and conditions of the Business Combination are contained in the Business Combination Agreement, which is attached to this proxy statement/prospectus as Annex A and is incorporated by reference herein in its entirety. ACAC encourages you to read the Business Combination Agreement carefully, as it is the primary legal document that governs the Business Combination. For more information on the Business Combination Agreement, see the section entitled “Proposal 1: The Business Combination Proposal.”

Closing Payment Stock

At the Effective Time, by virtue of the Acquisition Merger and the Business Combination Agreement, and without any action on the part of ACAC, Purchaser, Merger Sub, Foxx, Foxx Stockholders, the Foxx Stockholders’ shares of Foxx Common Stock issued and outstanding immediately prior to the Effective Time will be canceled and automatically converted into the right to receive, without interest, the applicable portion of the Closing Payment Stock as set forth in the Closing Consideration Spreadsheet (as defined under the Business Combination Agreement). “Closing Payment Stock” means 5,000,000 shares of Purchaser Common Stock, which are equal or equivalent in value to the sum of $50,000,000 divided by $10.00 per share, among which, 500,000 shares will be deposited to a segregated escrow account and to be released to the Foxx Stockholders if and only if, prior to or upon one-year anniversary of the Business Combination Agreement, the Affordable Connectivity Program (ACP) managed by the FCC is reauthorized by the U.S. Congress with funding of no less than $4 billion in total for such reauthorized period; or otherwise be cancelled and forfeited by PubCo (as defined below) without consideration.

Earnout Consideration

In addition to Closing Payment Stock, the Foxx Stockholders are entitled to receive up to an additional 4,200,000 shares of Purchaser Common Stock subject to achievement of certain milestones (the “Earnout Shares”). The Earnout Shares will be issued as below:

(i)     in connection with the financial performance for the fiscal year ending June 30, 2024

(A)    700,000 Earnout Shares will be issued to Foxx Stockholders on a pro rata basis if and only if PubCo’s audited consolidated financial statements for the fiscal year ending June 30, 2024 (“2024 PubCo Audited Financial Statements”), prepared in accordance with the Generally Accepted Accounting

Principles of the United States (“U.S. GAAP”) and filed with the SEC on Form 10-K by PubCo after Closing, reflect revenue of PubCo for the fiscal year ending June 30, 2024 (the “PubCo 2024 Revenue”) no less than $67,000,000 (including $67,000,000) and less than $84,000,000 (excluding $84,000,000); or

(B)    1,400,000 Earnout Shares will be issued to Foxx Stockholders on a pro rata basis if and only if the PubCo 2024 Revenue is no less than $84,000,000 (including $84,000,000) and less than $100,000,000(excluding $100,000,000); or

(C)    2,100,000 Earnout Shares will be issued to Foxx Stockholders on a pro rata basis if and only if the PubCo 2024 Revenue is no less than $100,000,000; and

(D)    the Earnout Shares shall be issued and delivered pursuant to one paragraph from (i)(A)-(1)(C) above only once.

(ii)    In connection with the financial performance for the fiscal year ending June 30, 2025:

(A)    700,000 Earnout Shares will be issued to Foxx Shareholders on a pro rata basis if and only if PubCo’s audited consolidated financial statements for the fiscal year ending June 30, 2025 (“2025 PubCo Audited Financial Statements”), prepared in accordance with U.S. GAAP and filed with the SEC on Form 10-K by PubCo after Closing, reflect revenue of PubCo for the fiscal year ending June 30, 2025 (the “PubCo 2025 Revenue”) no less than $77,050,000 (including $77,050,000) and less than $96,600,000 (excluding $96,600,000); or

(B)    1,400,000 Earnout Shares will be issued to Foxx Stockholders on a pro rata basis if and only if the PubCo 2024 Revenue is no less than $96,600,000 (including $96,600,000) and less than $115,000,000 (excluding $115,000,000); or

(C)    2,100,000 Earnout Shares will be issued to Foxx Stockholders on a pro rata basis if and only if the PubCo 2024 Revenue reflected in the 2024 PubCo Audited Financial Statements is no less than One Hundred and Fifteen Million Dollars ($115,000,000) (including $115,000,000); and

(D)    the Earnout Shares shall be issued and delivered pursuant to one paragraph from (ii)(A) to (ii)(C) above only once.

The Board’s Reasons for the Approval of the Business Combination

The Board considered a wide variety of factors, in connection with its evaluation of the Business Combination. In light of the complexity of those factors, the Board, as a whole, did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors it took into account in reaching its decision. Individual members of the Board may have given different weight to different factors.

For a more complete description of the Board’s reasons for the approval of the Business Combination and its recommendation in favor of the Business Combination Proposal, please see the section entitled “Proposal 1: The Business Combination — The Board’s Reasons for the Approval of the Business Combination.”

Accounting Treatment

The Business Combination will be accounted for as a “reverse recapitalization” in accordance with U.S. GAAP. Under this method of accounting, ACAC will be treated as the “acquired” company for financial reporting purposes. This determination is primarily based on the fact that subsequent to the Business Combination, Foxx’s stockholders are expected to have a majority of the voting power of the PubCo, Foxx will comprise all of the ongoing operations of the PubCo, Foxx will comprise a majority of the governing body of the PubCo, and Foxx’s senior management will comprise all of the senior management of the PubCo. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of Foxx issuing shares for the net assets of ACAC, accompanied by a recapitalization. The net assets of ACAC will be stated at historical costs. No goodwill or other intangible assets will be recorded. Operations prior to the Business Combination will be those of Foxx.

Pro Forma Ownership of PubCo Upon Closing

Immediately after the Closing, assuming no Public Stockholder exercises its redemption rights and no additional shares are issued prior to Closing, the Foxx Stockholders will own approximately 47.9% of the shares of PubCo Common Stock to be outstanding immediately after the Business Combination, Public Stockholders will own approximately 31.1% of the shares of PubCo Common Stock, the Founders will own approximately 20.6% of the shares of PubCo Common Stock, and the Representative will own approximately 0.4% of the shares of PubCo Common Stock, in each case, based on the number of shares of ACAC Class A Common Stock outstanding as of the Record Date. These pro forma ownership percentages also (a) assume no exercise of any options to purchase ACAC Class A Common Stock (which will be PubCo Common Stock) that will be outstanding immediately following the Business Combination, whether such options are issued under the Incentive Plan or otherwise, (b) exclude the issuance of any shares of PubCo Common Stock in connection with the Incentive Plan following the Business Combination, and (c) no Merger Financing. If the actual facts differ from these assumptions, the numbers of shares and ownership percentages set forth above, including the anticipated equity stake of non-redeeming Public Stockholders in PubCo following the Business Combination and Merger Financing, will be different. For more information, please see the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.”

However, stockholders will experience additional dilution to the extent PubCo issues additional shares after the Closing. Immediately after the Closing, assuming no Public Stockholder exercises its redemption rights and no additional shares are issued prior to Closing, the Foxx Stockolders will own approximately 31.5% of the shares of PubCo Common Stock to be outstanding immediately after the Business Combination, Public Stockholders will own approximately 25.8% of the shares of PubCo Common Stock, and the Founders will own approximately 35.5% of the shares of PubCo Common Stock, in each case, based on the number of shares of ACAC Common Stock outstanding as of the Record Date. These pro forma ownership percentages assume (a) the shares of PubCo Common Stock that will be available for issuance under the Incentive Plan, which will initially be equal to 20% of the outstanding shares of PubCo Common Stock as of the Closing, and (b) the issuance of up to 9,552,500 shares of PubCo Common Stock underlying ACAC Warrants. For more information, please see “What equity stake will non-redeeming Public Stockholders, the Foxx Stockholders, and the Founders hold in PubCo following the consummation of the Business Combination and what is the expected pro forma equity value of PubCo at the Closing?”

If the actual facts differ from these assumptions, the numbers of shares and ownership percentages set forth above, including the anticipated equity stake of non-redeeming Public Stockholders in PubCo following the Business Combination will be different. For more information, please see the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.”

Additional Matters Being Voted On By Public Stockholders

In addition to voting on the Business Combination Proposal, Public Stockholders will vote on the following Proposals:

The Charter Amendment Proposal

Assuming the Business Combination Proposal is approved and adopted, Public Stockholders will vote on a proposal to approve the Proposed Charter, which will amend and restate the Current Charter, and the Proposed Bylaws of the PubCo. If approved, the Proposed Charter and the Proposed Bylaws will be in effect upon the Closing. See the section entitled “Proposal 2: The Charter Amendment Proposal” for further information. A copy of the Proposed Charter and the Proposed Bylaws is attached to this proxy statement/prospectus as Annex B and Annex C, respectively.

The Advisory Charter Amendment Proposals

On a non-binding advisory basis, Public Stockholders will vote on a proposal to approve the Advisory Charter Amendment Proposals, which are being presented pursuant to guidance of the SEC as four separate sub-proposals. See the section entitled “Proposal 3: The Advisory Charter Amendment Proposals” for further information.

The Adjournment Proposal

Public Stockholders will be asked to consider and vote upon a proposal to adjourn the Special Meeting to a later date or dates if it is determined that more time is necessary or appropriate, in the judgment of the Board or the officer presiding over the Special Meeting, for ACAC to consummate the Business Combination (including to solicit additional votes in favor of any of the Proposals). See the section entitled “Proposal 4: The Adjournment Proposal” for further information.

ACAC’s Founders and Officers and Directors

As of the Record Date, the Founders beneficially owned and were entitled to vote an aggregate of 2,156,250 shares of ACAC Class B Common Stock. The shares owned by the Founders currently constitute approximately 39.8% of the outstanding shares of ACAC Common Stock.

In connection with the Initial Public Offering, the Founders and each of ACAC’s officers and directors agreed to vote their Founder Shares, Private Warrants, and any Public Shares they hold in favor of an initial business combination (including any proposals recommended by the Board in connection with such business combination). This commitment would extend to include the Business Combination Proposal and the other Proposals.

In connection with the Initial Public Offering, the Founders entered into the IPO Letter Agreement pursuant to which they agreed (subject to limited exceptions): (i) in the case of Founder Shares, not to transfer, assign or sell any of their Founder Shares until the earlier of: (A) six months after the date of the consummation of an initial business combination, (B) the date on which ACAC complete a liquidation, merger, stock exchange or other similar transaction after our initial business combination that results in all of ACAC public stockholders having the right to exchange their shares of common stock for cash, securities or other property, and (C) the date on which the last reported sale price of ACAC Class A Common Stock equals or exceeds $18.00 per share (as adjusted for share splits, share dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing after our initial business combination, and (ii) in the case of private warrants, and any warrants may be issued upon the conversion of the working capital loans, or “working capital warrants”, until 30 days after the completion of ACAC’s initial business combination, except in each case (a) to our officers or directors, any affiliates or family members of any of ACAC’s officers or directors, any affiliate of our founders, any members of Founders, or any of their affiliates, officers, directors, direct and indirect equity holders, (b) in the case of an individual, by gift to a member of the individual’s immediate family, to a trust, the beneficiary of which is a member of the individual’s immediate family or an affiliate of such person, or to a charitable organization; (c) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (d) in the case of an individual, pursuant to a qualified domestic relations order; (e) by private sales or transfers made in connection with the consummation of a business combination at prices no greater than the price at which the securities were originally purchased; (f) in the event of ACAC liquidation prior to the completion of our initial business combination; or (g) by virtue of the laws of Delaware or our founders’ limited liability company agreement upon dissolution of ACAC’s founders, provided, however, that in the case of clauses (a) through (e), or (g) these permitted transferees must enter into a written agreement agreeing to be bound by these transfer restrictions.

In connection with ACAC’s entry into the Business Combination Agreement, the Sponsor entered into the Sponsor Support Agreement, a copy of which is filed with this proxy statement/prospectus, and further described in the section entitled “Proposal 1: The Business Combination Agreement — Related Agreements — Sponsor Support Agreement.”

Special Meeting Information

Date, Time, and Place of Special Meeting

The Special Meeting will be held virtually on [__], at [__] , Eastern Time, at [__]. Public Stockholders may attend, vote, and examine the list of Public Stockholders entitled to vote at the Special Meeting by visiting [__] and entering the control number found on their proxy card, voting instruction form, or notice they previously received. The Special Meeting will be held in a virtual meeting format only. You will not be able to attend the Special Meeting in person.

Voting Power; Record Date

Public Stockholders will be entitled to vote or direct votes to be cast at the Special Meeting if they owned ACAC Class A Common Stock at the close of business on            , which is the Record Date for the Special Meeting. Stockholders will have one vote for each share of ACAC Class A Common Stock owned at the close of business on the Record Date in respect of each Proposal on which they are entitled to vote. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. On the Record Date, there were            shares of ACAC Class A Common Stock entitled to vote at the Special Meeting, of which [__] were owned by the Founders or an affiliate thereof.

Quorum and Vote of Public Stockholders

A quorum of Public Stockholders is necessary to hold a valid meeting. A quorum will be present at the Special Meeting if a majority of the voting power of all outstanding shares of ACAC Common Stock entitled to vote at the meeting are represented in person (which would include presence at a virtual meeting) or by proxy. As of the Record Date, there were [__] shares of ACAC Common Stock; therefore, a total of [__] shares of ACAC Common Stock must be represented at the Special Meeting in order to constitute a quorum. Abstentions and withheld votes will count as present for the purposes of establishing a quorum but will not count as votes cast at the Special Meeting for any of the Proposals (except for the Charter Amendment Proposal, for which abstentions and withheld votes will have the same effect as a vote “AGAINST”). Because the Proposals are “non-discretionary” items, your broker will not be able to vote uninstructed shares for any of the Proposals. As a result, if you do not provide voting instructions, a broker “non-vote” will be deemed to have occurred for each of the Proposals. Broker “non-votes” will not be counted as present for purposes of determining whether a quorum is present. As of the Record Date, the Founders hold approximately            % of the outstanding ACAC Common Stock.

The Proposals presented at the Special Meeting will require the following votes:

•        The approval of the Business Combination Proposal requires the affirmative vote of the holders of a majority of the shares of ACAC Common Stock cast in respect of the Business Combination Proposal and entitled to vote thereon at the Special Meeting.

•        The approval of the Charter Amendment Proposal requires a majority vote of the outstanding shares of ACAC Common Stock entitled to vote thereon.

•        The Approval of the Adjournment Proposal also requires the affirmative vote of the holders of a majority vote of the outstanding shares of ACAC Common Stock entitled to vote thereon.

Abstentions, withheld votes, and broker non-votes will have no effect on any of the Proposals that will be presented at the Special Meeting, aside from those effects set forth above.

Consummation of the Business Combination is conditioned on approval of the Business Combination Proposal The approvals of the Charter Amendment Proposal and the Advisory Charter Amendment Proposals are conditioned on the approval and adoption of the Business Combination Approval. The Adjournment Proposal is not conditioned on the approval of any other Proposal. In accordance with SEC guidance, the Advisory Charter Amendment Proposals are being presented separately and will be voted upon on a non-binding advisory basis. The Adjournment Proposal is not conditioned on the approval of any other Proposals.

Redemption Rights of Public Stockholders

Public Stockholders may seek to redeem their Public Shares for cash, regardless of whether they vote for or against, or whether they abstain from voting on, the Business Combination Proposal. Any Public Stockholder may demand that ACAC redeem such Public Stockholder’s Public Shares for a pro rata portion of the Trust Account (which, for illustrative purposes, was $[            ] per share [            ] as of the Record Date), calculated as of two business days prior to the anticipated consummation of the Business Combination. If a holder properly seeks redemption as described in this section and the Business Combination is consummated, ACAC will redeem the holder’s Public Shares for a pro rata portion of funds deposited in the Trust Account and the holder will no longer own these shares following the Business Combination.

Notwithstanding the foregoing, a holder of ACAC Class A Common Stock, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from seeking redemption rights with respect to more than 15% of the ACAC Common Stock. Accordingly, all shares of ACAC Common Stock in excess of 15% held by a Public Stockholder, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group,” will not be redeemed for cash.

Holders of Founder Shares will not have redemption rights with respect to such shares.

Holders may demand redemption by delivering their stock, either physically or electronically using Depository Trust Company’s DWAC System, to ACAC’s transfer agent two business days prior to the Special Meeting. If you hold the shares in “street name,” you will have to coordinate with your broker to have your shares certificated or delivered electronically. Certificates that have not been tendered (either physically or electronically) in accordance with these procedures will not be redeemed for cash. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC system. The transfer agent will typically charge the tendering broker a fee of approximately $120.00 and it would be up to the broker whether or not to pass this cost on to the redeeming stockholder. In the event the proposed Business Combination is not consummated this may result in an additional cost to stockholders for the return of their shares.

Underwriting Fees as a Percentage of Initial Public Offering Proceeds Net of Redemptions

	No redemptions(2)	25% redemptions(3)	75% redemptions(4)	Maximum redemptions(5)
Initial Public Offering underwriting fees(1)	1,725,000	1,725,000	1,725,000	1,725,000
Initial Public Offering proceeds net of redemptions	33,201,510	24,901,133	8,300,378	—
Underwriting fees as a % of Initial Public Offering proceeds net of redemptions (approx.)	5.2%	6.9%	20.8%	100.0%

____________

(1)      $1,725,000 underwriting discount was paid at the consummation of the Initial Public Offering.

(2)      This scenario assumes that no Public Shares (excluding the Redeemed Public Shares) are redeemed.

(3)      As of the date of this proxy statement/prospectus, there are 3,255,050 Public Shares issued and outstanding. This scenario assumes that 813,763 Public Shares are redeemed, resulting in an aggregate payment of approximately $9.0 million from the Trust Account based on an assumed redemption price of $11.12 per share.

(4)      As of the date of this proxy statement/prospectus, there are 3,255,050 Public Shares issued and outstanding. This scenario assumes that 2,441,288 Public Shares are redeemed, resulting in an aggregate payment of approximately $27.1 million from the Trust Account based on an assumed redemption price of $11.12 per share.

(5)      As of the date of this proxy statement/prospectus, there are 3,255,050 Public Shares issued and outstanding. This scenario assumes that a maximum of 3,255,050 Public Shares are redeemed, resulting in an aggregate payment of approximately $36.2 million from the Trust Account based on an assumed redemption price of $11.12 per share.

Deferred Business Combination Fee as a Percentage of Deferred Public Offering Proceeds Net of Redemptions

	No redemptions(2)	25% redemptions(3)	75% redemptions(4)	Maximum redemptions(5)
Deferred Business Combination fees(1)	2,156,250	2,156,250	2,156,250	2,156,250
Initial Public Offering proceeds net of redemptions	33,201,510	24,901,133	8,300,378	—
Deferred Business Combination Fee as a % of Initial Public Offering proceeds net of redemptions (approx.)	6.5%	8.7%	26.0%	100.0

____________

(1)      $2,156,250 of the Deferred Business Combination Fee is payable at the closing of the Business Combination.

(2)      This scenario assumes that no Public Shares (excluding the Redeemed Public Shares) are redeemed.

(3)      As of the date of this proxy statement/prospectus, there are 3,255,050 Public Shares issued and outstanding. This scenario assumes that 813,763 Public Shares are redeemed, resulting in an aggregate payment of approximately $9.0 million from the Trust Account based on an assumed redemption price of $11.12 per share.

(4)      As of the date of this proxy statement/prospectus, there are 3,255,050 Public Shares issued and outstanding. This scenario assumes that 2,441,288 Public Shares are redeemed, resulting in an aggregate payment of approximately $27.1 million from the Trust Account based on an assumed redemption price of $11.12 per share.

(5)      As of the date of this proxy statement/prospectus, there are 3,255,050 Public Shares issued and outstanding. This scenario assumes that a maximum of 3,255,050 Public Shares are redeemed, resulting in an aggregate payment of approximately $36.2 million from the Trust Account based on an assumed redemption price of $11.12 per share.

Tax Consequences of Business Combination

For a description of the material U.S. federal income tax consequences of the Business Combination, please see the information set forth in the section entitled “Material U.S. Federal Income Tax Considerations.”

Appraisal Rights

Public Stockholders do not have appraisal rights in connection with the Business Combination under Delaware law.

Regulatory Matters

At any time before or after consummation of the Business Combination, the applicable competition authorities in the United States or any other applicable jurisdiction could take such action under applicable antitrust laws as such authority deems necessary or desirable in the public interest, including seeking to enjoin the consummation of the Business Combination, conditionally approving the Business Combination upon divestiture of certain of PubCo’s assets, subjecting the completion of the Business Combination to regulatory conditions or seeking other remedies. Private parties may also seek to take legal action under the antitrust laws under certain circumstances. ACAC cannot assure you that the U.S. Antitrust Division, the U.S. Federal Trade Commission (the “FTC”), any state attorney general, or any other government authority, or any private party, will not attempt to challenge the Business Combination on antitrust grounds, and, if such a challenge is made, ACAC cannot assure you as to its result. Under the Business Combination Agreement, ACAC and Foxx are not obligated to sell, license, or otherwise dispose of any entities, assets, or facilities (or agree to do so), or terminate, assign, or amend any existing relationships or contractual rights or obligations, or enter into new licenses or other contracts in order to obtain approval of the Business Combination by the U.S. Antitrust Division, the FTC, or otherwise.

Neither ACAC nor Foxx is aware of any material regulatory approvals or actions that are required for completion of the Business Combination. It is presently contemplated that if any such regulatory approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any approvals or actions which are required will be obtained.

Proxy Solicitation

Proxies may be solicited by mail, telephone, or in person (which would include presence at a virtual meeting). ACAC has engaged [_] to assist in the solicitation of proxies. If a stockholder grants a proxy, they may still vote their shares in person (which would include presence at a virtual meeting) if they revoke their proxy before the Special Meeting. A stockholder may also change their vote by submitting a later-dated proxy as described in the section entitled “Special Meeting of Public Stockholders — Revoking Your Proxy.”

Interests of the Founders and ACAC’s Directors and Officers in the Business Combination

•        In considering the recommendation of the Board to vote in favor of approval of the Business Combination Proposal, the Charter Amendment Proposal, and the other Proposals, Public Stockholders should keep in mind that the Founders and ACAC’s officers and directors have interests in such Proposals that are different from, or in addition to, ACAC’s stockholders’ interests. These interests include, among other things: the fact that the Founders have agreed, s part of Initial Public Offering and without any separate consideration provided by ACAC for such agreement, not to redeem any shares of ACAC Common Stock in connection with a stockholder vote to approve a proposed business combination;

•        the beneficial ownership by the Sponsor of an aggregate of 2,156,250 Founder Shares and 5,240,000 Private Warrants, which would become worthless if ACAC does not complete a business combination within the applicable time period, as the Sponsor has agreed (A) to vote any shares owned by them in favor of any proposed business combination and (B) not to redeem any Founder Shares in connection with a stockholder vote to approve a proposed initial business combination. The personal and financial interests of Founders may influence their motivation in identifying and selecting a target business combination, completing an initial business combination and influencing the operation of the business following the initial business combination. The Sponsor paid an aggregate of $25,000 for the Founders Shares and $5,240,000 for the Private Warrants;

•        as of the date hereof, ACAC issued thirteen promissory notes to the Sponsor and/or its designees in connection with the Monthly Extension Payments in a total amount of $1,585,924. The Sponsor has the right, but not the obligation, to convert the promissory notes, in whole or in part, into Private Warrants. If the Sponsor does not convert the promissory notes into shares of ACAC Common Stock upon the Closing, the promissory notes will become intercompany notes between ACAC and the Sponsor upon the Closing. ACAC has the obligation to pay to the Sponsor the funds amounting to the principal amount of the promissory notes if the Business Combination is terminated pursuant to the Business Combination Agreement. ACAC may use a portion of the working capital held outside the Trust Account to repay such funds amounting to the principal amount of the promissory notes but no proceeds from the Trust Account would be used to repay such loaned amounts. In the event that ACAC fails to complete a business combination by April 14, 2024, it is uncertain if ACAC has sufficient working capital held outside the Trust Account to fully repay the promissory notes;

•        Ms. “Joy” Yi Hua, ACAC’s CEO, CFO and Chairwoman, is the sole manager and member of the Sponsor, and as such may be deemed to have sole voting and investment discretion with respect to the shares of ACAC Common Stock held by the Sponsor, including 2,156,250 Founder Shares as described above, which would become worthless if ACAC does not complete a business combination by the Combination Period, as the Sponsor has waived any right to redemption with respect to these shares;

•        each of the three independent directors of ACAC will receive cash compensation of $20,000, will be payable upon the closing of our initial business combination;

•        the Founders may have a conflict of interest with respect to evaluating a business combination and financing arrangements as ACAC may obtain loans from Founders, or an affiliate of Founders, or any of our officers and directors to finance transaction costs in connection with an intended initial business combination. Up to $3,000,000 of such loans may be convertible into working capital warrants at a price of $1.00 per warrant at the option of the lender. On December 5, 2023, ACAC issued a promissory note of $500,000 to the Sponsor as working capital loan, and the Sponsor has the right, but not the obligation, to convert the promissory note, in whole or in part, into the working capital warrants. Such working capital warrants would be identical to the Private Warrants sold in the Concurrent Private Placement.

•        the Founders or any of their respective affiliates will be reimbursed for any out-of-pocket expenses incurred related to identifying, investigating, and consummating an initial business combination, provided, that, if ACAC does not consummate a business combination, a portion of the working capital held outside the Trust Account may be used by ACAC to repay such reimbursements so long as no proceeds from the Trust Account are used for such repayment.

•        the continued indemnification of current directors and officers of ACAC and the continuation of directors’ and officers’ liability insurance after a business combination;

•        the fact that the Founders may be incentivized to complete the Business Combination, or an alternative initial business combination with a less favorable company or on terms less favorable to stockholders, rather than to liquidate, in which case the Founders would lose their entire investment. As a result, the Founders may have a conflict of interest in determining whether Foxx is an appropriate business with which to effectuate a business combination and/or in evaluating the terms of the Business Combination;

•        the fact that the Founders collectively acquired 2,156,250 Founder Shares at a purchase price of approximately $0.01 per share, 5,240,000 Private Warrants at a purchase price of $1.00 per warrant. However, the number of Closing Payment Stock is based on a deemed price per share of $10.00 per share. Therefore, the Founders could make a substantial profit after the Business Combination from their acquisition of Founder Shares and/pr Private Warrants as discussed above, even if the Business Combination subsequently declines in value or is unprofitable for the Public Stockholders, or the Public Stockholders experience substantial losses in their investment in PubCo;

•        in addition to these interests of the Founders, to the fullest extent permitted by applicable laws, the Current Charter waives certain applications of the doctrine of corporate opportunity in some or contractual obligations they may have as of the date of the Current Charter or in the future, and ACAC will renounce any expectancy that any of the directors or officers of ACAC will offer any such corporate opportunity of which he or she may become aware to ACAC. ACAC does not believe that the pre-existing fiduciary duties or contractual obligations of its officers and directors materially impacted its search for an acquisition target. Further, ACAC does not believe that the waiver of the application of the corporate opportunity doctrine in the Current Charter had any impact on its search for a potential business combination target.

Recommendation to Public Stockholders

After careful consideration, the Board unanimously determined that each of the Business Combination Proposal, the Charter Amendment Proposal, and the Adjournment Proposal, if presented, is fair to and in the best interests of ACAC and its stockholders. The Board has approved and declared advisable and unanimously recommends that you vote or give instructions to vote “FOR” each of these Proposals.

For a description of various factors considered by the Board in reaching its decision to recommend in favor of voting for each of the Proposals to be presented at the Special Meeting, see the sections herein regarding each of the Proposals. In particular, in respect of the Board’s unanimous determination that the Business Combination Proposal is fair to and in the best interests of ACAC and its stockholders, and its recommendation that Public Stockholders vote or give instructions to vote “FOR” such Proposal, you should carefully review the substantive factors considered by ACAC’s management team and the Board in coming to such determination and in making such recommendation, as set forth in the section of this proxy statement/prospectus entitled “Proposal 1: The Business Combination Proposal — The Board’s Reasons for the Approval of the Business Combination.”

Summary of Risk Factors

The following is a summary of the principal risks to which (i) Foxx’s business, operations and financial performance and (ii) the Business Combination are subject. Each of these risks is more fully described in the individual risk factors set forth under “Risk Factors” in this proxy statement/prospectus. Unless the context otherwise requires, all references in this subsection to “Foxx,” “we,” “us” or “our” refer to the business of Foxx prior to the consummation of the Business Combination, which will be the business of PubCo following the consummation of the Business Combination.

Risks Related to the Business, Operations and Financial Performance of Foxx

•        We participate in a competitive industry. Competitors with greater resources and significant experience in high-volume product manufacturing may be able to respond more quickly and cost-effectively than we can to new or emerging technologies and changes in customer requirements.

•        We have a relatively short operating history which may not be indicative of our future performance or financial results and if our revenue and earnings growth are not sustainable, we may not be able to generate the earnings necessary to fund our operations, continue to grow our business or repay our debt obligations.

•        We may rely on third parties to produce our future products. If these parties do not produce our products at a satisfactory quality, in a timely manner, in sufficient quantities or at an acceptable cost, our sales and development efforts could be delayed or otherwise negatively affected.

•        We currently rely on third parties for the distribution of our current products and may continue to depend on them for future products. If we are unable to establish successful relations with third-party distributors or sales agents, or such third-party distributors or sales agents do not focus adequate resources on selling our products or are otherwise unsuccessful in selling them, sales of our products may not develop.

•        Our revenue heavily relies on revenue from Affordable Connectivity Program (ACP) and Lifeline Program.

•        If we are not able to enhance or introduce new products that achieve market acceptance and keep pace with technological developments, our business, results of operations and financial condition could be harmed.

•        Our success depends on the continuing efforts of our senior management and key employees and our ability to retain key executives and to attract, retain, and motivate qualified personnel.

•        Assertions by third parties of infringement or other violations by us of their intellectual property rights, whether or not correct, could result in significant costs and harm our business and operating results.

•        We will need additional capital in the future to finance our planned growth, which we may not be able to raise or it may only be available on terms unfavorable to us or our stockholders, which may result in our inability to fund our working capital requirements and harm our operational results.

Risks Related to the Business Combination and Redemptions

•        ACAC will have limited rights after the Closing to make claims for damages against Foxx or Foxx Stockholders for the breach of representations, warranties, or covenants made by Foxx in the Business Combination Agreement.

•        Subsequent to the Closing, PubCo may be required to take write-downs or write-offs, restructuring and impairment, or other charges that could have a significant negative effect on its financial condition, results of operations, and the price of shares of PubCo Common Stock, which could cause you to lose some or all of your investment.

•        The Founders own ACAC Common Stock that will be worthless and may incur reimbursable expenses that may not be reimbursed or repaid if the Business Combination is not approved. Such interests may have influenced their decision to approve and, in the case of the Board, recommend, the Business Combination with Foxx.

•        The exercise of ACAC’s directors’ and officers’ discretion in agreeing to changes or waivers in the terms of the Business Combination Agreement may result in a conflict of interest when determining whether such changes to the terms of the Business Combination Agreement or waivers of conditions are appropriate and in the best interests of ACAC’s stockholders.

•        If ACAC is unable to complete the Business Combination with Foxx or another business combination by April 14, 2023 (or such later date as may be approved by ACAC’s stockholders), its Public Stockholders may receive only approximately $[__] per Public Share, or less than such amount in certain circumstances based on the balance of the Trust Account (as of the Record Date), and the ACAC Warrants will expire worthless.

•        There is no guarantee that a stockholder’s decision to continue to hold shares of ACAC Class A Common Stock following the Business Combination will put the stockholder in a better future economic position than if they decided to redeem their Public Shares for a pro rata portion of the Trust Account, and vice versa.

•        ACAC may redeem the unexpired ACAC Warrants prior to their exercise at a time that is disadvantageous to you, thereby making your ACAC Warrants worthless.

•        The listing of PubCo’s securities on Nasdaq will not benefit from the process undertaken in connection with an underwritten initial public offering.

•        Redemptions of Public Shares by Public Stockholders may affect the market price of PubCo Common Stock.

•        A new 1% U.S. federal excise tax could be imposed on ACAC in connection with redemptions.

Comparison of Governance and Stockholders’ Rights

Following the Closing, the rights of Public Stockholders who remain PubCo stockholders will no longer be governed by the Current Charter and the Current Bylaws and will instead be governed by the Proposed Charter and the Proposed Bylaws (as amended from time to time) adopted in connection with the Charter Amendment Proposal. See “Comparison of Governance and Stockholders’ Rights” for further information.

SELECTED HISTORICAL FINANCIAL INFORMATION OF ACAC

The following table sets forth selected historical financial information derived from ACAC’s audited financial statements as of December 31, 2023 and for the period from January 7, 2022 (inception) to December 31, 2022, which are included elsewhere in this proxy statement/prospectus.

The historical results presented below are not necessarily indicative of the results to be expected for any future period. You should carefully read the following selected financial information in conjunction with the section entitled “ACAC Management’s Discussion and Analysis of Financial Condition and Results of Operations” and ACAC’s financial statements and the related notes appearing elsewhere in this proxy statement/prospectus.

Statements of Operations Data:	For the Year Ended December 31, 2023	For the Period from January 7, 2022 (inception) through December 31, 2022
Formation and operating costs	$(736,593)	$(658,118)
Franchise tax expenses	(64,564)	(56,361)
Other income	2,118,942	1,165,977
Provision for income taxes	(431,419)	(234,274)
Net income	$886,366	$217,224
Basic and diluted weighted average shares outstanding, common stock subject to possible redemption	4,170,218	4,818,436
Basic and diluted net income per share, common stock subject to possible redemption	$0.39	$0.57
Basic and diluted weighted average shares outstanding, common stock attributable to ACAC	2,156,250	2,032,123
Basic and diluted net loss per share, common stock attributable to ACAC	$(0.34)	$(1.25)

Cash Flows Data:
Net cash used in operating activities	$(849,990)	$(741,139)
Net cash provided by (used in) investing activities	$54,587,073	$(87,975,000)
Net cash (used in) provided by financing activities	$(54,230,272)	$89,263,617
Balance Sheets Data:	As of December 31, 2023	As of December 31, 2022
Cash	$54,289	$547,478
Other current assets	5,791	159,952
Investments held in Trust Account	36,672,846	89,140,977
Total assets	$36,732,926	$89,848,407
Total liabilities	$5,171,858	$2,955,066
Class A common stock subject to possible redemption	$36,198,862	$88,850,342
Total stockholders’ deficit	$(4,637,794)	$(1,957,001)

SELECTED HISTORICAL FINANCIAL INFORMATION OF FOXX

The summary statement of balance sheet data as of December 31, 2023 (unaudited), June 30, 2023 (audited), and June 30, 2022 (audited) and December 31, 2023 (unaudited), and the summary statement of operations data for the six months ended December 31, 2022 (unaudited), for the years ended June 30, 2023 (audited), and June 30, 2022 (audited) are derived from Foxx’s unaudited and audited financial statements included elsewhere in this proxy statement/prospectus.

The historical results presented below are not necessarily indicative of the results to be expected for any future period. You should carefully read the following selected financial information in conjunction with the section titled “Foxx Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Foxx’s financial statements and the related notes appearing elsewhere in this proxy statement/prospectus.

	For the Six Months Ended December 31, 2023	For the Six Months Ended December 31, 2022	For the Year Ended June 30, 2023	For the Year Ended June 30, 2022
	(Unaudited)	(Unaudited)
Statements of Operations Data:
Revenues	$832,827	$15,118,400	$21,622,887	$12,894,181
Cost of goods sold	733,244	14,376,915	20,514,107	12,439,604
Gross profit	99,583	741,485	1,108,780	454,577
Selling expense	344,583	171,599	—	—
General and administrative	849,791	185,068	750,473	422,954
Research and development – related party	—	130,080	272,080	—
(Loss) income from operations	(1,094,791)	254,738	86,227	31,623
Other (expenses) income expenses, net	(92,650)	—	(13,799)	114,600
(Loss) Income before income taxes	(1,187,441)	254,738	72,428	146,223
Provision for income taxes	—	18,140	14,237	1,605
Net (loss) income	$(1,187,441)	$236,598	$58,191	$144,618
Basic weighted average of common stock outstanding	1,000,000	1,000,000	1,000,000	1,000,000
Basic (loss) income per share per common stock	$(1.19)	$0.24	$0.06	$0.14
Diluted weighted average of common stock outstanding	1,000,000	1,000,000	1,001,648	1,000,000
Diluted (loss) income per share per common stock	$(1.19)	$0.24	$0.06	$0.14

Cash Flows Data:
Net cash (used in) provided by operating activities	$(3,110,955)	$230,317	$30,176	$(287,047)
Net cash used in investing activities	$(6,016)	$(66,048)	$(66,899)	$—
Net cash provided by (used in) financing activities	$1,748,124	$(107,315)	$1,839,830	$279,000

	As of December 31, 2023	As of June 30, 2023	As of June 30, 2022
Balance Sheets Data:
Cash	$456,002	$1,824,849	$21,742
Other current assets	2,055,343	11,411	583,895
Property and equipment, net	159,992	173,659	279
Other assets	303,657	—	—
Total assets	$2,974,994	$2,009,919	$605,916
Current liabilities	$4,545,312	$2,466,732	$1,235,901
Other liabilities	188,917	114,981	—
Total liabilities	$4,734,229	$2,581,713	$1,235,901
Common stock, $0.001 par value, 1,000,000 shares authorized, 1,000,000 shares issued and outstanding	$1,000	$1,000	$1,000
Additional paid-in capital	7,023,492	7,023,492	7,023,492
Total stockholders’ deficit	$(1,759,235)	$(571,794)	$(629,985)

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following summary unaudited pro forma combined financial data (the “summary pro forma data”) gives effect to the Business Combination.

The summary pro forma data have been derived from, and should be read in conjunction with, the unaudited pro forma combined financial information appearing elsewhere in this proxy statement and the accompanying notes. The unaudited pro forma combined financial information is based upon, and should be read in conjunction with, the historical consolidated financial statements of ACAC and Foxx and related notes included in this proxy statement/prospectus. The summary pro forma data have been presented for informational purposes only and are not necessarily indicative of what the PubCo’s financial position or results of operations actually would have been had the Business Combination been completed as of the dates indicated. In addition, the summary pro forma data do not purport to project the future financial position or operating results of the PubCo.

The unaudited pro forma combined financial information included in this proxy statement has been prepared using the assumptions below with respect to the potential redemption into cash of ACAC’s ordinary shares:

•        Assuming No Redemptions (Scenario 1):    This presentation assumes that no Public Stockholders exercise their right to redeem their Public Shares (excluding the Redeemed Public Shares) for their pro rata share of the Trust Account, and thus, the full amount held in the Trust Account as of the Closing is available for the Business Combination; and

•        Assuming Maximum Redemptions (Scenario 2):    This presentation assumes that a maximum of 3,255,050 Public Shares issued and outstanding as of the Closing are redeemed, resulting in an aggregate cash payment of approximately $36.2 million from the Trust Account based on an assumed redemption price of $11.12 per share as of December 31, 2023.

The historical financial information has been adjusted to give effect to the expected events that are related and/or directly attributable to the transactions and are factually supportable. The adjustments presented in the selected unaudited pro forma condensed combined financial statements have been identified and presented to provide relevant information necessary for an accurate understanding of the PubCo upon consummation of the transactions.

This information should be read together with ACAC’s and Foxx’s financial statements and related notes, “ACAC Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Foxx Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included elsewhere in this proxy statement.

The selected unaudited pro forma condensed combined financial information is presented for illustrative purposes only. Such information is only a summary and should be read in conjunction with the section titled “Unaudited Pro Forma Combined Financial Information.” The financial results may have been different had the companies always been combined. You should not rely on the selected unaudited pro forma condensed combined financial information as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that the PubCo will experience.

	For the Six Months Ended December 31, 2023
	ACAC	Foxx	Pro Forma Combined Assuming No Redemptions	Pro Forma Combined Assuming Maximum Redemptions
Statements of Operations Data:
Revenues	$—	$832,827	$832,827	$832,827
Cost of goods sold	—	733,244	733,244	733,244
Gross profit	—	99,583	99,583	99,583
Selling expense	—	344,583	344,583	344,583
General and administrative expenses	$332,121	$849,791	$1,181,912	$1,181,912
Loss from operations	(332,121)	(1,094,791)	(1,426,912)	(1,426,912)
Other income (expense)	955,845	(92,650)	(7,094)	(7,094)
Income (loss) before income taxes	623,724	(1,187,441)	(1,434,006)	(1,434,006)
Provision for income taxes	191,961	—	—	—
Net income (loss)	$431,763	$(1,187,441)	$(1,434,006)	$(1,434,006)
Basic and diluted weighted average shares outstanding, common stock subject to possible redemption	3,278,411		—	—
Basic and diluted net income per share, common stock subject to possible redemption	$0.22		$—	$—
Basic and diluted weighted average shares outstanding, common stock attributable to ACAC	2,156,250	1,000,000	10,454,425	7,199,375
Basic and diluted net loss per share, common stock attributable to ACAC	$(0.14)	$(1.19)	$(0.14)	$(0.20)
	For the Year Ended June 30, 2023
	ACAC	Foxx	Pro Forma Combined Assuming No Redemptions	Pro Forma Combined Assuming Maximum Redemptions
Statements of Operations Data:
Revenues	$—	$21,622,887	$21,622,887	$21,622,887
Cost of goods sold	—	20,514,107	20,514,107	20,514,107
Gross profit	—	1,108,780	1,108,780	1,108,780
Operating expenses	1,022,933	1,022,553	2,261,986	2,261,986
(Loss) Income from operations	(1,022,933)	86,227	(1,153,206)	(1,153,206)
Other income (expense)	2,329,074	(13,799)	(10,299)	(10,299)
Loss before income taxes	1,306,141	72,428	(1,163,505)	(1,163,505)
Provision for income taxes	473,732	14,237	14,237	14,237
Net income (loss)	$832,409	$58,191	$(1,177,742)	$(1,177,742)
Basic and diluted weighted average shares outstanding, common stock subject to possible redemption	6,864,484		—	—
Basic and diluted net income per share, common stock subject to possible redemption	$0.19		$—	$—
Basic and diluted weighted average shares outstanding, common stock attributable to ACAC	2,156,250	1,000,000	10,454,425	7,199,375
Basic and diluted net loss per share, common stock attributable to ACAC	$(0.21)	$0.06	$(0.11)	$(0.16)

	As of December 31, 2023
	ACAC	Foxx	Pro Forma Combined Assuming No Redemptions	Pro Forma Combined Assuming Maximum Redemptions
Balance Sheets Data:
Total assets	$36,732,926	$2,974,994	$46,554,995	$10,356,133
Total liabilities	$5,171,858	$4,734,229	$1,810,762	$1,810,762
Mezzanine equity	$36,198,862	$—	$—	$—
Total stockholders’ equity (deficit)	$(4,637,794)	$(1,759,235)	$44,744,233	$8,545,371

FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus contains statements that are forward-looking and as such are not historical facts. This includes, without limitation, statements regarding the financial position, business strategy and the plans and objectives of management for future operations, including as they relate to the potential Business Combination. These statements constitute projections, forecasts, and forward-looking statements, and are not guarantees of performance. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. When used in this proxy statement/prospectus, words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “strive,” “would,” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. When ACAC discusses its strategies or plans, including as they relate to the potential Business Combination, it is making projections, forecasts, or forward-looking statements. Such statements are based on the beliefs of, as well as assumptions made by and information currently available to, ACAC’s management.

Forward-looking statements in this proxy statement/prospectus may include, for example, statements about:

•        ACAC’s ability to complete the Business Combination or, if ACAC does not consummate such Business Combination, any other initial business combination;

•        satisfaction or waiver (if applicable) of the conditions to the Business Combination Agreement;

•        the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement;

•        the projected financial information, anticipated growth rate, and market opportunities of the PubCo;

•        the ability to obtain or maintain the listing of PubCo Common Stock on Nasdaq following the Business Combination;

•        PubCo’s public securities’ potential liquidity and trading;

•        PubCo’s ability to raise financing in the future;

•        PubCo’s success in retaining or recruiting, or changes required in, officers, key employees, or directors following the completion of the Business Combination;

•        ACAC’s officers and directors allocating their time to other businesses and potentially having conflicts of interest with ACAC’s business or in approving the Business Combination;

•        the use of proceeds not held in the Trust Account or available to ACAC from interest income on the Trust Account balance;

•        potential effects of extensive government regulation;

•        PubCo’s future financial performance and capital requirements;

•        the impact of supply chain disruptions;

•        high inflation rates and interest rate increases;

•        factors relating to the business, operations, and financial performance of PubCo, including:

ACAC cautions you that the foregoing list may not contain all of the forward-looking statements made in this proxy statement/prospectus.

These forward-looking statements are only predictions based on the current expectations and projections of ACAC and Foxx about future events and are subject to a number of risks, uncertainties, and assumptions, including those described in the section titled “Risk Factors” and elsewhere in this proxy statement/prospectus. Moreover, Foxx operates in a competitive industry, and new risks emerge from time to time. It is not possible for the management of ACAC or Foxx to predict all risks, nor can ACAC or Foxx assess the impact of all factors on their respective businesses or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements ACAC may make in this proxy statement/prospectus.

In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this proxy statement/prospectus may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements in this proxy statement/prospectus.

The forward-looking statements included in this proxy statement/prospectus are made only as of the date hereof. You should not rely upon forward-looking statements as predictions of future events. Although ACAC believes that the expectations reflected in its forward-looking statements are reasonable, neither ACAC nor Foxx can guarantee that the future results, levels of activity, performance, or events and circumstances reflected in the forward-looking statements will be achieved or occur. Neither ACAC nor Foxx undertakes any obligation to update publicly any forward-looking statements for any reason after the date of this proxy statement/prospectus to conform these statements to actual results or to changes in expectations, except as required by law.

You should read this proxy statement/prospectus and the documents that have been filed as annexes and exhibits hereto with the understanding that the actual future results, levels of activity, performance, or events and circumstances of ACAC and Foxx may be materially different from what is expected.

RISK FACTORS

Stockholders should consider and read carefully all of the risks and uncertainties described below, as well as other information included in this proxy statement/prospectus, before they decide whether to vote or instruct their vote to be cast to approve the Proposals described in this proxy statement/prospectus. The value of your investment in PubCo following consummation of the Business Combination will be subject to the significant risks affecting PubCo and inherent to the industry in which it will operate. If any of the events described below occur, the post-acquisition business and financial results could be adversely affected in a material way. This could cause the trading price of PubCo’s common stock to decline, perhaps significantly, and you therefore may lose all or part of your investment. Unless the context otherwise requires, all references in this subsection to the “Company,” “we,” “us” or “our” refer to the business of Foxx prior to the consummation of the Business Combination, which will be the business of PubCo following the consummation of the Business Combination.

If the Business Combination is completed, Foxx will operate in a market environment that is difficult to predict and that involves significant risks, many of which will be beyond its control. You should carefully consider the risks described below before voting your shares. Additional risks and uncertainties not presently known to Foxx and Acri or that they do not currently believe are important to an investor, if they materialize, also may adversely affect the Business Combination. If any of the events, contingencies, circumstances or conditions described in the following risks actually occur, Foxx’s business, financial condition or results of operations could be seriously harmed. If that happens, the trading price of PubCo Common Stock or, if the Business Combination is not consummated, PubCo Common Stock could decline, and you may lose part or all of the value of any PubCo Common Stock or, if the Business Combination is not consummated, you may lose part or all of the value of any shares of PubCo Common Stock that you hold.

Risks Related to the Business and Operations of Foxx

Unless the context otherwise requires, any reference in this section of the Risk Factors to “we,” “us” or “our” refers to Foxx prior to the consummation of the Business Combination and to the PubCo and its consolidated subsidiaries following the Business Combination.    Any of the following risk factors could cause Foxx’s actual results to differ materially from anticipated results. These risks and uncertainties are not the only ones that Foxx faces.

We participate in a competitive industry. Competitors with greater resources and significant experience in high-volume product manufacturing may be able to respond more quickly and cost-effectively than we can to new or emerging technologies and changes in customer requirements.

We face significant competition in developing and selling consumer electronics and IoT solutions in the communication sector. Our primary competitors for smartphones and tablets products include Motorola, Inseego, HMD, TCL, Vortex, Tinno, BLU, Sky, Maxwest, and Hot Pepper. Our expected competitors for IoT products are Netgear, Franklin Wireless, TCL and ZTE. We cannot assure you that we will be able to compete successfully against current or future competitors. Increased competition in mobile computing platforms, data capture products, or related accessories and software developments may result in price reductions, lower gross profit margins, and loss of market share, and could require increased spending on research and development, sales and marketing, and customer support. Some competitors may make strategic acquisitions or establish cooperative relationships with suppliers or companies that produce complementary products, which may create additional pressures on our competitive position in the marketplace.

Most of our competitors have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical, sales, marketing and other resources and experience than we do. In addition, because of the higher volume of components that many of our competitors purchase from their suppliers, they are able to keep their supply costs relatively low and, as a result, may be able to recognize higher margins on their product sales than we do. Many of our competitors may also have existing relationships with the channel partners who we use to sell our products, or with our potential customers. This competition may result in reduced prices, reduced margins and longer sales cycles for our products. Our competitors may also be able to more quickly and cost-effectively respond to new or emerging technologies and changes in customer requirements. The combination of brand strength, extensive distribution channels and financial resources of the larger vendors could cause us to lose market share and could reduce our margins on our products. If any of our larger competitors were to commit greater technical, sales, marketing and other resources to our markets, our ability to compete would be adversely impacted. If we are unable to successfully compete with our competitors, our sales will suffer and as a result our financial condition will be adversely impacted.

We have a relatively short operating history which may not be indicative of our future performance or financial results and if our revenue and earnings growth are not sustainable, we may not be able to generate the earnings necessary to fund our operations, continue to grow our business or repay our debt obligations.

Our relatively short operating history may not be indicative of our future performance or financial results. There is no assurance that we will be able to grow our revenues and earnings in future periods. Our growth rates may decline for any number of possible reasons, and some of them are beyond our operating entity’s control, including decreasing customer demand, increasing competition, emergence of alternative business models, or changes in government policies or general economic conditions. We expect to continue to expand our sales network and product offerings to bring greater convenience to our customers and to increase our customer base and number of transactions. However, the execution of our expansion plan is subject to uncertainty and the total number of items sold and number of transacting customers may not grow at the rate we expect for the reasons stated above. If our growth rates decline, investors’ perceptions of our business and prospects may be adversely affected and the market price of PubCo Common Stock could decline accordingly.

We currently rely and may continue to rely on third parties to produce our future products. If these parties do not produce our products at a satisfactory quality, in a timely manner, in sufficient quantities or at an acceptable cost, our sales and development efforts could be delayed or otherwise negatively affected.

We depend on third-party manufacturers for the production of our smartphones and tablets, and we may continue to rely on these same or different third-party manufacturers for other products we plan to launch. We carefully select suppliers capable of meeting our customization requirements while maintaining the quality standards we demand and adhering to the desired timeframe for product launches. Although there are numerous suppliers of comparable quality worldwide, any disruptions to our current supply chain could lead to production delays and necessitate the allocation of time and resources for engaging with new suppliers. Additionally, transitioning to new suppliers may require extra time to communicate our customization needs effectively or to make adjustments to meet our specifications. Our reliance on third parties to manufacture our future products may present significant risks to us, including the following:

•        reduced control over delivery schedules, yields and product reliability;

•        price increases;

•        manufacturing deviations from internal and regulatory specifications;

•        the failure of a key manufacturer to perform as we require for technical, market or other reasons;

•        difficulties in establishing additional manufacturer relationships if we are presented with the need to transfer our manufacturing process technologies to them;

•        misappropriation of our intellectual property; and

•        other risks in potentially meeting our product development schedule or satisfying the requirements of our market partners, distributors, direct customers and end users.

If we need to enter into agreements for the manufacturing of our future products, there can be no assurance we will be able to do so on favorable terms, if at all.

There could be a significant disruption in the supply of components from current sources or, in the event of a disruption, our contract manufacturers might not be able to locate alternative suppliers of materials of comparable quality at an acceptable price or at all. Further, our unaffiliated contract manufacturers have experienced and may continue to experience in the future, unexpected increases in work wages, whether government mandated or otherwise and increases in compliance costs due to governmental regulation concerning certain metals used in the manufacturing of our products. In addition, we cannot be certain that our unaffiliated manufacturers will be able to meet our product customizations or fill our orders in a timely manner. If we experience significant increases in demand, or reductions in the availability of materials, or need to replace an existing manufacturer, there can be no assurance additional supplies of components or additional manufacturing capacity will be available when required on terms acceptable to us, or at all, or that any supplier or manufacturer would allocate sufficient capacity to us in order to meet our product customizations. In addition, even if we are able to expand existing or find new manufacturing or sources of components, we may encounter delays in production and added costs as a result of the time it takes to train suppliers and manufacturers in our methods, products, quality control standards and labor, health and safety standards. Any delays, interruption or increased costs in labor or wages, or the supply of materials or manufacture of our products could have an adverse effect on our ability to meet retail customer and consumer demand for our products and result in lower revenues and net income both in the short- and long-term.

Because independent manufacturers make all of our products outside of our principal sales markets, our products must be transported by third parties over large geographic distances. Delays in the shipment or delivery of our products due to the availability of transportation, work stoppages, port strikes, infrastructure congestion or other factors, and costs and delays associated with consolidating or transitioning between manufacturers, could adversely impact our financial performance. In addition, manufacturing delays or unexpected demand for our products may require us to use faster, but more expensive, transportation methods such as air freight, which could adversely affect our profit margins. The cost of oil is a significant component in manufacturing and transportation costs, so increases in the price of petroleum products can adversely affect our profit margins. Changes in U.S. trade policies, including new and potential changes to import tariffs and existing trade policies and agreements, could also have a significant impact on our activities in foreign jurisdictions, and could adversely affect our results of operations. The Ukraine war, Israel-Hamas war, inflationary trends, shifts in consumer purchasing patterns, availability of transport, labor shortages in the shipping, trucking, and warehousing industries, port strikes, infrastructure congestion, equipment shortages and other factors have all contributed to delivery delays, greater costs and uncertainty in arranging and scheduling transport of our products. If we are unable to reliably and consistently arrange shipment and storage of our products, we may be unable to ship, deliver and store our products in which case, we will have to reverse sales and issue refunds to purchasers of our products. Supply chain disruptions, both domestic and international, have adversely impacted our operations. Continued disruptions in our supply chain and adverse consequences from aggressive trade policies could have a material adverse impact on our profitability and financial performance.

We currently rely on third parties for the distribution of our current products and may continue to depend on them for future products. If we are unable to establish successful relations with third-party distributors or sales agents, or such third-party distributors or sales agents do not focus adequate resources on selling our products or are otherwise unsuccessful in selling them, sales of our products may not develop.

We currently rely on third-party distributors who purchase products from us and then market our products to consumers through the networks of prominent telecommunications carriers across the United States, particularly for our smartphones and tablet products. These distributors have established relationships with leading telecommunications carriers, and we have been relying on their connections, relationships, and market knowledge to effectively promote our products, enabling us to establish a strong presence in the market. While we are developing relationships with multiple distributors to diversify and avoid reliance on a few or a fixed set of distributors, and we are also exploring other channels for selling our products, however, we may continue to rely on third parties for the distribution of tablets and smartphones. We may also rely on these third-party distributors or sales agents to distribute and assist us with the marketing and sale of other products we expect to launch. Our future revenue generation and growth, particularly for phones and tablets, may continue to depend in large part on our success in establishing and maintaining this sales and distribution channel. Distributors depend on purchasing products from us and reselling them at a higher price to generate profit. However, if the distributors encounter challenges such as difficulty in selling our products, negative feedback from end users, or insufficient profit margins to sustain their operations, they may choose not to continue purchasing or marketing our products. In addition, there can be no assurance that the distributors will focus adequate resources on selling our products to end users or will be successful in selling them. Many of the potential third-party sales agents and distributors are in the business of distributing and sometimes manufacturing other, possibly competing, products. As a result, these third-party sales agents and distributors may perceive our products as a threat to various product lines currently being distributed or manufactured by them. In addition, these third-party sales agents and distributors may earn higher margins by selling competing products or combinations of competing products. If we are unable to establish successful relationships with third-party sales agents and distributors, we will need to further develop our own sales and distribution capabilities, which would be expensive and time-consuming and might not be successful. Additionally, if we need to enter into agreements for the distribution of our future products with other third parties, there can be no assurance we will be able to do so on favorable terms, if at all.

As we expand our operations into international markets, we encounter risks linked to sourcing components globally from suppliers and engaging with third-party consultants. Additionally, as we continue to grow, we may further extend our reach by selling our products internationally.

We currently collaborate with partners across the globe, and we will continue to expand our operations in the global marketplace. International sales growth stands as a key element of our growth strategy. However, we acknowledge the risks inherent in our international operations, including, but not limited to:

•        Foreign currency exchange rates;

•        Economic or governmental instability in foreign markets in which we operate or in those countries from which we source our merchandise;

•        Unexpected changes in laws, regulatory requirements, taxes or trade laws;

•        Increases in the cost of transporting goods globally;

•        Acts of war, terrorist attacks, outbreaks of contagious disease and other events over which we have no control; and

•        Changes in foreign or domestic legal and regulatory requirements resulting in the imposition of new or more onerous trade restrictions, tariffs, duties, taxes, embargoes, exchange or other government controls.

Any of these risks could have an adverse impact on our results of operations, financial position or growth strategy. Furthermore, some of our international operations are conducted in parts of the world that experience corruption to some degree. Our employees and wholesalers could take actions that violate applicable anti-corruption laws or regulations. Violations of these laws, or allegations of such violations, could have an adverse impact on our reputation, our results of operations or our financial position.

Foreign exchange movements may also negatively affect the relative purchasing power of consumers and their willingness to purchase discretionary premium goods, such as our products, which would adversely affect our net sales. We do not currently use the derivative markets to hedge foreign currency fluctuations.

Our business is sensitive to consumer spending and general economic conditions.

Our business may be adversely affected by the Ukraine war, and the Israel-Hamas war, as well as macro-economic conditions such as inflation, employment levels, wage and salary levels, trends in consumer confidence and spending, reductions in consumer net worth, interest rates, inflation, the availability of consumer credit and taxation policies influence on public spending confidence. There continues to be a significant and growing volatility and uncertainty in the global economy due to the Coronavirus pandemic affecting all business sectors and industries. Recent dramatic downturns in the strength of global stock markets, currencies and key economies have highlighted many if not all, of these risks.

Consumer purchases in general may decline during recessions, periods of prolonged declines in the equity markets or housing markets and periods when disposable income and perceptions of consumer wealth are lower, and these risks may be exacerbated for us due to our focus on discretionary premium sporting good items. A downturn in the global economy, or in a regional economy in which we have significant sales, could have a material, adverse effect on consumer purchases of our products, our results of operations and our financial position, and a downturn adversely affecting our consumer base or travelers could have a disproportionate impact on our business.

We may be unable to appeal to new consumers while maintaining the loyalty of our core consumers.

Part of our growth strategy is to introduce new consumers to our brands by our new product offerings. If we are unable to attract new consumers, including customers for our tablets and mobile phones, our business and results of operations may be adversely affected if purchasing frequency decrease. Initiatives and strategies, such as smart home devices, wearables, and IoT platform, are intended to position our brand to appeal to new consumers may not appeal to our core consumers and may diminish the appeal of our brand to our core consumers, resulting in reduced core consumer loyalty. If we are unable to successfully appeal to new consumers while maintaining our brand’s image with our core consumers, then our net sales and our brand image may be adversely affected.

Our revenue heavily relies on revenue from Affordable Connectivity Program (ACP) and Lifeline Program.

On November 15, 2021, U.S. Congress passed and the President signed into law the Infrastructure Investment and Jobs Act (“Infrastructure Act”). The Infrastructure Act provided $14.2 billion to modify and extend the existing Emergency Broadband Benefit Program (EBB Program) managed by the FCC to a longer-term broadband affordability program called the Affordable Connectivity Program (ACP). The ACP replaced the EBB Program, which was established during the COVID-19 pandemic, to provide eligible low-income households with discounts for broadband services such households need for work, school and healthcare. The ACP began to accept enrollments on December 31, 2021 and the FCC adopted final rules to implement the ACP on January 14, 2022. Due to a lapse in additional appropriation for the ACP, on January 11, 2024, the FCC released an order announcing steps to wind down the ACP. The program stopped accepting new enrollment on February 8, 2024, and announced that the program will not provide funding for currently enrolled customers beyond the end of April 2024.

The Lifeline Program provides discounts on phone service for qualifying low-income consumers since 1985. The Lifeline Program is administered by the Universal Service Administrative Company (USAC), and receives funding from the Universal Service Fund, a government program that receives annual contribution from telecommunication companies or their customers. Over the years, the FCC has adopted several reforms and changes to the Lifeline Program, including regarding its scope, eligibility and compliance requirements.

Although we cannot ascertain whether or how many of our customers purchased our products with the assistance of the ACP program, as we have been employing the strategy of engaging with distributors who purchase products from us and then market our products to consumers through the networks of prominent telecommunications carriers across the United States. We believe some of our customers may have been incentivized to purchase our products because of the discounts and benefits they received from either the ACP or the Lifeline Program. As the requirements for program and service standards may change over the years, there are uncertainties as to the population in our targeted demographics and customer’s demand for our products. The lapse in federal funding for the ACP may significantly lead to a loss of broadband services or coverage for existing customers of the program, or dissuade customers from acquiring or maintaining broadband services or tablets and laptops, which may in turn lead to a decline in sales for us from the customers who relied on the program to purchase mobile devices, tablets, or other IoT products.

Defects or performance problems in our products could result in a loss of customers, reputational damage and decreased revenue. Additionally, the Company may face warranty, indemnity, and product liability claims that may arise from malfunctions.

Our current and future products such as tablets, smartphones, and IoT devices may contain undetected errors or defects, especially when first introduced or when new generations of products are released. Errors, defects, or poor performance can arise due to design flaws, defects in raw materials or components, which can affect the quality of such devices. Defects may also occur in components and products we purchase from third parties or assembled by our manufacturers. There can be no assurance that we will be able to detect and fix all defects in the hardware, software, and services we offer. Any actual or perceived errors, defects, or poor performance in such devices could result in the replacement or recall of the products, rejection of the products, damage to our reputation, lost revenue, and increases in customer service and support costs, all of which could have a material adverse effect on our business, financial condition, and results of operations.

Furthermore, defective components may give rise to warranty, indemnity, or product liability claims against us that exceed any revenue or profit we receive from the affected products. If one of such devices were to cause injury to someone or cause property damage, including because of product malfunctions, defects, or improper installation, we could be exposed to product liability claims. We could incur significant costs and liabilities if we are sued and if damages are awarded against us. Further, any product liability claim we face could be expensive to defend and could divert management’s attention. The successful assertion of a product liability claim against us could result in potentially significant monetary damages, penalties or fines, subject us to adverse publicity, damage our reputation and competitive position, and adversely affect sales of our products. In addition, product liability claims, injuries, defects, or other problems experienced by other companies in the community building access control industry could lead to unfavorable market conditions for the industry as a whole and may have an adverse effect on our ability to attract new customers, thus harming our growth and financial performance.

Breaches of and other types of security incidents involving our systems, or those of our third-party service providers, could negatively impact our business, our brand and reputation, our ability to retain existing customers and attract new customers, may cause us to incur significant liabilities and adversely affect our business, results of operations, financial condition, and future prospects.

If we enter the IoT market, activities such as developing an IoT platform may necessitate periodic collection, usage, storage, transmission, or processing of data or information. While we will taken steps to mitigate our cyberattack risks and protect the confidential information that we may have access to, including but not limited to installation and periodical updates of antivirus software and backup of information on our computer systems, our security measures could be breached. Because techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Any cybersecurity incident, accidental or willful security breaches or other unauthorized access to our systems could cause confidential information to be stolen and used for criminal purposes. Cybersecurity incidents, security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation and negative publicity. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our technology infrastructure are exposed and exploited, our relationships with our business partners could be severely damaged, we could incur significant liability, and our business and operations could be adversely affected. Additionally, if we fail to protect confidential information, we may be susceptible to potential claims such as breach of contract, negligence or other claims. Such claims will require significant time and resources to defend and there can be no assurances that favorable final outcomes will be obtained. In addition, the costs to respond to a cybersecurity event or to mitigate any identified security vulnerabilities could be significant, including costs for remediating the effects of such an event, paying a ransom, restoring data from backups, and conducting data analysis to determine what data may have been affected by the breach. In addition, our efforts to contain or remediate a security breach or any system vulnerability may be unsuccessful, and our efforts and any related failures to contain or remediate any breach or vulnerabilities could result in interruptions, delays, loss in customer trust, harm to our reputation, and increases in our insurance premiums that we may acquire.

Failure to accurately forecast consumer demand could lead to excess inventory or inventory shortages, which could result in decreased operating margins, reduced cash flows and harm to our business.

There is a risk we may be unable to sell excess products ordered from manufacturers. Inventory levels in excess of customer demand may result in inventory write-downs, and the sale of excess inventory at discounted prices could significantly impair our brand image and have an adverse effect on our operating results, financial condition and cash flows. Conversely, if we underestimate consumer demand for our products or if our manufacturers fail to supply products we require at the time we need them, we may experience inventory shortages. Inventory shortages might delay shipments to customers, negatively impact retailer, distributor and consumer relationships and diminish brand loyalty. The difficulty in forecasting demand also makes it difficult to estimate our future results of operations, financial condition and cash flows from period to period. A failure to accurately predict the level of demand for our products could adversely affect our net revenues and net income, and we are unlikely to forecast such effects with any certainty in advance.

If we are not able to enhance or introduce new products that achieve market acceptance and keep pace with technological developments, our business, results of operations and financial condition could be harmed.

Our ability to attract new customers and increase revenue from existing customers depends in part on our ability to introduce new products, develop the IoT platforms, increase adoption and usage of our products and introduce new products and features. The success of any enhancements or new products depends on several factors, including timely completion, adequate quality testing, actual performance quality, market-accepted pricing levels and overall market acceptance and demand. Consumer preferences differ across and within different parts of the world, and shift over time in response to changing aesthetics and economic circumstances. We cannot determine in advance the ultimate effect of new product introductions and transitions. In addition, rapid technological development and advancements may render smartphones in the common forms and with the common functionalities that are generally available to consumers today outdated or obsolete, and emerging products and services may substitute smartphones as consumers generally know them today. We believe that our success in developing products that are innovative and that meet our consumers’ functional needs is an important factor in our image as a premium brand, and in our ability to charge premium prices. We rely upon our research and development team and third party consultants that we may engage from time to time from the fields of electrical and mechanical engineering, industrial design, sustainability, and related fields, as well as other experts to design, develop customization standards, and test cutting-edge performance products. Enhancements and new products that we develop may not be introduced in a timely or cost-effective manner, may contain defects, may have interoperability difficulties with our platform, or may not achieve the market acceptance necessary to generate significant revenue. Even if we are able to introduce innovative products to the market, we may still experience problems with the quality or performance of our products, we may incur substantial expense to remedy the problems. Our ability to manage the risks associated with new product production ramp-up issues, the availability of products in appropriate quantities and at expected costs to meet anticipated demand and the risk that new products may have quality or other defects or deficiencies in the early stages of introduction. If we are unable to anticipate or respond to changes in consumer preferences or fail to successfully enhance our existing platform and capabilities to meet evolving customer requirements, increase adoption and usage of our platform, develop new products, or if our efforts to increase the usage of our products are more expensive than we expect, then our business, results of operations and financial condition could be harmed.

We rely on Qualcomm, a leading System-on-Chip (SoC) supplier, for its SoC supply for most of our smart phone products.

We rely on Qualcomm, a leading SoC supplier based in the United States and our primary provider of SoCs, for its supply of SoCs, which are essential components for the majority of our smartphone products that we currently sell and plan to launch. If we were to experience any material disruption to our sourcing of SoCs from Qualcomm, we may not be able to switch to an alternative supplier of SoCs within a short period time or at all. We might have to undertake redesign efforts or enlist the help of third-party consultants to adjust both hardware and software designs to guarantee compatibility of alternative SoCs with our existing products. These adjustments may extend time-to-market and affect profitability, potentially leading to issues with device performance, power efficiency, and functionality. This could impact various features such as camera processing and connectivity. Additionally, we would need to handle the related time and expenses associated with negotiating contracts and collaborating with our manufacturers to produce these products. Our business operations and financial results may be materially and adversely affected.

We may be subject to additional obligations to collect and remit sales tax and other taxes, and we may be subject to tax liability for past transactions, which could harm our business.

We do not collect sales and use, value added and similar taxes in all jurisdictions in which we have sales, based on our belief that such taxes are not applicable in certain jurisdictions. State, local and foreign jurisdictions have differing rules and regulations governing sales, use, value added and other taxes, and these rules and regulations are subject to varying interpretations that may change over time. In particular, the applicability of such taxes on subscriptions to our platform in various jurisdictions is unclear. Further, these jurisdictions’ rules regarding tax nexus are complex and vary significantly. As a result, we could face the possibility of audits that could result in tax assessments, including associated interest and penalties. A successful assertion that we should be collecting additional sales, use, value added or other taxes in those jurisdictions where we have not historically done so could result in substantial tax liabilities and related penalties for past transactions, discourage customers from purchasing our application or otherwise harm our business and operating results. In addition, we are required to withhold and timely remit payroll-related taxes for which we are also subject to the possibility of audits that could result in tax assessments, including associated interest and penalties.

Changes in tax laws or regulations that are applied adversely to us or our customers could increase the costs of our platform and adversely impact our business.

New income, sales, use or other tax laws, statutes, rules, regulations or ordinances could be enacted at any time, which could affect the tax treatment of our (and our subsidiaries’) domestic and foreign financial results. Any new taxes could adversely affect our domestic and international business operations, and our business and financial performance. Further, existing tax laws, statutes, rules, regulations or ordinances could be interpreted, changed, modified or applied adversely to us. Specifically, taxation of cloud-based software is constantly evolving as many state and local jurisdictions consider the taxability of software services provided remotely. These events could require us or our customers to pay additional tax amounts on a prospective or retroactive basis, as well as require us or our customers to pay fines or penalties and interest for past amounts deemed to be due. If we raise our prices to offset the costs of these changes, existing and potential future customers may elect not to continue to use or purchase subscriptions to our platform in the future. Additionally, new, changed, modified or newly interpreted or applied tax laws could increase our customers’ and our compliance, operating and other costs, as well as the costs of our platform. Any or all of these events could harm our business and operating results.

Our success depends on the continuing efforts of our senior management and key employees and our ability to retain key executives and to attract, retain, and motivate qualified personnel.

Our future success is significantly dependent upon the continued service of our senior management and other key employees. If we lose their service, we may not be able to locate suitable or qualified replacements, and may incur additional expenses to recruit and train new staff, which could severely disrupt our business and growth. Our management members are critical to our vision, strategic direction, culture and overall business success. If there is any internal organizational structure change or change in responsibilities for our management or key personnel, or if one or more of our senior management members were unable or unwilling to continue in their present positions, the operation of our business and our business prospects may be adversely affected.

We currently have limited personnel. As of December 31, 2023, we had in total of 18 employees. We will need to attract, hire and retain additional qualified employees to achieve the Company’s objectives. Recruiting and retaining qualified technical personnel and sales and marketing personnel will be critical to our success. Our employees may choose to pursue other opportunities. If we are unable to motivate or retain key employees, our business may be severely disrupted, and our prospects could suffer. There is no assurance that our management members would not join our competitors or form a competing business. Our limited personnel and resources may result in greater workloads for our employees compared to those at companies with which we compete for personnel, which may lead to higher levels of employee dissatisfaction and turnover. Recruiting and retaining qualified research, development, marketing and sales personnel will be critical to our success.

We believe our future success depends on our continued ability to attract, develop, motivate and retain qualified and skilled employees. Competition for personnel with expertise in our industry is intense. We may not be able to hire and retain these personnel at compensation levels consistent with our existing compensation and salary structure. Some of the companies with which we compete for experienced employees have greater resources than we have and may be able to offer more attractive terms of employment. In addition, we invest significant time and resources in training our employees, which increases their value to competitors who may seek to recruit them. If we fail to retain our employees, we could incur significant expenses in hiring and training new employees, and our ability to serve customers and business partners could diminish, resulting in a material adverse effect to our business.

Our management team has limited experience managing a public company.

Most members of our management team have limited experience managing a publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies in the United States. Our management team may not successfully or efficiently manage our transition to being a public company subject to significant regulatory oversight and reporting obligations under the U.S. federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition, results of operations and prospects.

Risks Related to the Regulation of Foxx’s Business and Operations

Changes in laws or regulations relating to data protection, or any actual or perceived failure by us to comply with such laws and regulations or our privacy policies, could materially and adversely affect our business or could lead to government enforcement actions and significant penalties against us, and adversely impact our operating results.

We currently do not correct any sensitive data or confidential information. There are numerous federal, state and international laws and regulations regarding privacy, data protection, information security, and the collection, storing, sharing, use, processing, transfer, disclosure, and protection of personal information and other data, and the scope of such laws and regulations may change, be subject to differing interpretations, or conflict with other laws and regulations. Further, any significant change to applicable laws, regulations, or industry practices regarding the collection, use, retention, security, or disclosure of data, or their interpretation, or any changes regarding the manner in which the consent of relevant users for the collection, use, retention, or disclosure of such data must be obtained, could increase our costs and require us to modify our services and candidate products, possibly in a material manner, which we may be unable to complete, and may limit our ability to store and process patients’ data or develop new services and features.

The legislative and regulatory landscape for data protection continues to evolve, and in recent years there has been an increasing focus on privacy and data security issues. Numerous federal and state laws, including state data breach notification laws, state health information privacy laws, and federal and state consumer protection laws, govern the collection, use, and disclosure of health-related and other personal information. Failure to comply with such laws and regulations could result in government enforcement actions and create liability for us (including the imposition of significant civil or criminal penalties), private litigation and/or adverse publicity that could negatively affect our business.

We conduct business in the United States in a heavily regulated environment, and if we fail to obtain all necessary equipment authorizations required to import, market, or sell our equipment, we could be subject to enforcement proceedings that may harm our business, financial condition, and results of operations.

Our business relies on our ability to import and market our devices in the United States. We endeavor to ensure that our operations comply with applicable laws. However, failure to comply with applicable FCC equipment authorization rules could lead to enforcement action, including monetary forfeitures or loss of equipment authorizations. FCC investigations or enforcement proceedings also require financial and other resources to defend. Any future FCC investigations or enforcement could harm our business or our financial condition.

In addition, new devices or modifications to our approved devices could require that we obtain additional equipment authorizations. Failure to obtain the requisite authorizations could likewise subject our past or present operations to FCC enforcement action, including monetary forfeitures or loss of equipment authorization. Failure to obtain necessary equipment authorizations as required for new or modified devices could preclude such devices from being imported, sold, or marketed in the United States. Further, we rely on third-parties authorized by the FCC to test our equipment to ensure compliance with applicable FCC regulations, and to submit all necessary reports and data to obtain any required FCC equipment authorizations. There is no guarantee these third-party testing laboratories have conducted equipment evaluations in accordance with recognized and generally accepted good engineering practice, or that any measurements performed or data collected conform with recognized and generally accepted good engineering practices.

The FCC’s equipment authorization rules and/or the FCC’s interpretation of those rules may change in the future. As noted above, we endeavor to comply with applicable laws and regulations, and we will rely on U.S. telecommunications counsel to evaluate the impact of any applicable changes to the FCC’s rules or rule interpretations in the future.

Changes to the Covered List may impact business, financial condition, and results of operations.

The FCC maintains and periodically updates a Covered List of communications equipment and services that have been determined by the U.S. government to pose an unacceptable risk to the national security of the United States or the security and safety of United States persons to national security pursuant to the Secure and Trusted Communications Networks Act of 2019. Equipment produced by a company on the Covered List cannot receive an equipment authorization. and, therefore, cannot be imported, marketed, or sold in the United States. The FCC has previously concluded that placement on the Covered List applies to equipment authorizations both prospectively and retrospectively. In other words, the FCC has determined that it has the authority to revoke previously issued equipment authorization as well as deny future authorizations for equipment produced by a company added to the Covered List. In addition, while the FCC has previously declined to prohibit equipment authorization for devices that incorporate equipment produced by a company on the Covered List as a component, the FCC is currently considering whether to expand its prohibition to such component parts.

While we do not anticipate our or any of our suppliers’ addition to the Covered List, the addition of our or any of our suppliers to the Covered List could negatively impact our business operations in the United States and our financial condition. Inclusion on the Covered List could result in the loss of required equipment authorizations for some or all of our equipment identified by the FCC as critical to national security. A loss of required equipment authorizations would preclude our ongoing sale of affected devices in the United States and could require us to replace affected component parts for devices imported, marketed, or sold in the United States. This could impose financial burdens and operational challenges that adversely affect our business.

We may collaborate with additional business partners outside of the United States and potentially expand into markets beyond the United States, which may incur significant cost and expose us to significant risks.

To date, we have not operated or generated any revenue outside of the United States. However, we anticipate diversifying our current supply chain by sourcing components from additional suppliers in Asia. Additionally, we may expand our market presence beyond the United States, aiming to sell our products in other regions such as Latin America. Due to our limited experience with international operations and developing and managing sales and distribution channels in international markets, our international expansion efforts may not be successful.

Operating or selling in international markets requires significant resources and management attention and subjects us to intellectual property, regulatory, economic and political risks that are different from those in the United States. As we increase our international sales efforts and explore international operations, we will face increased risks in doing business internationally that could harm our business, including:

•        the need to establish and protect our brand in international markets;

•        the need to localize and adapt our solution for specific countries, including translation into foreign languages and associated costs and expenses;

•        difficulties in staffing and managing foreign operations, particularly hiring and training qualified sales and service personnel;

•        the need to implement and offer customer care, in various languages;

•        different pricing environments, longer sales and accounts receivable payment cycles and collections issues;

•        weaker protection for intellectual property and other legal rights than in the United States and practical difficulties in enforcing intellectual property and other rights outside of the United States;

•        privacy and data protection laws and regulations that are complex, expensive to comply with and may require that client data be stored and processed in a designated territory;

•        increased risk of piracy, counterfeiting and other misappropriation of our intellectual property in our locations outside the United States;

•        new and different sources of competition;

•        general economic conditions in international markets;

•        fluctuations in the value of the U.S. dollar and foreign currencies, which may make our solution more expensive in other countries or may increase our costs, impacting our operating results when translated into U.S. dollars;

•        compliance challenges related to the complexity of multiple, conflicting and changing governmental laws and regulations, including employment, tax, telecommunications and telemarketing laws and regulations;

•        increased risk of international telecom fraud;

•        laws and business practices favoring local competitors;

•        compliance with laws and regulations applicable to foreign operations and cross border transactions, including anti-corruption laws, supply chain restrictions, import and export control laws, tariffs, trade barriers, economic sanctions and other regulatory or contractual limitations on our ability to sell our solution in certain foreign markets, and the risks and costs of non-compliance;

•        increased financial accounting and reporting burdens and complexities;

•        restrictions or taxes on the transfer of funds;

•        adverse tax consequences; and

•        unstable economic and political conditions and potential accompanying shifts in laws and regulations.

These risks could harm our international operations, increase our operating costs and hinder our ability to grow our international business and, consequently, our overall business and results of operations.

We may expand into new product or service categories, which may subject us to new regulatory clearances, approvals and compliance requirements.

We currently only engage in the sales of smartphones and tablets in the United States, but may expand into other product or service categories, including IoT products, wearables, health and wellness products, environmental management solutions, and IoT cloud platform. We may need to undergo additional testing and certifications, such as those required for FCC Equipment Authorization, Google Mobile Services (GMS), PTCRB (PCS Type Certification Review Board), Conformité Européenne (CE), Underwriters Laboratories (UL), or RoHS certification.

Some of the new product or service categories may subject us to new regulatory clearance, approval and compliance requirements, including but not limited to federal laws and regulations concerning telecommunication service providers, public utilities or public services laws and regulations, federal and state data protection, privacy and cybersecurity laws and regulations, federal and state consumer protection laws and regulations, among other laws and regulations affecting interconnection, roaming, internet openness, net neutrality, robocalling/robotexting, disabilities access, digital discrimination and other areas of potential regulations.

The changing regulatory environment may have a material impact on our ability to begin to market existing and new devices or services. If we become subject to those regulations, our failure to obtain or, once obtained, maintain, any regulatory clearances and approvals and to ensure compliance with regulatory requirements could negatively affect our business. Regulatory authorities may change their clearance or approval policies, adopt additional regulations or revise existing regulations, or take other actions which may prevent or delay clearance or approval of our products or services under development. Such policy or regulatory changes could impose additional requirements on us that could delay our ability to obtain new clearances or approvals or increase the costs of compliance.

There can be no assurance that government regulations that may become applicable to our products or the interpretation of those regulations will not change or that our will be able to obtain any required regulatory clearances and approvals for its products. The extent of potentially adverse government regulation that might arise from future legislation or administrative action and the impact on our business and results of operations cannot be predicted.

Recent and future federal legislative, regulatory and executive actions on information and communications technology and services involving national security and foreign ownership restrictions or requirements may substantially limit the scope of our operations, impact our abilities to expand into new products or services, or substantially or severely impact our operations or financial results.

In recent years, the U.S. Government has expressed concerns with the security of information and communications technology and services (“ICTS”) sourced from providers in China, Russia, and other jurisdictions. The U.S. Congress and various executive agencies, including the FCC, the Department of Commerce, and the Department of Justice, have enacted, imposed or proposed a series of measures aimed at increasing oversight of certain commercial transactions involving Chinese companies or investments by such companies in the United States.

For example, under the authority conferred by Executive Order 13873, issued in May 2019, the Department of Commerce promulgated final rules (the “ICTS Rules”) in January 2021 under 15 C.F.R. Part 7 that broadly empowers that agency (in consultation with other executive agencies) to block, condition, or regulate any “transaction” involving the “acquisition, importation, transfer, installation, dealing in, or use of any information and communications technology or service” designed, developed, manufactured, or supplied by a Chinese company (i.e., given China’s designation as a “foreign adversary” under Executive Order 13873) that poses “undue risks or unacceptable risks” to U.S. national security. An additional Executive Order, issued January 19, 2021, directs the Commerce Department to adopt rules requiring Infrastructure-as-a-Service providers to collect additional information about their customers and new record-keeping requirements, and would allow the Department of Commerce to take actions to address “malicious cyber-enabled activities.” In June 2023, the Department published an amended rules to the ICTS Rules to clarify its ability to regulate transactions involving software, including so-called “connected software applications,” and to further enumerate the criteria that the Department will consider when reviewing such transactions.

Similarly, in April 2020, the President published Executive Order 13913 to formalize an ad-hoc inter-agency group as the Committee for the Assessment of Foreign Participation in the United States Telecommunications Services Sector (the “Team Telecom”). The Executive Order empowers Team Telecom to review FCC license and transfer applications involving foreign participation to determine whether grant of the requested license or transfer approval may pose a risk to the national security or law enforcement interests of the United States, and to review existing licenses to identify any additional or new risks to national security or law enforcement interests that did not exist when a license was first granted. Following an investigation, Team Telecom may recommend that the FCC revoke or modify existing licenses or deny or condition approval of new licenses and license transfers. The FCC refers three types of licenses or authorizations to the Telecom Committee: (1) international Section 214 authorizations allowing telecommunications carriers to provide telephone service between the United States and foreign points; (2) submarine cable licenses allowing persons to operate submarine cables that connect the United States with a foreign country or with another portion of the United States; and (3) common carrier, broadcast, or aeronautical radio station licenses when the applicant is a corporation with foreign ownership over certain thresholds.

In addition, in April 2023, the FCC proposed new rules to overhaul its licensing requirements and review process for providers that hold “international Section 214 authorization,” as provided under Section 214 of the Communications Act of 1934, by requiring enhanced disclosures about licensees’ foreign ownership, use of “untrusted” equipment and “foreign-owned managed network service providers,” as well as making those licenses subject to periodic national security reviews.

In November 2023, the FCC also adopted new rules to expand its equipment authorization rules to apply to equipment “components,” and potentially enable revocation of current authorizations for national security reasons. Under the new rules, the FCC will not issue new authorizations for telecommunications equipment produced by certain Chinese entities identified in a cover list, until the FCC approves these entities’ plans to ensure that their equipment is not marketed or sold for public safety purposes, government facilities, critical infrastructure, or other national security purposes. The FCC did not, however, revoke any of its prior authorizations for these companies’ equipment, although it sought comments on whether it should do so in the future.

In August 2023, the President issued Executive Order 14105, which addresses national security risks arising from outbound capital investment from the United States to foreign companies involved in certain sensitive technologies. The order asked the Department of Treasury to establish an outbound investment review regime (the “Outbound Investment Review Regime”) to screen outbound capital flows that can be exploited to accelerate development of technologies used to support foreign countries’ military, intelligence, surveillance, and cyber capabilities. The order cited China, Hong Kong and Macau as a country of concern. On August 14, 2023, the Treasury Department published an Advanced Notice of Proposed Rulemaking (ANPRM) to solicit public comment to implement the Outbound Investment Review Regime in three categories of covered national security technologies and products: semiconductors and microelectronics, quantum information technologies, and artificial intelligence (AI) systems.

Lastly, in February 2024, the National Security Division of the Department of Justice published an Advanced Notice of Proposed Rulemaking (ANPRM) to seek public comments on the establishment of a new licensing and screening regime (“Outbound Data Transfer Review Regime”) to restrict U.S. persons from transferring bulk sensitive personal data and select U.S. government data to covered foreign persons in China (including Hong Kong and Macau), Cuba, Iran, North Korea, Russia, and Venezuela, through the means of data brokerage, vendor agreement, employment agreement and investment agreement.

This patchwork of sector-specific and general regulatory restrictions, limits or review requirements may have varying level of impacts on our operations and financial performance. Some of the regulatory actions have not been finalized, with its final content or requirements subject to change. Many of the regulatory actions, even if finalized or adopted, have not been fully implemented or operationalized, and there are significant discretions or uncertainties with regard to the ways and manners under which such actions may be enforced and interpreted by the relevant regulatory authorities.

We currently do not transact with any entities on the “Covered List” under FCC’s equipment authorization regime, or any entity subject to export control or economic sanctions. In addition, we do not currently operate any telecommunication services and do not intent to operate any telecommunication services in the near future or apply for a Section 214 license, and are therefore not subject to Team Telecom or FCC national security review regimes or requirements. In addition, we have not received any subpoena, notice, or correspondence with any regulatory agencies arising from the ICTS Rules, and have no reason to believe that we have engaged in any transactions subject to the ICTS Rules.

We currently work with suppliers in China for various components, excluding SoCs, in our product assembly, while proposed regulations such as the Outbound Investment Review and Outbound Data Transfer regimes may heighten scrutiny on our transactions, leading to operational adjustments, increased compliance costs, and potential limitations on funding and strategic opportunities.

The Outbound Investment Review Regime and the Outbound Data Transfer Review Regime, if and depending as to how they are implemented, together with enhanced powers assigned to the Committee on Foreign Investment in the United States (CFIUS), export control and trade restrictions managed by the Department of Commerce, and the economic sanctions regime managed by the Office of Foreign Asset Control (OFAC) within the Department of Treasury, could result in increased scrutiny of transactions involving our business and potential interference with business transactions that we deem to be beneficial. If the ICTS Rules are applied against us, or the Outbound Investment Review Regime and the Outbound Data Transfer Review Regime are finalized in a way that affects our operations, products and services or business relationships, we may be forced to limit or change our future product or service offerings, cease business partnerships or collaborations with certain Chinese and foreign companies for R&D or manufacturing, and otherwise significantly change our operations or business models to comply with applicable rules and regulations. Such compliance costs may cause significant financial cost, reputational damages, otherwise reduce our profits. In addition, there is significant uncertainty as to how such rules and regulations will be implemented and enforced, to the extent that any transactions that the company seeks to engage may be subject to review under the ICTS Rules, the Outbound Investment Review Regime and the Outbound Data Transfer Review Regime, we may also be severely limited in our abilities to secure outside funding, or explore strategic acquisition or investment opportunities with covered individuals or entities, or may be forced to abandon covered transactions. In the event of regulatory changes or reviews, we may need to collaborate with other suppliers or manufacturers in Southeast Asia for our product production, potentially causing additional time-to-market delays and impacting profitability.

Risks Related to Foxx’s Intellectual Property

Our intellectual property rights are valuable and any inability to protect our intellectual property rights could harm our business and operating results.

Our future success and competitive position depend in part on our ability to protect our intellectual property and proprietary business know-hows. Our practice is to require employees and consultants to execute non-disclosure and proprietary rights agreements upon commencement of employment or consulting arrangements. These agreements acknowledge our exclusive ownership of all intellectual property developed by the individuals during their work for us and require that all proprietary information disclosed will remain confidential. Such agreements may not be enforceable in full or in part in all jurisdictions and any breach could have a negative effect on our business and our remedy for such breach may be limited.

While we take steps to protect our intellectual property, the steps we take may be inadequate to prevent infringement, misappropriation, or other violations of our intellectual property rights. We will not be able to protect our intellectual property if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property. We may be required to resources to monitor and protect our intellectual property rights. From time to time, legal action by us may be necessary to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the intellectual property rights of others or to defend against claims of infringement or invalidity. Such litigation could result in costs and diversion of resources.

Assertions by third parties of infringement or other violations by us of their intellectual property rights, whether or not correct, could result in significant costs and harm our business and operating results.

Third parties may in the future assert claims of infringement, misappropriation or other violations of intellectual property rights against us. They may also assert such claims against our customers or distribution partners, whom we typically indemnify against claims that our products infringe, misappropriate, or otherwise violate the intellectual property rights of third parties. If we do infringe a third party’s rights and are unable to provide a sufficient workaround, we may need to negotiate with holders of those rights to obtain a license to those rights or otherwise settle any infringement claim as a party that makes a claim of infringement against us may obtain an injunction preventing us from shipping products containing the allegedly infringing technology. As the number of products and competitors in our market increase and overlaps occur, claims of infringement, misappropriation and other violations of intellectual property rights may increase. Any claim of infringement, misappropriation or other violation of intellectual property rights by a third party, even those without merit, could cause us to incur substantial costs defending against the claim and could distract our management from our business.

Future assertions of patent rights by third parties, and any resulting litigation, may involve patent holding companies or other adverse patent owners who have no relevant product revenues and against whom our own patents may therefore provide little or no deterrence or protection. There can be no assurance that we will not be found to infringe or otherwise violate any third-party intellectual property rights or to have done so in the past.

An adverse outcome of a dispute may require us to:

•        Pay substantial damages, including treble damages, if we are found to have willfully infringed a third party’s patents or copyrights

•        Make substantial payments for legal fees, settlement payments or other costs or damages;

•        Cease selling, making, licensing or using products that are alleged to infringe or misappropriate the intellectual property of others;

•        Expend additional development resources to attempt to redesign our products or otherwise develop non-infringing technology, which may not be successful;

•        Enter into potentially unfavorable royalty or license agreements to obtain the right to use necessary technologies or intellectual property rights;

•        Take legal action or initiate administrative proceedings to challenge the validity and scope of the third-party rights or to defend against any allegations of infringement; and

•        Indemnify our partners and other third parties.

In addition, royalty or licensing agreements, if required or desirable, may be unavailable on terms acceptable to us, or at all, and may require significant royalty payments and other expenditures. Some licenses may also be non-exclusive, and therefore our competitors may have access to the same technology licensed to us. Any of the foregoing events could seriously harm our business, financial condition, and results of operations.

Even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and harm our business and operating results. Moreover, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our ordinary shares. We expect that the occurrence of infringement claims is likely to grow as the market for our products and solutions grows.

Accordingly, our exposure to damages resulting from infringement claims could increase and this could further exhaust our financial and management resources.

Risks Related to Foxx’s Financial Performance

We may not be able to raise or it may only be available on terms unfavorable to us or our stockholders, which may result in our inability to fund our working capital requirements and harm our operational results.

We have and expect to continue to have substantial working capital needs. Our cash on hand, together with cash generated from product sales, services, cash equivalents and short-term investments will not meet our working capital and capital expenditure requirements for the next twelve months. In fact, we will be required to raise additional funds throughout 2023 or we will need to limit operations until such time as we can raise substantial funds to meet our working capital needs. In addition, we will need to raise additional funds to fund our operations and implement our growth strategy, or to respond to competitive pressures and/or perceived opportunities, such as investment, acquisition, marketing and development activities. Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through future issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. Any debt financing that we may secure in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. We may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly impaired, and our business may be adversely affected.

If we experience operating difficulties or other factors, many of which may be beyond our control, cause our revenues or cash flows from operations, if any, to decrease, we may be limited in our ability to spend the capital necessary to complete our development, marketing and growth programs. We require additional financing, in addition to the anticipated cash generated from our operations, to fund our working capital requirements. Additional financing might not be available on terms favorable to us, or at all. If adequate funds were not available or were not available on acceptable terms, our ability to fund our operations, take advantage of unanticipated opportunities, develop or enhance our business or otherwise respond to competitive pressures would be significantly limited. In such a capital restricted situation, we may curtail our marketing, development, and operational activities or be forced to sell some of our assets on an untimely or unfavorable basis.

Our operating losses have raised substantial doubt regarding our ability to continue as a going concern.

Our operating losses raise substantial doubt about our ability to continue as a going concern. As a result, our independent registered public accounting firm included an explanatory paragraph in its report on our financial statements as of and for the years ended December 31, 2023 and 2022 with respect to this uncertainty. The perception of our ability to continue as a going concern may make it more difficult for us to obtain financing for the continuation of our operations and could result in the loss of confidence by investors, suppliers and employees.

If we fail to properly manage our anticipated growth, our business could suffer.

We intend to grow and may experience periods of rapid growth and expansion, which could place a significant additional strain on our limited personnel, information technology systems and other resources. Any failure by us to manage our growth effectively could have an adverse effect on our ability to achieve our commercialization and development goals.

To achieve our goals, we must successfully increase manufacturing output to meet potential expected customer demand. In the future, we may experience difficulties with manufacturing, quality control, component supply, inventory, distribution and shortages of qualified personnel, among other problems. These problems could result in delays in availability of our scanner systems and increases in expenses. Any such delay or increased expense could adversely affect our ability to generate revenue.

Future growth will also impose significant added responsibilities on management, including the need to identify, recruit, train and integrate additional employees. In addition, rapid and significant growth will place a strain on our administrative and operational infrastructure.

In order to manage our operations and growth we will need to continue to improve our operational and management controls, reporting and information technology systems and financial internal control procedures. If we are unable to manage our growth effectively, it may be difficult for us to execute our business strategy and our operating results and business could suffer.

We have identified a material weakness in our internal control over financial reporting. Failure to maintain effective internal controls could cause our investors to lose confidence in us and adversely affect the market price of PubCo Common Stock. If our internal controls are not effective, we may not be able to accurately report our financial results or prevent fraud.

Effective internal control over financial reporting is necessary for us to provide reliable financial reports in a timely manner. In connection with the preparation of our financial statements for the years ended December 31, 2023 and December 31, 2022, we concluded that there was a material weakness in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

Specifically, we concluded that during the years ended December 31, 2023, and December 31, 2022, our disclosure controls and procedures were not effective due to a material weakness in our internal controls over financial reporting related to valuation of matters associated with accounting for warrants, derivatives and unit-based compensation awards, particularly as they relate to management’s process for developing the estimates, their application of the appropriate methodologies utilized, their evaluation of the completeness and accuracy of the underlying data utilized in deriving the estimates, and the appropriateness and support of the projected cash flow information. We have also identified material weakness in the complete identification and legal and accounting interpretation of the complex terms in historical legal documents, including those related to debt and equity arrangements, as well as other documents including consulting arrangements and legal judgments. Generally, our internal controls over financial reporting, including those related to the financial reporting close process, technical accounting interpretations and the booking of such balances, and the review and approval of journal entries, are also an identified material weakness.

While we have designed and implemented, or expect to implement, measures that we believe address or will address this control weakness, we continue to develop our internal controls, processes and reporting systems by, among other things, hiring qualified personnel with expertise to perform specific functions, and designing and implementing improved processes and internal controls, including ongoing senior management review and audit committee oversight. We plan to remediate the identified material weakness by hiring financial consultants and expect to hire additional accounting staff to complete the remediation. We expect to incur additional costs to remediate this weakness, primarily personnel costs and external consulting fees. We may not be successful in implementing these systems or in developing other internal controls, which may undermine our ability to provide accurate, timely and reliable reports on our financial and operating results. Further, we will not be able to fully assess whether the steps we are taking will remediate the material weakness in our internal control over financial reporting until we have completed our implementation efforts and sufficient time passes in order to evaluate their effectiveness. In addition, if we identify additional material weaknesses in our internal control over financial reporting, we may not detect errors on a timely basis and our financial statements may be materially misstated.

Our independent registered public accounting firm did not perform an evaluation of our internal control over financial reporting during any period in accordance with the provisions of the Sarbanes-Oxley Act. However, in the course of auditing our consolidated financial statements for the financial statements included elsewhere in this prospectus, we identified two material weaknesses in our internal control over financial reporting. As defined in standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified relate to: (i) lack of sufficient segregation of duties due to limited resources, (ii) lack of adequate design of controls and proper documentation needed in order to demonstrate that controls in place are operating effectively for significant transaction classes, (iii) inability to prepare complete and accurate financial statements in accordance with GAAP in a timely manner, (iv) inefficient oversight of those charged with governance with respect to complete and accurate financial reporting, (v) lack of appropriate controls surrounding authorized signor access for bank accounts, and (vi) inappropriate implementation of controls over the identification of related party transactions. Additionally, each of the aforementioned material weaknesses could result in a misstatement of the consolidated financial statements that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected.

We continue to focus on internal control over financial reporting and have taken certain measures to remediate the material weaknesses described above, including hiring additional qualified personnel to ensure proper segregation of duties and perform more effective risk assessment, and designing and implementing formal procedures and controls supporting the Company’s period-end financial reporting process, such as controls over the preparation and review of account reconciliations and disclosures in the consolidated financial statements. We are in the process of implementing additional measures designed to enable us to meet the requirements of being a public company, establishing an internal audit function and standardizing the Company’s semi-annual and year-end closing and financial reporting processes, to improve our internal control over financial reporting and remediate the control deficiencies that led to the material weaknesses, including hiring additional information technology, finance and accounting personnel, evaluating our financial and information technology control environment and augmenting our internal controls with new accounting policies and procedures, and designing and implementing financial reporting controls, income tax controls, and information technology general controls.

We are working to remediate the material weaknesses. At this time, we cannot provide an estimate of costs expected to be incurred in connection with implementing a remediation plan; however, these remediation measures will be time consuming and will place significant demands on our financial and operational resources. While we believe that these measures will improve our internal control over financial reporting, the implementation of these measures is ongoing, and we cannot assure you that we will be successful in doing so or that these measures will significantly improve or remediate the material weaknesses described above. We cannot assure you that the measures we have taken to date, and are continuing to implement, will be sufficient to remediate the material weaknesses we have identified or avoid potential future material weaknesses. If the steps we take do not correct the material weaknesses in a timely manner, we will be unable to conclude that we maintain effective internal control over financial reporting. We also cannot assure you that there will not be any additional material weaknesses in our internal control over financial reporting in the future.

We expect that we will need to implement new systems to enhance and streamline the management of our financial, accounting, human resources and other functions. However, such systems will likely require us to complete many processes and procedures for the effective use of the systems, which may result in substantial costs. Any disruptions or difficulties in implementing or using these systems could adversely affect our controls and harm our business. Moreover, such disruption or difficulties could result in unanticipated costs and diversion of management attention. In addition, we may discover additional weaknesses in our system of internal financial and accounting controls and procedures that could result in a material misstatement of our financial statements. Our internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

We may not be able to remediate any material weaknesses prior to the deadline imposed by Section 404(a) of the Sarbanes-Oxley Act for management’s assessment of internal control over financial reporting. The failure to achieve and maintain effective internal control over financial reporting could have a material adverse effect on our business, financial condition and results of operations. In the event that we are not able to successfully remediate the existing material weaknesses in our internal control over financial reporting or identify additional material weaknesses, or if our internal control over financial reporting is perceived as inadequate or it is perceived that we are unable to produce timely or accurate consolidated financial statements, investors may lose confidence in our results of operations, the price of our common stock could decline, we could become subject to investigations by the stock exchange on which our common stock is listed, the SEC or other regulatory agencies, which could require additional financial and management resources, or our common stock may not be able to remain listed on such exchange.

Risks Related to the Business Combination and Redemptions

ACAC will incur significant transaction and transition costs in connection with the Business Combination.

ACAC has incurred and expects to incur significant, non-recurring costs in connection with consummating the Business Combination. Certain transaction expenses incurred in connection with the Business Combination, including all legal, accounting, consulting, investment banking and other fees, expenses, and costs, will be paid by PubCo at or following the closing of the Business Combination.

ACAC will have limited rights after the Closing to make claims for damages against Foxx or Foxx Stockholders for the breach of representations, warranties, or covenants made by Foxx in the Business Combination Agreement.

The Business Combination Agreement provides that, except in the case of fraud, all of the representations, warranties and covenants, obligations or other agreements of the parties contained therein shall not survive the Closing, except for a limited number of covenants, obligations or other agreements of the parties that by their terms apply or are to be performed in whole or in part after the Closing, and then only with respect to breaches occurring after Closing. Accordingly, except in the case of fraud, ACAC will have no rights to make damage claims against Foxx after the Closing with respect to any breach of the representations and warranties, and will have limited rights to make damage claims against Foxx after the Closing with respect to covenants, or agreements contained in the Business Combination Agreement that survive and the covenants to be performed in whole or in part after the Closing.

After the Closing, PubCo may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on its financial condition, results of operations and the price of shares of PubCo Common Stock, which could cause you to lose some or all of your investment.

Although ACAC has conducted due diligence on Foxx, ACAC cannot assure you that this diligence revealed all material issues that may be present in Foxx’s business, that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of ACAC’s and Foxx’s control will not later arise. As a result, after the Closing, PubCo may be forced to later write-down or write-off assets, restructure its operations, or incur impairment or other charges that could result in losses. Even if ACAC’s due diligence successfully identifies certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with

ACAC’s preliminary risk analysis. Even though these charges may be non-cash items and may not have an immediate impact on PubCo’s liquidity, the fact that PubCo may incur charges of this nature could contribute to negative market perceptions about the PubCo’s securities. In addition, charges of this nature may cause PubCo to be unable to obtain future financing on favorable terms or at all. Accordingly, any ACAC stockholder who chooses to remain a stockholder of the PubCo following the Business Combination could suffer a reduction in the value of their shares of PubCo Common Stock. Such stockholders are unlikely to have a remedy for such reduction in value unless they are able to successfully claim that the reduction was due to the breach by ACAC’s officers or directors of a duty of care or other fiduciary duty owed to them, or if they are able to successfully bring a private claim under securities laws that the proxy solicitation relating to the Business Combination contained an actionable material misstatement or material omission.

The Founders own ACAC Common Stock that will be worthless and may incur reimbursable expenses that may not be reimbursed or repaid if the Business Combination is not approved. Such interests may have influenced their decision to approve and, in the case of the Board, recommend, the Business Combination with Foxx.

The Founders and/or their affiliates beneficially own or have a pecuniary interest in the Founder Shares, Private Warrants and Working Capital Shares. As of the Record Date, the Founders owned and were entitled to vote 2,156,250 shares of ACAC Class B Common Stock, representing approximately [39.8]% of the voting power of the shares of ACAC Common Stock outstanding. The holders have no redemption rights with respect to these securities in the event a business combination is not effected in the required time period. Therefore, if the Business Combination with Foxx or another business combination is not approved within the required time period, such securities held by such persons will be worthless. Based upon the closing price of ACAC Class A Common Stock of $            per share on Nasdaq on the Record Date, such securities had an implied aggregate market value, assuming the Business Combination is consummated, of approximately $            million. Accordingly, the Founders may be incentivized to complete the Business Combination, or an alternative business combination, with a less favorable target company or on terms less favorable to stockholders than they would otherwise recommend or approve, as the case may be, rather than allow ACAC to wind up having failed to consummate a business combination and lose their entire investment. Furthermore, the Founders are entitled to reimbursement of out-of-pocket expenses incurred by them related to identifying, investigating, and consummating an initial business combination. Any such expenses will be repaid upon completion of the Business Combination with Foxx. As of the date of this proxy statement/prospectus, no such reimbursable expenses have been incurred. If any such expenses are incurred, however, if ACAC fails to consummate the Business Combination, they will not have any claim against the Trust Account for repayment or reimbursement. Accordingly, ACAC may not be able to repay or reimburse these amounts if the Business Combination is not completed. See the section entitled “Proposal 1: The Business Combination Proposal — Interests of the Founders and ACAC’s Directors and Officers in the Business Combination.”

These financial interests may have influenced the decision of ACAC’s directors to approve the Business Combination with Foxx and to continue to pursue such Business Combination. In considering the recommendations of ACAC’s Board to vote for the Business Combination Proposal and other Proposals, ACAC’s stockholders should consider these interests.

The Public Stockholders will experience immediate dilution as a consequence of the issuance of Purchaser Common Stock as consideration in the Business Combination and in the Merger Financing.

Pursuant to the Business Combination Agreement, at the Effective Time, by virtue of the Acquisition Merger and the Business Combination Agreement, and without any action on the part of ACAC, Purchaser, Merger Sub, Foxx, Foxx Stockholders, the Foxx Stockholders’ shares of Foxx Common Stock issued and outstanding immediately prior to the Effective Time will be canceled and automatically converted into (i) the right to receive, without interest, the applicable portion of the Closing Payment Stock, and (ii) the contingent right to receive the applicable portion of the Earnout Shares, if, as and when payable in accordance with the earnout provisions of the Business Combination Agreement; for avoidance of any doubt, each Foxx Shareholder will cease to have any rights with respect to such Foxx Shareholder’s shares of Foxx Common Stock, except the right to receive the Closing Payment Stock and the Earnout Shares. “Closing Payment Stock” means 5,000,000 shares of Purchaser Common Stock, which are equal or equivalent in value to the sum of $50,000,000 divided by $10.00 per share. “Earnout Shares” means 4,200,000 shares of Purchaser Common Stock, which are equal or equivalent in value to the sum of $42,000,000 divided by $10.00 per share, subject to the vesting schedule set forth in the Business Combination Agreement. The issuance of additional Purchaser Common Stock will significantly dilute the equity interests of existing holders of ACAC securities, and may adversely affect prevailing market prices for the ACAC Class A Common Stock.

The exercise of ACAC’s directors’ and officers’ discretion in agreeing to changes or waivers in the terms of the Business Combination Agreement may result in a conflict of interest when determining whether such changes to the terms of the Business Combination Agreement or waivers of conditions are appropriate and in the best interests of ACAC’s stockholders.

In the period leading up to the Closing, events may occur that, pursuant to the Business Combination Agreement, would require ACAC to agree to amend the Business Combination Agreement, to consent to certain actions taken by Foxx or to waive rights that ACAC is entitled to under the Business Combination Agreement. Such events could arise because of changes in the course of Foxx’s business, a request by Foxx to undertake actions that would otherwise be prohibited by the terms of the Business Combination Agreement or the occurrence of other events that would have a material adverse effect on Foxx’s business and would entitle ACAC to terminate the Business Combination Agreement. In any of such circumstances, it would be at ACAC’s discretion, acting through its Board, to grant its consent or waive those rights. The existence of the financial and personal interests of the directors described in the preceding risk factors may result in a conflict of interest on the part of one or more of the directors between what he, she or they may believe is best for ACAC and what he, she or they may believe is best for himself, herself, or themselves in determining whether or not to take the requested action. As of the date of this proxy statement/prospectus, ACAC does not believe there will be any material changes or waivers that ACAC’s directors and officers would be likely to make after the mailing of this proxy statement/prospectus. ACAC will circulate a supplemental or amended proxy statement/prospectus if changes to the terms of the Business Combination that would have a material impact on its stockholders are required prior to the vote on the Business Combination Proposal.

If ACAC is unable to complete the Business Combination with Foxx or another business combination by April 14, 2023 (or such later date as may be approved by ACAC’s stockholders), its Public Stockholders may receive only approximately $[__] per Public Share, or less than such amount in certain circumstances based on the balance of the Trust Account (as of the Record Date), and the ACAC Warrants will expire worthless.

Pursuant to the Business Combination Agreement, there are various closing conditions to be satisfied in order to complete the Business Combination, some of which are beyond ACAC’s control. If ACAC is unable to complete the Business Combination or any other alternative business combination, to the extent that the Business Combination Agreement is terminated for any reason, within the required period under the Current Charter, Public Stockholders may only receive approximately $[__] per Public Share on the liquidation of the Trust Account, based on the balance of the Trust Account (as of the Record Date), and its warrants will expire worthless.

If ACAC is unable to complete the Business Combination with Foxx or another business combination by April 14, 2023 (or such later date as may be approved by ACAC’s stockholders), ACAC will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding Public Shares for cash and, subject to the approval of its remaining stockholders and its Board, dissolving and liquidating. In such event, third parties may bring claims against ACAC and, as a result, the proceeds held in the Trust Account could be reduced and the per-share liquidation price received by stockholders could be less than $10.20per Public Share, and the ACAC Warrants will expire worthless.

Under the terms of the Current Charter, ACAC must complete the Business Combination with Foxx or another business combination by April 14, 2023 (or such later date as may be approved by Public Stockholders in an amendment to its Current Charter), or ACAC must (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than 10 business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to ACAC to pay our taxes (less up to $ [__] of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of ACAC’s remaining stockholders and the Board, dissolve and liquidate, subject in each case to ACAC’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. In such event, third parties may bring claims against ACAC. Although ACAC seeks waiver agreements from certain vendors and service providers it has engaged and owes money to, and the prospective target businesses it has negotiated with, whereby such parties will waive any right, title, interest or claim of any kind they may have in or to any monies held in the Trust Account, there is no guarantee that vendors, regardless of whether they execute such waivers, will not seek recourse against the Trust Account notwithstanding such agreements. Furthermore, there is no guarantee that a court will uphold the validity of such agreements. Accordingly, the proceeds held in the Trust Account could be subject to claims which could take priority over those of the Public Stockholders. If ACAC is unable to complete a business combination within the required time period, the Sponsor has agreed that it will be liable to us if and to the extent any claims by a third party for services rendered or products sold to ACAC, or a prospective target business with which ACAC has discussed entering into a Business Combination Agreement, reduce the amount of funds in the Trust Account to below (i) $[__] per Public Share or (ii) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, due to reductions in value of the trust assets, in each case net of the amount of interest which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under the indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act. In the event that an executed waiver is deemed to be unenforceable against a third party, then the Sponsor will not be responsible to the extent of any liability for such third party claims. We have not independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and believe that the Sponsor’s only assets are securities of ACAC. Additionally, we have not asked the Sponsor to reserve for such indemnification obligations. Therefore, we cannot assure you that the Sponsor would be able to satisfy such indemnification obligations. As a result, if any such claims were successfully made against the Trust Account, the funds available for the Business Combination and redemptions could be reduced to less than $[__] per Public Share. In such event, we may not be able to complete the Business Combination, and you would receive such lesser amount per share in connection with any redemption of your Public Shares. None of our officers will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

Additionally, if ACAC is forced to file a bankruptcy case or an involuntary bankruptcy case is filed against it which is not dismissed, or if ACAC otherwise enters compulsory or court supervised liquidation, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in its bankruptcy estate and subject to the claims of third parties with priority over the claims of ACAC’s stockholders. To the extent any bankruptcy claims deplete the Trust Account, ACAC may not be able to return to its Public Stockholders at least $[__] per share of ACAC Class A Common Stock. There will be no redemption rights or liquidating distributions with respect to the ACAC Warrants, which will expire worthless if ACAC fails to complete an initial business combination within the required period.

ACAC’s stockholders may be held liable for claims by third parties against ACAC to the extent of distributions received by them.

If ACAC is unable to complete the Business Combination with Foxx or another business combination within the required time period, ACAC will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to us to pay our taxes (less up to $ [__] of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of ACAC’s remaining stockholders and our Board, dissolve and liquidate, subject in each case to ACAC’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. ACAC cannot assure you that it will properly assess all claims that may potentially be brought against ACAC. As such, ACAC’s stockholders could potentially be liable for any claims to the extent of distributions received by them (but no more) and any liability of its stockholders may extend well beyond the third anniversary of the date of distribution. Accordingly, ACAC cannot assure you that third parties will not seek to recover from its stockholders amounts owed to them by ACAC.

If ACAC files a bankruptcy petition or an involuntary bankruptcy petition is filed against ACAC that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in ACAC’s bankruptcy estate and subject to the claims of third parties with priority over the claims of ACAC’s stockholders. To the extent any bankruptcy claims deplete the Trust Account, ACAC cannot provide any assurance that ACAC will be able to return $10.20 per share to our Public Stockholders. Additionally, if ACAC files a bankruptcy petition or an involuntary bankruptcy petition is filed against ACAC that is not dismissed, any distributions received by stockholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover some or all amounts received by ACAC’s stockholders. Furthermore, the Board may be viewed as having breached its fiduciary duty to ACAC’s creditors and/or may have acted in bad faith, thereby exposing itself and our company to claims of punitive damages, by paying Public Stockholders from the Trust Account prior to addressing the claims of creditors. ACAC cannot provide any assurance that claims will not be brought against ACAC for these reasons.

Activities taken by existing Public Stockholders to increase the likelihood of approval of the Business Combination Proposal and the other Proposals could have a depressive effect on ACAC Class A Common Stock.

At any time prior to the Special Meeting, during a period when they are not then aware of any material nonpublic information regarding ACAC or its securities, the Founders, Foxx, or Foxx Stockholders and/or their respective affiliates may enter into transactions with such investors and others to provide them with incentives to acquire Purchaser Class A Common Stock or vote their shares in favor of the Business Combination Proposal. The purpose of such transactions would be to increase the likelihood of satisfaction of the requirements to consummate the Business Combination where it appears that such requirements would otherwise not be met. Entering into any such arrangements may have a depressive effect on ACAC Class A Common Stock. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares he, she or it owns, either prior to or immediately after the Special Meeting.

If the Adjournment Proposal is not approved, and an insufficient number of votes have been obtained to authorize the consummation of the Business Combination, the Board will not have the ability to adjourn the Special Meeting to a later date in order to solicit further votes, and, therefore, the Business Combination will not be approved.

We are dependent upon our current executive officers and directors and their loss could adversely affect our ability to operate.

Our operations are dependent upon a relatively small group of individuals and, in particular, our executive officers and directors. We believe that our success depends on the continued service of our officers and directors, at least until we have completed the Business Combination.

The Founders have agreed to vote in favor of the Business Combination, regardless of how our Public Stockholders vote.

The Founders have agreed to vote the Founder Shares and Private Warrants, as well as any Public Shares purchased during or after the Initial Public Offering, in favor of the Business Combination.

As of the Record Date, the Founders owned and were entitled to vote 2,156,250 shares of ACAC Class B Common Stock, representing approximately 39.8% of the voting power of the shares of ACAC Common Stock outstanding. As a result, in addition to the Founder Shares, we would need [__] shares (or [__]% of the [__] Public Shares) in order to have the Business Combination Proposal approved (assuming all outstanding shares voted); or [__] shares ([__]% of the [__] Public Shares) in order to have the Business Combination Proposal approved (assuming only the quorum is present and voted). Accordingly, it is more likely that the necessary stockholder approval will be received than would be the case if such persons agreed to vote their shares in accordance with the majority of the votes cast by our Public Stockholders.

The Founders and ACAC’s advisors may have interests in the Business Combination different from the interests of ACAC’s stockholders.

The Founders have financial interests in the Business Combination that are different from, or in addition to, those of other Public Stockholders generally. Specifically, the Founders collectively acquired 2,156,250 Founder Shares at a purchase price of approximately $0.01 per share, 5,240,000 Private Warrants at a purchase price of $1.00 per warrant. However, the number of Closing Payment Stock is based on a deemed price per share of $10.00 per share. Therefore, the Founders could make a substantial profit after the Business Combination from their acquisition of Founder Shares and/pr Private Warrants as discussed above, even if the Business Combination subsequently declines in value or is unprofitable for the Public Stockholders, or the Public Stockholders experience substantial losses in their investment in PubCo. If ACAC does not consummate an initial business combination by April 14, 2024 (or such later date as may be approved by ACAC’s stockholders), the Founder Shares and Private Units held by the Sponsor are not entitled to redemption from the Trust Account and will become worthless. As a result, the Sponsor may be incentivized to complete the Business Combination, or an alternative initial business combination with a less favorable company or on terms less favorable to Public Stockholders, rather than to liquidate, in which case the Sponsor would lose their entire investment. As a result, the Sponsor may have a conflict of interest in determining whether Foxx is an appropriate business with which to effectuate a business combination and/or in evaluating the terms of the Business Combination.

Furthermore, as of the date hereof, ACAC issued nine promissory notes to the Sponsor and/or its designees in connection with the Monthly Extension Payments in a total amount of $675,000. The Sponsor has the right, but not the obligation, to convert the promissory notes, in whole or in part, into Private Warrants. If the Sponsor does not convert the promissory notes into shares of ACAC Common Stock upon the Closing, the promissory notes will become intercompany notes between ACAC and the Sponsor upon the Closing. ACAC has the obligation to pay to the Sponsor the funds amounting to the principal amount of the promissory notes if the Business Combination is terminated pursuant to the Business Combination Agreement. ACAC may use a portion of the working capital held outside the Trust Account to repay such funds amounting to the principal amount of the promissory notes but no proceeds from the Trust Account would be used to repay such loaned amounts. In the event that ACAC fails to complete a business combination by April 14, 2024, it is uncertain if ACAC has sufficient working capital held outside the Trust Account to fully repay the promissory notes.

The Founders may also have a conflict of interest with respect to evaluating a business combination and financing arrangements as ACAC may obtain loans from Founders, or an affiliate of Founders, or any of our officers and directors to finance transaction costs in connection with an intended initial business combination. Up to $3,000,000 of such loans may be convertible into working capital warrants at a price of $1.00 per warrant at the option of the lender. On December 5, 2023, ACAC issued a promissory note of $500,000 to the Sponsor as working capital loan, and the Sponsor has the right, but not the obligation, to convert the promissory note, in whole or in part, into the working capital warrants. Such working capital warrants would be identical to the Private Warrants sold in the Concurrent Private Placement.

The Board was aware of and considered these interests, among other matters, in reaching the determination that the Business Combination Agreement and the Business Combination were advisable and fair to, and in the best interests of, ACAC and its stockholders. See the section entitled “Proposal 1: The Business Combination Proposal — Interests of the Founders and ACAC’s Directors and Officers in the Business Combination” of this proxy statement/prospectus for a detailed discussion of the special interests that the Founders and the Representative may have in the Business Combination.

Our actual financial position and results of operations may differ materially from the unaudited pro forma financial information included in this proxy statement/prospectus.

The unaudited pro forma condensed combined financial information in this proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what our actual financial position or results of operations would have been had the Business Combination been completed on the dates indicated. The preparation of the pro forma financial information is based upon available information and certain assumptions and estimates that ACAC and Foxx currently believe are reasonable. The unaudited pro forma condensed combined information does not purport to indicate the results that would have been obtained had the Business Combination and related transactions actually been completed on the assumed date or for the periods presented, or which may be realized in the future. The pro forma adjustments are based on the information currently available and the assumptions and estimates underlying the pro forma adjustments are described in the accompanying notes. Actual results may differ materially from the assumptions within the accompanying unaudited pro forma condensed combined financial information. See “Unaudited Pro Forma Condensed Combined Financial Information” for more information.

We do not have a specified maximum redemption threshold. The absence of such a redemption threshold may make it possible for us to complete the Business Combination with which a substantial majority of our stockholders do not agree.

The Current Charter does not provide a specified maximum redemption threshold, except that we will only redeem our public shares so long as (after such redemption) our net tangible assets will be at least $5,000,001 upon consummation of our initial business combination and after payment of underwriters’ fees and commissions (such that we are not subject to the SEC’s “penny stock” rules). As a result, we may be able to complete our business combination even though a substantial majority of our public stockholders do not agree with the transaction and have redeemed their shares or, if we seek shareholder approval of our initial business combination and do not conduct redemptions in connection with our business combination pursuant to the tender offer rules, have entered into privately negotiated agreements to sell their shares to our founders, advisors or their affiliates. In the event the aggregate cash consideration we would be required to pay for all shares of ACAC Class A Common Stock that are validly submitted for redemption plus any amount required to satisfy cash conditions pursuant to the terms of the proposed business combination exceed the aggregate amount of cash available to us, we will not complete the business combination or redeem any shares, all shares of ACAC Class A Common Stock submitted for redemption will be returned to the holders thereof, and we instead may search for an alternate business combination.

Public Stockholders will have reduced ownership and voting interest after the Business Combination and will exercise less influence over management.

Upon the issuance of PubCo Common Stock to Foxx stockholders, current Public Stockholders’ percentage ownership will be diluted. Immediately following the Closing and excluding shares of ACAC Class A Common Stock issuable upon the exercise of ACAC’s warrants, (i) assuming that no Public Stockholders exercise their redemption rights, current Public Stockholders’ percentage ownership in PubCo would be 51.7%, (ii) assuming that Public Stockholders holding 25% of the 813,763 Public Shares exercise their redemption rights, current Public Stockholders’ percentage ownership in PubCo would be 47.7%, (iii) assuming that Public Stockholders holding 75% of the 2,441,288 Public Shares exercise their redemption rights, current Public Stockholders’ percentage ownership in PubCo would be 37.1%, and (iv) assuming that a maximum of 3,255,050Public Shares issued and outstanding as of the Record Date are redeemed, current Public Stockholders’ percentage ownership in PubCo would be 30.0%. Additionally, of the expected five members of the board of directors of PubCo, one is expected to be designated by ACAC and the rest will be current directors of Foxx or designated by Foxx. The percentage of the issued and outstanding PubCo Common Stock that will be owned by current Public Stockholders as a group will vary based on the number of shares of ACAC Class A Common Stock redeemed in connection with the Business Combination. Because of the above, current Public Stockholders, as a group, will have less influence on the board of directors, management, and policies of PubCo than they now have on the Board, management, and policies of ACAC. See the section entitled “Security Ownership” of this proxy statement/prospectus for an illustration of the number of shares and percentage interests outstanding under scenarios that assume no redemptions and redemptions of Public Shares in the maximum amount.

ACAC Warrants will become exercisable for PubCo Common Stock 30 days after the completion of the Business Combination, which would increase the number of shares eligible for future resale in the public market and result in dilution to Public Stockholders. Such dilution will increase if more of the Public Shares are redeemed.

Outstanding ACAC Warrants to purchase an aggregate of 9,552,500 shares of PubCo Common Stock will become exercisable in accordance with the terms of the Warrant Agreement governing those securities. The public ACAC Warrants will become exercisable 30 days after the completion of the Business Combination. The likelihood that those ACAC Warrants will be exercised increases if the trading price of ACAC Common Stock exceeds the exercise price of the warrants. The exercise price of these warrants will be $11.50 per share. Based on the closing price of ACAC Warrants of $0.90 on Nasdaq on March 7, 2024, such ACAC Warrants have an aggregate market value of approximately $0.9 million. However, there is no guarantee that the ACAC Warrants will ever be in the money after they become exercisable but prior to their expiration, and as such, the ACAC Warrants may expire worthless.

To the extent ACAC Warrants are exercised, additional shares of PubCo Common Stock will be issued, which will result in dilution to the holders of PubCo Common Stock and increase the number of shares eligible for resale in the public market. The dilution caused by the exercise of the ACAC Warrants will increase if a large number of our stockholders elect to redeem their shares in connection with the Business Combination. Holders of ACAC Warrants do not have a right to redeem the ACAC Warrants. Further, the redemption of ACAC Common Stock without any accompanying redemption of ACAC Warrants will increase the dilutive effect of the exercise of ACAC Warrants. Sales of substantial numbers of shares issued upon the exercise of ACAC Warrants in the public market or the potential that ACAC Warrants may be exercised could also adversely affect the market price of PubCo Common Stock.

ACAC may redeem the unexpired ACAC Warrants prior to their exercise at a time that is disadvantageous to you, thereby making your ACAC Warrants worthless.

ACAC has have ability to redeem outstanding ACAC Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the last reported sales price of ACAC Common Stock or PubCo Common Stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30 trading-day period ending on the third business day prior to the date on which ACAC gives proper notice of such redemption and provided certain other conditions are met. While ACAC Common Stock or PubCo Common Stock has not exceeded the $18.00 per share threshold at which ACAC Warrants would become redeemable since the announcement of the Business Combination, there is no assurance that the price of ACAC Common Stock or PubCo Common Stock will not exceed the threshold. If and when the ACAC Warrants become redeemable by ACAC, ACAC may exercise its redemption right even if ACAC is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

Notice of redemption shall be mailed by first class mail, postage prepaid, by ACAC not less than thirty (30) days prior to the date that fixed by ACAC for the redemption to the registered holders of the ACAC Warrants to be redeemed at their last addresses as they shall appear on the registration books. Any notice mailed in the manner herein provided shall be conclusively presumed to have been duly given whether or not the registered holder received such notice. ACAC will not redeem the ACAC Warrants unless a registration statement under the Securities Act covering the shares of ACAC Common Stock issuable upon exercise of the ACAC Warrants is effective and a current prospectus relating to those shares of ACAC Common Stock is available throughout the 30-day redemption period, except if the ACAC Warrants may be exercised on a cashless basis and such cashless exercise is exempt from registration under the Securities Act. If and when the ACAC Warrants become redeemable by ACAC, ACAC may exercise its redemption right even if ACAC is unable to register or qualify the underlying securities for sale under all applicable state securities laws. If ACAC elect to redeem the ACAC Warrants on a cashless basis, then ACAC will not receive any cash proceeds from the exercise of such ACAC.

Redemption of the outstanding ACAC Warrants could force you (i) to exercise ACAC Warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so, (ii) to sell ACAC Warrants at the then-current market price when you might otherwise wish to hold ACAC Warrants or (iii) to accept the nominal redemption price which, at the time the outstanding ACAC Warrants are called for redemption, is likely to be substantially less than the market value of ACAC Warrants.

If the Business Combination’s benefits do not meet the expectations of investors, stockholders or financial analysts, the market price of the ACAC Class A Common Stock may decline.

If the benefits of the Business Combination do not meet the expectations of investors or securities analysts, the market price of ACAC Class A Common Stock prior to the Closing may decline. The market value of ACAC Class A Common Stock at the time of the Business Combination may vary significantly from its price on the date the Business Combination Agreement was executed, the date of this proxy statement/prospectus, or the date on which ACAC’s stockholders vote on the Business Combination.

In addition, following the Business Combination, fluctuations in the price of ACAC Class A Common Stock could contribute to the loss of all or part of your investment. Any of the factors listed below could have a material adverse effect on your investment in ACAC Class A Common Stock and ACAC Class A Common Stock may trade at a price significantly below the price you paid for it. In such circumstances, the trading price of ACAC Class A Common Stockmay not recover and may experience a further decline.

Factors affecting the trading price of PubCo Common Stock following the Business Combination may include:

•        actual or anticipated fluctuations in PubCo quarterly financial results or the quarterly financial results of companies perceived to be similar to PubCo;

•        changes in the market’s expectations about PubCo’s operating results;

•        success of competitors;

•        PubCo’s operating results failing to meet the expectation of securities analysts or investors in a particular period;

•        changes in financial estimates and recommendations by securities analysts concerning PubCo or the market in general;

•        operating and stock price performance of other companies that investors deem comparable to PubCo;

•        changes in laws and regulations affecting PubCo’s business;

•        commencement of, or involvement in, litigation involving PubCo;

•        changes in PubCo’s capital structure, such as future issuances of securities or the incurrence of additional debt;

•        the volume of shares available for public sale;

•        any major change in the board of directors or management of PubCo;

•        sales of substantial amounts of securities by PubCo’s directors, executive officers, or significant stockholders or the perception that such sales could occur;

•        general economic and political conditions such as recessions, interest rates, fuel prices, international currency fluctuations, and acts of war or terrorism; and

•        other developments affecting the biotechnology industry.

Broad market and industry factors may materially harm the market price of PubCo Common Stock irrespective of our operating performance. The stock market in general and Nasdaq have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of PubCo’s securities, may not be predictable. A loss of investor confidence in the market for retail stocks or the stocks of other companies, notably in the biotechnology industry, which investors perceive to be similar to PubCo could depress PubCo’s stock price regardless of its business, prospects, financial conditions or results of operations. A decline in the market price for PubCo Common Stock also could adversely affect PubCo’s ability to issue additional securities and PubCo’s ability to obtain additional financing in the future.

We are currently an emerging growth company within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make our securities less attractive to investors and may make it more difficult to compare our performance with other public companies.

ACAC is currently an emerging growth company within the meaning of the Securities Act, as modified by the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. As a result, ACAC’s stockholders may not have access to certain information they may deem important. ACAC could remain an emerging growth company for up to five years from the date of the Initial Public Offering, although circumstances could cause ACAC to lose that status earlier, including if the market value of ACAC Class A Common Stock held by non-affiliates exceeds $700,000,000 as of any June 30 before that time, in which case ACAC would no longer be an emerging growth company as of the following December 31. ACAC cannot predict whether investors will find its securities less attractive because ACAC will rely on these exemptions. If some investors find ACAC securities less attractive as a result of ACAC’s reliance on these exemptions, the trading prices of ACAC’s securities may be lower than they otherwise would be, there may be a less active trading market for ACAC’s securities and the trading prices of ACAC’s securities may be more volatile.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. ACAC has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, ACAC, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of ACAC’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accountant standards used.

ACAC’s directors may decide not to enforce the indemnification obligations of the Sponsor, resulting in a reduction in the amount of funds in the Trust Account available for distribution to the Public Stockholders.

In the event that the proceeds in the Trust Account are reduced below the lesser of (i) $10.20 per public share or (ii) such lesser amount per share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay taxes, and our sponsor asserts that it is unable to satisfy its obligations or that it has no indemnification obligations related to a particular claim, our independent directors would determine whether to take legal action against our sponsor to enforce its indemnification obligations.

While we currently expect that our independent directors would take legal action on our behalf against our sponsor to enforce its indemnification obligations to us, it is possible that our independent directors in exercising their business judgment may choose not to do so if, for example, the cost of such legal action is deemed by the independent directors to be too high relative to the amount recoverable or if the independent directors determine that a favorable outcome is not likely. If our independent directors choose not to enforce these indemnification obligations, the amount of funds in the Trust Account available for distribution to our public stockholders may be reduced below $10.20 per share.

Members of our management team may in the future be involved in governmental investigations and civil litigation relating to the business affairs of companies with which they are, were or may in the future be affiliated.

Members of our management team may in the future be involved in governmental investigations and civil litigation relating to the business affairs of companies with which they are, were or may in the future be affiliated. Any such investigations or litigations may divert our management team’s attention and resources away from consummating the Business Combination, may be detrimental to our reputation, and thus may negatively affect our ability to complete the Business Combination.

ACAC may become involved in litigation that may materially adversely affect us.

From time to time, we may become involved in various legal proceedings relating to matters incidental to the ordinary course of our business, including litigation and claims and governmental and other regulatory investigations and proceedings. Such matters can be time-consuming, divert management’s attention and resources, cause us to incur significant expenses or liability or require us to change our business practices.

Because of the potential risks, expenses, and uncertainties of litigation, we may, from time to time, settle disputes, even where we believe that we have meritorious claims or defenses. Because litigation is inherently unpredictable, we cannot assure you that the results of any of these actions will not have a material adverse effect on our business.

The securities price of ACAC may be volatile and, in the past, companies that have experienced volatility in the market price of their stock have been subject to securities litigation, including class action litigation. We may be the target of this type of litigation in the future.

Litigation of this type could result in substantial costs and diversion of management’s attention and resources, which could have a material adverse effect on our business, financial condition, and results of operations. Any adverse determination in litigation could also subject us to significant liabilities.

The Business Combination is subject to conditions, including certain conditions that may not be satisfied on a timely basis, if at all.

The completion of the Business Combination is subject to a number of conditions. The completion of the Business Combination is not assured and is subject to risks, including the risk that approval of the Business Combination by Public Stockholders is not obtained or that there are not sufficient funds in the Trust Account, in each case subject to certain terms specified in the Business Combination Agreement (as described in the section entitled “The Business Combination Agreement — Conditions to Consummation of the Merger”), or that other Closing conditions are not satisfied. If ACAC does not complete the Business Combination, ACAC could be subject to several risks, including:

•        the parties may be liable for damages to one another under the terms and conditions of the Business Combination Agreement;

•        negative reactions from the financial markets, including declines in the price of our ACAC Class A Common Stock because current prices reflect a market assumption that the Business Combination will be completed;

•        the attention of our management will have been diverted to the Business Combination rather than the pursuit of other opportunities in respect of an initial business combination; and

•        we will have a limited period of time, if any, to complete an alternative initial business combination and we may not be as attractive to potential alternative partners to an initial business combination if we are unable to complete the Business Combination.

Either ACAC or Foxx may waive one or more of the conditions to the Business Combination or certain of the other transactions contemplated by the Business Combination Agreement.

Either ACAC or Foxx may agree to waive, in whole or in part, some of the conditions to its obligations to consummate the Business Combination or certain of the other transactions contemplated by the Business Combination Agreement, to the extent permitted by the Current Charter and applicable laws. For example, it is a condition to ACAC’s obligations to consummate the Business Combination that certain of Foxx’s representations and warranties are true and correct in all respects as of the date of Closing, except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, have not had and would not reasonably be expected to have a material adverse effect. However, if the Board determines that it is in the best interest of Public Stockholders to waive any such breach, then the Board may elect to waive that condition and consummate the Business Combination.

The existence of financial and personal interests of one or more of ACAC’s directors may result in a conflict of interest on the part of such director(s) between what such director(s) may believe is in the best interests of ACAC and its stockholders and such director(s) may believe is best for such director(s) in determining to recommend that stockholders vote for the proposals. In addition, ACAC’s officers have interests in the Business Combination that may conflict with your interests as a stockholder. As of the date of this proxy statement/prospectus, ACAC does not believe there will be any changes or waivers that its directors and officers would be likely to make after stockholder approval of the Business Combination has been obtained. While certain changes could be made without further stockholder approval, if there were a change to the terms of the transaction that would have a material impact on the stockholders,

ACAC will be required to circulate a new or amended proxy statement/prospectus or supplement thereto and resolicit the vote of its stockholders with respect to the Business Combination Proposal. See the section entitled “Proposal 1: The Business Combination Proposal — Interests of the Founders and ACAC’s Directors and Officers in the Business Combination” of this proxy statement/prospectus for a further discussion of these considerations.

Termination of the Business Combination Agreement could negatively impact ACAC and Foxx.

If the Business Combination is not completed for any reason, including as a result of Public Stockholders declining to approve the Proposals required to effect the Business Combination, the ongoing businesses of ACAC and Foxx may be adversely impacted and, without realizing any of the anticipated benefits of completing the Business Combination, ACAC and Foxx would be subject to a number of risks, including the following:

•        ACAC or Foxx may experience negative reactions from the financial markets, including negative impacts on the price of ACAC’s securities (including to the extent that the current market price reflects a market assumption that the Business Combination will be completed);

•        ACAC currently has until April 14, 2023 to complete its initial business combination. This deadline may be extended by approval of Public Stockholders in an amendment to its Current Charter, but such an amendment would cause ACAC to incur substantial expenses to seek additional extension(s) and face increased risk to unwind and liquidate if it does not complete its initial business combination by April 14, 2023 (or such later date as may be approved by Public Stockholders in an amendment to its Current Charter);

•        Foxx may experience negative reactions from its investors;

•        ACAC and Foxx will have incurred substantial expenses and will be required to pay certain costs relating to the Business Combination, whether or not the Business Combination is consummated; and

•        since the Business Combination Agreement restricts the conduct of ACAC’s and Foxx’s businesses prior to completion of the Business Combination, each of ACAC and Foxx may not have been able to take certain actions during the pendency of the Business Combination that would have benefitted it as an independent company, and the opportunity to take such actions may no longer be available (see the sections entitled “Proposal 1 — The Business Combination Proposal” and “The Business Combination Agreement — Covenants and Agreements of the Parties” of this proxy statement/prospectus for a description of the restrictive covenants applicable to ACAC and Foxx).

If the Business Combination Agreement is terminated and the Board seeks another merger or business combination, Public Stockholders cannot be certain that ACAC will be able to find another acquisition target that would constitute a business combination or that such other merger or business combination will be completed. See the sections entitled “Proposal 1 — The Business Combination Proposal,” “The Business Combination Agreement — Termination,” and “The Business Combination Agreement — Extension Fee” of this proxy statement prospectus for additional information.

The listing of PubCo’s securities on Nasdaq will not benefit from the process undertaken in connection with an underwritten initial public offering.

Upon the Closing, we intend to list the Purchaser Class A Common Stock (which will be PubCo Common Stock) and the ACAC Warrants (which will be the warrants of PubCo) on Nasdaq under the symbol “FOXX” and “FOXXW.” respectively. Unlike an underwritten initial public offering of PubCo’s securities, the listing of PubCo’s securities as a result of the Business Combination will not benefit from the following:

•        the book-building process undertaken by underwriters, which helps to inform efficient price discovery with respect to opening trades of newly listed securities;

•        underwriter support to help stabilize, maintain, or affect the public price of the securities immediately after listing; and

•        underwriter due diligence review of the offering and potential liability for material misstatements or omissions of fact in a prospectus used in connection with the securities being offered, or for statements made by its securities analysts or other personnel.

The lack of such a process in connection with the listing of PubCo’s securities could result in diminished investor demand, inefficiencies in pricing and a more volatile public price for PubCo’s securities during the period immediately following the listing than would typically be experienced in connection with an underwritten initial public offering.

The ability of Public Stockholders to exercise redemption rights with respect to a large number of shares of ACAC Class A Common Stock could increase the probability that the Business Combination would be unsuccessful and that Public Stockholders would have to wait for liquidation in order to redeem their shares of ACAC Class A Common Stock.

At the time we entered into the Business Combination Agreement and related transaction documents, we did not know how many stockholders would exercise their redemption rights, and therefore we structured the Business Combination based on our expectations as to the number of shares that will be submitted for redemption. The Business Combination Agreement requires us to have at least $5,000,001 of net tangible assets upon the consummation of the Business Combination, after giving effect to redemptions of Public Shares, if any, but before any transaction expenses. If a larger number of shares are submitted for redemption than we initially expected, this may limit our ability to complete the Business Combination or optimize our capital structure.

There is no guarantee that a stockholder’s decision to continue to hold shares of PubCo Common Stock following the Business Combination will put the stockholder in a better future economic position than if they decided to redeem their Public Shares for a pro rata portion of the Trust Account, and vice versa.

ACAC can give no assurance as to the price at which a stockholder may be able to sell its Public Shares in the future following the completion of the Business Combination or any alternative business combination. Certain events following the consummation of any initial business combination, including the Business Combination, may cause an increase in ACAC’s share price, and may result in a lower value realized now than a stockholder of ACAC might realize in the future had the stockholder redeemed their shares. Similarly, if a stockholder does not redeem their shares, the stockholder will bear the risk of ownership of the Public Shares after the consummation of any initial business combination, including the Business Combination, and there can be no assurance that a stockholder can sell its shares in the future for a greater amount than the redemption price set forth in this proxy statement/prospectus. A stockholder should consult the stockholder’s own tax and/or financial advisor for assistance on how this may affect such stockholder’s individual situation.

If Public Stockholders fail to comply with the redemption requirements specified in this proxy statement/ prospectus, they will not be entitled to redeem their ACAC Class A Common Stock for a pro rata portion of the funds held in the Trust Account.

To exercise their redemption rights, holders of ACAC Class A Common Stock are required to deliver their shares, either physically or electronically using Depository Trust Company’s DWAC System, to ACAC’s transfer agent prior to the vote at the Special Meeting. If a Public Stockholder fails to properly seek redemption as described in this proxy statement/prospectus and the Business Combination is consummated, such holder will not be entitled to redeem these shares for a pro rata portion of funds deposited in the Trust Account. See the section entitled “Special Meeting of Public Stockholders — Redemption Rights” for additional information on how to exercise your redemption rights.

Stockholders of ACAC who wish to redeem their shares for a pro rata portion of the Trust Account must comply with specific requirements for redemption that may make it more difficult for them to exercise their redemption rights prior to the deadline.

Public Stockholders who wish to redeem their shares for a pro rata portion of the Trust Account must, among other things, as fully described in the section entitled “Special Meeting of Public Stockholders — Redemption Rights,” deliver their shares (either physically or electronically) to [__] (or through DTC to [__]) prior to            .

Redemptions of Public Shares by Public Stockholders may affect the market price of PubCo Common Stock.

Redemptions of Public Shares by Public Stockholders may affect the market price of PubCo Common Stock, but it is not possible to predict or quantify what the impact will be on the market price at any given level of redemptions. For example, as redemptions go up, it is possible that the market may view this as a sign of a lack of confidence in the value of PubCo Common Stock. In addition, as the level of redemptions rise, stockholders may become increasingly concerned about PubCo’s cash position and/or the efficiency of its capital structure. Also, as redemptions go up, the remaining shares of PubCo Common Stock will be more significantly impacted by the resulting increasing dilutive effect of any conversion or exercise of instruments convertible into or exercisable for PubCo Common Stock. In addition, because as of the date hereof, we have not secured any commitment, letter of intent or term sheet for the Transaction Financing, a closing condition that may be waived by ACAC and Foxx by mutual agreement as provided in the Business Combination Agreement, each of the scenarios does not present potential issuance of additional Pubco Common Stock in connection with the Transaction Financing at the Effective Time, potential issuance of additional Pubco Common Stock in connection with the Merger Financing at the Effective Time is not presented. It is not possible to predict or quantify the impact a given level of redemptions will have on the market price of shares of PubCo Common Stock. In all cases, the impact will be based at least in part on market perceptions and, in some cases, the impact will also be affected by other market factors such as, in the case of potential dilution from instruments convertible into or exercisable for shares of PubCo Common Stock, how far out of the money the dilutive instruments are at the time, prevailing interest rates and the volatility of shares of PubCo Common Stock at the relevant time.

If you or a “group” of stockholders of which you are a part are deemed to hold an aggregate of more than 15% of the Public Shares, you (or, if a member of such a group, all of the members of such group in the aggregate) will lose the ability to redeem all such shares in excess of 15% of the Public Shares.

A Public Stockholder, together with any of such Public Stockholder’s affiliates or any other person with whom such Public Stockholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming in the aggregate such Public Stockholder’s shares or, if part of such a group, the group’s shares, with respect to 15% or more of the Public Shares. In order to determine whether a stockholder is acting in concert or as a group with another stockholder, ACAC will require each Public Stockholder seeking to exercise redemption rights to certify to ACAC whether such stockholder is acting in concert or as a group with any other stockholder. Such certifications, together with other public information relating to stock ownership available to ACAC at that time, such as Section 13D, Section 13G and Section 16 filings under the Exchange Act, will be the sole basis on which ACAC makes the above-referenced determination. Your inability to redeem any such excess shares will reduce your influence over ACAC’s ability to consummate the Business Combination and you could suffer a material loss on your investment in ACAC if you sell such excess shares in open market transactions. Additionally, Public Stockholders will not receive redemption distributions with respect to such excess shares if ACAC consummates the Business Combination. As a result, you will continue to hold that number of shares aggregating to more than 15% of the Public Shares and, in order to dispose of such excess shares, would be required to sell your stock in open market transactions, potentially at a loss. ACAC cannot assure you that the value of such excess shares will appreciate over time following the Business Combination or that the market price of ACAC Class A Common Stockwill exceed the per-share redemption price. Notwithstanding the foregoing, stockholders may challenge ACAC’s determination as to whether a stockholder is acting in concert or as a group with another stockholder in a court of competent jurisdiction.

However, ACAC’s stockholders’ ability to vote all of their shares (including such excess shares) for or against the Business Combination is not restricted by this limitation on redemption.

Public Stockholders will not have any rights or interests in funds from the Trust Account, except under certain limited circumstances. To liquidate your investment, therefore, Public Stockholders may be forced to sell their Public Shares and/or ACAC Warrants, potentially at a loss.

Public Stockholders will be entitled to receive funds from the Trust Account only upon the earlier to occur of: (1) the completion of the Business Combination (or an alternative initial business combination if the Business Combination is not consummated for any reason), and then only in connection with those Public Shares that such stockholder properly elected to redeem; (2) the redemption of any Public Shares properly tendered in connection with a stockholder vote to amend the Current Charter (a) to modify the substance or timing of ACAC’s obligation to allow redemption in connection with its initial business combination or to redeem 100% of the Public Shares if ACAC does not complete an initial business combination within the applicable time period or (b) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity; and (3) the redemption of Public Shares if ACAC has not completed an initial business combination within the required time periods, subject to applicable law and as further described herein. Public Stockholders who redeem their Public Shares in connection with a stockholder vote described in clause (b) in the preceding sentence will not be entitled to funds from the Trust Account upon the subsequent completion of an initial business combination or liquidation if ACAC has not completed the Business Combination within the required time period, with respect to such Public Shares so redeemed. In no other circumstances will a Public Stockholder have any right or interest of any kind in the Trust Account. Holders of the ACAC Warrants will not have any right to the proceeds held in the Trust Account with respect to the ACAC Warrants. Accordingly, to liquidate your investment, you may be forced to sell your Public Shares or ACAC Warrants, potentially at a loss.

If ACAC is deemed to be an investment company under the Investment Company Act, ACAC may be required to institute burdensome compliance requirements and ACAC’s activities may be restricted, which may make it difficult for ACAC to complete the Business Combination.

If ACAC is deemed to be an investment company under the Investment Company Act, ACAC’s activities may be restricted, including:

•        restrictions on the nature of ACAC’s investments; and

•        restrictions on the issuance of securities; each of which may make it difficult for ACAC to complete the Business Combination.

In addition, ACAC may have imposed upon ACAC burdensome requirements, including:

•        registration as an investment company;

•        adoption of a specific form of corporate structure; and

•        reporting, record keeping, voting, proxy, and disclosure requirements and other rules and regulations.

ACAC does not believe that ACAC’s anticipated principal activities will subject ACAC to the Investment Company Act.

The proceeds held in the Trust Account may be invested by the trustee only in United States government treasury bills with a maturity of 185 days or less or in money market funds investing solely in United States Treasuries and meeting certain conditions under Rule 2a-7 under the Investment Company Act. Because the investment of the proceeds will be restricted to these instruments, ACAC believes ACAC will meet the requirements for the exemption provided in Rule 3a-1 promulgated under the Investment Company Act. If ACAC was deemed to be subject to the Investment Company Act, compliance with these additional regulatory burdens would require additional expenses for which ACAC has not allotted funds and may hinder ACAC’s ability to complete the Business Combination. If ACAC is unable to complete the Business Combination, ACAC’s Public Stockholders may receive only approximately $10.20 per share, or less in certain circumstances, on the liquidation of ACAC’s Trust Account and ACAC’s warrants will expire worthless.

ACAC may be subject to U.S. foreign investment regulations which may impose conditions on or limit certain investors’ ability to purchase ACAC’s stock or otherwise participate in the Business Combination, potentially making the stock less attractive to investors. ACAC’s future investments in U.S. companies may also be subject to U.S. foreign investment regulations.

Certain investments that involve the acquisition of, or investment in, a U.S. business by a non-U.S. investor may be subject to review and approval by the Committee on Foreign Investment in the United States (“CFIUS”). Whether CFIUS has jurisdiction to review an acquisition or investment transaction depends on, among other factors, the nature and structure of the transaction, including the level of beneficial ownership interest and the nature of any information or governance rights involved. For example, investments that result in “control” of a U.S. business by a foreign person always are subject to CFIUS jurisdiction. Significant CFIUS reform legislation, which was fully implemented through regulations that became effective on February 13, 2020, expanded the scope of CFIUS’s jurisdiction to investments that do not result in control of a U.S. business by a foreign person but afford certain foreign investors certain information or governance rights in a U.S. business that has a nexus to “critical technologies,” “critical infrastructure” and/or “sensitive personal data.” Based on its export control classification, ACAC’s battery technology is considered a “critical technology.”

CFIUS could choose to review past or proposed transactions involving new or existing foreign investors in ACAC or Foxx, even if a filing with CFIUS is or was not required at the time of the transaction. Any review and approval of an investment or transaction by CFIUS may have outsized impacts on transaction certainty, timing, feasibility, and cost, among other things. CFIUS policies and practices are rapidly evolving, and in the event that CFIUS reviews one or more proposed or existing investment by investors, there can be no assurances that such investors will be able to maintain, or proceed with, such investments on terms acceptable to such investors. CFIUS could seek to impose limitations or restrictions on, or prohibit, investments by such investors (including, but not limited to, limits on purchasing ACAC’s stock, limits on information sharing with such investors, requiring a voting trust, governance modifications, or forced divestiture, among other things).

Changes in laws or regulations related to business combination transactions involving SPACs may materially adversely affect ACAC’s ability to negotiate and complete the Business Combination.

ACAC is subject to laws and regulations enacted by national, regional, and local governments. In particular, ACAC will be required to comply with certain SEC and other legal requirements. Compliance with, and monitoring of, applicable laws and regulations may be difficult, time consuming and costly.

Those laws and regulations and their interpretation and application may also change from time to time and those changes could have a material adverse effect on ACAC’s business, investments, and results of operations. In addition, a failure to comply with applicable laws or regulations, as interpreted and applied, could have a material adverse effect on ACAC’s business, including ACAC’s ability to negotiate and complete the Business Combination, and results of operations.

On March 30, 2022, the SEC issued proposed rules relating to, among other items, enhancing disclosures in business combination transactions involving SPACs and private operating companies, amending the financial statement requirements applicable to transactions involving shell companies, enhancing disclosures regarding projections in SEC filings in connection with proposed business combination transactions, increasing the potential liability of certain participants in proposed business combination transactions, and the extent to which SPACs could become subject to regulation under the Investment Company Act of 1940. These rules, if adopted, whether in the form proposed or in a revised form, may materially adversely affect ACAC’s ability to (i) complete the Business Combination, or (ii) if ACAC does not complete the Business Combination, to engage financial and capital market advisors and negotiate and complete an alternative initial business combination, and, in each case, may increase the costs and time related thereto.

A new 1% U.S. federal excise tax could be imposed on ACAC in connection with redemptions by ACAC of ACAC’s shares.

On August 16, 2022, the Inflation Reduction Act of 2022 (the “Inflation Reduction Act”) was signed into federal law. The Inflation Reduction Act provides for, among other things, a new U.S. federal 1% excise tax on certain repurchases (including redemptions) of stock by publicly traded domestic (i.e., U.S.) corporations and certain domestic subsidiaries of publicly traded foreign corporations (each, a “covered corporation”). Because ACAC is a Delaware corporation and its securities are traded on Nasdaq, ACAC is a “covered corporation” for this purpose. The excise tax is imposed on the repurchasing corporation itself, not its shareholders from which shares are repurchased. The amount of the excise tax is generally 1% of the fair market value of the shares repurchased at the time of the repurchase. However, for purposes of calculating the excise tax, repurchasing corporations are permitted to net the fair market value of certain new stock issuances against the fair market value of stock repurchases during the same taxable year. In addition, certain exceptions apply to the excise tax. The U.S. Department of the Treasury has been given authority to provide regulations and other guidance to carry out and prevent the abuse or avoidance of the excise tax. The Inflation Reduction Act applies only to repurchases that occur after December 31, 2022.

If the Business Combination is completed on or before December 31, 2022, ACAC would not be subject to the excise tax as a result of stockholders exercising their redemption rights. However, if the Business Combination occurs after December 31, 2022, any redemption or other repurchase that occurs in connection with the Business Combination may be subject to the excise tax. Whether and to what extent ACAC would be subject to the excise tax would depend on a number of factors, including (i) the fair market value of the redemptions and repurchases in connection with the Business Combination, (ii) the nature and amount of any Merger Financing or other equity issuances in connection with the Business Combination (or otherwise issued not in connection with the Business Combination but issued within the same taxable year of the Business Combination) and (iii) the content of regulations and other guidance from the U.S. Department of the Treasury. In addition, because the excise tax would be payable by ACAC and not by the redeeming holder, the mechanics of any required payment of the excise tax have not been determined. The foregoing could cause a reduction in the cash available on hand to complete the Business Combination and could negatively impact ACAC’s ability to complete the Business Combination.

SPECIAL MEETING OF PUBLIC STOCKHOLDERS

General

ACAC is furnishing this proxy statement/prospectus to its stockholders as part of the solicitation of proxies by the Board for use at the Special Meeting to be held on            and at any adjournment or postponement thereof. This proxy statement/prospectus provides ACAC’s stockholders with information they need to know to be able to vote or direct their vote to be cast at the Special Meeting.

Date, Time, and Place

The Special Meeting will be held on            , at            , Eastern Time, via live webcast at the following address:            . The Special Meeting will be completely virtual.

Voting Power; Record Date

You will be entitled to vote or direct votes to be cast at the Special Meeting if you owned shares of ACAC Class A Common Stock at the close of business on            , which is the Record Date. You are entitled to one vote for each share of ACAC Class A Common Stock that you owned as of the close of business on the Record Date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank, or other nominee to ensure that votes related to the shares you beneficially own are properly counted. On the Record Date, there were            shares of ACAC Class A Common Stock outstanding, of which            are Public Shares, and            shares are held by the Founders.

Vote of the Founders, Directors, and Officers

In connection with the Initial Public Offering, ACAC entered into the IPO Letter Agreement with each of its Founders, directors, and officers pursuant to which each agreed to vote the Founder Shares, and any Public Shares owned by them in favor of the Business Combination Proposal and for all other proposals presented at the Special Meeting (including the Proposals). Pursuant to the IPO Letter Agreement, the Founders have waived any redemption rights, including with respect to shares of ACAC Class A Common Stockpurchased in the Initial Public Offering or thereafter in the open market, in connection with a business combination. The Founder Shares and Private Warrants have no redemption rights upon ACAC’s liquidation and will be worthless if no business combination is effected by [__]. As of the Record Date, the Founders held [__] shares of ACAC Common Stock, representing approximately [__] % of the voting power of the outstanding shares of ACAC Common Stock.

Quorum and Required Vote for Proposals

A quorum of Public Stockholders is necessary to hold a valid meeting. A quorum will be present at the Special Meeting if a majority of the voting power of all outstanding shares of ACAC Common Stock entitled to vote at the meeting are represented in person (which would include presence at a virtual meeting) or by proxy. As of            , the Record Date, there were            shares of ACAC Common Stock outstanding; therefore, a total of            shares of ACAC Common Stock must be represented at the Special Meeting in order to constitute a quorum. Abstentions and withheld votes will count as present for the purposes of establishing a quorum, but will not count as votes cast at the Special Meeting for any of the Proposals (except for the Charter Amendment Proposal, for which abstentions and withheld votes will have the same effect as a vote “AGAINST”). Because the Proposals are “non-discretionary” items, your broker will not be able to vote uninstructed shares for any of the Proposals. As a result, if you do not provide voting instructions, a broker “non-vote” will be deemed to have occurred for each of the Proposals. Broker “non-votes” will not be counted as present for purposes of determining whether a quorum is present. As of the Record Date, the Founders holds approximately            % of the outstanding shares of ACAC Common Stock.

The approval of the Business Combination Proposal requires the affirmative vote of the holders of a majority of the shares of ACAC Common Stock cast in respect of the Business Combination Proposal and entitled to vote thereon at the Special Meeting. The approvals of the Charter Amendment Proposal and the Advisory Charter Proposal also require a majority vote of outstanding ACAC Common Stock entitled to vote thereon.

Consummation of the Business Combination is conditioned on approval of the Business Combination Proposal. The approvals of the Charter Amendment Proposal and the Advisory Charter Amendment Proposals are conditioned on the approval and adoption of the Business Combination Approval. In accordance with SEC guidance, the Advisory Charter Amendment Proposals are being presented separately and will be voted upon on a non-binding advisory basis. The Adjournment Proposal is not conditioned on the approval of any other Proposals. At the Special Meeting, ACAC will count a properly executed proxy marked “ABSTAIN” with respect to a particular Proposal as present for purposes of determining whether a quorum is present, except for the Charter Amendment Proposal, for which abstentions and withheld votes will have the same effect as a vote “AGAINST”. Because the Proposals are “non-discretionary” items, your broker will not be able to vote uninstructed shares for any of the Proposals. As a result, if you do not provide voting instructions, a broker “non-vote” will be deemed to have occurred for each of the Proposals. Broker “non-votes” will not be counted as present for purposes of determining whether a quorum is present. The failure to vote, abstentions and broker non-votes will not be counted as votes cast and will have no effect on any of the Proposals presented at the Special Meeting.

Recommendation of the Board

The Board has unanimously determined that each of the Proposals is fair to and in the best interests of ACAC and its stockholders, and has unanimously approved such Proposals. The Board unanimously recommends that stockholders:

•        vote “FOR” the Business Combination Proposal;

•        vote “FOR” the Charter Amendment Proposal; and

•        vote “FOR” the Adjournment Proposal, if it is presented to the meeting.

When you consider the recommendation of the Board in favor of approval of the Proposals, you should keep in mind that the Sponsor, members of the Board and officers of ACAC have interests in the Business Combination that are different from or in addition to (or which may conflict with) your interests as a stockholder. See “Proposal 1: The Business Combination Proposal — Interests of the Founders and ACAC’s Directors and Officers in the Business Combination” for additional information on interests of ACAC’s Sponsor, directors, and executive officers.

Voting Your Shares

Each share of ACAC Class A Common Stock that you own in your name entitles you to one vote. If you are a record owner of your shares, there are two ways to vote your shares of ACAC Class A Common Stock at the Special Meeting:

•        You can submit a proxy to vote your shares by calling the toll-free number shown on your proxy card and voting over the phone.

•        You can submit a proxy to vote your shares by visiting the website shown on your proxy card and voting via the Internet.

•        You can submit a proxy to vote your shares by completing, signing, dating, and returning the enclosed proxy card in the postage-paid envelope provided. If you hold your shares in “street name” through a bank, broker, or other nominee, you will need to follow the instructions provided to you by your bank, broker, or other nominee to ensure that your shares are represented and voted at the Special Meeting.

•        If you submit a proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares of ACAC Class A Common Stock will be voted as recommended by the Board. The Board unanimously recommends that Public Stockholders vote “FOR” the Business Combination Proposal, “FOR” the Charter Amendment Proposal, and “FOR” the Adjournment Proposal (if necessary).

•        You can attend the Special Meeting and vote virtually even if you have previously voted by submitting a proxy pursuant to any of the methods noted above. However, if your shares of ACAC Class A Common Stock are held in the street name of your broker, bank, or other nominee, you must get a proxy from the broker, bank or other nominee. That is the only way ACAC can be sure that the broker, bank, or nominee has not already voted your shares of ACAC Class A Common Stock.

Revoking Your Proxy

If you are a record owner of your shares and you give a proxy, you may change or revoke it at any time before it is exercised by doing any one of the following:

•        you may send another proxy card with a later date or submit a new proxy online or by telephone;

•        you may notify ACAC in writing before the Special Meeting that you have revoked your proxy; or

•        you may attend the Special Meeting virtually, revoke your proxy and vote online as described above.

If your shares are held in “street name” by your broker, bank, or another nominee as of the close of business on the Record Date, you must follow the instructions of your broker, bank, or other nominee to revoke or change your voting instructions.

Who Can Answer Your Questions About Voting Your Shares

If you are a stockholder and have any questions about how to vote or direct a vote in respect of your ACAC Class A Common Stock, you may contact             , Attn:              at              or by email at             .

No Additional Matters May Be Presented at the Special Meeting

The Special Meeting has been called only to consider the approval of the Business Combination Proposal, the Charter Amendment Proposal, and the Adjournment Proposal. Under the Current Bylaws, other than procedural matters incident to the conduct of the Special Meeting, no other matters may be considered at the Special Meeting if they are not included in this proxy statement/prospectus, which serves as the notice of the Special Meeting.

Redemption Rights

Public Stockholders may seek to redeem their Public Shares for cash, regardless of whether they vote for or against, or whether they abstain from voting on, the Business Combination Proposal. Any Public Stockholder may demand that ACAC redeem such Public Stockholder’s Public Shares for a pro rata portion of the Trust Account (which, for illustrative purposes, was $[    ] per share [    ] as of the Record Date), calculated as of two business days prior to the anticipated consummation of the Business Combination. If a holder properly seeks redemption as described in this section and the Business Combination with Foxx is consummated, ACAC will redeem the holder’s Public Shares for a pro rata portion of funds deposited in the Trust Account and the holder will no longer own these shares following the Business Combination.

Notwithstanding the foregoing, a holder of ACAC Class A Common Stock, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from seeking redemption rights with respect to more than 15% of the ACAC Class A Common Stock. Accordingly, all shares of ACAC Class A Common Stock in excess of 15% held by a Public Stockholder, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group,” will not be redeemed for cash.

Holders of Founder Shares will not have redemption rights with respect to such shares.

Holders may demand redemption by delivering their stock, either physically or electronically using Depository Trust Company’s DWAC System, to ACAC’s transfer agent two business days prior to the Special Meeting. If you hold the shares in “street name,” you will have to coordinate with your broker to have your shares certificated or delivered electronically. Certificates that have not been tendered (either physically or electronically) in accordance with these procedures will not be redeemed for cash. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC system. The transfer agent will typically charge the tendering broker a fee of approximately $10.00 and it would be up to the broker whether or not to pass this cost on to the redeeming stockholder. In the event the proposed Business Combination is not consummated this may result in an additional cost to stockholders for the return of their shares.

ACAC’s transfer agent can be contacted at the following address:

VStock Transfer, LLC

18 Lafayette Place,

Woodmere, NY 11598

Attn: Chief Executive Officer

Any request to redeem such shares, once made, may be withdrawn at any time up to the time of the vote on the Business Combination Proposal. Furthermore, if a Public Stockholder delivers its certificate in connection with an election of its redemption and subsequently decides prior to the applicable date not to elect to exercise such rights, the holder may simply request that the transfer agent return the certificate (physically or electronically).

If the Business Combination is not approved or completed for any reason, then ACAC’s Public Stockholders who elected to exercise their redemption rights will not be entitled to redeem their Public Shares for a pro rata portion of the Trust Account. In such case, ACAC will promptly return any Public Shares delivered by Public Stockholders.

The Current Charter of ACAC provides that we will only redeem the Public Shares so long as (after such redemption) our net tangible assets will be at least $5,000,001 either immediately prior to or upon consummation of our initial business combination and after payment of the Deferred Business Combination Fee (so that we are not subject to the SEC’s “penny stock” rules). In no event will we redeem our Public Shares in an amount that would cause our net tangible assets to be less than $5,000,001 upon the Closing.

The closing price of the ACAC Class A Common Stock on [    ], 2024, the Record Date for the Special Meeting, was $[    ]. The cash held in the Trust Account on such date was approximately $[    ] million ($[    ] per Public Share). Prior to exercising redemption rights, stockholders should verify the market price of ACAC Common Stock as they may receive higher proceeds from the sale of their shares of ACAC Class A Common Stock in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. ACAC cannot assure its stockholders that they will be able to sell their shares of ACAC Class A Common Stock in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in ACAC’s securities when its stockholders wish to sell their shares.

If a holder of ACAC Class A Common Stock exercises such holder’s redemption rights, then such holder will be exchanging such holder’s shares of ACAC Class A Common Stock for cash and will no longer own those shares. You will be entitled to receive cash for these shares only if you properly demand redemption by no later than the close of the vote on the Business Combination Proposal by delivering your stock certificate (either physically or electronically) to ACAC’s transfer agent prior to the vote at the Special Meeting, and the Business Combination is consummated.

For a discussion of the material U.S. federal income tax considerations for holders of ACAC Class A Common Stock with respect to the exercise of these redemption rights, see “Material U.S. Federal Income Tax Considerations — Material Tax Considerations Related to a Redemption of ACAC Class A Common Stock” beginning on page 81. The consequences of a redemption to any particular holder of ACAC Class A Common Stock will depend on that holder’s particular facts and circumstances. Accordingly, you are urged to consult your tax advisor to determine your tax consequences from the exercise of your redemption rights, including the applicability and effect of U.S. federal, state and local and non-U.S. income and other tax laws in light of your particular circumstances.

Underwriting Fees as a Percentage of Initial Public Offering Proceeds Net of Redemptions

	No redemptions(2)	25% redemptions(3)	75% redemptions(4)	Maximum redemptions(5)
Initial Public Offering underwriting fees(1)	1,725,000	1,725,000	1,725,000	1,725,000
Initial Public Offering proceeds net of redemptions	33,201,510	24,901,133	8,300,378	—
Underwriting fees as a % of Initial Public Offering proceeds net of redemptions (approx.)	5.2%	6.9%	20.8%	100.0%

____________

(1)      $1,725,000 underwriting discount was paid at the consummation of the Initial Public Offering.

(2)      This scenario assumes that no Public Shares (excluding the Redeemed Public Shares) are redeemed.

(3)      As of the date of this proxy statement/prospectus, there are 3,255,050 Public Shares issued and outstanding. This scenario assumes that 813,763 Public Shares are redeemed, resulting in an aggregate payment of approximately $9.0 million from the Trust Account based on an assumed redemption price of $11.12 per share.

(4)      As of the date of this proxy statement/prospectus, there are 3,255,050 Public Shares issued and outstanding. This scenario assumes that 2,441,288 Public Shares are redeemed, resulting in an aggregate payment of approximately $27.1 million from the Trust Account based on an assumed redemption price of $11.12 per share.

(5)      As of the date of this proxy statement/prospectus, there are 3,255,050 Public Shares issued and outstanding. This scenario assumes that a maximum of 3,255,050 Public Shares are redeemed, resulting in an aggregate payment of approximately $36.2 million from the Trust Account based on an assumed redemption price of $11.12 per share.

Deferred Business Combination Fee as a Percentage of Deferred Public Offering Proceeds Net of Redemptions

	No redemptions(2)	25% redemptions(3)	75% redemptions(4)	Maximum redemptions(5)
Deferred Business Combination fees(1)	2,156,250	2,156,250	2,156,250	2,156,250
Initial Public Offering proceeds net of redemptions	33,201,510	24,901,133	8,300,378	—
Deferred Business Combination Fee as a % of Initial Public Offering proceeds net of redemptions (approx.)	6.5%	8.7%	26.0%	100.0%

____________

(1)      $2,156,250 of the Deferred Business Combination Fee is payable at the closing of the Business Combination.

(2)      This scenario assumes that no Public Shares (excluding the Redeemed Public Shares) are redeemed.

(3)      As of the date of this proxy statement/prospectus, there are 3,255,050 Public Shares issued and outstanding. This scenario assumes that 813,763 Public Shares are redeemed, resulting in an aggregate payment of approximately $9.0 million from the Trust Account based on an assumed redemption price of $11.12 per share.

(4)      As of the date of this proxy statement/prospectus, there are 3,255,050 Public Shares issued and outstanding. This scenario assumes that 2,441,288 Public Shares are redeemed, resulting in an aggregate payment of approximately $27.1 million from the Trust Account based on an assumed redemption price of $11.12 per share.

(5)      As of the date of this proxy statement/prospectus, there are 3,255,050 Public Shares issued and outstanding. This scenario assumes that a maximum of 3,255,050 Public Shares are redeemed, resulting in an aggregate payment of approximately $36.2 million from the Trust Account based on an assumed redemption price of $11.12 per share.

Dissenter Rights

Public Stockholders do not have dissenter rights in connection with the Business Combination or the other Proposals.

Potential Purchases of Shares

In connection with the stockholder vote to approve the proposed Business Combination, the Founders, directors, officers or advisors or their respective affiliates may privately negotiate transactions to purchase ACAC Common Stock from stockholders who would have otherwise elected to have their shares redeemed in conjunction with a proxy solicitation pursuant to the proxy rules for a per-share pro rata portion of the Trust Account. None of ACAC’s Founders, directors, officers or advisors or their respective affiliates will make any such purchases when they are in possession of any material non-public information not disclosed to the seller or during a restricted period under Regulation M under the Exchange Act. Such a purchase would include a contractual acknowledgement that such stockholder, although still the record holder of ACAC Common Stock, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights, and could include a contractual provision that directs such stockholder to vote such shares in a manner directed by the purchaser. In the event that the Founders, directors, officers or advisors of ACAC or their affiliates purchase shares in privately negotiated transactions from Public Stockholders who have already elected to exercise their redemption rights, such selling stockholders would be required to revoke their prior elections to redeem their shares. Any such privately negotiated purchases may be effected at purchase prices that are below or in excess of the per-share pro rata portion of the Trust Account.

Proxy Solicitation

ACAC is soliciting proxies on behalf of the Board. This solicitation is being made by mail but also may be made by telephone or in person. ACAC and its directors, officers, and employees may also solicit proxies in person. ACAC will file with the SEC all scripts and other electronic communications that constitute proxy soliciting materials. ACAC will bear the cost of the solicitation.

ACAC has hired              to assist in the proxy solicitation process. ACAC has agreed to pay approximately $           for proxy solicitation services, exclusive of related disbursements and travel expenses (in each case, if any).

ACAC will ask banks, brokers, and other institutions, nominees, and fiduciaries to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. ACAC will reimburse them for their reasonable expenses.

The Initial Stockholders

As of         , 2024, the Record Date for the Special Meeting, the Founders owned and were entitled to vote [__] shares of ACAC Common Stock, representing approximately [__] of the voting power of the shares of ACAC Common Stock outstanding. The Initial Stockholders have agreed to vote the Founder Shares, Private Warrants and any shares of ACAC Common Stock held by them in favor of each of the Proposals being presented at the Special Meeting. The Founder Shares and Private Warrants have no right to participate in any redemption distribution and will be worthless if no business combination is effected by ACAC.

PROPOSAL 1: THE BUSINESS COMBINATION PROPOSAL

The discussion in this proxy statement/prospectus of the Business Combination and the principal terms of the Business Combination Agreement is subject to, and is qualified in its entirety by reference to, the Business Combination Agreement. A copy of the Business Combination Agreement is attached as Annex A to this proxy statement/prospectus. Unless the context otherwise requires, all references in this subsection to “we,” “us” or “our” refer to ACAC prior to the consummation of the Business Combination.

Headquarters; Trading Symbols

After completion of the transactions contemplated by the Business Combination Agreement:

•        the corporate headquarters and principal executive offices of PubCo will be located at 13575 Barranca Parkway C106, Irvine, CA 92618; and

•        PubCo Common Stock is expected to be traded on the Nasdaq Global Market under the symbol “FOXX”.

Background of the Business Combination

The terms of the Business Combination Agreement are the result of arms-length negotiations between ACAC and Foxx, and their respective representatives. The following is a brief description of the background of these negotiations.

ACAC is a blank check company incorporated on January 7, 2022 as a Delaware corporation and formed for the purpose of entering into a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or similar business combination with one or more businesses. ACAC’s efforts to identify a potential business combination target were not limited to a particular industry or geographic region. ACAC intended to focus its search on technology-enabled sectors in North America including but not limited to the e-commerce, financial services, educational technology services, or health information service sectors.

ACAC’s Initial Public Offering

On June 14, 2022, ACAC completed its Initial Public Offering of 8,625,000 ACAC Units, which included 1,125,000 ACAC Units issued upon the full exercise of the underwriters’ over-allotment option. Each ACAC Unit consists of one share of ACAC Class A Common Stock and one-half of one ACAC Warrant. Each whole ACAC Warrant entitles the holder thereof to purchase one share of ACAC Class A Common Stock at a price of $11.50 per share. The ACAC Units were sold at an offering price of $10.00 per unit, generating gross proceeds of $86,250,000.

Concurrently with the completion of the Initial Public Offering, ACAC completed its Concurrent Private Placement of 5,240,000 Private Warrants issued to the Sponsor, with each Private Warrant entitling the Sponsor to purchase one share of ACAC Class A Common Stock at an exercise price of $11.50 per share, at a purchase price of $1.00 per Private Warrant, generating gross proceeds to ACAC of $5,240,000.

The net proceeds from the Initial Public Offering and the proceeds from the Concurrent Private Placement, which totaled $87,975,000 (or $10.20 per ACAC Unit), were placed in the Trust Account.

Special Meeting I, Related Redemption, Extensions, and Extension Notes

On February 8, 2023, ACAC held a special meeting of stockholders (the “Special Meeting I”), at which the stockholders of ACAC approved the proposal to amend ACAC’s then-existing amended and restated certificate of incorporation to amend the amount of the required monthly deposit into the Trust Account from $0.0333 for each public share to $0.0625 for each public share for ACAC to extend the deadline for completion of its initial business combination up to nine (9) times until December 14, 2023 if ACAC has not consummated its initial business combination by March 14, 2023 (the nine (9) month anniversary of the closing of its Initial Public Offering. Upon the stockholders’ approval, on February 9, 2023, ACAC filed a certificate of amendment to its then-existing amended and restated certificate of incorporation which became effective upon filing (which, upon the amendment, the “First Amended Charter”). In connection with the Special Meeting I, 4,981,306 shares of ACAC Class A Common Stock of the Company were redeemed and cancelled.

Pursuant to the First Amended Charter, ACAC may extend the deadline to complete its initial business combination (the “Combination Deadline”) up to nine times on monthly basis from March 14, 2023 to December 14, 2023, by depositing $227,730.87 each month into the Trust Account, representing $0.0625 per public share.

Following the Special Meeting I, the Sponsor deposited four monthly payments to the Trust Account to extend the Combination Deadline to July 14, 2023. The four monthly payments were evidenced by four promissory notes issued by ACAC to the Sponsor, each in the principal amount of $227,730.87.

Special Meeting II, Related Redemption, Extensions, and Extension Notes

On July 11, 2023, ACAC held another special meeting of stockholders (the “Special Meeting II”), at which the stockholders of ACAC approved, among others, the proposal to amend the First Amended Charter to allow ACAC until July 14, 2023 to consummate an initial business combination, and, without another stockholder vote, to elect to extend Combination Deadline on a monthly basis for up to nine (9) times, up to April 14, 2024, by depositing $75,000 into the Trust Account. Upon the stockholders’ approval, on July 12, 2023, ACAC filed a certificate of amendment to its then-existing amended and restated certificate of incorporation which became effective upon filing (which, upon the amendment, the “Second Amended Charter”). In connection with the Special Meeting II, 388,644 shares of ACAC Class A Common Stock of the Company were redeemed and cancelled.

Pursuant to the Second Amended Charter, ACAC may extend the Combination Deadline on a monthly basis from July 14, 2023 to up to nine times by depositing $75,000 each month into the Trust Account. Following the Special Meeting II, the Sponsor deposited nine monthly payments into the Trust Account to extend the Combination Deadline to April 14, 2024. The nine monthly payments were evidenced by nine promissory notes issued by the Company to the Sponsor, each in the principal amount of $75,000.

Special Meeting III

On March 8, 2024, ACAC filed a definitive proxy statement on Schedule 14A to announce that a third special meeting of stockholders (the “Special Meeting III”) will be held on April 9, 2024, at which the stockholders of ACAC, among others, will be asked to vote a new proposal to amend the Second Amended Charter to allow ACAC until April 14, 2024 to consummate an initial business combination, and, without another stockholder vote, to elect to extend Combination Deadline on a monthly basis for up to nine (9) times, up to January 14, 2025, by depositing the lesser of (i) $50,000 for all remaining public shares and (ii) $0.033 for each remaining public share in the Trust Account for each monthly extension.

The purpose of the Special Meeting III is to further extend the Combination Deadline allow ACAC to have more time and flexibility to complete its initial business combination. Public stockholders of shares of ACAC Class A Common Stock may elect to redeem their shares for their pro rata portion of the funds available in the Trust Account in connection with the Special Meeting III, regardless of whether such public stockholders vote “FOR” or “AGAINST,” or abstain from voting on these proposals or otherwise at the Special Meeting III.

Target Amendment

At the Special Meeting II, the stockholders also approved the proposal to amend the Charter to remove the restriction of Company to undertake an initial business combination with any entity with its principal business operations or is headquartered in China (including Hong Kong and Macau) (the “Target Amendment”). As result of the Target Amendment, the Company may decide to consummate the Business Combination with an entity with its principal business operations or headquarters in China (including Hong Kong and Macau), so PubCo may face various legal and operational risks and uncertainties after the initial business combination.

Target Search

After the consummation of the Initial Public Offering, ACAC’s management began their search for a suitable target for a business combination. In addition, they were contacted by a number of individuals and entities with respect to potential business combination opportunities.

Although ACAC intended to focus its search for a target business in the technology industry, ACAC was able to seek a business combination with an operating company in any industry or sector. ACAC viewed potential acquisition targets based on the criteria discussed below. These criteria included, without limitation, (i) reasoned and strong managements having a track record of driving growth and profitability, or having business propositions likely to be well received by public investors; (ii) underexploited expansion opportunities; (iii) significant competitive advantages and/or underexploited expansion opportunities that can benefit from access to additional capital as well as ACAC’s industry relationships and expertise; and (iv) ability to benefit from being publicly traded and which can effectively utilize access to broader sources of capital and a public profile that are associated with being a publicly traded company. ACAC sought potential targets that can materially grow revenue and earnings through the efforts of a combined management team following the completion of the business combination.

Between June 14, 2022 and February 18, 2024, ACAC reviewed in varying degrees approximately 18 potential business combination candidates involved in various industries and sectors, including manufacturing, high technology, education, biotech and pharmaceutical, infrastructure, and energy. Among the 18 potential candidates, ACAC signed non-disclosure agreements with 11 potential targets, including Foxx, of which, ACAC entered into non-binding indications of interest or letters of intent with 4 candidates including Foxx. ACAC’s management team held frequent discussions regarding the various targets both internally and with a wide range of the potential business combination candidates’ management teams.

Excluding Foxx, with regards to the 10 potential targets with which ACAC signed non-disclosure agreements but did not pursue a business combination, we summarize ACAC management’s review and analysis process below:

Candidate One:    On March 20, 2023, ACAC was introduced to Candidate One by Arbor Lake Capital, a financial advisor of Candidate Three. Candidate One is a chemical materials company focused on graphene and graphite products in the United States. On March 29, 2023, Ms. Hua had a Zoom meeting with representatives of Candidate One to discuss the business and background of Candidate One. On April 10, 2023, the parties executed a non-disclosure agreement and ACAC received additional information about the business, operational status, and future business plans of Candidate One. On April 21 and 22, 2023, on behalf of ACAC, Ms. Hua visited Candidate One’s offices and labs in Ohio. In June 2023, ACAC decided not to proceed with a business combination with Candidate One because the parties could not reach an agreement with respect to the valuation range of Candidate One.

Candidate Two:    On June 10, 2022, ACAC was introduced to Candidate Two by Ms. Joy Hua’s industry contact at BitMain Technologies Ltd. Candidate Two is a vertically integrated data center operator focused on sustainable crypto mining in North America. On June 21, 2022, Ms. Hua had an in-person meeting with representatives of Candidate Two to discuss the business and background of Candidate Two in California. On June 24, 2022, the parties executed a non-disclosure agreement. On August 19, 2022, on behalf of ACAC, Ms. Hua visited one of Candidate Two’s operational sites in Washington State and received additional information about the business, operational status, and future business plans of Candidate Two. In September 2022, ACAC decided not to proceed with a business combination with Candidate Two because Candidate Two had a limited interest in going public in early 2023.

Candidate Three:    On June 14, 2022, ACAC was introduced to Candidate Three by Ms. Hua’s industry contract at Mine Crypto Pro. Candidate Three is a company focused on wind power generation and crypto mining in the United States. On July 26, 2022, Ms. Hua had an in-person meeting with representatives of Candidate Three to discuss the business and background of Candidate Three. On August 16, 2022, the parties executed a non-disclosure agreement and ACAC received additional information about the business, operational status, and future business plans of Candidate Three. On June 14, 2022, on behalf of ACAC, Ms. Hua visited Candidate Three’s wind farm in West Texas. In August 2022, ACAC decided not to proceed with a business combination with Candidate Three because Candidate Three was not willing to commit to going public through a business combination.

Candidate Four:    On June 28, 2022, ACAC was introduced to Candidate Four by Ms. Hua’s business contact at GoldenSky Enterprise Ltd. Candidate Seven is a vertically integrated data center operator focused on crypto mining and hosting services in the United States. On July 3, 2022, Ms. Hua had a Zoom meeting with representatives of Candidate Four to discuss the business and background of Candidate Four. On July 7, 2022, the parties executed a non-disclosure agreement and ACAC received additional information about the business, operational status, and future business plans of Candidate Four. On July 15 and 16, 2022, Joy Hua visited Candidate Four’s data center under construction in Georgia. On September 8, 2022, ACAC and Candidate Four signed a non-binding letter of intent. The letter of intent provides that, among others: (i) both parties will provide the other party reasonable access to due diligence information; (ii) both parties shall keep confidential of the information received from the other; and (iii) during the term of the letter of intent, Candidate Four shall not solicit or initiate discussion for a transaction that would prohibit or impair the proposed transaction. The letter of intent did not provide specific terms and conditions of the potential business combination. On October 3, 2022, ACAC and Candidate Four signed a non-binding term sheet. In November 2022, ACAC decided not to proceed with a business combination with Candidate Four because of different views on the valuation range of Candidate Four and the timing of a potential business combination.

Candidate Five:    On November 17, 2022, ACAC was introduced to Candidate Five by EF Hutton. Candidate Five is an education company focused on establishing and building K12 private schools in Qatar and Malaysia. On November 30, 2022, Ms. Hua had a Zoom meeting with representatives of Candidate Five to discuss the business and background of Candidate Five. On January 17, 2023, the parties executed a non-binding letter of intent. The letter of intent provides that, among others: (i) both parties will provide the other party reasonable access to due diligence information; (ii) both parties shall keep confidential of the information received from the other; and (iii) during the term of the letter of intent, Candidate Five shall not solicit or initiate discussion for a transaction that would prohibit or impair the proposed transaction. The letter of intent did not provide specific terms and conditions of the potential business combination. Afterwards, ACAC received additional information such as financials and competitive analysis. In February 2023, ACAC decided not to proceed with a business combination with Candidate Five because of the substantial cash needs of Candidate Five in order to complete the potential business combination and ACAC felt such condition would be very challenging given the market conditions and the operation and business of Candidate Five.

Candidate Six:    On November 20, 2022, ACAC was contacted by Candidate Six through Bosphorus IPO Capital, an investment advisor of Candidate Six. Candidate Six is a company specializing in meat product innovation, manufacturing and distribution in Europe and the United States. On December 13, 2022, the parties executed a non-disclosure agreement and ACAC received additional information about the business, operational status, and future business plans of Candidate Six. On December 9, 2022, Ms. Hua had an in-person meeting with representatives of Candidate Six to discuss the business and background of Candidate Six and visited one of Candidate Six’s manufacturing facilities. On January 20, 2023, ACAC and Candidate Six signed a non-binding letter of intent. The letter of intent provides that, among others: (i) both parties will provide the other party reasonable access to due diligence information; (ii) both parties shall keep confidential of the information received from the other; and (iii) during the term of the letter of intent, Candidate Six shall not solicit or initiate discussion for a transaction that would prohibit or impair the proposed transaction. On March 30 and 31, 2023, Lance Li, a consultant engaged by ACAC for performing due diligence on Candidate Six solely, visited Candidate Six’s headquarters and main manufacturing facility in Greece. Mr. Li’s travel expenses for this trip were reimbursed by ACAC and Mr. Li was not compensated for performing due diligence. In April 2023, ACAC decided not to proceed with a business combination with Candidate Six because of different views on the valuation range of Candidate Six and the timing of a potential business combination.

Candidate Seven:    On December 6, 2022, ACAC was introduced to Candidate Seven through Aqua Pursuit International Limited, a financial advisor of Candidate Seven. Candidate Seven is a technology company focused on service robot manufacturing, distribution and service management in the United States. On December 8, 2022, Ms. Hua had a Zoom meeting with representatives of Candidate Seven to discuss the business and background of Candidate Seven. On December 12, 2022, the parties executed a non-disclosure agreement and received additional information about the business, operational status, and future business plans of Candidate Seven. In January, ACAC decided not to proceed with a business combination with Candidate Seven because Candidate Seven was inclined to pursue a traditional IPO.

Candidate Eight:    On December 16, 2022, ACAC was introduced to Candidate Eight by EF Hutton. Candidate Eight is a company focused on producing and distributing lingerie products and innovative fabric products in Europe. On December 19, 2022, the parties executed a non-disclosure agreement and ACAC received additional information about the business, operational status, and future business plans of Candidate Eight. On December 21, 2022, Ms. Hua had a Zoom meeting with representatives of Candidate Eight to discuss the business and background of Candidate Eight. In January 2023, ACAC decided not to proceed with a business combination with Candidate Eight because of different views on the valuation range of Candidate Eight and the timing of a potential business combination.

Candidate Nine:    On December 19, 2022, ACAC was introduced to Candidate Nine by EF Hutton. Candidate Nine is a graph database management software (DBMS) company headquartered in South Korea and has offices in the United States. On January 10, 2023, the parties executed a non-disclosure agreement and ACAC received information about the business, operational status, and future business plans of Candidate Nine. On February 1, 2023, Ms. Hua had a Zoom meeting with the representatives of Candidate Nine to discuss the business and background of Candidate Nine. ACAC did not proceed with a business combination with Candidate Nine because Candidate Nine decided to explore business combination opportunities with other SPACs in February 2023.

Candidate Ten:    On January 28, 2023 ACAC was introduced to Candidate Ten by Maxim Group, representing Candidate Ten. Candidate Ten is a technology company specialized in building dynamic intercity transportation networks in the United States. On February 3, 2023, Ms. Hua had a Zoom meeting with representatives of Candidate Ten to discuss the business and background of Candidate Ten. On February 6, 2022, the parties executed a non-disclosure agreement and ACAC received additional information about the business, operational status, and future business plans of Candidate Ten. In February 2023, ACAC decided not to proceed with a business combination with Candidate Ten because the parties could not reach an agreement on the preliminary valuation range of Candidate Ten.

Timeline of the Business Combination

On January 12, 2023, Foxx was introduced to ACAC by Tim Liu, an investment advisor. At the Zoom meeting, Mr. Bill Jiang, senior consultant to Foxx introduced the history and current business of Foxx to Ms. Hua on a Zoom meeting.

On January 14, 2023, the parties executed a non-disclosure agreement. The non-disclosure agreement provided that both parties shall keep confidential of the information provided by the other party about its properties, employees, finances, businesses and operations.

On January 16, 2023, Ms. Hua had another Zoom meeting with Mr. Jiang to discuss the business development plan and financing needs of Foxx. After the meeting, ACAC received Foxx’s product deck, and Ms. Hua decided to focus on the potential of a business combination with Candidate Six first due to the lack of audited financials from Foxx.

On April 13, 2023, after ACAC decided not to proceed with Candidate Six, Ms. Hua resumed the dialog with Foxx and had a follow-up Zoom meeting with Mr. Haitao Cui, Chief Executive Officer of Foxx, Mr. James Liao, Chief Technology Officer of Foxx, and Mr. Jiang to discuss the industry opportunities, challenges and competitive landscape of Foxx. Mr. Liao introduced the key elements of the device management cloud platform in detail.

On May 8 and 9, 2023, Ms. Hua had in-person meetings with Ms. Raya Ren, Chief Operating Officer of Foxx, and Mr. Jiang in Irvine, California, Foxx’ headquarters, to further discuss the vision of the management, long-term and short-term business plans, hiring needs, supply chain management capabilities, and R&D focus of Foxx.

On May 25, 2023, Foxx provided its unaudited and unreviewed financial information for the calendar years of 2021 and 2022 and quarterly financial report for the first calendar quarter of 2023 to ACAC. Such financial information includes the balance sheets and the statements of income only.

On June 8, 2023, Ms. Hua had an in-person meeting with Junzi Yuan, human resources manager of Foxx, and Mr. Jiang in Atlanta, Georgia, one of Foxx’s sales offices, to further discuss sales and marketing for current product offerings, future business plans and marketing strategy in the IoT segment, Foxx’ near-term hiring plan and long-term recruitment and incentive plan.

Between June and September, 2023, ACAC and Foxx discussed the potential valuation range of Foxx on the phone and by emails.

On September 19, 2023, ACAC and Foxx entered into a non-binding letter of intent (including a non-binding term sheet), pursuant to which, among others:

(i)     The total consideration to be provided to the Foxx Stockholders in the business combination will be within a range from $50,000,000 to $80,000,000, including the current equity value of Foxx (base valuation) and an additional equity value of Foxx based on the achievement of certain milestones (earnout valuation). The exact amount of the base valuation and earnout valuation will be agreed by the parties based on the valuation metrics as well as other material factors of Foxx and the market, and subject to ACAC’s due diligence on Foxx.

(ii)    The PubCo will establish a new equity incentive plan with an award pool equal to 15% of the PubCo’s outstanding stock immediately after closing of the initial business combination.

(iii)   At the closing, the board of directors of PubCo will have five directors, consisting of three directors (including two independent directors) designated by Foxx and two directors (including one independent director) designated by ACAC.

(iv)   The representations and warranties of ACAC and Foxx in the Business Combination Agreement will not survive the Closing.

(v)     Each party will bear its own transaction expenses in connection with the letter of intent and the negotiation of the proposed transaction, except that if parties enter into a definitive agreement, all costs and expenses incurred by either party at any time in connection with the proposed transaction will be borne by the surviving company.

During the period from the date of the Non-Binding Letter of Intent until the date of the Business Combination Agreement, the parties, through their counsel, actively discussed deal structure, conducted necessary legal due diligence, and exchanged drafts, comments and revisions on the transaction documents. These activities included, but were not limited to, the following:

(i)     Regarding engagement of professionals.    Additional advisors were engaged to assist with the transaction documents and the Business Combination:

a.      On September 20, 2023, R&C, the existing U.S. counsel of ACAC to assist with SEC reporting as required under the 1934 Act, as amended, was engaged by ACAC to assist with the Business Combination;

b.      On August 2, 2023, VCL Law LLP (“VCL”) was engaged by Foxx as its U.S. counsel in connection with the Business Combination;

c.      On July 20, 2023, Marcum LLP was engaged as the independent auditor for the financial statements of Foxx for the years ended June 30, 2023 and June 30, 2022;

d.      On December 29, 2023, ACAC engaged Beyond Century Consulting, LLC as a financial consultant to assist with the preparation of pro forma financial information in connection with the Business Combination;

e.      On January 15, 2024, ACAC engaged Messina Madrid Law PA as its U.S. tax counsel in connection with the Business Combination;

f.       On January 24, 2024, Foxx engaged Fletcher, Heald & Hildreth (“FHH”) as its U.S. counsel in in connection with FCC regulatory issues.

(ii)    Regarding due diligence.    On September 21, 2023, R&C commenced legal due diligence on Foxx and a data room was set up to collect information for such purpose. On January 29, 2024, R&C provided a draft due diligence memo to the Board for its review. The due diligence was concluded by R&C on February 16, 2024, with a final due diligence memo shared with the Board on the same date for their review.

(iii)   Regarding transaction documents.    On October 9, 2023, R&C proposed the current transaction structure to VCL which would allow PubCo to file the draft of Registration Statement confidentially with the SEC. The parties also discussed the deal structure with tax counsel. On October 11, 2023, R&C and VCL agreed on the deal structure on behalf of the parties. After that, R&C and VCL took lead roles on preparing the draft of Business Combination Agreement and Ancillary Documents.

a.      On November 3, 2023, R&C provided an initial draft of the Business Combination Agreement to VCL for review.

b.      On November 10, 2023, VCL provided initial comments on the Business Combination Agreement to R&C including its proposed revisions and comments on the representation and warranties and covenants of each party.

c.      On November 16, 2023, upon R&C’s request, the management of Foxx made a presentation of Foxx’s business including, without limitation, its operations, products, sales and distribution channel, customers, R&D and development plan to R&C, VCL and ACAC.

d.      Between November 16, 2023 and January 18, 2024, ACAC and Foxx, along with their respective representatives, counsels and advisors, discussed and negotiated certain terms of the Business Combination Agreement, including the amount of the earnout valuation and the performance targets for the earnout shares.

e.      On January 9 and 10, 2024, Ms. Hua met with Mr. Haitao Cui, Ms. Raya Ren, Mr. Bill Jiang and sales team members of Foxx and visited Foxx’s exhibition booth at the CES 2024 (Consumer Electronics Show 2024).

f.       On January 15, 2024, Foxx provided ACAC with the updated sales forecast for the first half of 2024 for further discussion of valuation and earnout.

g.      On January 21, 2024, Foxx and ACAC had a virtual meeting at which they agreed the total consideration to be provided to the Foxx Stockholders to be $50,000,000, based on a number of factors and considerations, including the financial performance of Foxx for the second half of 2023 and the updated sales forecast for the first half of 2024.

h.      On January 22, 2024, Ms. Hua had a discussion with Foxx management regarding the earnout structure, ACAC and Foxx agreed on an initial earnout structure which included up to 3,000,000 shares of Purchaser Common Stock subject to financial performance of Foxx for the years ended June 30, 2024.

i.       On January 25, 2024, R&C and VCL discussed the outstanding items for the Business Combination Agreement, including: (i) directors and officers of the surviving corporation, (ii) the escrow shares to be released subject to U.S. Congress’s reauthorization of the ACP, and (iii) changes on representations and warranties of Foxx based on the ongoing due diligence.

j.       On January 25, 2024, Ms. Hua had a discussion with Foxx management regarding the earnout structure, and based on ongoing due diligence and forecasted revenue growth rates of Foxx for fiscal years ended June 30, 2024 and June 30, 2025 respectively, Ms. Hua proposed a revised earnout structure including 4,200,000 shares of Purchaser Common Stock which will be subject to financial performance of Foxx for the years ended June 30, 2024 and 2025. Both ACAC and Foxx believe that the two-year timeframe in the revised earnout structure better matches the time for Foxx to unleash the value embedded in its business endeavors and yet to be unleashed. Although the total earnout shares increased, the earnout shares subject to financial performance of Foxx for fiscal year 2024 decreased from the originally proposed 3,000,000 shares to 2,100,000 shares of Purchaser Common Stock. On January 30, 2024, R&C shared a draft of the Business Combination Agreement with VCL incorporating the revised earnout structure.

k.      On January 24, 2024, FHH proposed changes to FCC-related representations and warranties in the Business Combination Agreement, based on their due diligence of Foxx’s business and operations.

l.       From January 30, 2024 to February 16, 2024, R&C and VCL worked and corresponded to finalize the terms of the Business Combination Agreements and Ancillary Documents. Final copies of the Business Combination Agreement and Ancillary documents were presented to the Board on the same day.

(iv)   Regarding establishing new entities.    New entities were established for the purpose of the Business Combination:

a.      On November 13, 2023, Purchaser was incorporated in the State of Delaware.

b.      On November 13, 2023, Merger Sub was incorporated in the State of Delaware.

(v)    Regarding the Transaction Financing.    During the drafting period of the Transaction Documents, ACAC and Foxx discussed the need to raise capital in order to complete the Business Combination and support the growth of PubCo. In consideration of the market conditions, the parties agreed to use commercially best efforts to secure the financing, proceeds of which will be used to pay transaction expense and working capital of PubCo and included various type of the financings including without limitation, PIPE financing, private financing and redemption waiver, convertible debt, forward purchase agreement, backstop, or equity line of credit (collectively, the “Transaction Financing”) as provided in the Business Combination Agreement. Foxx and ACAC also reached out to New Bay Capital Limited (“New Bay”), an existing noteholder of Foxx to seek its interest in participating in the Transaction Financing. Historically, in June 2023, Foxx issued a promissory note (“Note 1”) to New Bay in the principal amount of $2 million with an interest of 7% per annum, convertible into shares of Foxx Common Stock at $30.00 per share upon the listing of Foxx Common Stock through an initial public offering. In November 2023, Foxx issued another note (“Note 2”) in the amount of $2 million under the same terms and conditions as Note 1. After negotiations with New Bay, the parties agreed to amend the Note 1 and Note 2 to remove the lock-up provision as provided therein and allow the principal and accrued interests on Note 1 and Note 2 to convert immediately prior to the closing of the Business Combination. New Bay also committed to additional Transaction Financing of $2 million. On March 15, 2024, Foxx and New Bay amended the terms of the Note 1 and Note 2 accordingly and New Bay subscribed a new note (“Note 3”) in the amount of $2 million under the same terms and conditions as amended Note 1 and Note 2 (collectively “New Bay Notes”). On February 20, 2024, New Bay introduced Foxx to BR Technologies PTE, Ltd. (“BR Technologies”), a Singapore-based company. On April 3, 2024, Foxx and BR Technologies entered into a non-binding term sheet in the amount of up to $9.0 million at 7% per annum under the same terms and conditions as provided in the New Bay Notes.

During the drafting and review process, as directed by the management of ACAC, R&C sent drafts of the Business Combination Agreement, each Ancillary Document, and a summary of transaction terms to the Board for their review and consideration. The Board was regularly updated with any additional changes until the parties finalized the Business Combination Agreement and each Ancillary Document.

On February 8, 2024, a meeting of the Board was called to discuss the Business Combination Agreement, each of the Ancillary Documents, and the Business Combination. In the meeting, Ms. Hua introduced to the Board the background of the target search, business of Foxx, and the basis for the valuation of Foxx. R&C also introduced the transaction structure, due diligence findings, and the material terms of the Business Combination Agreement. On February 16, 2024, another meeting of the Board was called and the Board unanimously approved the Business Combination Agreement, each of the Ancillary Documents, and the Business Combination, and determined that it was advisable and in the best interests of ACAC to consummate the Business Combination contemplated by the Business Combination Agreement and each of the Ancillary Documents. The Board directed that the Business Combination Proposal and the other proposals described in this proxy statement/prospectus be submitted to ACAC’s stockholders for approval and adoption, and recommended that ACAC’s stockholders approve and adopt the Business Combination Proposal and the other Proposals. See “The Board’s Reasons for the Approval of the Business Combination.”

On February 18, 2024, ACAC, Purchaser, Merger Sub, and Foxx entered into the Business Combination Agreement. In connection with the Business Combination Agreement, on the same day, ACAC and all existing Foxx Stockholders of issued and outstanding capital stock of Foxx as of the date thereof entered into the Foxx Support Agreement, and ACAC, Foxx, and the Sponsor entered into the Sponsor Support Agreement. Thereafter, on February 20, 2024, ACAC and Foxx issued a joint press release announcing the execution of the Business Combination Agreement and related agreements.

The Board’s Reasons for the Approval of the Business Combination

ACAC was organized for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or similar business combination with one or more businesses.

The Business Combination resulted from a thorough search for a potential target, utilizing ACAC’s resources along with the investment and operation experience of ACAC’s management and the Board. The terms of the Business Combination are the result of extensive negotiations between ACAC and Foxx.

From the date of its IPO through the execution of the Business Combination Agreement, ACAC evaluated various potential target companies. ACAC followed the initial set of criteria and guidelines outlined in the prospectus for the IPO to assess the value and the growth of potential targets but did not limit itself to those criteria. ACAC’s management evaluated business combination opportunities made available to them based on the merits of a particular initial business combination which may be based, to the extent relevant, on these general guidelines as well as other considerations, factors, and criteria that they deemed relevant.

Prior to reaching the decision to approve the Business Combination Agreement, the Board reviewed the results of the business and financial due diligence conducted by ACAC’s management and third party legal and financial advisors, which included the following:

1.      Extensive meetings with Foxx’s management.

2.      Research on the IoT and telecommunications market, including historical growth trends and market share information as well as financial projections.

3.      Review of Foxx’s strategy on R&D and expansion of market.

4.      Analysis and review of Foxx’s historical financial statements.

5.      Analysis and review of Foxx’s material agreements and potential transactions.

6.      Review of Foxx’s business model including its planned future operations and underlying technology.

7.      Interviews with senior executives from various business departments of Foxx.

8.      Multiple rounds of discussions with the CEO and the senior management of Foxx on future growth strategy.

9.      Review of Foxx’s related-party transactions.

10.    Review of prevailing industry changes and challenges in the COVID-19 era.

11.    Legal due diligence review conducted by ACAC’s legal counsel.

12.    Assessment of Foxx’s total addressable market, its key competitors, competitive advantages, barriers of entry, and target market share.

13.    Assessment of Foxx’s public company readiness.

ACAC indicated its intention to acquire a company that it believes has significant competitive advantages and/or underexploited expansion opportunities within its industry. In particular, the Board considered the following positive factors, although not weighted or in any order of significance:

•        Strong global supply chain management capability;

•        Strong R&D capability in both IoT software and hardware development;

•        Experienced management team;

•        Proven track record in market segments with high entry barriers; and

•        Strategically positioned to be a leader in higher margin IoT market segments.

The Board has also considered a number of other factors to approve the Business Combination, including, but not limited to:

•        the business, history, and management of Foxx;

•        the likelihood that the Business Combination will be completed;

•        the terms of the Business Combination Agreement and the belief that the terms of the Business Combination Agreement, including the representations, warranties, covenants, and conditions to the parties’ respective obligations, are reasonable in light of the entire transaction;

•        the view of ACAC’s management as to the financial condition, results of operations, and business of Foxx before and after the Business Combination;

•        the fact that consummating the Business Combination will mean ACAC cannot pursue other alternatives that could potentially result in greater value for ACAC;

•        the risk that the Business Combination may not be completed in a timely manner or at all; and

•        various other risks associated with the Business Combination.

The Board also identified and considered the following factors and risks as weighing negatively against pursuing the Business Combination (although not weighted or in any order of significance):

•        Macroeconomic Risks.    Macroeconomic uncertainty could have on Foxx’s operations post-closing;

•        Redemption Risk.    The potential that a significant number of ACAC’s stockholders elect to redeem their shares prior to the consummation of the Business Combination which will leave little to no cash left in the Trust Account for working capital purposes;

•        Shareholder Vote.    The risk that ACAC’s stockholders may fail to provide the respective votes necessary to approve the Business Combination;

•        Closing Conditions.    The fact that the completion of the Business Combination is conditioned on the satisfaction of certain closing conditions that are not or may not be within ACAC’s control;

•        Litigation.    The possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin consummation of the Business Combination;

•        Listing Risks.    The challenges associated with preparing Foxx, a private entity, for the applicable disclosure and listing requirements to which PubCo will be subject as a publicly traded company on Nasdaq upon the closing of the Business Combination;

•        Benefits May Not Be Achieved.    The risks that the potential benefits of the Business Combination may not be fully achieved or may not be achieved within the expected timeframe;

•        Projections May Prove Incorrect.    The risks that Foxx would not attain the milestones set forth in their financial projections;

•        Liquidation of ACAC.    The risks and costs to ACAC if the Business Combination is not completed, including the risk of diverting management focus and resources from other business combination opportunities, which could result in ACAC being unable to effect a business combination by the deadline and exceeding its lifespan;

•        Growth Initiatives May Not be Achieved.    The risk that growth potential for Foxx’s products or services may not be fully achieved or may not be achieved within the expected time frame;

•        Board and Independent Committees.    The risk that the PubCo Board post-Closing and its independent committees might not possess adequate skills set within the context of PubCo’s operations as a public company;

•        ACAC’s Stockholders Receiving a Minority Position in PubCo.    The risk to ACAC’s stockholders of owning a minority position in PubCo after the Closing;

•        Fees and Expenses.    The fees and expenses associated with completing the Business Combination; and

•        Other Risk Factors.    Various other risk factors associated with the business and operations of Foxx, as described in the section entitled “Risk Factors” appearing elsewhere in this proxy statement/prospectus.

After considering the foregoing factors, the Board concluded, in its business judgment, that the potentially positive reasons for the Business Combination outweighed the potentially negative reasons. In connection with its deliberations, the Board also considered that ACAC’s executive officers and directors may have financial interests in the Business Combination that may be different from, or in addition to, the interests of Public Stockholders. The Board was aware of and considered these interests, among other matters, in reaching the determination that the Business Combination was advisable and in the best interests of ACAC and its stockholders. See “— Interests of the Founders and ACAC’s Directors and Officers in the Business Combination.”

The preceding discussion of the information and factors considered by the Board is not intended to be exhaustive but includes the material factors considered by the Board. In view of the complexity and wide variety of factors considered by the Board in connection with its evaluation of the Business Combination, the Board did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the different factors that it considered in reaching its decision. In addition, in considering the factors described above, individual members of the Board may have given different weight to different factors. The Board considered this information as a whole and overall considered the information and factors to be favorable to, and in support of, its determinations and recommendations.

This explanation of the Board’s reasons for its approval of the Business Combination, and all other information presented in this section, is forward-looking in nature and, therefore, should be read in light of the factors discussed under the section entitled “Forward-Looking Statements.”

Certain Projected Information of Foxx

Foxx does not, as a matter of course, publicly disclose long-term forecasts or internal projections of its future performance, revenue, earnings, financial condition or other results. However, in connection with ACAC’s due diligence and consideration of the potential Business Combination with Foxx, in June 2024, Foxx management provided ACAC with internally prepared financial forecasts for the years ending June 30, 2024 to 2026 (the “Projections”). The Projections were provided to ACAC only for use as a component in its overall evaluation of Foxx and should not be viewed as public guidance. The summary information from the Projections is included in the table below because such information was considered by ACAC for purposes of evaluating the Business Combination. The Board did not rely upon the following financial projections in recommending the Transactions to ACAC’s shareholders and did not consider the projections a determinative factor in entering into the Business Combination Agreement. Inclusion of summary information regarding the financial forecasts in this proxy statement/prospectus is not intended to influence your decision whether to vote for the Proposals.

Foxx’s management relied on numerous assumptions to derive the Projections described below, including, among others, assumptions regarding (a) increasing demand for communication technology solutions from both individuals and businesses in the United States; (b) comprehensive and IoT-enabled product and service offerings; (c) long-term partnerships with major mobile network operators, distributors and suppliers around the world; and (d) reasonable and competitive pricing. Based on the assumptions described below, Foxx’s management estimated the numbers of units of tablets, mobile phones, IoT devices, medical products and start home products in each year during the period from 2024 to 2026 in order to deliver the projected revenues. Based on estimated units, Foxx’s management estimated the purchase cost of each unit.

The Projections are subject to inherent uncertainty since they are based on assumptions about events that may occur in the future, many of which are beyond ACAC’s and Foxx’s control. As Foxx had not generated substantial revenue when the Projections were rendered or as of the date hereof, Foxx was unable to compare the Projections with historical operating results. Foxx, however, believes that the projected revenues for 2024 to 2026 are reasonable and the growth rates are sustainable because it factored in (i) the early commercialization stage of Foxx; (ii) the existing customer base and collaborations that Foxx had achieved and would achieve in the next one or two years; and (iii) conservative target numbers relative to the estimated size of the market during the same period.

Notwithstanding the foregoing, the Projections are subject to increased uncertainty and risk that they will not be achieved. For instance, Foxx may encounter unforeseen technical or non-technical challenges in actual sales and operations which may affect the projected growth rate. The execution capability of the Foxx management team to expand Foxx from an early-stage company to reach a wider market is also a factor that will affect the ability to achieve the projected revenue. None of the Projections should be regarded as a representation by any person that the results contained in the prospective financial information will be achieved.

The Projections were not prepared with a view toward public disclosure, nor were they prepared with a view toward complying with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants or IFRS for the preparation and presentation of prospective financial information, but, in the view of Foxx’s management, were prepared on a reasonable basis. However, the Projections are not facts and should not be relied upon as being necessarily indicative of actual or future results, and readers of this prospectus/proxy statement are cautioned not to place undue reliance on the prospective financial information. The Projections do not take into account any circumstances or events occurring after the date they were prepared. PubCo will not reference or update the Projections in future periodic reports filed under the Exchange Act after the consummation of the Business Combination.

There can be no assurance that the Projections will be realized or that actual results will not be significantly higher or lower than projected. These Projections are subjective in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments.

No independent auditors have audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the accompanying Projections and, accordingly, none of ACAC, Marcum LLP, ACAC’s and Foxx’s independent registered public accounting firm, express an opinion or any other form of assurance with respect thereto or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information. The audit reports included in this proxy statement/prospectus relate to historical financial information. They do not extend to the prospective financial information and should not be read to do so.

EXCEPT TO THE EXTENT REQUIRED BY APPLICABLE FEDERAL SECURITIES LAWS, NEITHER FOXX NOR ACRI INTENDS TO MAKE PUBLICLY AVAILABLE ANY UPDATE OR OTHER REVISION TO THE FINANCIAL PROJECTIONS. THE FINANCIAL PROJECTIONS DO NOT TAKE INTO ACCOUNT ANY CIRCUMSTANCES OR EVENTS OCCURRING AFTER THE DATE THAT INFORMATION WAS PREPARED. READERS OF THIS PROXY STATEMENT/PROSPECTUS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THE UNAUDITED FINANCIAL PROJECTIONS SET FORTH BELOW AND NOT TO RELY ON SUCH FINANCIAL INFORMATION IN MAKING A DECISION REGARDING THE BUSINESS COMBINATION PROPOSAL, AS SUCH FINANCIAL INFORMATION MAY BE MATERIALLY DIFFERENT THAN ACTUAL RESULTS. NONE OF FOXX, ACAC, NOR ANY OF THEIR RESPECTIVE AFFILIATES,

OFFICERS, DIRECTORS, AGENTS, ADVISORS OR OTHER REPRESENTATIVES HAS MADE OR MAKES ANY REPRESENTATION TO ANY FOXX SHAREHOLDER, ACRI SHAREHOLDER OR ANY OTHER PERSON REGARDING ULTIMATE PERFORMANCE COMPARED TO THE INFORMATION CONTAINED IN THE FINANCIAL PROJECTIONS OR THAT PROJECTED FINANCIAL AND OPERATING RESULTS WILL BE ACHIEVED. PUBCO DOES NOT INTEND TO REFERENCE OR UPDATE THESE FINANCIAL PROJECTIONS IN ITS FUTURE PERIODIC REPORTS FILED UNDER THE EXCHANGE ACT AFTER CONSUMMATION OF THE BUSINESS COMBINATION.

Certain of the measures included in the Projections are non-GAAP financial measures, including Adjusted EBITDA and Adjusted Net Income. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with US GAAP, and non-GAAP financial measures as used by FOXX are not reported by all of its competitors and may not be comparable to similarly titled amounts used by other companies.

A summary of the financial forecast information regarding Foxx’s anticipated future operations for the fiscal years ending June 30, 2024 to June 30, 2026 is set forth below.

Income Statement	FYE2024	FYE2025	FYE2026
Revenues (000’USD)
Phone	25,158	24,832	30,974
Tablet	775	8,716	16,204
IoT	879	6,420	8,462
Laptop	—	1,800	2,592
Medical Products	—	3,403	6,610
Total Revenue	29,812	45,171	64,842
		41%	44%

Cost of Goods ((000’USD)
Phone	25,025	19,513	23,007
Tablet	678	7,444	13,854
IoT	690	5,006	6,381
Laptop	—	1,555	2,153
Medical Products	—	1,975	3,735
Total COGS	26,392	35,493	49,130
Gross Profit	3,419	9,679	15,712

Expenses (000’USD)
Payroll	1,080	3,953	5,417
Sales & Marketing	105	136	195
Office Expenses	101	272	472
R&D	59	361	519
Travel & Entertainment	45	90	130
Insurance	2	2	3
Other Cost	166	68	97
OPEX	2,492	4,882	6,832
Net Income	297	3,772	6,883
Net Profit Margin	1.00%	8.35%	10.61%

EBITDA	927	4,796	8,880
EBITDA Margin	3%	11%	14%

Notes and Assumptions:

In connection with the preparation of the Projections, Foxx’s management diligently evaluated numerous critical assumptions to ensure a comprehensive and robust forecast. These assumptions, while not exhaustive, represent key considerations shaping the financial outlook:

•        Revenue Growth:

•        In 2024, Foxx’s revenue thrives through three key channels: Phone sales, Tablet sales, and IoT sales. With established market presence, Phone sales are expected to remain stable over the next two years. Foxx is strategically directing significant resources towards seizing market growth opportunities and aligning with our corporate strategy to bolster revenue from Tablet and IoT sales.

•        Through the establishment of specialized product teams and a steadfast focus on innovation, Foxx anticipates significant expansion in Tablet and IoT sales. This proactive approach in assembling dedicated sales teams underscores our commitment to maximizing revenue streams in these sectors.

•        Foxx aims to sell 176,000 units of Tablets in 2025 and 354,000 units in 2026. Additionally, Foxx will actively promote IoT products through both E-commerce and Industry channels, targeting sales of 212,000 units and 253,000 units, respectively.

•        Looking ahead to 2025, Foxx is diversifying its revenue streams with the introduction of two new sectors: Laptop and Medical products. These burgeoning markets are projected to experience rapid growth, with forecasts indicating a surge to $9 million by 2026. These projections mirror our management’s strategic initiatives, reinforcing our confidence in sustained growth and our ability to respond effectively to market demands.

•        Gross Margin:    Due to the scale of our operations, the gross margin for Tablet, Phone, and IoT businesses will experience a gradual increase. However, as we allocate a larger portion of our revenue to high-margin sectors such as medical products, there will be a significant jump in the gross margin.

•        Investment in Infrastructure and Personnel:    Recognizing the pivotal role of human capital in driving innovation and operational excellence, Foxx plans to strategically build and nurture its team and personnel across various functions. Investments in talent acquisition, training, and development are integral to enhancing organizational capabilities and fostering a culture of continuous improvement.

•        R&D Expenses:    Foxx is committed to allocating resources towards Research and Development (R&D) initiatives aimed at fueling product innovation, enhancing technological capabilities, and maintaining a competitive edge in the market. R&D expenses are projected to support the development of cutting-edge products and solutions that address evolving customer needs and market trends.

•        Sales and Marketing Strategies:    To catalyze revenue growth and sustain market momentum, Foxx intends to deploy targeted sales and marketing strategies designed to expand market reach, enhance brand visibility, and drive customer engagement. Investments in sales channels, advertising campaigns, and promotional activities will be instrumental in effectively capturing market share and fostering customer loyalty.

•        EBITDA Margin Dynamics:    Foxx’s financial outlook is underpinned by a nuanced understanding of EBITDA margin dynamics, which are envisaged to fluctuate within a range of 7% to 14% over the 3-year period spanning from 2024 to 2026. This variability reflects the company’s sensitivity to evolving market conditions, operational efficiencies, and strategic initiatives aimed at optimizing profitability while maintaining fiscal prudence.

These assumptions collectively inform the Projections, providing a comprehensive framework for assessing Foxx’s anticipated financial performance and strategic trajectory. It is important to note that while these assumptions serve as foundational pillars for the forecast, they are subject to inherent uncertainties and external factors that may influence actual outcomes. Therefore, ongoing monitoring and reassessment of these assumptions are imperative to ensure the accuracy and relevance of the Projections in guiding decision-making and strategic planning endeavors.

In light of the fact that Foxx is an early-stage company with a history of financial losses and other material assumptions in connection with preparation of the Projections as referenced above, the Board did not rely upon the Projections for approving the Business Combination and considered many factors in addition to the Projections in recommending the Business Combination. Stockholders of ACAC are strongly cautioned not to place undue reliance, if any, on these Projections, and not to rely on the Projections in making any decision regarding the Business Combination. For a more comprehensive analysis of ACRI Board’s reasons for approving the Business Combination, see “The Board’s Reasons for the Approval the Business Combination.”

Selected Public Company Analysis

ACAC reviewed and analyzed selected historical and projected information of Foxx and compared this information to certain historical and projected financial information of four publicly traded companies that ACAC deemed to be reasonably comparable to Foxx (each a “Comparable Company” and collectively, the “Comparable Companies”).

The Comparable Company Analysis (CCA), a widely used valuation approach, assesses the value of FOXX by benchmarking it against similar publicly traded companies. This method involves selecting a group of comparable companies based on industry, size, growth prospects, and other relevant factors. Financial data, including market capitalization, total debt, and cash reserves, is collected for each comparable company to calculate their enterprise values (EV). These EVs are then divided by relevant financial metrics such as revenue or earnings before interest, taxes, depreciation, and amortization (EBITDA) to derive valuation multiples. These multiples are then applied to FOXX’s financial metrics, adjusting for any differences between FOXX and the comparable companies that may impact valuation, such as growth rates, risk profiles, and unique factors like proprietary technology or market share. Through this process, an estimated enterprise value for FOXX is determined, providing valuable insights into its market worth and aiding strategic decision-making.

The criteria for selecting the Comparable Companies were mainly industry, size, stage of development, target market, and future profitability. ACAC reviewed, among other things, enterprise values of the Comparable Companies, calculated as equity values based on closing stock prices on December 31, 2023, and such other financial data and information for these Comparable Companies as of December 31, 2023.

	ENTERPRISE VALUE USD Million	EV/REV					EV/EBITDA				P/E
		LTM	2022A	2023E	2024E	2025E	LTM	2022A	2023E	2024E	LTM	2022A	2023E	2024E
ADT (NYSE: ADT)	$15,269.5	2.4x	2.4x	2.7x	2.7x	2.6x	6.0x	6.3x	6.3x	6.0x	NM	NM	15.4x	15.0x
Arlo Technologies, Inc. (NYSE: ARLO)	$768.6	1.6x	1.6x	1.6x	1.5x	1.3x	NM	NM	27.2x	17.5x	NM	NM	NM	21.1x
Snap One Holdings Corp. (NASDAQ: SNPO)	$1,170.4	1.1x	1.0x	1.1x	1.0x	1.0x	13.3x	13.5x	10.3x	9.7x	NM	NM	18.5x	15.7x
SmartRent, Inc. (NYSE: SMRT)	$388.3	1.8x	2.3x	1.6x	1.3x	1.0x	NM	NM	NM	26.3x	NM	NM	NM	NM
Inseego Corp. (NASDAQ: INSG)	$172.2	0.8x	0.7x	0.9x	1.0x	0.9x	NM	NM	11.9x	13.7x	NM	NM	NM	NM

Average		1.6x	1.6x	1.6x	1.5x	1.3x	9.7x	9.9x	13.9x	14.6x	NA	NA	17.0x	17.3x
Median		1.6x	1.6x	1.6x	1.3x	1.0x	9.7x	9.9x	11.1x	13.7x	NA	NA	17.0x	15.7x

Source: CapitalIQ; as of Dec 31, 2023

Summary of the Business Combination Agreement

On February 18, 2024, ACAC entered into Business Combination Agreement with Purchaser, Merger Sub, pursuant to which (i) ACAC will merge with and into Purchaser, and (ii) Foxx will merge with and into Merger Sub, with Merger Sub surviving as a wholly-owned subsidiary of Purchaser. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Business Combination Agreement.

Reincorporation Merger

Immediately prior to the effective time of the Reincorporation Merger, ACAC will have the issued and outstanding securities of (i) class A common stock of ACAC, par value $0.0001 per share (“ACAC Class A Common Stock”), (ii) class B common stock of ACAC, par value $0.0001 per share (“ACAC Class B Common Stock”, collectively with ACAC Class A Common Stock, “ACAC Common Stock”), (iii) units (“ACAC Units”), each consisting of one share of ACAC Class A Common Stock and one-half of ACAC Warrant (as defined below), and (iv) redeemable warrants (“ACAC Warrants”), of which one-half is included as part of each ACAC Unit, entitling the holder thereof to purchase one (1) share of ACAC Class A Common Stock at a purchase price of $11.50 per share. ACAC Units are currently listed on Nasdaq under symbol “ACACU”, shares of ACAC Class A Common Stock are currently listed on Nasdaq under symbol “ACAC”, and ACAC Warrants are currently listed on Nasdaq under symbol “ACACW”.

Immediately prior to the effective time of the Reincorporation Merger (the “Reincorporation Merger Effective Time”), (i) each issued and outstanding ACAC Unit will automatically separate into one share of ACAC Class A Common Stock and one-half of one ACAC Warrant, and (ii) each share of ACAC Class A Common Stock held by ACAC shareholders who validly redeemed their ACAC Class A Common Stock (each “ACAC Redeeming Share”) shall automatically be cancelled and cease to exist and shall thereafter represent only the right to be paid a pro-share redemption price.

At the Reincorporation Merger Effective Time, (i) each share of ACAC Common Stock issued and outstanding (other than ACAC Redeeming Shares) shall be converted automatically into one share of Purchaser Common Stock, and (ii) each issued and outstanding ACAC Warrant shall be converted automatically into one Purchaser Warrant.

Closing Payment Stock

At the effective time of the Acquisition Merger (“Effective Time”), by virtue of the Acquisition Merger and the Business Combination Agreement, and without any action on the part of ACAC, Purchaser, Merger Sub, Foxx, or stockholders of Foxx immediately prior to the Effective Time (the “Foxx Stockholders”), the Foxx Stockholders’ shares of common stock of Foxx (“Foxx Common Stock”) issued and outstanding immediately prior to the Effective Time will be canceled and automatically converted into the right to receive, without interest, the applicable portion of the Closing Payment Stock (as defined herein) as set forth in the Closing Consideration Spreadsheet. “Closing Payment Stock” means 5,000,000 shares of Purchaser Common Stock, which are equal or equivalent in value to the sum of $50,000,000 divided by $10.00 per share, among which, 500,000 shares in aggregate will be deposited to a segregated escrow account and to be released to the Foxx Stockholders if and only if, prior to or upon one-year anniversary of the Business Combination Agreement, the U.S. Congress has approved the affordable connectivity program of no less than $4 billion; or otherwise be cancelled and forfeited by PubCo without consideration.

Earnout Consideration

In addition to Closing Payment Stock, the Foxx Stockholders are entitled to receive up to an additional 4,200,000 shares of Purchaser Common Stock subject to achievement of certain milestones (the “Earnout Shares”). The Earnout Shares will be issued as below:

(i)     in connection with the financial performance for the fiscal year ending June 30, 2024

(A)    700,000 Earnout Shares will be issued to Foxx Stockholders on a pro rata basis if and only if PubCo’s audited consolidated financial statements for the fiscal year ending June 30, 2024 (“2024 PubCo Audited Financial Statements”), prepared in accordance with the Generally Accepted Accounting Principles of the United States (“U.S. GAAP”) and filed with the SEC on Form 10-K by PubCo after Closing, reflect revenue of PubCo for the fiscal year ending June 30, 2024 (the “PubCo 2024 Revenue”) no less than $67,000,000 (including $67,000,000) and less than $84,000,000 (excluding $84,000,000); or

(B)    1,400,000 Earnout Shares will be issued to Foxx Stockholders on a pro rata basis if and only if the PubCo 2024 Revenue is no less than $84,000,000 (including $84,000,000) and less than $100,000,000(excluding $100,000,000); or

(C)    2,100,000 Earnout Shares will be issued to Foxx Stockholders on a pro rata basis if and only if the PubCo 2024 Revenue is no less than $100,000,000; and

(D)    the Earnout Shares shall be issued and delivered pursuant to one paragraph from (i)(A)-(1)(C) above only once.

(ii)    In connection with the financial performance for the fiscal year ending June 30, 2025:

(A)    700,000 Earnout Shares will be issued to Foxx Shareholders on a pro rata basis if and only if PubCo’s audited consolidated financial statements for the fiscal year ending June 30, 2025 (“2025 PubCo Audited Financial Statements”), prepared in accordance with U.S. GAAP and filed with the SEC on Form 10-K by PubCo after Closing, reflect revenue of PubCo for the fiscal year ending June 30, 2025 (the “PubCo 2025 Revenue”) no less than $77,050,000 (including $77,050,000) and less than $96,600,000 (excluding $96,600,000); or

(B)    1,400,000 Earnout Shares will be issued to Foxx Stockholders on a pro rata basis if and only if the PubCo 2024 Revenue is no less than $96,600,000 (including $96,600,000) and less than $115,000,000 (excluding $115,000,000); or

(C)    2,100,000 Earnout Shares will be issued to Foxx Stockholders on a pro rata basis if and only if the PubCo 2024 Revenue reflected in the 2024 PubCo Audited Financial Statements is no less than One Hundred and Fifteen Million Dollars ($115,000,000) (including $115,000,000); and

(D)    the Earnout Shares shall be issued and delivered pursuant to one paragraph from (ii)(A) to (ii)(C) above only once.

Representations and Warranties

Under the Business Combination Agreement, ACAC, Purchaser and Merger Sub (together, the “Purchaser Parties”), on the one hand, Foxx, on the other hand, have each made customary representations and warranties to each other, including without limitation as to such parties’ organization and standing, due authorization, ownership, no conflict; and in the case of the Foxx, its liabilities, contracts, labor matters, intellectual properties, insurance, environmental matters, privacy and cybersecurity, anti-corruption compliance, anti-money laundering and trade compliance, telecommunication law compliance, permits and licenses, and certain other matters, and in the case of Purchaser Parties, disclosure and listing compliance as a public company (as applied to ACAC), and certain other matters. The representations and warranties in the Business Combination Agreement will not survive the Closing, except for those representations and warranties that by their terms expressly apply in whole or in part after the Closing.

Covenants and Agreements of the Parties

The Purchaser Parties and Foxx have agreed to operate their respective businesses in the ordinary course, consistent with past practices prior to the closing of the transactions (with certain exceptions) and not to take certain specified actions without the prior written consent of the other party. Foxx has agreed that certain key employees shall enter into employment agreements reasonably satisfactory to the Purchaser Parties as a condition to such employees’ continued employment post-closing.

Conditions to Consummation of the Merger

Consummation of the Business Combination is subject to the satisfaction or waiver by the respective parties of a number of conditions, including the approval of the Business Combination Agreement and the Business Combination by our stockholders. Other conditions to each party’s obligations, include, among others: (i) a registration statement on Form S-4 (the “Registration Statement”) to register the Purchaser Common Stock issued under the Business Combination Agreement having become effective; (ii) no governmental order, statute, rule or regulation having been enacted or promulgated enjoining or prohibiting the consummation of the Business Combination; (iv) no Material Adverse Effect (as defined in the Business Combination Agreement); (v) the net tangible assets of PubCo upon the consummation with the Business Combination no less than $5,000,001; (vi) the representations and warranties of parties being true and correct in all material aspect; and (vii) performance and compliance with all material respects of the Business Combination Agreement applicable to each party.

Termination

The Business Combination Agreement may be terminated by ACAC or Foxx under certain circumstances, including, among others, (i) by mutual written consent of ACAC and Foxx; (ii) by ACAC or Foxx, if any actions taken by such Governmental Order or Law makes the Business Combination illegal or otherwise prevents or prohibits consummation of the Business Combination; (iii) by ACAC or Foxx, if the Business Combination is not consummated prior to the deadline to consummate the business combination as provided in the governing documents of the; (iv) by ACAC if it fails to obtain the required vote at a Stockholders’ Meeting duly convened therefor or at any adjournment or postponement thereof; and (v) the other party’s breach of any representation, warranty, covenant or agreement as set forth in the Business Combination Agreement and failure to cure such breach within a certain period.

Governing Law and Dispute Resolution

The Business Combination Agreement is governed by the law of State of Delaware without regard to principles of conflicts of law that would result in the application of the substantive law of another jurisdiction. Subject to limited exceptions, all claims relating to the Business Combination Agreement and the transactions contemplated thereby will be subject to the exclusive jurisdiction of the Court of Chancery of the State of Delaware or, if it has or can acquire jurisdiction, United States District Court for the District of Delaware.

Related Agreements

This section describes the material provisions of certain additional agreements entered into or to be entered into pursuant to the Business Combination Agreement (the “Related Agreements”) but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of each of the Related Agreements, copies of each of which are attached hereto as exhibits. Stockholders and other interested parties are urged to read such Related Agreements in their entirety.

Foxx Support Agreement

Contemporaneously with the execution of the Business Combination Agreement, all existing Foxx Stockholders of issued and outstanding capital stock of Foxx as of the date thereof, entered into a support agreement pursuant to which such Foxx Stockholders agree, among other things, to vote in favor of the Business Combination Agreement and the transactions contemplated therein, not to exercise any redemption or adjustment rights, and waive any appraisal or dissenter rights.

Sponsor Support Agreement

Contemporaneously with the execution of the Business Combination Agreement, the sponsor of the initial public offering of ACAC, Acri Capital Sponsor LLC (the “Sponsor”), representing 39.85% of issued and outstanding ACAC Class A Common Stock as of the Record Date, entered into a letter agreement pursuant to which such the Sponsor agreed to, among other things, vote in favor of the Business Combination Agreement and the transactions contemplated therein. The Sponsor also agreed to vote their shares in favor of all other Proposals being presented at the Special Meeting and use its reasonable best efforts to take all actions reasonably necessary to consummate the Business Combination and waived its anti-dilution rights with respect to ACAC Class B Common Stock as provided in the Current Charter in connection with the Business Combination.

Form of Lock-Up Agreements

At or prior to the Closing, PubCo will enter into lock-up agreements (the “Lock-up Agreements”) with any stockholder who will hold more than 5% of the issued and outstanding shares of PubCo Common Stock upon the Closing. Pursuant to the Lock-Up Agreements, such parties will, subject to certain customary exceptions, agree not to sell, offer to sell, contract or agree to sell, pledge or otherwise dispose of, directly or indirectly, any share of PubCo Common Stock held by them until the earlier to occur of: (A) six months after the Closing, or (B) the date on which the last reported sale price of the PubCo Common Stock equals or exceeds $12.00 per share (as adjusted for share splits, share dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing after the Closing, or earlier, in any case, if subsequent to the Closing, the PubCo completes a subsequent liquidation, merger, stock exchange or other similar transaction that results in all of the Company’s stockholders having the right to exchange their shares for cash, securities or other property.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

This disclosure is limited to the U.S. federal income tax issues addressed herein. Additional issues may exist that are not addressed in this disclosure and that could affect the U.S. federal tax treatment of the Exchange Offer. Holders should seek their own advice based on their particular circumstances from an independent tax advisor.

The following is a discussion of certain material U.S. federal income tax considerations of the Business Combination for (1) U.S. Holders and Non-U.S. Holders (each as defined below, and together, “holders”) of shares of ACAC Class A Common Stock (i) that hold PubCo Common Stock following the adoption of the Proposed Charter in connection with the Business Combination or (ii) that elect to have their ACAC Class A Common Stock redeemed for cash if the Business Combination is completed and (2) holders of Foxx Common Stock. This discussion applies only to ACAC Class A Common Stock or Foxx Common Stock, as applicable, that are held as a “capital asset” within the meaning of Section 1221 of the Code for U.S. federal income tax purposes (generally, property held for investment). This discussion is limited to U.S. federal income tax considerations and does not address estate or any gift tax considerations or considerations arising under the tax laws of any state, local or non-U.S. jurisdiction. This discussion does not describe all of the U.S. federal income tax consequences that may be relevant to holders in light of their particular circumstances, including the alternative minimum tax, the Medicare tax on certain investment income and the different consequences that may apply holders are subject to special rules under U.S. federal income tax law that apply to certain types of investors, such as:

•        financial institutions or financial services entities;

•        broker-dealers;

•        insurance companies;

•        dealers or traders subject to a mark-to-market method of tax accounting with respect to shares of ACAC Class A Common Stock or Foxx Common Stock;

•        persons holding ACAC Class A Common Stock or Foxx Common Stock as part of a “straddle,” hedge, integrated transaction or similar transaction;

•        U.S. Holders (as defined below) whose functional currency is not the U.S. dollar;

•        “specified foreign corporations” (including “controlled foreign corporations”), “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax;

•        U.S. expatriates or former long-term residents of the United States;

•        governments or agencies or instrumentalities thereof;

•        regulated investment companies (RICs) or real estate investment trusts (REITs);

•        persons that directly, indirectly or constructively own five percent or more (by vote or value) of ACAC Class A Common Stock or Foxx Common Stock;

•        persons who received their shares of ACAC Class A Common Stock or Foxx Common Stock pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation;

•        the Sponsor or its affiliates, officers or directors;

•        partnerships (including entities or arrangements treated as partnerships for U.S. federal income tax purposes); and

•        tax-exempt entities.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds ACAC Class A Common Stock or Foxx Common Stock, the U.S. federal income tax treatment of the partners in the partnership will generally depend on the status of the partners and the activities of the partnership. Partnerships and their partners should consult their tax advisors with respect to the tax consequences to them of the Business Combination.

This discussion is based on the Code and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations as of the date hereof, which are subject to change, possibly on a retroactive basis, and changes to any of which subsequent to the date of this proxy statement/prospectus may affect the tax consequences described herein. This discussion does not address any aspect of state, local or non-U.S. taxation, or any U.S. federal taxes other than income taxes (such as gift and estate taxes).

We have not sought, and do not expect to seek, a ruling from the IRS as to any U.S. federal income tax consequence described herein. The IRS may disagree with the discussion herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion.

For purposes of this discussion, a U.S. Holder is a beneficial owner of (i) Foxx Common Stock or (ii) ACAC Class A Common Stock, as applicable, that is, for U.S. federal income tax purposes:

•        an individual who is a citizen or resident of the United States;

•        a corporation (or other entity taxable as a corporation) organized in or under the laws of the United States, any state thereof or the District of Columbia;

•        an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•        a trust if (i) a court within the United States is able to exercise primary supervision over the administration of such trust, and one or more such U.S. persons have the authority to control all substantial decisions of such trust or (ii) it has a valid election in effect under Treasury regulations to be treated as a United States person.

A Non-U.S. Holder is a beneficial owner of (i) Foxx Common Stock or (ii) ACAC Class A Common Stock, as applicable, who, or that is, for U.S. federal income tax purposes:

•        a non-resident alien individual, other than certain former citizens and residents of the United States subject to U.S. tax as expatriates;

•        a foreign corporation; or

•        an estate or trust that is not a U.S. holder.

All holders are urged to consult their own tax advisors with respect to the application of U.S. federal tax laws to their particular situation, as well as any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction.

Material Tax Considerations of the Business Combination to Holders of Foxx Common Stock

Tax Consequences if the Business Combination Qualifies as a Reorganization Within the Meaning of Section 368(a) of the Code

The parties intend for the Business Combination contemplated by the Business Combination Agreement to be treated as a “reorganization” for U.S. federal income tax purposes within the meaning of Section 368(a) of the Code. The obligations of ACAC, Merger Sub and Foxx to complete the Business Combination are not conditioned on the receipt of opinions from Robinson & Cole LLP or Winston & Strawn LLP to the effect that the Business Combination will qualify as a “reorganization” within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes, and the Business Combination will occur even if it does not so qualify. Neither ACAC nor Foxx has requested, and neither intends to request, a ruling from the IRS as to the U.S. federal income tax consequences of the Business Combination. Consequently, no assurance can be given that the IRS will not assert, or that a court would not sustain, a position contrary to any of those set forth below. Accordingly, each holder of Foxx Common Stock is urged to consult its tax advisor with respect to the particular tax consequence of the Business Combination to such holder.

If the Business Combination qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, each holder of Foxx Common Stock generally will not recognize gain or loss upon exchanging its Foxx Common Stock for PubCo Common Stock. The tax basis of PubCo Common Stock received by a holder of Foxx Common Stock will be the same as the tax basis of the Foxx Common Stock surrendered in exchange for PubCo Common Stock. Such aggregate adjusted tax basis will be allocated to PubCo Common Stock received by the holder. The holder’s holding period for the shares of PubCo Common Stock that it receives pursuant to the merger will include its holding period for the shares of Foxx Common Stock it surrenders.

Each holder of Foxx Common Stock who receives shares of PubCo Common Stock in the Business Combination is required to retain permanent records pertaining to the Business Combination and make such records available to any authorized IRS officers and employees. Such records should specifically include information regarding the number, basis, and fair market value of the Foxx Common Stock exchange and the number of shares of PubCo Common Stock received in exchange therefor. Additionally, holders of Foxx Common Stock who owned immediately before the Business Combination at least one percent (by vote or value) of the total outstanding stock of Foxx Common Stock are required to attach a statement to their U.S. federal income tax returns for the year in which the Business Combination is consummated that contains the information listed in Treasury Regulation Section 1.368-3(b). Such statement must include the holder’s tax basis in such holder’s Foxx Common Stock surrendered in the Business Combination, the fair market value of such stock, the date of the Business Combination and the name and employer identification number of each of PubCo and Foxx. Holders of shares of Foxx Common Stock are urged to consult with their tax advisors regarding the application of these rules.

Tax Consequences if the Business Combination Fails to Qualify as a Reorganization Within the Meaning of Section 368(a) of the Code

If the Business Combination contemplated by the Business Combination Agreement does not qualify as a “reorganization” within the meaning of Section 368(a) of the Code, then, for U.S. federal income tax purposes, a holder holding Foxx Common Stock generally would be treated as selling its Foxx Common Stock in exchange for PubCo Common Stock in a taxable transaction.

A U.S. Holder who receives the merger consideration pursuant to the Business Combination would generally recognize capital gain or loss equal to the difference, if any, between (i) the fair market value of the PubCo Common Stock, as determined for U.S. federal income tax purposes and (ii) such U.S. holder’s adjusted tax basis in the Foxx Common Stock surrendered. Such gain or loss generally will be long-term capital gain or loss provided the U.S. holder’s holding period for the Foxx Common Stock surrendered in the merger exceeds one year as of the closing date. Long-term capital gain of certain non-corporate holders (including individuals) is currently eligible for U.S. federal income taxation at preferential rates. The deductibility of capital losses is subject to limitations under the Code. U.S. holders that realize a loss should consult their tax advisors regarding the allowance of this loss.

The tax consequences to a Non-U.S. Holder if the Business Combination is treated as a taxable sale of Foxx Common Stock by the Non-U.S. Holder generally will be the same as described below under the section entitled “— Non-U.S. Holders — Taxation of Redemption Treated as an Exchange of ACAC Class A Common Stock” with respect to the Foxx Common Stock sold. The Business Combination Agreement obligates Foxx to deliver a certificate to ACAC on or prior to the closing date that as of the date of the certificate, Foxx is not a United States real property holding corporation.

A holder’s initial tax basis in the PubCo Common Stock received in the Business Combination will equal the fair market value of such stock upon receipt, and the holding period for such stock will begin on the day following the closing date of the Business Combination.

Adoption of the Proposed Charter

Holders of ACAC Class A Common Stock are not expected to recognize any gain or loss under U.S. federal income tax laws as a result of the adoption of the Proposed Charter in connection with the Business Combination. It is expected that each such holder would have the same basis in its PubCo Common Stock after the adoption of the Proposed Charter as that holder has in the corresponding ACAC Class A Common Stock immediately prior to the adoption of the Proposed Charter, and such holder’s holding period in the PubCo Common Stock would include the holder’s holding period in the corresponding ACAC Class A Common Stock. Although the matter is not entirely clear, this discussion assumes, and we intend to take the position, that the adoption of the Proposed Charter does not result in an exchange by the holders of ACAC Class A Common Stock for PubCo Common Stock for U.S. federal income tax purposes. If contrary to this characterization, the adoption of the Proposed Charter does result in an exchange, it is expected that such exchange would be treated as a recapitalization for U.S. federal income tax purposes. The consequences to holders of a recapitalization could be different than those discussed above. Each holder should consult its own tax advisor regarding the U.S. federal income tax consequences to it of the adoption of the Proposed Charter in connection with the Business Combination.

The remainder of this discussion assumes that the adoption of the Proposed Charter will not result in an exchange for U.S. federal income tax purposes.

Material Tax Considerations Related to a Redemption of ACAC Class A Common Stock

The discussion under this heading, “— Material Tax Considerations Related to a Redemption of ACAC Class A Common Stock,” constitutes the opinion of Messina Madrid Law PA, insofar as it discusses the material U.S. federal income tax considerations applicable to U.S. Holders and Non-U.S. Holders of ACAC Class A Common Stock of a redemption of their ACAC Class A Common Stock pursuant to the exercise of their redemption right in connection with the stockholder vote regarding the Business Combination Proposal, based on, and subject to, customary assumptions, qualifications and limitations, and the assumptions, qualifications and limitations in this section titled “Material U.S. Federal Income Tax Consequences” and in the opinion included as Exhibit 8.1 hereto.

Treatment of Redemption of ACAC Class A Common Stock

In the event that a holder’s ACAC Class A Common Stock is redeemed pursuant to the exercise of its redemption right in connection with the stockholder vote regarding the Business Combination Proposal the treatment of the transaction for U.S. federal income tax purposes will depend on whether the redemption qualifies as a sale of the ACAC Class A Common Stock under Section 302 of the Code. If the redemption qualifies as a sale of ACAC Class A Common Stock, U.S. Holders will be treated as described under “U.S. Holders — Taxation of Redemption Treated as an Exchange of ACAC Class A Common Stock” below and Non-U.S. Holders will be treated as described under “Non-U.S. Holders — Taxation of Redemption Treated as an Exchange of ACAC Class A Common Stock” below. If the redemption does not qualify as a sale of ACAC Class A Common Stock, U.S. Holders will be treated as receiving a corporate distribution with the tax consequences described below under “U.S. Holders — Taxation of Redemption Treated as a Distribution” and Non-U.S. Holders will be subject to the tax consequences described below under “— Non-U.S. Holders — Taxation of Redemption Treated as a Distribution” below. Whether a redemption qualifies for sale treatment will depend largely on the total number of ACAC Class A Common Stock treated as held by the holder relative to all of ACAC’s shares outstanding both before and after such redemption. The redemption of ACAC Class A Common Stock generally will be treated as a sale of the ACAC Class A Common Stock (rather than as a corporate distribution) if such redemption (i) is “substantially disproportionate” with respect to the holder, (ii) results in a “complete termination” of the holder’s interest in ACAC or (iii) is “not essentially equivalent to a dividend” with respect to the holder (collectively, the “302 tests”). These tests are explained more fully below.

In determining whether any of the 302 tests is satisfied, a holder takes into account not only ACAC shares actually owned by the holder, but also ACAC shares that are constructively owned by such holder under the relevant rules. A holder may constructively own, in addition to shares owned directly, shares owned by certain related individuals and entities in which the holder has an interest or that have an interest in such holder, as well as any shares the holder has a right to acquire by exercise of an option. In order to meet the substantially disproportionate test, the percentage of ACAC outstanding voting shares actually and constructively owned by the holder immediately following the redemption of ACAC Class A Common Stock must, among other requirements, be less than 80% of the percentage of our outstanding voting shares actually and constructively owned by the holder immediately before the redemption. There will be a complete termination of a holder’s interest if either (i) all of the ACAC shares actually and constructively owned by the holder are redeemed or (ii) all of the ACAC shares actually owned by the holder are redeemed and the holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of shares owned by certain family members and the holder does not constructively own any other ACAC shares. The redemption of ACAC Class A Common Stock will not be essentially equivalent to a dividend if such redemption results in a “meaningful reduction” of the holder’s proportionate interest in ACAC. Whether the redemption will result in a meaningful reduction in a holder’s proportionate interest in ACAC will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.” A holder should consult with its own tax advisors as to the tax consequences of a redemption.

If none of the 302 tests is satisfied, then the redemption will be treated as a corporate distribution and the tax effects will be as described under “U.S. Holders — Taxation of Redemption Treated as a Distribution” and “Non-U.S. Holders — Taxation of Redemption Treated as a Distribution” below. After the application of those rules, any remaining tax basis of the U.S. Holder in the redeemed ACAC Class A Common Stock will be added to the holder’s adjusted tax basis in its remaining ACAC shares, or, if it has none, possibly to the U.S. Holder’s adjusted tax basis in its other shares constructively owned by such U.S. Holder.

U.S. Holders

Taxation of Redemption Treated as an Exchange of ACAC Class A Common Stock.    If the redemption qualifies as an exchange of ACAC Class A Common Stock as described above under “— Treatment of Redemption of ACAC Class A Common Stock,” a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in the ACAC Class A Common Stock. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for the ACAC Class A Common Stock so disposed of exceeds one year. It is unclear, however, whether the redemption rights with respect to the ACAC Class A Common Stock may suspend the running of the applicable holding period for this purpose. Long-term capital gains recognized by non-corporate U.S. Holders will be eligible to be taxed at reduced rates under current law. The deductibility of capital losses is subject to limitations.

Generally, the amount of gain or loss recognized by a U.S. Holder is an amount equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition and (ii) the U.S. Holder’s adjusted tax basis in its ACAC Class A Common Stock so disposed of. A U.S. Holder’s adjusted tax basis in its ACAC Class A Common Stock generally will equal the U.S. Holder’s acquisition cost less any prior distributions treated as a return of capital for U.S. federal income tax purposes.

Taxation of Redemption Treated as a Distribution.    If the redemption does not qualify as an exchange of ACAC Class A Common Stock, a U.S. Holder will generally be treated as receiving a distribution in respect of its ACAC Class A Common Stock. Such a distribution generally will be includable in a U.S. Holder’s gross income as dividend income to the extent that such distributions are paid out of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. Dividends will be taxable to a corporate U.S. Holder at regular rates and will generally be eligible for the dividends-received deduction if the requisite holding period is satisfied.

For non-corporate U.S. Holders, if the U.S. Holder satisfies certain holding period requirements and the U.S. Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property, dividends are “qualified dividend income” taxed at the preferential applicable long-term capital gain rate. It is unclear whether the redemption rights with respect to the ACAC Class A Common Stock may prevent a U.S. Holder from satisfying the applicable holding period requirements with respect to the dividends received deduction or the preferential tax rate on qualified dividend income, as the case may be. If the holding period requirements are not satisfied, then non-corporate U.S. Holders may be subject to tax on such dividends at regular ordinary income tax rates instead of the preferential rate that applies to qualified dividend income.

Distributions in excess of our current or accumulated earnings and profit generally will be applied against and reduce the U.S. Holder’s basis in its ACAC Class A Common Stock (but not below zero) and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such ACAC Class A Common Stock in the manner described above under “— Taxation of Redemption Treated as an Exchange of ACAC Class A Common Stock.”

U.S. Information Reporting and Backup Withholding.    Distributions with respect to the ACAC Class A Common Stock to a U.S. Holder, whether or not such distributions qualify as dividends for U.S. federal income tax purposes, and proceeds from the sale, exchange or redemption of the ACAC Class A Common Stock by a U.S. Holder generally are subject to information reporting to the IRS and possible U.S. backup withholding, unless the U.S. Holder is an exempt recipient. Backup withholding may apply to such payments if a U.S. Holder fails to furnish a correct taxpayer identification number, fails to furnish a certification of exempt status or has been notified by the IRS that it is subject to backup withholding (and such notification has not been withdrawn).

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability, and such holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

Non-U.S. Holders

Redemption of ACAC Class A Common Stock.    The characterization for U.S. federal income tax purposes of the redemption of a Non-U.S. Holder’s share of ACAC Class A Common Stock pursuant to the redemption provisions described in the section of this proxy statement/prospectus entitled “Special Meeting of Public Stockholders — Redemption Rights” generally will follow the U.S. federal income tax characterization of such a redemption as described under “ — Treatment of Redemption of ACAC Class A Common Stock” above.

Because the satisfaction of the 302 tests described above is dependent on matters of fact, withholding agents may presume, for withholding purposes, that all amounts paid to Non-U.S. Holders in connection with a redemption are treated as distributions in respect of their shares. Accordingly, a Non-U.S. Holder should expect that a withholding agent will likely withhold U.S. federal income tax on the gross proceeds payable to a Non-U.S. Holder pursuant to a redemption at a rate of 30% unless such Non-U.S. Holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E, or other applicable IRS Form W-8). Each holder should consult with its own tax advisors as to the tax consequences to it of any redemption of its ACAC Class A Common Stock, including its ability to obtain a refund of any amounts withheld by filing an appropriate claim for a refund with the IRS in the event that the Non-U.S. Holder is not treated as receiving a dividend under the 302 tests.

Taxation of Redemption Treated as an Exchange of ACAC Class A Common Stock.    A Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax in respect of any gain realized upon the redemption of ACAC Class A Common Stock unless:

•        the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

•        the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•        ACAC Class A Common Stock constitutes a U.S. real property interest (“USRPI”) by reason of ACAC’s status as a U.S. real property holding corporation (“USRPHC”) for U.S. federal income tax purposes, and certain other conditions are met.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular rates applicable to a U.S. Holder, unless an applicable tax treaty provides otherwise. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet above, ACAC believes that it is not and has not been at any time since its formation, and does not expect to be immediately after the Business Combination is completed, a USRPHC.

Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Taxation of Redemption Treated as a Distribution.    If the redemption does not qualify as an exchange of ACAC Class A Common Stock, with respect to a Non-U.S. Holder, such holder will generally be treated as receiving a distribution in respect of ACAC Class A Common Stock. Such a distribution to the extent paid out of ACAC’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles) will constitute a dividend for U.S. federal income tax purposes. Amounts not treated as a dividend for U.S. federal income tax purposes will constitute a return of capital and be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its common stock, but not below zero, and thereafter as capital gain and will be treated as described above under “— Non-U.S. Holders — Taxation of Redemption Treated as an Exchange of ACAC Class A Common Stock.”

Subject to the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder of ACAC Class A Common Stock will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Information Reporting and Backup Withholding.    Payments of dividends on ACAC Class A Common Stock will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any dividends on ACAC Class A Common Stock paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld. In addition, proceeds from a sale or other taxable disposition of ACAC Class A Common Stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person, or the holder otherwise establishes an exemption. Proceeds from a disposition of ACAC Class A Common Stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Foreign Account Tax Compliance Act.    Under Sections 1471 through 1474 of the Code (such Sections commonly referred to as “FATCA”), payments of dividends on and the gross proceeds of dispositions of common stock of a U.S. issuer paid to (i) a “foreign financial institution” (as specifically defined in the Code) or (ii) a “non-financial foreign entity” (as specifically defined in the Code) will be subject to a withholding tax (separate and apart from, but without duplication of, the withholding tax described above) at a rate of 30%, unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied or an exemption from these rules applies. Under proposed Treasury Regulations, the preamble to which states that taxpayers may rely on them until final Treasury Regulations are issued, this withholding tax will not apply to the gross proceeds from the sale or disposition of ACAC Class A Common Stock or PubCo Common Stock. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. If a dividend payment is both subject to withholding under FATCA and subject to the withholding tax discussed above, the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax. Non-U.S. holders should consult their tax advisors regarding the possible implications of this withholding tax on their ACAC Class A Common Stock or PubCo Common Stock.

Anticipated Accounting Treatment of the Business Combination

Notwithstanding the legal form, the Business Combination will be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, ACAC will be treated as the acquired company for financial reporting purposes, whereas Foxx will be treated as the accounting acquiror. In accordance with this accounting method, the Business Combination will be treated as the equivalent of Foxx issuing stock for the net assets of ACAC, accompanied by a recapitalization. The net assets of Foxx will be stated at historical cost, with no goodwill or other intangible assets recorded, and operations prior to the Business Combination will be those of Foxx. Foxx has been determined to be the accounting acquiror for purposes of the Business Combination based on an evaluation of the following facts and circumstances Notwithstanding the legal form, the Business Combination will be accounted for as a reverse recapitalization in accordance with GAAP:

•        Foxx’s operations prior to the Business Combination will comprise the ongoing operations of PubCo;

•        Foxx’s existing executive management team will remain as part of the executive management team of PubCo; and

Foxx’s stockholders are expected to have a majority of the voting power of PubCo.

The Business Combination is not subject to any additional federal or state regulatory requirement or approval, except for the filings with the State of Delaware necessary to effectuate the Business Combination and the filing of required notifications. The Business Combination is not reportable under the HSR Act.

Required Vote of Public Stockholders

The approval of the Business Combination Proposal will require the affirmative vote of the holders of a majority of the shares of ACAC Common Stock cast in respect of the Business Combination Proposal and entitled to vote thereon at the Special Meeting, voting together as a single class. Additionally, the Business Combination will not be consummated if ACAC has less than $5,000,001 of net tangible assets after taking into account the redemption into cash of all Public Shares properly demanded to be redeemed by Public Stockholders.

The approval of the Business Combination Proposal is a condition to the consummation of the Business Combination. If the Business Combination Proposal is not approved, the other proposals (except the Adjournment Proposal, as described below) will not be effective.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS THAT PUBLIC STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE BUSINESS COMBINATION PROPOSAL.

The existence of financial and personal interests of one or more of ACAC’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of ACAC and its stockholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that stockholders vote for the Proposals. In addition, ACAC’s directors and officers have interests in the Business Combination that may conflict with or be in addition to your interests as a stockholder. See the section entitled “Proposal 1: The Business Combination Proposal — Interests of the Founders and ACAC’s Directors and Officers in the Business Combination” for a further discussion of these considerations.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following selected unaudited pro forma condensed combined financial data is derived from the unaudited pro forma condensed combined balance sheet and unaudited pro forma condensed combined statements of operations included elsewhere in this proxy statement/prospectus and is provided to aid you in your analysis of the financial aspects of the Business Combination, which is referred to as the “Transactions.”

The unaudited pro forma condensed combined financial statements are based on the Acri Capital Acquisition Corporation (“ACAC”) historical financial statements and Foxx Development Inc. (“Foxx”) historical financial statements as adjusted to give effect to the Transactions. The unaudited pro forma condensed combined balance sheet gives pro forma effect to the Transactions as if they had been consummated on December 31, 2023. The unaudited pro forma condensed combined statement of operations for the six months ended December 31, 2023 and for the year ended June 30, 2023, which is Foxx’s fiscal year end, gives effect to the Transactions as if they had occurred on July 1, 2022, the beginning of the earliest period presented. Upon completion of the Business Combination, New Foxx will change its fiscal year end to June 30.

The unaudited pro forma condensed combined financial statements were prepared in accordance with Article 11 of SEC Regulation S-X, as amended by the final rule, Release No. 33-10786, Amendments to Financial Disclosures about Acquired and Disposed Businesses. Release No. 33-10786 replaced the previous pro forma adjustment criteria with simplified requirements to depict the accounting for the Transactions (“Transaction Accounting Adjustments”) and present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). Management has elected not to present Management’s Adjustments and will only be presenting Transaction Accounting Adjustments in the unaudited pro forma condensed combined financial information. The adjustments presented in the unaudited pro forma condensed combined financial statements have been identified and presented to provide relevant information necessary for an understanding of the PubCo reflecting the Transactions.

The unaudited pro forma condensed combined financial statements are provided for illustrative purposes only and are not necessarily indicative of what the actual results of operations and financial position would have been had the Transactions taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the PubCo.

The unaudited pro forma condensed combined balance sheet as of December 31, 2023 has been prepared using, and should be read in conjunction with, the following:

•        ACAC’s audited balance sheet as of December 31, 2023 and the related notes included elsewhere in this proxy statement/prospectus; and

•        Foxx’s unaudited consolidated balance sheet as of December 31, 2023 and the related notes included elsewhere in this proxy statement/prospectus.

The unaudited pro forma condensed combined statement of operations for the six months ended December 31, 2023 has been prepared using, and should be read in conjunction with, the following:

•        ACAC’s statement of operations for the six months ended December 31, 2023 derived from the historical information of ACAC; and

•        Foxx’s unaudited consolidated statements of operations for the six months ended December 31, 2023 and the related notes included elsewhere in this proxy statement/prospectus.

The unaudited pro forma condensed combined statement of operations for the year ended June 30, 2023 has been prepared using, and should be read in conjunction with, the following:

•        ACAC’s statement of operations for the twelve months ended June 30, 2023 derived from the historical information of ACAC; and

•        Foxx’s audited statements of operations for the year ended June 30, 2023 and the related notes included elsewhere in this proxy statement/prospectus.

Description of the Business Combination

On February 18, 2024, ACAC entered into a business combination agreement (as amended from time to time, the “Business Combination Agreement”), by and among ACAC, Acri Capital Merger Sub I Inc., a Delaware corporation and wholly-owned subsidiary of ACAC (“Purchaser”, or “PubCo” upon and following closing of the Business Combination), Acri Capital Merger Sub II Inc., a Delaware corporation and wholly-owned subsidiary of Purchaser (“Merger Sub”, together with ACAC and Purchaser, the “Purchaser Parties”), and Foxx, pursuant to which (i) ACAC will merge with and into Purchaser (the “Reincorporation Merger”), and (ii) Foxx will merge with and into Merger Sub, with Merger Sub surviving as a wholly-owned subsidiary of Purchaser (the “Acquisition Merger”). The Reincorporation Merger, the Acquisition Merger, and other transactions contemplated under the Business Combination Agreement, are collectively referred to as the “Business Combination”.

Accounting for the Business Combination

The Business Combination will be accounted for as a “reverse recapitalization” in accordance with U.S. GAAP. Under this method of accounting, ACAC will be treated as the “acquired” company for financial reporting purposes. This determination is primarily based on the fact that subsequent to the Business Combination, Foxx Stockholders are expected to have a majority of the voting power of the PubCo, Foxx will comprise all of the ongoing operations of the PubCo, Foxx will comprise a majority of the governing body of the PubCo, and Foxx’s senior management will comprise all of the senior management of the PubCo. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of Foxx issuing shares for the net assets of ACAC, accompanied by a recapitalization. The net assets of ACAC will be stated at historical costs. No goodwill or other intangible assets will be recorded. Operations prior to the Business Combination will be those of Foxx.

Basis of Pro Forma Presentation

The unaudited pro forma combined financial information included in this proxy statement/prospectus has been prepared using the assumptions below with respect to the potential redemption into cash of ACAC Common Stock:

•        Assuming No Redemptions (Scenario 1):    This presentation assumes that no Public Stockholders exercise their right to redeem their Public Shares (excluding the Redeemed Public Shares) for their pro rata share of the Trust Account, and thus, the full amount held in the Trust Account as of the Closing is available for the Business Combination; and

•        Assuming Maximum Redemptions (Scenario 2):    This presentation assumes that a maximum of 3,255,050 Public Shares issued and outstanding as of the Closing are redeemed, resulting in an aggregate cash payment of approximately $36.2 million from the Trust Account based on an assumed redemption price of $11.12 per share as of December 31, 2023. As of the date of this proxy statement/prospectus, the redemption price increased from $11.12 per share to $11.19 per share which reflects three of $75,000 non-interest-bearing loans from the Sponsor and deposited into the Trust Account in order to extend the available time to complete the Business Combination to April 14, 2024.

The following table illustrates estimated ownership levels in the PubCo, immediately following the consummation of the Business Combination, based on the two levels of redemptions by the Public Stockholders and the following assumptions:

	Pro Forma Combined (Assuming No Redemptions) Ownership in shares	Ownership %	Pro Forma Combined (Assuming Maximum Redemptions) Ownership in shares	Ownership %
ACAC Public Stockholders	3,255,050	31.1%	—	—%
ACAC Initial Stockholders	2,156,250	20.6%	2,156,250	30.0%
Foxx Stockholders	5,000,000	47.9%	5,000,000	69.4%
Representative Shares	43,125	0.4%	43,125	0.6%
Total	10,454,425	100.0%	7,199,375	100.0%

The table below shows possible sources of dilution and the extent of such dilution that non-redeeming public stockholders could experience in connection with the Closing of the Business Combination. In an effort to illustrate the extent of such dilution, the table below assumes (i) the exercise of all ACAC Warrants, which are exercisable for one share of ACAC Common Stock at a price of $11.50 per share, (ii) the issuance of Earnout Shares held in escrow in full as a result of the achievement of the Triggering Events, (iii) the shares initially reserved for issuance under the Incentive Plan, and (iv) up to 3,000,000 shares under Working Capital Warrants if the holders of working capital promissory notes select to convert the working capital promissory notes into Working Capital Shares. The following table illustrates estimated ownership levels in the PubCo based on the two levels of redemptions by the Public Stockholders with all possible sources of dilution and the following assumptions:

	Pro Forma Combined (Assuming No Redemptions) Ownership in shares	Ownership %	Pro Forma Combined (Assuming Maximum Redemptions) Ownership in shares	Ownership %
ACAC Public Stockholders(1)	7,567,550	25.8%	4,312,500	17.0%
ACAC Initial Stockholders(2)	10,396,250	35.5%	10,396,250	40.9%
Foxx Stockholders(3)	9,200,000	31.5%	9,200,000	36.2%
Representative Shares	43,125	0.1%	43,125	0.2%
Shares initially reserved for issuance under the Incentive Plan(4)	2,090,885	7.1%	1,439,875	5.7%
Total	29,297,810	100.0%	25,391,750	100.0%

____________

(1)      Including 4,312,500 shares underlying Public Warrants.

(2)      Including 5,240,000 shares underlying Private Warrants, 2,156,250 Founder Shares, and up to 3,000,000 shares under Working Capital Warrants if the holders of working capital promissory notes select to convert the working capital promissory notes into Working Capital Shares.

(3)      Including 9,200,000 Merger Consideration Shares, consisting of 5,000,000 Closing Merger Consideration Shares to be issued at Closing and 4,200,000 Earnout Shares subject to the vesting schedule set forth in the Merger Agreement.

(4)      Shares of PubCo Common Stock that will be available for issuance under the Incentive Plan, which will initially be equal to 20% of the outstanding shares of PubCo Common Stock as of the Closing.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF DECEMEBER 31, 2023

		(2) Foxx				Scenario 1 Assuming No Redemptions			Scenario 2 Assuming Maximum Redemptions
	(1) ACAC (Historical)	(Historical)	Transaction Accounting Adjustments	Note	(Pro Forma)	Transaction Accounting Adjustments	Note	Pro Forma Combined	Additional Transaction Accounting Adjustments	Note	Pro Forma Combined
Assets:
Current assets:
Cash and cash equivalents	$54,289	$456,002	$11,000,000	(A)	$11,456,002	$36,672,846	(C)	$44,183,812	$(36,198,862)	(J)	$7,984,950
						(1,725,000)	(D)
						(282,578)	(F)
						(560,000)	(G)
						(1,431,747)	(H)
Accounts receivable		175,000	—		175,000	—		175,000			175,000
Inventories		130,364	—		130,364	—		130,364			130,364
Prepayment and other current assets	5,791	1,749,979	—		1,749,979	—		1,755,770	—		1,755,770
Total current assets	60,080	2,511,345	11,000,000		13,511,345	32,673,521		46,244,946	(36,198,862)		10,046,084

Property and equipment, net	—	159,992	—		159,992	—		159,992	—		159,992
Operating right-of-use asset	—	122,027	—		122,027	—		122,027	—		122,027
Deferred offering costs	—	153,600	—		153,600	(153,600)	(G)	—			—
Security deposit	—	28,030	—		28,030			28,030			28,030
Investments held in Trust Account	36,672,846	—	—		—	(36,672,846)	(C)	—	—		—
Total Assets	$36,732,926	$2,974,994	$11,000,000		$13,974,994	$(4,152,925)		$46,554,995	$(36,198,862)		$10,356,133

Liabilities, Temporary Equity, and Stockholders’ Equity (Deficit)
Current liabilities:
Accrued expenses and other current liabilities	122,007	180,343	—		180,343	(66,078)	(F)	226,272	—		226,272
						(10,000)	(G)
Franchise tax payable	37,905	—	—		—	—		37,905	—		37,905
Income tax payable	402,142	15,842	—		15,842	—		417,984	—		417,984
Excise tax payable	556,620	—	—		—			556,620			556,620
Short-term loans	—	291,208	—		291,208			291,208			291,208
Current maturity of long-term loan	—	18,403	—		18,403			18,403			18,403
Operating lease liability – current	—	39,516	—		39,516			39,516			39,516
Convertible promissory notes	—	4,000,000	11,000,000	(A)	—	—		—	—		—
			(15,000,000)	(B)
Promissory notes – related party	1,431,747	—	—		—	(1,431,747)	(H)	—	—		—
Total current liabilities	2,550,421	4,545,312	(4,000,000)		545,312	(1,507,825)		1,587,908	—		1,587,908

Operating lease liability – non-current	—	83,413	—		83,413			83,413			83,413
Long-term loan – non-current	—	105,504	—		105,504			105,504			105,504
Deferred tax liability	33,937	—	—		—			33,937			33,937
Deferred underwriters’ discount	2,587,500	—	—		—	(2,587,500)	(D)	—	—		—
Total Liabilities	5,171,858	4,734,229	(4,000,000)		734,229	(4,095,325)		1,810,762	—		1,810,762

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF DECEMEBER 31, 2023 — (Continued)

		(2) Foxx				Scenario 1 Assuming No Redemptions			Scenario 2 Assuming Maximum Redemptions
	(1) ACAC (Historical)	(Historical)	Transaction Accounting Adjustments	Note	(Pro Forma)	Transaction Accounting Adjustments	Note	Pro Forma Combined	Additional Transaction Accounting Adjustments	Note	Pro Forma Combined
Commitments and Contingencies

Class A common stock subject to possible redemption	36,198,862	—	—		—	(36,198,862)	(J)	—	—		—

Stockholders’ Equity (Deficit):
Preferred stock	—	—	—			—		—	—		—
Common stock	—	1,000	500	(B)	1,500	4	(D)	1,046	(326)	(J)	720
						216	(E)
						(1,000)	(I)
						326	(J)
Class A common stock	—	—	—		—	—		—	—		—
Class B common stock	216	—	—		—	(216)	(E)	—	—		—
Additional paid-in capital	—	7,023,492	14,999,500	(B)	22,022,992	862,496	(D)	53,526,914	(36,198,536)	(J)	17,328,378
						(4,638,010)	(E)
						(216,500)	(F)
						(703,600)	(G)
						1,000	(I)
						36,198,536	(J)
Accumulated deficit	(4,638,010)	(8,783,727)	—		(8,783,727)	4,638,010	(E)	(8,783,727)			(8,783,727)
Total Stockholders’ Equity (Deficit)	(4,637,794)	(1,759,235)	15,000,000		13,240,765	36,141,262		44,744,233	(36,198,862)		8,545,371
Total Liabilities, Temporary Equity, and Stockholders’ Equity (Deficit)	$36,732,926	$2,974,994	$11,000,000		$13,974,994	$(4,152,925)		$46,554,995	$(36,198,862)		$10,356,133

____________

(1)      Derived from the audited balance sheet of ACAC as of December 31, 2023. See ACAC’s financial statements and the related notes appearing elsewhere in this proxy statement/prospectus.

(2)      Derived from the unaudited consolidated balance sheet of Foxx as of December 31, 2023. See Foxx’s financial statements and the related notes appearing elsewhere in this proxy statement/prospectus.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2023

			Scenario 1 Assuming No Redemptions			Scenario 2 Assuming Maximum Redemptions
	(1) ACAC (Historical)	(2) Foxx (Historical)	Transaction Accounting Adjustments	Note	Pro Forma Combined	Additional Transaction Accounting Adjustments	Note	Pro Forma Combined
Revenues	$—	$832,827	$—		$832,827	$—		$832,827
Cost of goods sold	—	733,244	—		733,244	—		733,244
Gross profit	—	99,583	—		99,583	—		99,583

Operating expenses:
Selling expense	—	344,583	—		344,583	—		344,583
General and administrative expenses	290,379	849,791	—		1,140,170	—		1,140,170
Franchise tax expenses	41,742	—	—		41,742	—		41,742
Total operating expenses	332,121	1,194,374	—		1,526,495	—		1,526,495
Loss from Operations	(332,121)	(1,094,791)	—		(1,426,912)	—		(1,426,912)
Other income
Interest earned on investment held in Trust Account	955,845	—	(955,845)	(AA)	—	—		—
Interest expense	—	(92,205)	85,556	(CC)	(6,649)			(6,649)
Other expense, net	—	(445)	—		(445)	—		(445)
Total other income	955,845	(92,650)	(870,289)		(7,094)	—		(7,094)
Income (loss) before income taxes	623,724	(1,187,441)	(870,289)		(1,434,006)	—		(1,434,006)
Provision for income taxes	191,961	—	(191,961)	(AA)	—	—		—
Net Income (Loss)	$431,763	$(1,187,441)	$(678,328)		$(1,434,006)	$—		$(1,434,006)

Basic and diluted weighted average shares outstanding, common stock subject to possible redemption	3,278,411		(3,278,411)	(BB)	—	—		—
Basic and diluted net income per share, common stock subject to possible redemption	$0.22				$—			$—
Basic and diluted weighted average shares outstanding, common stock attributable to ACAC	2,156,250		8,298,175	(BB)	10,454,425	(3,255,050)	(BB)	7,199,375
Basic and diluted net loss per share, common stock attributable to ACAC	$(0.14)				$(0.14)			$(0.20)

Basic and diluted weighted average of common stock outstanding		1,000,000
Basic and diluted loss per share per common stock		$(1.19)

____________

(1)      Derived from the historical information of ACAC for the six months ended December 31, 2023.

(2)      Derived from the unaudited consolidated statement of operations of Foxx for the six months ended December 31, 2023. See Foxx’s financial statements and the related notes appearing elsewhere in this proxy statement/prospectus.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED JUNE 30, 2023

			Scenario 1 Assuming No Redemptions			Scenario 2 Assuming Maximum Redemptions
	(1) ACAC (Historical)	(2) Foxx (Historical)	Transaction Accounting Adjustments	Note	Pro Forma Combined	Additional Transaction Accounting Adjustments	Note	Pro Forma Combined
Revenues	$—	$21,622,887	$—		$21,622,887	$—		$21,622,887
Cost of goods sold	—	20,514,107	—		20,514,107	—		20,514,107
Gross profit	—	1,108,780	—		1,108,780	—		1,108,780

Operating expenses:
General and administrative expenses	946,950	750,473	216,500	(DD)	1,913,923	—		1,913,923
Research and development – related party	—	272,080	—		272,080	—		272,080
Franchise tax expenses	75,983	—	—		75,983	—		75,983
Total operating expenses	1,022,933	1,022,553	216,500		2,261,986	—		2,261,986
Loss from Operations	(1,022,933)	(1,022,553)	(216,500)		(2,261,986)	—		(2,261,986)
Other income
Interest earned on investment held in Trust Account	2,329,074	—	(2,329,074)	(AA)	—			—
Interest expense	—	(9,277)	3,500	(CC)	(5,777)	—		(5,777)
Other expense, net	—	(4,522)	—		(4,522)	—		(4,522)
Total other income	2,329,074	(13,799)	(2,325,574)		(10,299)	—		(10,299)
Income (loss) before income taxes	1,306,141	72,428	(2,542,074)		(1,163,505)	—		(1,163,505)
Provision for income taxes	473,732	14,237	(473,732)	(AA)	14,237	—		14,237
Net income (loss)	$832,409	$58,191	$(2,068,342)		$(1,177,742)	$—		$(1,177,742)

Basic and diluted weighted average shares outstanding, common stock subject to possible redemption	6,864,484		(6,864,484)	(BB)	—	—		—
Basic and diluted net income per share, common stock subject to possible redemption	$0.19				$—	—		$—
Basic and diluted weighted average shares outstanding, common stock attributable to Acri	2,156,250		8,298,175	(BB)	10,454,425	(3,255,050)	(BB)	7,199,375
Basic and diluted net loss per share, common stock attributable to Acri	$(0.21)				$(0.11)			$(0.16)

Basic weighted average of common stock outstanding		1,000,000
Basic loss per share per common stock		$0.06
Diluted weighted average of common stock outstanding		1,001,648
Diluted loss per share per common stock		$0.06

____________

(1)      Derived from the historical information of ACAC for the twelve months ended June 30, 2023.

(2)      Derived from the audited statement of operations of Foxx for the year ended June 30, 2023. See Foxx’s financial statements and the related notes appearing elsewhere in this proxy statement/prospectus.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Note 1 — Basis of Presentation

The Business Combination will be accounted for as a reverse recapitalization in accordance with U.S. GAAP. Under this method of accounting, ACAC will be treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of Foxx issuing shares for the net assets of ACAC, accompanied by a recapitalization. The net assets of ACAC will be stated at historical cost, with no goodwill or other intangible assets recorded.

The unaudited pro forma condensed combined balance sheet as of December 31, 2023 gives pro forma effect to the Business Combination as if it had been consummated on December 31, 2023. The unaudited pro forma condensed combined statements of operations for the six months ended December 31, 2023 and for the year ended June 30, 2023 give pro forma effect to the Business Combination as if it had been consummated on July 1, 2022, the beginning of the earliest period presented in the unaudited pro forma condensed combined statements of operations.

The unaudited pro forma condensed combined balance sheet as of December 31, 2023 has been prepared using, and should be read in conjunction with, the following:

•        ACAC’s audited balance sheet as of December 31, 2023 and the related notes included elsewhere in this proxy statement/prospectus; and

•        Foxx’s unaudited consolidated balance sheet as of December 31, 2023 and the related notes included elsewhere in this proxy statement/prospectus.

The unaudited pro forma condensed combined statement of operations for the six months ended December 31, 2023 has been prepared using, and should be read in conjunction with, the following:

•        ACAC’s statement of operations for the six months ended December 31, 2023 derived from the historical information of ACAC; and

•        Foxx’s unaudited consolidated statements of operations for the six months ended December 31, 2023 and the related notes included elsewhere in this proxy statement/prospectus.

The unaudited pro forma condensed combined statement of operations for the year ended June 30, 2023 has been prepared using, and should be read in conjunction with, the following:

•        ACAC’s statement of operations for the twelve months ended June 30, 2023 derived from the historical information of ACAC; and

•        Foxx’s audited statements of operations for the year ended June 30, 2023 and the related notes included elsewhere in this proxy statement/prospectus.

Management has made significant estimates and assumptions in its determination of the pro forma adjustments. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented.

The pro forma adjustments reflecting the consummation of the Business Combination are based on information available as of the date of this proxy statement/prospectus and certain assumptions and methodologies that management believes are reasonable under the circumstances. The unaudited condensed pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, the actual adjustments may materially differ from the pro forma adjustments. Management considers this basis of presentation to be reasonable under the circumstances.

The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Business Combination taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the post-combination company. They should be read in conjunction with the historical financial statements and notes thereto of ACAC and Foxx.

The unaudited pro forma combined financial information included in this proxy statement/prospectus has been prepared using the assumptions below with respect to the potential redemption into cash of ACAC common stock:

•        Assuming No Redemptions (Scenario 1):    This presentation assumes that no Public Stockholders exercise their right to redeem their Public Shares (excluding the Redeemed Public Shares) for their pro rata share of the Trust Account, and thus, the full amount held in the Trust Account as of the Closing is available for the Business Combination; and

•        Assuming Maximum Redemptions (Scenario 2):    This presentation assumes that a maximum of 3,255,050 Public Shares issued and outstanding as of the Closing are redeemed to satisfy the net tangible assets condition upon the consummation of the Business Combination being no less than $5,000,001, resulting in an aggregate cash payment of approximately $36.2 million from the Trust Account based on an assumed redemption price of $11.12 per share as of December 31, 2023. As of the date of this proxy statement/prospectus, the redemption price increased from $11.12 per share to $11.19 per share which reflects three of $75,000 non-interest bearing loans from the Sponsor and deposited into the Trust Account in order to extend the available time to complete the Business Combination to April 14, 2024.

The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings, or cost savings that may be associated with the Business Combination.

The pro forma adjustments reflecting the consummation of the Business Combination are based on certain currently available information and certain assumptions and methodologies that Foxx believes are reasonable under the circumstances. The unaudited condensed pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments, and it is possible the difference may be material. Management believe that their assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination based on information available to management at this time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

Note 2 — Accounting Policies

Upon consummation of the Business Combination, management will perform a comprehensive review of the two entities’ accounting policies. As a result of the review, management may identify differences between the accounting policies of the two entities which, when conformed, could have a material impact on the financial statements of the Post-Combination Company. Based on its initial analysis, management did not identify any differences that would have a material impact on the unaudited pro forma condensed combined financial information. As a result, the unaudited pro forma condensed combined financial information does not assume any differences in accounting policies.

Note 3 — Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Business Combination and has been prepared for informational purposes only.

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” Release No. 33-10786 replaces the existing pro forma adjustment criteria with simplified requirements to depict the accounting for the transaction (“Transaction Accounting Adjustments”) and present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). Foxx has elected not to present Management’s Adjustments and will only be presenting Transaction Accounting Adjustments in the following unaudited pro forma condensed combined financial information.

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

The transaction accounting adjustments included in the unaudited pro forma condensed combined balance sheet as of December 31, 2023 are as follows:

(A)    Reflects the issuance of the $2.0 million convertible promissory notes in March 2024 and the issuance of up to $9.0 million convertible promissory notes in accordance with a non-binding term sheet in April 2024 immediately prior to the consummation of the Business Combination;

(B)    Reflects the conversion of the $15.0 million convertible promissory notes into 500,000 shares of Foxx’s common stock immediately prior to the consummation of the Business Combination;

(C)    Reflects the reclassification of cash held in the Trust Account that becomes available for general use following the Business Combination;

(D)    Reflects the settlement of $2,587,500 deferred underwriters’ discount that becomes due and payable upon the consummation of the Business Combination, of which, 1) $1,725,000 payable in cash, 2) 43,125 shares of common stock of PubCo. to be issued at $10.00 per share with fair value of $431,125, and 3) waived amount of $431,125 as a direct reversal of the original deferred underwriting fee transaction;

(E)    Reflects the elimination of the historical accumulated deficit of ACAC, the accounting acquiree, into Foxx’s additional paid-in capital upon the consummation of the Business Combination; the reclassification of 2,156,250 ACAC Class B common stock into PubCo common stock;

(F)    Reflects the settlement of approximately $0.3 million of total ACAC’s estimated transaction costs related to the Business Combination, of which, 1) approximately $0.1 million of transaction costs accrued as of the date of the unaudited pro forma condensed combined balance sheet and 2) approximately $0.2 million of transaction costs classify as an adjustment to ACAC’s accumulated deficit and subsequently reclassify to PubCo additional paid-in capital at the time of the consummation of the Business Combination;

(G)    Reflects the settlement of approximately $0.6 million of total Foxx’s estimated transaction costs related to the Business Combination, of which, 1) approximately $10,000 of transaction costs accrued as of the date of the unaudited pro forma condensed combined balance sheet and 2) approximately $0.7 million reclassify into additional paid-in capital upon the closing of the Business Combination, and reflects the payment of deferred merger costs related to the Business Combination of approximately $0.2 million as deferred transaction costs and subsequently reclassify to additional paid-in capital at the time of the consummation of the Business Combination;

(H)    Reflects the repayments of Promissory notes from ACAC’s Sponsor of approximately $1.4 million;

(I)     Reflects the recapitalization of Foxx through (a) the issuance of 5,000,000 shares of PubCo common stock with $0.0001 par value to Foxx’s stockholders and (b) the consideration of the issuance of 4,200,000 earnout shares of PubCo common stock, subject to the vesting schedule set forth in the Merger Agreement, deemed to be as equity instruments in accordance with ASC 815;

(J)     In Scenario 1, reflects the reclassification of 3,255,050 shares of ACAC common stock subject to possible redemption to permanent equity at $0.0001 par value with no redemptions. In Scenario 2, which assumes the same facts as described in Items A through H above, but reflects the assumption that the maximum number of 3,255,050 shares of ACAC Class A common stock are redeemed for cash by Public Stockholders.

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations

The transaction accounting adjustments included in the unaudited pro forma condensed combined statement of operations for the six months ended December 31, 2023 and for the year ended June 30, 2023 are as follows:

(AA) Represents an adjustment to eliminate interest earned on investment held in Trust Account, net of income tax effect, as if the Business Combination had been consummated on July 1, 2022, the beginning of the earliest period presented;

(BB) The calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the Business Combination as if it had been consummated on July 1, 2022. In addition, as the Business Combination is being reflected as if it had occurred on this date, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares have been outstanding for the entire period presented. In Scenario 2, this calculation is retroactively adjusted to eliminate the number of 3,255,050 shares of ACAC Class A Common Stock are redeemed for cash by ACAC shareholders for the entire period;

(CC) Represents an adjustment to eliminate interest expenses, net of income tax effect, as if the conversion of the $4.0 million convertible promissory notes into 133,334 shares of Foxx’s common stock on July 1, 2022, the beginning of the earliest period presented;

(DD) Reflects the approximately $0.2 million of ACAC’s transaction costs to be incurred subsequent to December 31, 2023. This is a non-recurring item.

Note 4 — Loss per Share

Represents the loss per share calculated using the historical weighted average shares outstanding, and the change in number of shares in connection with the Business Combination, assuming the shares were outstanding since the beginning of the earliest period presented in the unaudited pro forma condensed combined statements of operations. As the Business Combination and related transactions are being reflected as if they had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted loss per share assumes that the shares issuable relating to the Business Combination have been outstanding for the entire period presented.

Basic and diluted loss per share is computed by dividing pro forma net loss by the weighted average number of the shares of ACAC Common Stock outstanding during the periods.

The unaudited pro forma condensed combined loss per share has been prepared assuming no redemptions and assuming maximum redemptions for the six months ended December 31, 2023:

	For the Six Months Ended December 31, 2023
	Pro Forma Combined (Assuming No Redemptions)	Pro Forma Combined (Assuming Maximum Redemptions)
Pro forma net loss attributable to the stockholders	$(1,434,006)	$(1,434,006)
Weighted average shares outstanding – basic and diluted	10,454,425	7,199,375
Pro forma loss per share – basic and diluted	$(0.14)	$(0.20)

Weighted average shares calculation, basic and diluted
Common Stock
ACAC Public Stockholders	3,255,050	—
ACAC Initial Stockholders	2,156,250	2,156,250
Foxx Stockholders	5,000,000	5,000,000
Representative Shares	43,125	43,125
Total weighted average shares outstanding	10,454,425	7,199,375

The unaudited pro forma condensed combined loss per share has been prepared assuming no redemptions and assuming maximum redemptions for the year ended June 30, 2023:

	For the Year Ended June 30, 2023
	Pro Forma Combined (Assuming No Redemptions)	Pro Forma Combined (Assuming Maximum Redemptions)
Pro forma net loss attributable to the stockholders	$(1,177,742)	$(1,177,742)
Weighted average shares outstanding – basic and diluted	10,454,425	7,199,375
Pro forma loss per share – basic and diluted	$(0.11)	$(0.16)

Weighted average shares calculation, basic and diluted
Common Stock
ACAC Public Stockholders	3,255,050	—
ACAC Initial Stockholders	2,156,250	2,156,250
Representative Shares	43,125	43,125
Foxx Stockholders	5,000,000	5,000,000
Total weighted average shares outstanding	10,454,425	7,199,375

PROPOSAL 2: the Charter Amendment Proposal

Overview

As discussed in this joint proxy statement/prospectus/consent solicitation, if the Business Combination Proposal is approved, then Acri Capital Merger Sub I Inc. (“PubCo”) is asking its shareholders to approve the Charter Proposal. Under the Business Combination Agreement, the approval of the Charter Proposal is also a condition for the consummation of the Business Combination. If, however, the Charter Proposal is approved but the Business Combination Proposal is not approved, then the Business Combination will not be consummated.

If each of the Charter Proposal is approved and the Business Combination is to be consummated, then the Proposed Charter and the Proposed Bylaws will be in the form set forth on Annex B and Annex C, respectively.

Reasons for the Charter Proposal

Public Stockholders are being asked to adopt the Proposed Charter and Proposed Bylaws, in the forms attached hereto as Annex B and Annex C, respectively, which, in the judgment of the Board, are necessary to adequately address the needs of PubCo following the consummation of the Business Combination. Each of the Proposed Charter and Proposed Bylaws was negotiated as part of the proposed Business Combination and related transactions. Board’s specific reasons for each of the Advisory Charter Proposals are set forth below in the section titled “Proposal 3 — The Advisory Charter Proposal.”

Vote Required for Approval

The approval Charter Proposal requires the affirmative vote of a majority of the issued and outstanding shares of ACAC Class A Common Stock and ACAC Class B Common Stock, voting together as a single class. Abstentions and broker non-votes will have the same effect as a vote “AGAINST” the Business Combination Proposal.

The Founders own approximately 30% of the voting power of outstanding ACAC Common Stock, pursuant to the terms of the IPO Letter Agreement, the Founders have agreed to vote all of the ACAC Common Stock owned by them in favor of any proposals recommended by the Board in connection with the Business Combination. Based on the terms and provisions contained in the Current Bylaws, assuming that only a quorum is achieved at the Special Meeting and the Founders vote their shares at the Special Meeting in accordance with the IPO Letter Agreement, the Charter Proposal can be approved at the Special Meeting if Public Stockholders holding at least [•] Public Shares, representing [•]% of the total issued and outstanding ACAC Common Stock, vote to approve the Charter Proposal. The Charter Proposal is conditioned on the approval and adoption of the Business Combination Proposal.

Recommendation of the Board

THE ACRI BOARD UNANIMOUSLY RECOMMENDS THAT ITS STOCKHOLDERS VOTE “FOR” THE CHARTER PROPOSAL.

The existence of financial and personal interests of ACAC’s directors and officers may result in a conflict of interest on the part of one or more of the directors between what he, she or they may believe is in the best interests of ACAC and its stockholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that stockholders vote for the proposals. See the section entitled “Proposal 1: The Business Combination Proposal — Interests of the Founders and ACAC’s Directors and Officers in the Business Combination.”

PROPOSAL 3: THE ADVISORY CHARTER PROPOSALS

As required by SEC guidance to give stockholders the opportunity to present their separate views on important corporate governance provisions, ACAC is requesting that our stockholders vote upon, on a non-binding advisory basis, the Advisory Charter Proposals, which are separately being presented in accordance with SEC guidance and which will be voted upon on a non-binding advisory basis. This separate vote is not otherwise required by Delaware law separate and apart from the Charter Proposal. However, the stockholders vote regarding each of the Advisory Charter Proposals is an advisory vote and is not binding on ACAC or the Board (separate and apart from the approval of the Charter Proposal). Furthermore, the Business Combination is not conditioned on the separate approval of the Advisory Charter Proposals (separate and apart from approval of the Charter Proposal). Accordingly, regardless of the outcome of the non-binding advisory vote on the Advisory Charter Proposals, ACAC intends that the Proposed Charter will take effect upon the Closing.

The following set forth a summary of the principal changes proposed to be made between the Current Charter and the Proposed Charter and Proposed Bylaws. This summary is qualified by reference to the complete text of the Proposed Charter and Proposed Bylaws, copies of which are attached to this joint proxy statement/prospectus/consent solicitation as Annex B and Annex C, respectively.

Proposal 3A: Change in Corporate Name

Description of Amendment

ACAC’s stockholders are being asked to approve provisions to be included in the Proposed Charter the post-Business Combination company’s corporate name to “Foxx Development Holdings Inc.”

Reason for Amendment

The Board believes that changing PubCo’s post-business combination corporate name to “Foxx Development Holdings Inc.” is desirable to reflect the Business Combination and to clearly identify PubCo as the publicly traded entity.

Proposal 3B: Change in Authorized Share Capital

Description of Amendment

The amendment would reduce the total number of authorized shares from 23,000,000 shares, consisting of (a) 22,500,000 shares of common stock, including (i) 20,000,000 shares of Class A Common Stock, and (ii) 2,500,000 shares of Class B Common Stock, and (b) 500,000 shares of preferred stock, to 50,000,000 shares of common stock of par value $0.0001 per share.

Reason for Amendment

This amendment provides for adequate authorized capital and flexibility for future issuances of common stock if determined by the Board to be in the best interests of the post-combination business, without incurring burdensome tax obligations or the risk, delay and potential expense incident to obtaining stockholder approval for a particular issuance.

Proposal 3C: Redesignate Class A Stock and Class B Stock as Common Stock.

Description of Amendment

Under the Current Charter, all shares of Class B Stock automatically convert concurrently with or immediately following the Closing on a one-for-one basis into shares of Class A Stock. The Proposed Charter eliminates the rights and privileges of the Class B Stock set forth in the Current Charter and redesignates all shares of Class A Stock and Class B Stock as common stock.

Reason for Amendment

The Board believes that the elimination of the rights and privileges of Class B Stock and the redesignation of Class A Stock and Class B Stock as common stock is desirable because the automatic conversion provisions of the Class B Stock set forth in the Current Charter demonstrate an intention for the series of Class A Stock and series of Class B Stock to be a single class of common stock concurrently or immediately following the consummation of the Closing.

Proposal 3D: Officers Compensation and Indemnification

Description of Amendment

The amendment would allow the officers of PubCo to receive reasonable compensation for their services, which shall be set by the Board of Directors or a designated committee. The Amendment would also allow directors and officers to receive advance or reimbursement of actual and reasonable fees incurred in defending actions, suits, or proceeding.

Reason for Amendment

We believe that such a standard will increase board continuity and the likelihood that experienced board members with familiarity of our business operations would serve on the Board of Directors of PubCo without being personally liable for costs incurred in the carrying out of their official duties.

Vote Required for Approval

The approval of each of the Advisory Charter Proposals requires the affirmative vote of a majority of the issued and outstanding shares of ACAC Class A Common Stock and ACAC Class B Common Stock, voting together as a single class. Abstentions and broker non-votes will have the same effect as a vote “AGAINST” the Business Combination Proposal.

A vote to approve of each of the Advisory Charter Proposals is an advisory vote, and, therefore, is not binding on ACAC or ACAC’s Board. Accordingly, regardless of the outcome of the non-binding advisory vote, we intend that the Proposed Charter and the Proposed Bylaws, in the forms set forth on Annex B and Annex C, respectively, and containing the provisions noted above, will take effect at consummation of the Business Combination, assuming adoption of the Charter Proposal. While the vote is non-binding, we highly value the opinions of our stockholders and the PubCo Board intends to consider the outcome of this advisory vote in connection with future decisions regarding PubCo’s corporate governance policies and practices.

The Founders own approximately 30% of the voting power of outstanding ACAC Common Stock, pursuant to the terms of the IPO Letter Agreement, the Founders have agreed to vote all of the ACAC Common Stock owned by them in favor of any proposals recommended by the Board in connection with the Business Combination. Based on the terms and provisions contained in the Current Bylaws, assuming that only a quorum is achieved at the Special Meeting and the Founders vote their shares at the Special Meeting in accordance with the IPO Letter Agreement, the Charter Proposal can be approved at the Special Meeting if Public Stockholders holding at least [•] Public Shares, representing [•]% of the total issued and outstanding ACAC Common Stock, vote to approve the Charter Proposal. The Charter Proposal is conditioned on the approval and adoption of the Business Combination Proposal.

Recommendation of the Board

THE ACRI BOARD UNANIMOUSLY RECOMMENDS THAT ITS STOCKHOLDERS VOTE “FOR” EACH OF THE ADVISORY CHARTER PROPOSAL.

The existence of financial and personal interests of ACAC’s directors and officers may result in a conflict of interest on the part of one or more of the directors between what he, she or they may believe is in the best interests of ACAC and its stockholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that stockholders vote for the proposals. See the section entitled “Proposal 1: The Business Combination Proposal — Interests of the Founders and ACAC’s Directors and Officers in the Business Combination.”

PROPOSAL 4: THE ADJOURNMENT PROPOSAL

The Adjournment Proposal allows the Board to submit a proposal to adjourn the Special Meeting to a later date or dates if ACAC is unable to consummate the Business Combination for any reason. In no event will ACAC solicit proxies to adjourn the Special Meeting or consummate the Business Combination beyond the date by which it may properly do so under the Business Combination Agreement or its Current Charter and Delaware law. The purpose of the Adjournment Proposal is to provide more time to consummate the Business Combination, if necessary and appropriate. See the section entitled “Proposal 1: The Business Combination Proposal — Interests of the Founders and ACAC’s Directors and Officers in the Business Combination.”

In addition to an adjournment of the Special Meeting upon approval of the Adjournment Proposal, the Board is empowered under Delaware law to postpone the Special Meeting at any time prior to the meeting being called to order. In such event, ACAC will issue a press release and take such other steps as it believes are necessary and practical in the circumstances to inform its stockholders of the postponement.

Consequences if the Adjournment Proposal is not Approved

If the Adjournment Proposal is presented at the Special Meeting and is not approved by ACAC’s stockholders, the Board may not be able to adjourn the Special Meeting to a later date if ACAC is unable to consummate the Business Combination (because either the Business Combination Proposal is not approved or the conditions to consummating the Business Combination have not been met). In such event, the Business Combination would not be completed.

Required Vote of Public Stockholders

Approval of the Adjournment Proposal requires the affirmative vote of a majority of the issued and outstanding shares of ACAC Common Stock cast by the stockholders represented in person (which would include presence at a virtual meeting) or by proxy at the Special Meeting and entitled to vote thereon. Presentation of the Adjournment Proposal at the Special Meeting is not conditioned upon the approval of any of the other Proposals.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS THAT PUBLIC STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL

INFORMATION ABOUT ACAC

In this Section, references to the “Company” and to “we,” “us,” and “our” refer to ACAC.

Overview

We are a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar initial business combination with one or more businesses (the “initial business combination”). Our efforts to identify a potential initial business combination target are not limited to a particular industry or geographic region. Although we intend to focus our search on technology-enabled sectors in North America including but not limited to the e-commerce, financial services, educational technology services, or health information service sectors, we are not required to complete our initial business combination with a business in these industries and, as a result, we can pursue an initial business combination outside of these industries or out of North America. Our ability to locate a potential target is subject to the uncertainties discussed in the registration statement on Form S-1 (File No.: 333-263477) (the “S-1”), filed with the Securities and Exchange Commission (the “SEC”).

On February 4, 2022, our sponsor, Acri Capital Sponsor LLC (the “Sponsor”) acquired 2,156,250 shares of ACAC Class B Common Stock (“Founder Shares”) of for an aggregate purchase price of $25,000, or approximately $0.01 per share. On June 14, 2022, we consummated the initial public offering (the “IPO”) of 8,625,000 units (the “Units”) (including 1,125,000 Units issued upon the full exercise of the over-allotment option). Each Unit consists of one share of ACAC Class A Common Stock, $0.0001 par value per share (the “Public Shares”), and one-half of one redeemable warrant (the “Public Warrants”), each whole Public Warrant entitling the holder thereof to purchase one share of ACAC Class A Common Stock at an exercise price of $11.50 per share. The Units were sold at an offering price of $10.00 per Unit, generating gross proceeds of $86,250,000 on June 14, 2022. Substantially concurrently with the closing of the IPO, we completed the sale of 5,240,000 private placement warrants (the “Private Warrants”, together with the Public Warrants, the “Warrants”) to our Sponsor at a purchase price of $1.00 per Private Warrant (the “Private Placement”), generating gross proceeds to the us of $5,240,000. The Private Warrants are identical to the Public Warrants except that the Private Warrants (including shares of ACAC Class A Common Stock issuable upon exercise of the Private Warrants) will not be transferable, assignable or salable until 30 days after the completion of the initial business combination except to permitted transferees. Following the closing of the IPO, $87,975,000 ($10.20 per Unit) from the proceeds of the sale of the Units and the Private Warrants (the “Trust Funds”), was held into a U.S.-based trust account (the “Trust Account”) with Wilmington Trust, National Association, acting as trustee.

The Trust Funds include $2,587,500 payable to the underwriters (the “deferred underwriting compensation”) pursuant to the underwriting agreement dated June 9, 2022, entered among us and EF Hutton, division of Benchmark Investments, LLC (“EF Hutton”), the representative (the “Representative”) of the underwriters of the IPO.

Our management has broad discretion with respect to the specific application of the proceeds of the IPO and the Private Placement that are held out of the Trust Account, although substantially all the net proceeds are intended to be applied generally towards consummating an initial business combination and working capital.

Since our IPO, our sole business activity has been identifying and evaluating suitable acquisition transaction candidates. We presently have no revenue and have had losses since inception from incurring formation and operating costs. We have relied upon the sale of our securities and loans from the Sponsor and other parties to fund our operations.

Special Meeting I, Related Redemption, Extensions, and Extension Notes

On February 8, 2023, the Company held a special meeting of stockholders (the “Special Meeting I”), at which the stockholders of the Company approved the proposal to amend the Company’s then-existing amended and restated certificate of incorporation to amend the amount of monthly deposit required to be deposited in the Trust Account from $0.0333 for each public share to $0.0625 for each public share for, and the Company may extend up to nine (9) times until December 14, 2023 if the Company has not consummated its initial business combination by March 14, 2023 (the nine (9) month anniversary of the closing of its IPO). Upon the stockholders’ approval, on February 9, 2023, the Company filed a certificate of amendment to its then-existing amended and restated certificate of incorporation which became effective upon filing (which, upon the amendment, the “First Amended Charter”). In connection with the Special Meeting I, 4,981,306 shares of ACAC Class A Common Stock of the Company were redeemed and cancelled.

Pursuant to the First Amended Charter, the Company may extend the deadline to complete its initial business combination (the “Combination Deadline”) up to nine times on monthly basis from March 14, 2023 to December 14, 2023, by depositing $227,730.87 each month into the Trust Account, representing $0.0625 per public share. Following the Special Meeting I, the Sponsor deposited four monthly payments to the Trust Account to extend the Combination Deadline to July 14, 2023. The four monthly payments were evidenced by four promissory notes issued by the Company to the Sponsor, each in the principal amount of $227,730.87.

Special Meeting II, Related Redemption, Extensions, and Extension Notes

On July 11, 2023, the Company held another special meeting of stockholders (the “Special Meeting II”), at which the stockholders of the Company approved, among others, the proposal to amend the First Amended Charter to allow the Company until July 14, 2023 to consummate an initial business combination, and, without another stockholder vote, to elect to extend Combination Deadline on a monthly basis for up to nine (9) times, up to April 14, 2024, by depositing $75,000 to the Trust Account. Upon the stockholders’ approval, on July 12, 2023, the Company filed a certificate of amendment to its then-existing amended and restated certificate of incorporation which became effective upon filing (which, upon the amendment, the “Second Amended Charter”). In connection with the Special Meeting II, 388,644 shares of ACAC Class A Common Stock of the Company were redeemed and cancelled.

Pursuant to the Second Amended Charter, the Company may extend the Combination Deadline on monthly basis from July 14, 2023 to up to nine times by depositing $75,000 each month into the Trust Account. Following the Special Meeting II, the Sponsor deposited nine monthly payments to the Trust Account to extend the Combination Deadline to April 14, 2024. The nine monthly payments were evidenced by nine promissory notes issued by the Company to the Sponsor, each in the principal amount of $75,000.

As of the date of this report, we have not entered into any definitive agreements, for the purpose of acquiring, engaging in a share exchange, share reconstruction and amalgamation with, purchasing all or substantially all of the assets of, entering into contractual arrangements with, or engaging in any other similar Business Combination with one or more businesses or entities. We currently have until April 14, 2024 to consummate our Business Combination. However, if we anticipate that we may not be able to consummate our initial business combination by April 14, 2024, we may, but are not obligated to, extend the Combination Deadline for up to another two times by an additional one month each time and may have until April 14, 2024 to consummate our Business Combination.

Special Meeting III

On March 8, 2024, ACAC filed a definitive proxy statement on Schedule 14A to announce that a third special meeting of stockholders (the “Special Meeting III”) will be held on April 9, 2024, at which the stockholders of ACAC, among others, will be asked to vote a new proposal to amend the Second Amended Charter to allow ACAC until April 14, 2024 to consummate an initial business combination, and, without another stockholder vote, to elect to extend Combination Deadline on a monthly basis for up to nine (9) times, up to January 14, 2025, by depositing the lesser of (i) $50,000 for all remaining public shares and (ii) $0.033 for each remaining public share in the Trust Account for each monthly extension.

The purpose of the Special Meeting III is to further extend the Combination Deadline allow ACAC to have more time and flexibility to complete its initial business combination. Public stockholders of shares of ACAC Class A Common Stock may elect to redeem their shares for their pro rata portion of the funds available in the Trust Account in connection with the Special Meeting III, regardless of whether such public stockholders vote “FOR” or “AGAINST,” or abstain from voting on these proposals or otherwise at the Special Meeting III.

Target Amendment

At the Special Meeting II, the stockholders also approved the proposal to amend the Charter to remove the restriction of Company to undertake an initial business combination with any entity with its principal business operations or is headquartered in China (including Hong Kong and Macau) (the “Target Amendment”). As result of the Target Amendment, the Company may decide to consummate the Business Combination with an entity with its principal business operations or is headquartered in China (including Hong Kong and Macau), so the PubCo may face various legal and operational risks and uncertainties after the business combination.

Change of Nasdaq Listing Market

On July 7, 2022, Nasdaq approved the Company’s application to list its common stock, units, and warrants on the Capital Market. The Company’s common stock, units, and warrants commenced trading on the Capital Market at the opening of business on July 10, 2022.

Business Combination Agreement with Foxx

On February 18, 2024, we entered into a business combination agreement (as amended from time to time, the “Business Combination Agreement”), by and among us, Acri Capital Merger Sub I Inc., a Delaware corporation and our wholly-owned subsidiary (“Purchaser”, or “PubCo” upon and following closing of the Business Combination), Acri Capital Merger Sub II Inc., a Delaware corporation and wholly-owned subsidiary of Purchaser (“Merger Sub”, together with us and the Purchaser, the “Purchaser Parties”), and Foxx Development Inc., a Texas corporation (“Foxx”), pursuant to which (i) ACAC will merge with and into Purchaser (the “Reincorporation Merger”), and (ii) Foxx will merge with and into Merger Sub, with Merger Sub surviving as a wholly-owned subsidiary of Purchaser (the “Acquisition Merger”). The Reincorporation Merger, the Acquisition Merger, and other transactions contemplated under the Business Combination Agreement, are collectively referred to as the “Business Combination”. Following consummation of the Business Combination (the “Closing”), Purchaser will become a publicly traded company. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Business Combination Agreement.

Amendment to the Underwriting Agreement

On February 23, 2024, we entered into that certain Amendment (the “UA Amendment”) to the Underwriting Agreement, dated June 9, 2022 (the “Underwriting Agreement”) with EF Hutton LLC (f/k/a EF Hutton, division of Benchmark Investments, LLC, the “EF Hutton”), the representative of the several underwriters of our IPO.

Pursuant to the terms of the UA Amendment, EF Hutton and the Company have agreed to amend the Underwriting Agreement to replace the existing deferred underwriting fee under the Underwriting Agreement from $2,587,500 payable in cash at the closing of a business combination, to (x) $1,725,000 payable in cash and (y) 43,125 shares of common stock of PubCo. to be issued, at the closing of the Acquisition Merger.

Financial Position

With funds in the Trust Account available for an initial business combination initially in the amount of $[    ], after payment of $2,587,500 for deferred underwriting discounts if the underwriters’ over-allotment option is exercised in full, in each case before fees and expenses associated with our initial business combination, we offer a target business a variety of options such as creating a liquidity event for its owners, providing capital for the potential growth and expansion of its operations or strengthening its balance sheet by reducing its debt or leverage ratio. Because we are able to complete our Initial business combination using our cash, debt or equity securities, or a combination of the foregoing, we have the flexibility to use the most efficient combination that will allow us to tailor the consideration to be paid to the target business to fit its needs and desires. However, we have not taken any steps to secure third-party financing and there can be no assurance it will be available to us.

Effecting our Initial Business Combination

We are not presently engaged in, and we will not engage in, any operations for an indefinite period of time. We intend to complete our initial business combination using cash from the proceeds of the IPO and the Private Placement, our capital stock, debt or a combination of these as the consideration to be paid in our initial business combination. We may seek to complete our initial business combination with a company or business that may be financially unstable or in its early stages of development or growth, which would subject us to the numerous risks inherent in such companies and businesses.

If our initial business combination is paid for using equity or debt instruments, or not all of the funds released from the Trust Account are used for payment of the consideration in connection with our initial business combination or used for redemptions of our Class A common stock, we may apply the balance of the cash released to us from the Trust Account for general corporate purposes, including for maintenance or expansion of operations of the post-transaction company, the payment of principal or interest due on indebtedness incurred in completing our initial business combination, to fund the purchase of other assets, companies or for working capital.

We may seek to raise additional funds through a private offering of debt or equity securities in connection with the completion of our initial business combination, and we may complete our initial business combination using the proceeds of such offering rather than using the amounts held in the Trust Account. Subject to compliance with applicable securities laws, we would expect to complete such financing only simultaneously with the completion of our Initial business combination. In the case of an initial business combination funded with assets other than the Trust Account assets, our tender offer documents or proxy materials disclosing the initial business combination would disclose the terms of the financing and, only if required by law, we would seek stockholder approval of such financing. There is no limitation on our ability to raise funds through the issuance of equity or equity-linked securities or through loans, advances or other indebtedness in connection with our initial business combination, including pursuant to forward purchase agreements or backstop agreements we may enter into following consummation of the IPO. At this time, we are not a party to any arrangement or understanding with any third party with respect to raising any additional funds through the sale of securities or otherwise. None of our founders or stockholders is required to provide any financing to us in connection with or after our initial business combination. Our amended and restated certificate of incorporation provides that, following the IPO and prior to the consummation of our initial business combination, we are prohibited from issuing additional securities that would entitle the holders thereof to (i) receive funds from the Trust Account or (ii) vote as a class with our Public Shares (a) on any initial business combination or (b) to approve an amendment to our amended and restated certificate of incorporation to (x) extend the time we have to consummate an initial business combination beyond the Combination Deadline or (y) amend the foregoing provisions, unless (in connection with any such amendment to our amended and restated certificate of incorporation) we offer our public stockholders the opportunity to redeem their Public Shares.

The time required to select and evaluate a target business and to structure and complete our initial business combination, and the costs associated with this process, are not currently ascertainable with any degree of certainty. Any costs incurred with respect to the identification and evaluation of a prospective target business with which our initial business combination is not ultimately completed will result in our incurring losses and will reduce the funds we can use to complete another Initial business combination.

Redemption Rights for Public Stockholders upon Completion of our Initial business combination

We will provide our public stockholders with the opportunity to redeem all or a portion of their shares of ACAC Class A Common Stock upon the completion of our initial business combination at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account as of two business days prior to the consummation of the initial business combination including interest earned on the funds held in the Trust Account and not previously released to us to pay our taxes, divided by the number of then outstanding Public Shares, subject to the limitations described herein. The amount in the Trust Account was initially anticipated to be approximately $10.20 per public share. The per-share amount we will distribute to investors who properly redeem their shares will not be reduced by deferred underwriting discounts we will pay to the underwriters. Our founders, advisors have entered into a letter agreement with us, pursuant to which they have agreed to waive their redemption rights with respect to any Founder Shares held by them in connection with the completion of our initial business combination. However, if our founders acquire Public Shares in or after the IPO, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if we fail to complete our initial business combination within the Combination Deadline.

Manner of Conducting Redemptions

We will provide our public stockholders with the opportunity to redeem all or a portion of their shares of ACAC Class A Common Stock upon the completion of our initial business combination either (i) in connection with a stockholder meeting called to approve the initial business combination or (ii) by means of a tender offer. The decision as to whether we will seek stockholder approval of a proposed Initial business combination or conduct a tender offer will be made by us, solely in our discretion, and will be based on a variety of factors such as the timing of the transaction and whether the terms of the transaction would require us to seek stockholder approval under the law or stock exchange listing requirement. Asset acquisitions and stock purchases would not typically require stockholder approval while direct mergers with our company where we do not survive and any transactions where we issue more than 20% of our outstanding common stock or seek to amend our amended and restated certificate of incorporation would require stockholder approval. If we structure an initial business combination transaction with a target company in a manner that requires stockholder approval, we will not have discretion as to whether to seek a stockholder vote to approve the proposed Initial business combination. We intend to conduct redemptions without a stockholder vote pursuant to the tender offer rules of the SEC unless stockholder approval is required by law or stock exchange listing requirements or we choose to seek stockholder approval for business or other legal reasons. So long as we obtain and maintain a listing for our securities on Nasdaq, we will be required to comply with such rules.

If a stockholder vote is not required and we do not decide to hold a stockholder vote for business or other legal reasons, we will, pursuant to our amended and restated certificate of incorporation:

•        conduct the redemptions pursuant to Rule 13e-4 and Regulation 14E under the Exchange Act, which regulate issuer tender offers, and

•        file tender offer documents with the SEC prior to completing our initial business combination which contain substantially the same financial and other information about the initial business combination and the redemption rights as is required under Regulation 14A under the Exchange Act, which regulates the solicitation of proxies.

Upon the public announcement of our initial business combination, we or our founders will terminate any plan established in accordance with Rule 10b5-1 to purchase shares of our Public Shares in the open market if we elect to redeem our Public Shares through a tender offer, to comply with Rule 14e-5 under the Exchange Act.

In the event that we conduct redemptions pursuant to the tender offer rules, our offer to redeem will remain open for at least 20 business days, in accordance with Rule 14e-1(a) under the Exchange Act, and we will not be permitted to complete our initial business combination until the expiration of the tender offer period. In addition, the tender offer will be conditioned on public stockholders not tendering more than a specified number of Public Shares which are not purchased by our founders, which number will be based on the requirement that we will only redeem our Public Shares so long as (after such redemption) our net tangible assets will be at least $5,000,001 upon consummation of our initial business combination and after payment of underwriters’ fees and commissions (so that we are not subject to the SEC’s “penny stock” rules) or any greater net tangible asset or cash requirement which may be contained in the agreement relating to our initial business combination. If public stockholders tender more shares than we have offered to purchase, we will withdraw the tender offer and not complete the initial business combination.

If, however, stockholder approval of the transaction is required by law or stock exchange listing requirement, or we decide to obtain stockholder approval for business or other legal reasons, we will, pursuant to our amended and restated certificate of incorporation:

•        conduct the redemptions in conjunction with a proxy solicitation pursuant to Regulation 14A under the Exchange Act, which regulates the solicitation of proxies, and not pursuant to the tender offer rules, and

•        file proxy materials with the SEC.

In the event that we seek stockholder approval of our initial business combination, we will distribute proxy materials and, in connection therewith, provide our public stockholders with the redemption rights described above upon completion of the initial business combination.

If we seek stockholder approval, we will complete our initial business combination only if a majority of the outstanding shares of common stock voted are voted in favor of the initial business combination. A quorum for such meeting will consist of the holders present in person or by proxy of shares of outstanding capital stock of the company representing a majority of the voting power of all outstanding shares of capital stock of the company entitled to vote at such meeting. Our founders will count toward this quorum and have agreed to vote their Founder Shares and any Public Shares purchased during or after the IPO in favor of our initial business combination. For purposes of seeking approval of the majority of our outstanding shares of common stock voted, non-votes will have no effect on the approval of our initial business combination once a quorum is obtained. As a result, assuming only a majority of the voting power of all outstanding shares of capital stock of the company entitled to vote at such meeting are present at such meeting and all Founder Shares vote in favor of the initial business combination, we do not need any additional vote from the public stockholders to vote in favor in order to have our initial business combination approved. We intend to give approximately 30 days (but not less than 10 days nor more than 60 days) prior written notice of any such meeting, if required, at which a vote shall be taken to approve our initial business combination.

These quorums and voting thresholds, and the voting agreements of our founders may make it more likely that we will consummate our initial business combination. Each public stockholder may elect to redeem its Public Shares irrespective of whether they vote, do not vote or abstain, and if they do vote, irrespective of whether they vote for or against the proposed transaction, and irrespective of whether they were a public stockholder on the record date for the general meeting held to approve the proposed transaction.

Our Current Charter provides that we will only redeem our Public Shares so long as (after such redemption) our net tangible assets will be at least $5,000,001 upon consummation of our initial business combination and after payment of the deferred underwriting discounts (so that we are not subject to the SEC’s “penny stock” rules) or any greater net tangible asset or cash requirement which may be contained in the agreement relating to our initial business combination. For example, the proposed business combination may require: (i) cash consideration to be paid to the target or its owners, (ii) cash to be transferred to the target for working capital or other general corporate purposes or (iii) the retention of cash to satisfy other conditions in accordance with the terms of the proposed initial business combination. In the event the aggregate cash consideration we would be required to pay for all shares of Class A common stock that are validly submitted for redemption plus any amount required to satisfy cash conditions pursuant to the terms of the proposed initial business combination exceed the aggregate amount of cash available to us, we will not complete the initial business combination or redeem any shares, and all shares of Class A common stock submitted for redemption will be returned to the holders thereof.

Limitation on Redemption upon Completion of Initial Business Combination if we Seek Stockholder Approval

Notwithstanding the foregoing, if we seek stockholder approval of our initial business combination and we do not conduct redemptions in connection with our initial business combination pursuant to the tender offer rules, our amended and restated certificate of incorporation provides that a public stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from seeking redemption rights with respect to more than an aggregate of 15% of the shares sold in the IPO, which we refer to as the “Excess Shares.” We believe this restriction will discourage stockholders from accumulating large blocks of shares, and subsequent attempts by such holders to use their ability to exercise their redemption rights against a proposed Initial business combination as a means to force us or our management to purchase their shares at a significant premium to the then-current market price or on other undesirable terms. Absent this provision, a public stockholder holding more than an aggregate of 15% of the shares sold in the IPO could threaten to exercise its redemption rights if such holder’s shares are not purchased by us or our management at a premium to the then-current market price or on other undesirable terms. By limiting our stockholders’ ability to redeem no more than 15% of the shares sold in the IPO, we believe we will limit the ability of a small group of stockholders to unreasonably attempt to block our ability to complete our initial business combination, particularly in connection with an initial business combination with a target that requires as a closing condition that we have a minimum net worth or a certain amount of cash. However, our amended and restated certificate of incorporation does not restrict our stockholders’ ability to vote all of their shares (including Excess Shares) for or against our initial business combination.

Tendering Stock Certificates in Connection with a Tender Offer or Redemption Rights

We may require our public stockholders seeking to exercise their redemption rights, whether they are record holders or hold their shares in “street name,” to either tender their certificates to our transfer agent prior to the date set forth in the tender offer documents mailed to such holders, or up to two business days prior to the vote on the proposal to approve the initial business combination in the event we distribute proxy materials, or to deliver their shares to the transfer agent electronically using the Depository Trust Company’s DWAC (Deposit/Withdrawal At Custodian) System, at the holder’s option. The tender offer or proxy materials, as applicable, that we will furnish to holders of our Public Shares in connection with our initial business combination will indicate whether we are requiring public stockholders to satisfy such delivery requirements. Accordingly, a public stockholder would have from the time we send out our tender offer materials until the close of the tender offer period, or up to two days prior to the vote on the initial business combination if we distribute proxy materials, as applicable, to tender its shares if it wishes to seek to exercise its redemption rights. Given the relatively short exercise period, it is advisable for stockholders to use electronic delivery of their Public Shares.

There is a nominal cost associated with the above-referenced tendering process and the act of certificating the shares or delivering them through the DWAC System. The transfer agent will typically charge the tendering broker $100.00 and it would be up to the broker whether or not to pass this cost on to the redeeming holder. However, this fee would be incurred regardless of whether or not we require holders seeking to exercise redemption rights to tender their shares. The need to deliver shares is a requirement of exercising redemption rights regardless of the timing of when such delivery must be effectuated.

The foregoing is different from the procedures used by many blank check companies. In order to perfect redemption rights in connection with their Initial business combinations, many blank check companies would distribute proxy materials for the stockholders’ vote on an initial business combination, and a holder could simply vote against a proposed Initial business combination and check a box on the proxy card indicating such holder was seeking to exercise his or her redemption rights. After the initial business combination was approved, the company would contact such stockholder to arrange for him or her to deliver his or her certificate to verify ownership. As a result, the stockholder then had an “option window” after the completion of the initial business combination during which he or she could monitor the price of the company’s stock in the market. If the price rose above the redemption price, he or she could sell his or her shares in the open market before actually delivering his or her shares to the company for cancellation. As a result, the redemption rights, to which stockholders were aware they needed to commit before the stockholder meeting, would become “option” rights surviving past the completion of the initial business combination until the redeeming holder delivered its certificate. The requirement for physical or electronic delivery prior to the meeting ensures that a redeeming holder’s election to redeem is irrevocable once the initial business combination is approved.

Any request to redeem such shares, once made, may be withdrawn at any time up to the date set forth in the tender offer materials or the date of the stockholder meeting set forth in our proxy materials, as applicable. Furthermore, if a holder of a public share delivered its certificate in connection with an election of redemption rights and subsequently decides prior to the applicable date not to elect to exercise such rights, such holder may simply request that the transfer agent return the certificate (physically or electronically). It is anticipated that the funds to be distributed to holders of our Public Shares electing to redeem their shares will be distributed promptly after the completion of our initial business combination.

If our initial business combination is not approved or completed for any reason, then our public stockholders who elected to exercise their redemption rights would not be entitled to redeem their shares for the applicable pro rata share of the Trust Account. In such case, we will promptly return any certificates delivered by public holders who elected to redeem their shares.

If our initial proposed Initial business combination is not completed, we may continue to try to complete an initial business combination with a different target until the expiration of the Combination Deadline.

Redemption of Public Shares and Liquidation if no Initial Business Combination

The Combination Deadline under our Charter provides that we will have until July 14, 2023 to complete our initial business combination, which may be extended up to nine (9) times by an additional one month each time until April 14, 2024, to complete an initial business combination. If we are unable to complete our initial business combination by April 14, 2024, we may seek approval from our stockholders holding no less than 65% or more of the votes to approve an amendment to our Charter to extend the Combination Deadline to allow us additional time to complete our initial business combination; and provide our public stockholder an opportunity to redeem their Public Shares in connection with such extension. If we fail to obtain approval from our stockholders for such extension or we do not seek such extension, we will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to us to pay our taxes (less up to $50,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and our board of directors, dissolve and liquidate, subject in each case to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to our warrants, which will expire worthless if we fail to complete our initial business combination within the Combination Deadline.

In addition, pursuant to the terms of our Charter and the trust agreement entered into between us and Wilmington Trust, National Association dated June 9, 2022, as amended by the Trust Amendment Agreement, if we cannot complete an initial business combination by July 14, 2023, in order to effect the Paid Extension Period, the Sponsor must deposit the lesser of (i) $75,000 and (ii) $0.045 for each public share to the Company’s Trust Account, by the 14th of each month between July 2023 and March 2024. Any Monthly Extension Payment would be made in the form of a loan. Our public stockholders will not be afforded an opportunity to vote on effecting Paid Extension Period or redeem their shares in connection with such extensions. The Sponsor or its affiliates or designees will receive a non-interest bearing, unsecured promissory note equal to the Monthly Extension Payments that will not be repaid in the event that we are unable to close an initial business combination unless there are funds available outside the Trust Account to do so. Such notes would either be paid upon consummation of our initial business combination solely from funds available outside of the Trust Account or, at the relevant insider’s discretion, converted upon consummation of our Initial business combination into additional Private Warrants at a price of $1.00 per warrant. Our stockholders have approved the issuance of the Private Warrants upon conversion of such notes, to the extent the holder wishes to so convert such unit at the time of the consummation of our initial business combination. In the event that we receive notice from our founders five days prior to the applicable deadline of their intent to effect a Paid Extension Period, we intend to issue a press release announcing such intention at least three days prior to the applicable deadline. Our founders and their affiliates or designees are not obligated to fund the Trust Account to extend the time for us to complete our initial business combination. Any notes issued pursuant to these loans would be in addition to any notes issued pursuant to working capital loans made to us.

Our founders have waived their rights to liquidate distributions from the Trust Account with respect to any Founder Shares held by them if we fail to complete our initial business combination within the Combination Deadline. However, if our founders acquire Public Shares in or after the IPO, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if we fail to complete our initial business combination within the Combination Deadline.

Our founders have agreed, pursuant to a letter agreement with us dated June 9, 2022, that they will not propose any amendment to our Charter (i) that would modify the substance or timing of our obligation to allow redemption in connection with our initial business combination or to redeem 100% of our Public Shares if we do not complete our initial business combination within the Combination Deadline, or (ii) with respect to any other material provision relating to stockholders’ rights or pre-initial business combination activity, unless we provide our public stockholders with the opportunity to redeem their shares of ACAC Class A Common Stock upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to us to pay our taxes divided by the number of then outstanding Public Shares. However, we will only redeem our Public Shares so long as (after such redemption) our net tangible assets will be at least $5,000,001 upon consummation of our initial business combination and after payment of underwriters’ fees and commissions (so that we are not subject to the SEC’s “penny stock” rules). If this optional redemption right is exercised with respect to an excessive number of Public Shares such that we cannot satisfy the net tangible asset requirement (described above) we would not proceed with the amendment or the related redemption of our Public Shares.

We expect that all costs and expenses associated with implementing our plan of dissolution, as well as payments to any creditors, will be funded from amounts remaining out of the approximately $1,100,000 of proceeds held outside the Trust Account, although we cannot assure you that there will be sufficient funds for such purpose. However, if those funds are not sufficient to cover the costs and expenses associated with implementing our plan of dissolution, to the extent that there is any interest accrued in the Trust Account not required to pay taxes on interest income earned on the Trust Account balance, we may request the trustee to release to us an additional amount of up to $50,000 of such accrued interest to pay those costs and expenses.

If we were to expend all of the net proceeds of the IPO and the sale of the Private Warrants, other than the proceeds deposited in the Trust Account, and without taking into account interest, if any, earned on the Trust Account, the per-share redemption amount received by stockholders upon our dissolution would be approximately $10.20. The proceeds deposited in the Trust Account could, however, become subject to the claims of our creditors which would have higher priority than the claims of our public stockholders. We cannot assure you that the actual per-share redemption amount received by stockholders will not be substantially less than $10.20. Under Section 281(b) of the DGCL, our plan of dissolution must provide for all claims against us to be paid in full or make provision for payments to be made in full, as applicable, if there are sufficient assets. These claims must be paid or provided for before we make any distribution of our remaining assets to our stockholders. While we intend to pay such amounts, if any, we cannot assure you that we will have funds sufficient to pay or provide for all creditors’ claims.

Although we will seek to have all vendors, service providers, prospective target businesses or other entities with which we do business execute agreements with us waiving any right, title, interest and claim of any kind in or to any monies held in the Trust Account for the benefit of our public stockholders, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the Trust Account including but not limited to fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with respect to a claim against our assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, our management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third party that has not executed a waiver if management believes that such third party’s engagement would be significantly more beneficial to us than any alternative. Examples of possible instances where we may engage a third party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver.

In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the Trust Account for any reason. The Sponsor has agreed that it will be liable to us if and to the extent any claims by a third party for services rendered or products sold to us, or a prospective target business with which we have discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (i) $10.20 per public share or (ii) such lesser amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, due to reductions in value of the trust assets, in each case net of the amount of interest which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under our indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act. In the event that an executed waiver is deemed to be unenforceable against a third party, then the Sponsor will not be responsible to the extent of any liability for such third party claims We have not independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and believe that the Sponsor’s only assets are securities of our company. We have not asked the Sponsor to reserve for such indemnification obligations. Therefore, we cannot assure you that the Sponsor would be able to satisfy those obligations. As a result, if any such claims were successfully made against the Trust Account, the funds available for our initial business combination and redemptions could be reduced to less than $10.20 per public share. In such an event, we may not be able to complete our initial business combination, and you would receive such lesser amount per share in connection with any redemption of your Public Shares. None of our officers will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

In the event that the proceeds in the Trust Account are reduced below (i) $10.20 per public share or (ii) such lesser amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, due to reductions in value of the trust assets, in each case net of the amount of interest which may be withdrawn to pay taxes, and the Sponsor asserts that it is unable to satisfy its indemnification obligations or that it has no indemnification obligations related to a particular claim, our independent directors would determine whether to take legal action against the Sponsor to enforce its indemnification obligations. While we currently expect that our independent directors would take legal action on our behalf against the Sponsor to enforce its indemnification obligations to us, it is possible that our independent directors in exercising their business judgment may choose not to do so if, for example, the cost of such legal action is deemed by the independent directors to be too high relative to the amount recoverable or if the independent directors determine that a favorable outcome is not likely. We have not asked the Sponsor to reserve for such indemnification obligations and we cannot assure you that the Sponsor would be able to satisfy those obligations. Accordingly, we cannot assure you that due to claims of creditors the actual value of the per-share redemption price will not be less than $10.20 per public share.

We will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers, prospective target businesses or other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account. The Sponsor will also not be liable as to any claims under our indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act. We will have access to up to approximately $1,100,000 from the proceeds of the IPO with which to pay any such potential claims. In the event that we liquidate, and it is subsequently determined that the reserve for claims and liabilities is insufficient, stockholders who received funds from our Trust Account could be liable for claims made by creditors.

Under the DGCL, stockholders may be held liable for claims by third parties against a corporation to the extent of distributions received by them in a dissolution. The pro rata portion of our Trust Account distributed to our public stockholders upon the redemption of our Public Shares in the event we do not complete our initial business combination within the Combination Deadline may be considered a liquidating distribution under Delaware law. If the corporation complies with certain procedures set forth in Section 280 of the DGCL intended to ensure that it makes reasonable provision for all claims against it, including a 60-day notice period during which any third-party claims can be brought against the corporation, a 90-day period during which the corporation may reject any claims brought, and an additional 150-day waiting period before any liquidating distributions are made to stockholders, any liability of stockholders with respect to a liquidating distribution is limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would be barred after the third anniversary of the dissolution.

Furthermore, if the pro rata portion of our Trust Account distributed to our public stockholders upon the redemption of our Public Shares in the event we do not complete our initial business combination within the Combination Deadline, is not considered a liquidating distribution under Delaware law and such redemption distribution is deemed to be unlawful, then pursuant to Section 174 of the DGCL, the statute of limitations for claims of creditors could then be six years after the unlawful redemption distribution, instead of three years, as in the case of a liquidating distribution. If we are unable to complete our initial business combination within the Combination Deadline, we may seek approval from our stockholders holding no less than 65% or more of the votes to approve an amendment to our Charter to extend the Combination Deadline to allow us additional time to complete our initial business combination. If we fail to obtain approval from our stockholders for such extension or we do not seek such extension, we will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to us to pay our taxes or for working capital purposes (less up to $50,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and our board of directors, dissolve and liquidate, subject in each case to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. Accordingly, it is our intention to redeem our Public Shares as soon as reasonably possible following if we cannot complete our initial business combination within the Combination Deadline and, therefore, we do not intend to comply with those procedures. As such, our stockholders could potentially be liable for any claims to the extent of distributions received by them (but no more) and any liability of our stockholders may extend well beyond the third anniversary of such date.

Because we will not be complying with Section 280, Section 281(b) of the DGCL requires us to adopt a plan, based on facts known to us at such time that will provide for our payment of all existing and pending claims or claims that may be potentially brought against us within the subsequent 10 years. However, because we are a blank check company, rather than an operating company, and our operations will be limited to searching for prospective target businesses to acquire, the only likely claims to arise would be from our vendors (such as lawyers, investment bankers, etc.) or prospective target businesses. As described above, pursuant to the obligation contained in our underwriting agreement, we will seek to have all vendors, service providers, prospective target businesses or other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account. As a result of this obligation, the claims that could be made against us are significantly limited and the likelihood that any claim that would result in any liability extending to the Trust Account is remote. Further, the Sponsor may be liable only to the extent necessary to ensure that the amounts in the Trust Account are not reduced below (i) $10.20 per public share or (ii) such lesser amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, due to reductions in value of the trust assets, in each case net of the amount of interest withdrawn to pay taxes and will not be liable as to any claims under our indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act. In the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims.

If we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our stockholders. To the extent any bankruptcy claims deplete the Trust Account, we cannot assure you we will be able to return $10.20 per share to our public stockholders. Additionally, if we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, any distributions received by stockholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover some or all amounts received by our stockholders. Furthermore, our board of directors may be viewed as having breached its fiduciary duty to our creditors and/or may have acted in bad faith, thereby exposing itself and our company to claims of punitive damages, by paying public stockholders from the Trust Account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons.

Our public stockholders will be entitled to receive funds from the Trust Account only (i) in the event of the redemption of our Public Shares if we do not complete our initial business combination within the Combination Deadline, subject to applicable law, (ii) (a) in connection with a stockholder vote to approve an amendment to our Charter to modify the substance or timing of our obligation to allow redemption in connection with our initial business combination or to redeem 100% of our Public Shares if we have not consummated an initial business combination within the Combination Deadline, or (b) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity or (iii) our completion of an initial business combination, and then only in connection with those Public Shares that such stockholder properly elected to redeem, subject to the limitations described in the Prospectus. In no other circumstances will a stockholder have any right or interest of any kind to or in the Trust Account. In the event we seek stockholder approval in connection with our initial business combination, a stockholder’s voting in connection with the initial business combination alone will not result in a stockholder’s redeeming its shares to us for an applicable pro rata share of the Trust Account. Such stockholder must have also exercised its redemption rights as described above.

Competition

In identifying, evaluating, and selecting a target business for our initial business combination, we may encounter intense competition from other entities having a business objective similar to ours, including other blank check companies, private equity groups and leveraged buyout funds, and operating businesses seeking strategic acquisitions. Many of these entities are well established and have extensive experience identifying and effecting Initial business combinations directly or through affiliates. Moreover, many of these competitors possess greater financial, technical, human and other resources than we do. Our ability to acquire larger target businesses will be limited by our available financial resources. This inherent limitation gives others an advantage in pursuing the acquisition of a target business. Furthermore, our obligation to pay cash in connection with our public stockholders who exercise their redemption rights may reduce the resources available to us for our initial business combination and our outstanding warrants, and the future dilution they potentially represent, may not be viewed favorably by certain target businesses. Either of these factors may place us at a competitive disadvantage in successfully negotiating an initial business combination.

Facilities

Our executive offices are located at 13284 Pond Springs Rd, Ste 405, Austin, Texas 78729. We pay the Sponsor for the office space, as part of the $10,000 per month payment we made to it for office space, utility, personnel and related services. This arrangement will terminate upon the earlier of (a) completion of an initial business combination or (b) June 14, 2023 (twelve months after the completion of the IPO).

Employees

Ms. “Joy” Yi Hua, our Chief Executive Officer and Chief Financial Officer, is currently our sole executive officer. She is not obligated to devote any specific number of hours to our matters but she intends to devote as much of their time as she deems necessary to our affairs until we have completed our initial business combination. The amount of time Ms. Hua will devote in any time period will vary based on whether a target business has been selected for our initial business combination and the stage of the initial business combination process we are in. We do not intend to have any full-time employees prior to the completion of our initial business combination.

The following table sets forth information about our directors and executive officers as of the date of this report.

Name	Age	Position
“Joy” Yi Hua	48	Chairwoman, Chief Executive Officer and Chief Financial Officer
James “Jim” C. Hardin Jr.	44	Director
Edmund R. Miller	68	Director
Andrew Pierce	37	Director

Ms. “Joy” Yi Hua is our Chief Executive Officer, Chief Financial Officer and Chairwoman. Ms. Hua has over 18 years of experience in investment management, hedge fund, private equity and real estate investment around the world. Since June 2016, Ms. Hua has served as the Managing Director of Serene View Capital LLC, an investment management and consulting firm. She has served as CEO of Bit Bay Technology Corporation since January 2023, a data center infrastructure and services company. In June 2018, Ms. Hua founded Cohere Education LLC, an online education start-up engaged in the distribution of STEAM curriculum and programs to K-12 and college students in the U.S. and China. Before that, Ms. Hua co-founded and served as the Chief Operating Officer for MeshImpact LLC for the period between July 2016 and December 2018, overseeing financial and strategic planning for the consulting firm providing data analytics and machine learning solutions. Earlier in her career, Ms. Hua worked for CornerStone Partners LLC for from 2008 to 2016 where she managed private equity and real assets portfolios of over 3 billion US dollars for 12 non-profit clients. Ms. Hua started her investment career at UVIMCO, the organization that manages the University of Virginia’s $14.5 billion endowment, from 2004 to 2008. Ms. Hua received her MBA from the University of Texas at Austin in 2003, and a B.A. in Economics from Shanghai University of Finance & Economics in 1997. She has been a CFA charter holder since 2004.

Mr. James “Jim” C. Hardin Jr. has served as independent director since June 9, 2022. Mr. Hardin has 20 years of experience in direct investments, co-investments, and fund investments in multiple private and public asset classes, sectors, and countries. He has particular investing experience in healthcare, fintech (bank software, payments), and community banks. He is currently an investment banker affiliated with Deer Isle Group, LLC and The Sponsor Fund Partners LLC. On the advisory side through Deer Isle Group, LLC, Mr. Hardin works with clients as a fractional general partner — which is similar to a fractional strategic CFO role — where he provides senior bandwidth to private equity general partners to support transaction execution and capital raising. Prior to partnering with Deer Isle, Mr. Hardin founded a technology-enabled service company for the lower middle market private equity ecosystem between 2014 and 2020, led private equity investing at full-service outsourced investment firm and Duke University-spinout Global Endowment Management (now $12B AUM) between 2009 and 2013, acquired and exited a point of sale payments company between 2009 and 2017, and co-managed a healthcare portfolio at the multi-strategy hedge fund Farallon Capital Management/Noonday (now $35B AUM) between 2004 and 2008. Mr. Hardin has also been a director of Affirmative Technologies, a provider of electronic payment risk management and fraud detection software, since 2018. Mr. Hardin has also been the President of Fund Investor Toolkit, LLC, a consulting service, since 2014. Mr. Hardin graduated cum laude in Economics (AB) from Harvard College.

Mr. Edmund R. Miller has served as independent director since June 9, 2022. Mr. Miller is a Senior Managing Director of Pan American Finance, LLC, an investment advisory firm where he has held this position since 2012. He has extensive private equity investment, fundraising and Telecommunication, Media, & Technology (TMT) experience. From 2002 to 2011, he was the Managing Director at Parmenter Realty Partners where he was in charge of all aspects of documenting and raising their second, third, and fourth institutional funds. Earlier in his career, from 1984 to 1996, Mr. Miller was co-manager of the largest Caribbean Basin and Latin American coverage team for Goldman Sachs, based in Miami. From 1996 to 1999, he managed a high yield fund for a large Latin American bank, managed a hedge fund, and was a founder and led the initial investment round in Answerthink (now known as The Hackett Group, NASDAQ: HCKT), an information technology consulting company. Mr. Miller was the co-founder of Interprise Technology Partners, a $110 million technology venture fund which made seven lead investments between 1999 and 2002. Prior to joining Goldman Sachs in 1984, Mr. Miller worked for Price Waterhouse in New York City in international tax for 4 years. He is a graduate of the University of Florida Warrington College of Business and the Levin College of Law. Mr. Miller was previously certified as a CPA and was a member of the New York Bar.

Mr. Andrew Pierce has served as independent director since June 9, 2022. Mr. Pierce has more than a decade of experience in everything from data center auditing and IT support, to building world-class software and leading teams of engineers. Between 2014 and 2022, Mr. Pierce led the Platform Applications team for BlackSky Technology Inc. (NYSE: BKSY), a leading provider of real-time geospatial intelligence and global monitoring services, and has helped grow it from a $1M ARR startup into a publicly-traded powerhouse valued at over $1B on opening day. Prior to BlackSky, Mr. Pierce served as the Engineering Manager of Thermopylae Science and Technology’s iSpatial platform. He is also the founder and owner of Banana Stand Technologies, Inc., a company engaged in “web3” consulting services. From 2009 to 2010, he was on the team that built FederalReporting.gov, the system responsible for tracking the American Recovery and Reinvestment Act (ARRA) stimulus spending. He graduated with a B.S. in Computer Science and a B.A. in Japanese Studies from the College of William and Mary in 2009, and has spent time abroad living and working in Japan.

Director Independence

Nasdaq listing standards require that a majority of our board of directors be independent. An “independent director” is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship which in the opinion of the company’s board of directors, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. Our board of directors has determined that Messrs. James “Jim” C. Hardin Jr., Edmund R. Miller and Andrew Pierce are “independent directors” as defined in the Nasdaq listing standards and applicable SEC rules. Our audit committee is entirely composed of independent directors meeting Nasdaq’s additional requirements applicable to members of the audit committee. Our independent directors have regularly scheduled meetings at which only independent directors are present.

Committees of the Board of Directors

Audit Committee

Since our IPO, we have an audit committee of the board of directors. Messrs. James “Jim” C. Hardin Jr., Edmund R. Miller and Andrew Pierce serve as members of our audit committee, with James “Jim” C. Hardin Jr. serving as the Chairman of the audit committee. Under the Nasdaq listing standards and applicable SEC rules, we are required to have at least three members of the audit committee, all of whom must be independent, subject to certain phase-in provisions. Each such person meets the independent director standard under Nasdaq listing standards and under Rule 10-A-3(b)(1) of the Exchange Act.

Each member of the audit committee is financially literate, and our board of directors has determined that James “Jim” C. Hardin Jr. qualifies as an “audit committee financial expert” as defined in applicable SEC rules.

We have adopted an audit committee charter, which details the principal functions of the audit committee, including:

•        the appointment, compensation, retention, replacement, and oversight of the work of the independent auditors and any other independent registered public accounting firm engaged by us;

•        pre-approving all audit and permitted non-audit services to be provided by the independent auditors or any other registered public accounting firm engaged by us, and establishing pre-approval policies and procedures;

•        reviewing and discussing with the independent auditors all relationships the auditors have with us in order to evaluate their continued independence;

•        setting clear hiring policies for employees or former employees of the independent auditors;

•        setting clear policies for audit partner rotation in compliance with applicable laws and regulations;

•        obtaining and reviewing a report, at least annually, from the independent auditors describing (i) the independent auditor’s internal quality-control procedures and (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the audit firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues;

•        reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC prior to us entering into such transaction; and

•        reviewing with management, the independent auditors, and our legal advisors, as appropriate, any legal, regulatory or compliance matters, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding our financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by the Financial Accounting Standards Board, the SEC or other regulatory authorities.

Compensation Committee

Since our IPO, we have a compensation committee of the board of directors. Messrs. James “Jim” C. Hardin Jr., Edmund R. Miller and Andrew Pierce serve as members of our compensation committee, with Andrew Pierce serving as the chairman of the compensation committee. Under the Nasdaq listing standards and applicable SEC rules, we are required to have at least two members of the compensation committee, all of whom must be independent, subject to certain phase-in provisions. Each such person meets the independent director standard under Nasdaq listing standards applicable to members of the compensation committee.

We have adopted a compensation committee charter, which details the principal functions of the compensation committee, including:

•        reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officer based on such evaluation;

•        reviewing and approving on an annual basis the compensation of all of our other officers;

•        reviewing on an annual basis our executive compensation policies and plans;

•        implementing and administering our incentive compensation equity-based remuneration plans;

•        assisting management in complying with our proxy statement and annual report disclosure requirements;

•        approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our officers and employees;

•        if required, producing a report on executive compensation to be included in our annual proxy statement; and

•        reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

Notwithstanding the foregoing, as indicated above, other than reimbursement of expenses, no compensation of any kind, including finders, consulting or other similar fees, will be paid to any of our existing stockholders, officers, directors or any of their respective affiliates, prior to, or for any services they render in order to complete the consummation of an initial business combination although we may consider cash or other compensation to officers or advisors we may hire subsequent to the IPO to be paid either prior to or in connection with our initial business combination. Accordingly, it is likely that prior to the consummation of an initial business combination, the compensation committee will only be responsible for the review and recommendation of any compensation arrangements to be entered into in connection with such initial business combination.

The current charter of the compensation committee also provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by Nasdaq and the SEC.

Director Nominations

We do not have a standing nominating committee. In accordance with Rule 5605(e)(2) of the Nasdaq Rules, a majority of the independent directors may recommend a director nominee for selection by the board of directors. The board of directors believes that the independent directors can satisfactorily carry out the responsibility of properly selecting or approving director nominees without the formation of a standing nominating committee. As there is no standing nominating committee, we do not have a nominating committee charter in place.

The board of directors will also consider director candidates recommended for nomination by our stockholders during such times as they are seeking proposed nominees to stand for election at the next annual meeting of stockholders (or, if applicable, a special meeting of stockholders). Our stockholders that wish to nominate a director for election to our board of directors should follow the procedures set forth in our bylaws.

We have not formally established any specific, minimum qualifications that must be met or skills that are necessary for directors to possess. In general, in identifying and evaluating nominees for director, our board of directors considers educational background, diversity of professional experience, knowledge of our business, integrity, professional reputation, independence, wisdom, and the ability to represent the best interests of our stockholders.

Code of Ethics

We have adopted a code of ethics applicable to our directors, officers and employees.

Clawback Policy

We have adopted a clawback policy on November 27, 2023 that applies to our executive officers (the “Policy”) to comply with Nasdaq rules, which were approved by the SEC in June of 2023. The policy become effective on November 28, 2023.

The policy gives the Compensation Committee the discretion to require executive officers to reimburse us for any Erroneously Awarded Compensation (as defined in the Policy) that was based on financial results that were subsequently restated as a result of that person’s misconduct.

Legal Proceedings

There is no material litigation, arbitration or governmental proceeding currently pending against us, the Sponsor or any members of our management team in their capacity as such.

ACAC MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of ACAC’s financial condition and results of operations should be read in conjunction with ACAC’s audited consolidated financial statements and the related notes to those statements included elsewhere in this proxy statement/prospectus. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that involve risks and uncertainties. ACAC’s actual results could differ materially from those discussed in the forward-looking statements as a result of many factors, including those factors set forth in the sections titled “Risk Factors” and “Forward-Looking Statements”, which you should review for a discussion of some of the factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis and elsewhere in this proxy statement/prospectus.

Unless the context otherwise requires, all references in this subsection to the “Company,” “ACAC”, “we,” “us” or “our” refer to the business of ACAC and its subsidiaries prior to the consummation of the Business Combination.

Overview

Acri Capital Acquisition I Corp. (“we”, “Company”, “ACAC”, “us” or “our”) is a blank check company incorporated as a Delaware corporation on January 7, 2022 formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar Initial business combination with one or more businesses. We intend to effectuate our initial business combination using cash derived from the proceeds of our IPO and the sale of Private Warrants in a Private Placement to the Sponsor, potential additional shares, debt or a combination of cash, shares and debt.

We expect to continue to incur significant costs in the pursuit of our acquisition plans. We cannot assure you that our plans to complete an initial business combination will be successful.

On June 14, 2022 the Company consummated the IPO of 8,625,000 Units (including 1,125,000 Units issued upon the full exercise of the over-allotment option). Each Unit consists of one Public Share, and one-half of one Public Warrant, each whole Warrant entitling the holder thereof to purchase one share of ACAC Class A Common Stock at an exercise price of $11.50 per share. The Units were sold at an offering price of $10.00 per Unit, generating gross proceeds of $86,250,000 on June 14, 2022.

Special Meeting I, Related Redemption, Extensions, and Extension Notes

On February 8, 2023, the Company held a special meeting of stockholders (the “Special Meeting I”), at which the stockholders of the Company approved the proposal to amend the Company’s then-existing amended and restated certificate of incorporation to amend the amount of monthly deposit required to be deposited in the Trust Account from $0.0333 for each public share to $0.0625 for each public share for, and the Company may extend up to nine (9) times until December 14, 2023 if the Company has not consummated its initial business combination by March 14, 2023 (the nine (9) month anniversary of the closing of its IPO). Upon the stockholders’ approval, on February 9, 2023, the Company filed a certificate of amendment to its then-existing amended and restated certificate of incorporation which became effective upon filing (which, upon the amendment, the “First Amended Charter”). In connection with the Special Meeting I, 4,981,306 shares of ACAC Class A Common Stock of the Company were redeemed and cancelled.

Pursuant to the First Amended Charter, the Company may extend the deadline to complete its initial business combination (the “Combination Deadline”) up to nine times on monthly basis from March 14, 2023 to December 14, 2023, by depositing $227,730.87 each month into the Trust Account, representing $0.0625 per public share. Following the Special Meeting I, the Sponsor deposited four monthly payments to the Trust Account to extend the Combination Deadline to July 14, 2023. The four monthly payments were evidenced by four promissory notes issued by the Company to the Sponsor, each in the principal amount of $227,730.87.

Special Meeting II, Related Redemption, Extensions, and Extension Notes

On July 11, 2023, the Company held another special meeting of stockholders (the “Special Meeting II”), at which the stockholders of the Company approved, among others, the proposal to amend the First Amended Charter to allow the Company until July 14, 2023 to consummate an initial business combination, and, without another stockholder vote, to elect to extend Combination Deadline on a monthly basis for up to nine (9) times, up to April 14, 2024, by depositing $75,000 to the Trust Account. Upon the stockholders’ approval, on July 12, 2023, the Company filed a certificate of amendment to its then-existing amended and restated certificate of incorporation which became effective upon filing (which, upon the amendment, the “Second Amended Charter”). In connection with the Special Meeting II, 388,644 shares of ACAC Class A Common Stock of the Company were redeemed and cancelled.

Pursuant to the Second Amended Charter, the Company may extend the Combination Deadline on monthly basis from July 14, 2023 to up to nine times by depositing $75,000 each month into the Trust Account. Following the Special Meeting II, the Sponsor deposited nine monthly payments to the Trust Account to extend the Combination Deadline to April 14, 2024. The nine monthly payments were evidenced by nine promissory notes issued by the Company to the Sponsor, each in the principal amount of $75,000, or $675,000 in aggregate.

Special Meeting III

On March 8, 2024, ACAC filed a definitive proxy statement on Schedule 14A to announce that a third special meeting of stockholders (the “Special Meeting III”) will be held on April 9, 2024, at which the stockholders of ACAC, among others, will be asked to vote a new proposal to amend the Second Amended Charter to allow ACAC until April 14, 2024 to consummate an initial business combination, and, without another stockholder vote, to elect to extend Combination Deadline on a monthly basis for up to nine (9) times, up to January 14, 2025, by depositing the lesser of (i) $50,000 for all remaining public shares and (ii) $0.033 for each remaining public share in the Trust Account for each monthly extension.

The purpose of the Special Meeting III is to further extend the Combination Deadline allow ACAC to have more time and flexibility to complete its initial business combination. Public stockholders of shares of ACAC Class A Common Stock may elect to redeem their shares for their pro rata portion of the funds available in the Trust Account in connection with the Special Meeting III, regardless of whether such public stockholders vote “FOR” or “AGAINST,” or abstain from voting on these proposals or otherwise at the Special Meeting III.

Working Capital Note

The Sponsor or an affiliate of the Sponsor or certain of our officers and directors may, but are not obligated to, loan us funds as may be required. Any such loans would be on an interest-free basis and would be repaid only from funds held outside the Trust Account or from funds released to us upon completion of the initial business combination. We may issue such working capital notes to the Sponsor, officers, directors, of their affiliates, evidencing the terms of such loans.

On December 5, 2023, the Company issued a promissory note (the “Working Capital Note”) to the Sponsor, under which the Sponsor agreed to loan the Company up to $500,000 to be used for a portion of the working capital. This loan is non-interest bearing, unsecured and is due at the earlier of (1) the date on which the Company consummates its initial business combination or (2) the date on which the Company liquidates and dissolves. The Sponsor, as the payee, has the right, but not the obligation, to convert the note, in whole or in part, into Private Warrants of the Company, that are identical to the Private Warrants issued by the Company in the Private Placement consummated simultaneously with the Company’s IPO, subject to certain exceptions, as described in the IPO Prospectus, by providing the Company with written notice of the intention to convert at least two business days prior to the closing of the initial business combination. The number of Private Warrants to be received by the Sponsor in connection with such conversion shall be an amount determined by dividing (x) the sum of the outstanding principal amount payable to the Sponsor by (y) $1.00. As of December 31, 2023, no working capital has been drawn by the Company and no balance as been repaid as of the date of this report.

Target Amendment

At the Special Meeting II, the stockholders also approved the proposal to amend the Charter to remove the restriction of Company to undertake an initial business combination with any entity with its principal business operations or is headquartered in China (including Hong Kong and Macau) (the “Target Amendment”). As result of the Target Amendment, the Company may decide to consummate the Business Combination with an entity with its principal business operations or is headquartered in China (including Hong Kong and Macau), so the PubCo may face various legal and operational risks and uncertainties after the business combination. See “Part II — Other Information — Item 1A — Risk Factors” for details.

Change of Nasdaq Listing Market

On July 7, 2022, Nasdaq approved the Company’s application to list its common stock, units, and warrants on the Capital Market. The Company’s common stock, units, and warrants commenced trading on the Capital Market at the opening of business on July 10, 2022.

Business Combination Agreement with Foxx

On February 18, 2024, we entered into a business combination agreement (as amended from time to time, the “Business Combination Agreement”), by and among us, Acri Capital Merger Sub I Inc., a Delaware corporation and our wholly-owned subsidiary (“Purchaser”, or “PubCo” upon and following closing of the Business Combination), Acri Capital Merger Sub II Inc., a Delaware corporation and wholly-owned subsidiary of Purchaser (“Merger Sub”, together with us and the Purchaser, the “Purchaser Parties”), and Foxx Development Inc., a Texas corporation (“Foxx”), pursuant to which (i) ACAC will merge with and into Purchaser (the “Reincorporation Merger”), and (ii) Foxx will merge with and into Merger Sub, with Merger Sub surviving as a wholly-owned subsidiary of Purchaser (the “Acquisition Merger”). The Reincorporation Merger, the Acquisition Merger, and other transactions contemplated under the Business Combination Agreement, are collectively referred to as the “Business Combination”. Following consummation of the Business Combination (the “Closing”), Purchaser will become a publicly traded company. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Business Combination Agreement.

Foxx, established in 2017 as a Texas incorporated company, is a consumer electronics and integrated Internet-of-Things (IoT) solution company catering to both retail and institutional clients. With robust research and development capabilities and a strategic commitment to cultivating long-term partnerships with mobile network operators, distributors and suppliers around the world, FOXX currently sells a diverse range of products including mobile phones, tablets and other consumer electronics devices throughout the United States, and is in the process of developing and distributing end-to-end communication terminals and IoT solutions.

Reincorporation Merger

At the effective time of the Reincorporation Merger (the “Reincorporation Merger Effective Time”), (i) each issued and outstanding Unit will automatically separate into one share of our Class A Common Stock and one-half of one Warrant (the “Separation of ACAC Units”), (ii) upon the Separation of Units, each share of Class A or Class B Common Stock issued and outstanding shall be converted automatically into one share of common stock of Purchaser, par value $0.0001 per share (“Purchaser Common Stock”), and (iii) each issued and outstanding Warrant shall be converted automatically into one redeemable warrant of Purchaser, exercisable for one share of Purchaser Common Stock at an exercise price of $11.50 (“Purchaser Warrant”).

Closing Payment Stock

At the effective time of the Acquisition Merger (“Effective Time”), by virtue of the Acquisition Merger and the Business Combination Agreement, and without any action on the part of ACAC, Purchaser, Merger Sub, Foxx, or stockholders of Foxx immediately prior to the Effective Time (the “Foxx Stockholders”), the Foxx Stockholders’ shares of common stock of Foxx (“Foxx Common Stock”) issued and outstanding immediately prior to the Effective Time will be canceled and automatically converted into the right to receive, without interest, the applicable portion of the Closing Payment Stock (as defined herein) as set forth in the Closing Consideration Spreadsheet. “Closing Payment Stock” means 5,000,000 shares of Purchaser Common Stock, which are equal or equivalent in value to the sum of $50,000,000 divided by $10.00 per share, among which, 500,000 shares in aggregate will be deposited to a segregated escrow account and to be released to the Foxx Stockholders if and only if, prior to or upon one-year anniversary of the Business Combination Agreement, the U.S. Congress has approved the affordable connectivity program of no less than $4 billion; or otherwise be cancelled and forfeited by PubCo without consideration.

Earnout Consideration

In addition to Closing Payment Stock, the Foxx Stockholders are entitled to receive up to an additional 4,200,000 shares of Purchaser Common Stock subject to achievement of certain milestones (the “Earnout Shares”). The Earnout Shares will be issued as below:

(i)     in connection with the financial performance for the fiscal year ending June 30, 2024

(A)    700,000 Earnout Shares will be issued to Foxx Stockholders on a pro rata basis if and only if PubCo’s audited consolidated financial statements for the fiscal year ending June 30, 2024 (“2024 PubCo Audited Financial Statements”), prepared in accordance with the Generally Accepted Accounting Principles of the United States (“U.S. GAAP”) and filed with the SEC on Form 10-K by PubCo after Closing, reflect revenue of PubCo for the fiscal year ending June 30, 2024 (the “PubCo 2024 Revenue”) no less than $67,000,000 (including $67,000,000) and less than $84,000,000 (excluding $84,000,000); or

(B)    1,400,000 Earnout Shares will be issued to Foxx Stockholders on a pro rata basis if and only if the PubCo 2024 Revenue is no less than $84,000,000 (including $84,000,000) and less than $100,000,000(excluding $100,000,000); or

(C)    2,100,000 Earnout Shares will be issued to Foxx Stockholders on a pro rata basis if and only if the PubCo 2024 Revenue is no less than $100,000,000; and

(D)    the Earnout Shares shall be issued and delivered pursuant to one paragraph from (i)(A)-(1)(C) above only once.

(ii)    In connection with the financial performance for the fiscal year ending June 30, 2025:

(A)    700,000 Earnout Shares will be issued to Foxx Shareholders on a pro rata basis if and only if PubCo’s audited consolidated financial statements for the fiscal year ending June 30, 2025 (“2025 PubCo Audited Financial Statements”), prepared in accordance with U.S. GAAP and filed with the SEC on Form 10-K by PubCo after Closing, reflect revenue of PubCo for the fiscal year ending June 30, 2025 (the “PubCo 2025 Revenue”) no less than $77,050,000 (including $77,050,000) and less than $96,600,000 (excluding $96,600,000); or

(B)    1,400,000 Earnout Shares will be issued to Foxx Stockholders on a pro rata basis if and only if the PubCo 2024 Revenue is no less than $96,600,000 (including $96,600,000) and less than $115,000,000 (excluding $115,000,000); or

(C)    2,100,000 Earnout Shares will be issued to Foxx Stockholders on a pro rata basis if and only if the PubCo 2024 Revenue reflected in the 2024 PubCo Audited Financial Statements is no less than One Hundred and Fifteen Million Dollars ($115,000,000) (including $115,000,000); and

(D)    the Earnout Shares shall be issued and delivered pursuant to one paragraph from (ii)(A) to (ii)(C) above only once.

Amendment to the Underwriting Agreement

On February 23, 2024, we entered into that certain Amendment (the “UA Amendment”) to the Underwriting Agreement, dated June 9, 2022 (the “Underwriting Agreement”) with EF Hutton LLC (f/k/a EF Hutton, division of Benchmark Investments, LLC, the “EF Hutton”), the representative of the several underwriters of our IPO.

Pursuant to the terms of the UA Amendment, EF Hutton and the Company have agreed to amend the Underwriting Agreement to replace the existing deferred underwriting fee under the Underwriting Agreement from $2,587,500 payable in cash at the closing of a business combination, to (x) $1,725,000 payable in cash and (y) 43,125 shares of common stock of PubCo. to be issued, at the closing of the Acquisition Merger.

Results of Operations

We have neither engaged in any operations nor generated any operating revenues to date except the preparation and completion of the IPO and search for target candidate following the consummation of the IPO. Our only activities from inception through December 31, 2023 were organizational activities and those necessary to prepare for the IPO. We do not expect to generate any operating revenues until after the completion of our initial business combination. We expect to generate non-operating income in the form of interest income on marketable securities held after the IPO. We expect that we will incur increased expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses in connection with searching for, and completing, an initial business combination.

For the year ended December 31, 2023 and the period from January 7, 2022 (inception) through December 31, 2022, we had a net income of $886,366 and $217,224, mainly from income on our investment less our formation and operating costs and tax expenses.

Liquidity and Capital Resources

The Company’s liquidity needs up to December 31, 2023 had been satisfied through initial payment from the Sponsor of $25,000, proceeds from the Private Placement, and loan from sponsor of $1,431,747.

On June 14, 2022, we consummated the IPO of 8,625,000 Public Units at a price of $10.00 per unit (including 1,125,000 units issued upon the fully exercise of the over-allotment option), generating gross proceeds of $86,250,000. Simultaneously with the closing of the IPO and exercise of the over-allotment option in full by the underwriters, we consummated the sale of 5,240,000 warrants as Private Warrants, at a price of $1.00 per warrant, with each warrant entitling the registered holder to purchase one share of ACAC Class A Common Stock at a price of $11.50 per share, generating gross proceeds of $5,240,000. Following the closings of the IPO and the sales of the Private Warrants on June 14, 2022, a total of $87,975,000 (or $10.20 per share) was placed in the Trust Account.

As of December 31, 2023, the Company had cash of $54,289 and a working capital deficit of $2,050,294 (excluding taxes payable which will be paid out from Trust).

In connection with the votes to approve the Extension Amendment Proposal at the Special Meeting, 4,981,306 shares of ACAC Class A Common Stock of the Company were rendered for redemption at $10.33 per share, On July 11 2023, in connection with the Special Meeting II to approve the second Extension Amendment Proposal, 388,644 shares of ACAC Class A Common Stock of the Company were redeemed and cancelled at $10.82 per share, resulting in approximately $36.7 million remaining in the Trust Account as of December 31, 2023.

We intend to use substantially all of the funds held in the Trust Account, including any amounts representing interest earned on the Trust Account, excluding deferred underwriting commissions, to complete our initial business combination. We may withdraw interest from the Trust Account to pay taxes, if any. To the extent that our share capital or debt is used, in whole or in part, as consideration to complete an initial business combination, the remaining proceeds held in the Trust Account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue our growth strategies.

We intend to use the funds held outside the Trust Account primarily to identify and evaluate target businesses, perform business due diligence on prospective target businesses, travel to and from the offices, plants or similar locations of prospective target businesses or their representatives or owners, review corporate documents and material agreements of prospective target businesses, structure, negotiate and complete an initial business combination.

In order to fund working capital deficiencies or finance transaction costs in connection with an initial business combination, the Sponsor or an affiliate of the Sponsor or certain of our officers and directors may, but are not obligated to, loan us funds as may be required. If the Company completes the initial business combination, it would repay such loaned amounts. In the event that the initial business combination does not close, we may use a portion of the working capital held outside the Trust Account to repay such loaned amounts but no proceeds from the Trust Account would be used for such repayment. Up to $3,000,000 of such loans may be convertible into warrant, at a price of $1.00 per warrant at the option of the lender.

We do not believe we will need to raise additional funds in order to meet the expenditures required for operating our business. However, if our estimate of the costs of identifying a target business, undertaking in-depth due diligence and negotiating an initial business combination are less than the actual amount necessary to do so, we may have insufficient funds available to operate our business prior to our initial business combination. Moreover, we may need to obtain additional financing either to complete our initial business combination or because we become obligated to redeem a significant number of our Public Shares upon completion of our initial business combination, in which case we may issue additional securities or incur debt in connection with such initial business combination.

In addition, our Charter, as amended by the Second Amended Charter, provides that we will have until July 14, 2023 to complete the initial business combination, which may be extended up to nine (9) times by an additional one month each time until April 14, 2024. As of the date of this report, between July 12, 2023 and March 12, 2024, an aggregate of $675,000 of Monthly Extension Payments, or nine Monthly Extension Payments of $75,000 on the 12th day of each month, were deposited into the Trust Account, which enables the Company to extend the period of time it has to consummate its initial business combination on a monthly basis from July 14, 2023 to April 14, 2024.

In connection with the Monthly Extension Payments, the Company issued nine unsecured promissory notes of $75,000 for each of the nine Monthly Extension Payments (each a “Extension Note”) to the Sponsor.

Each of the Extension Notes is non-interest bearing and payable (subject to the waiver against trust provisions) on the earlier of (i) consummation of the Company’s initial business combination and (ii) the date of the liquidation of the Company. The principal balance may be prepaid at any time, at the election of the Company. The holder of the Extension Notes has the right, but not the obligation, to convert each Extension Note, in whole or in part, respectively, into Private Warrants of the Company, as described in the Prospectus, by providing the Company with written notice of its intention to convert the Note at least two business days prior to the closing of the Company’s initial business combination. The number of Private Warrants to be received by the holder in connection with such conversion shall be an amount determined by dividing (x) the sum of the outstanding principal amount payable to the holder, by (y) $1.00.

If we are unable to complete an initial business combination by April 14, 2024, we may seek approval from our stockholders holding no less than 65% or more of the votes to approve to extend the Combination Deadline, if we fail to obtain approval from our stockholders for such extension or we do not seek such extension, the Company will cease all operations.

As a result, management has determined that such additional condition also raise substantial doubt about the Company’s ability to continue as a going concern. The financial statement does not include any adjustments that might result from the outcome of this uncertainty.

Off-Balance Sheet Financing Arrangements

We have no obligations, assets or liabilities that would be considered off-balance sheet arrangements as of December 31, 2023. We do not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. We have not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or purchased any non-financial assets.

Contractual Obligations

As of December 31, 2023 and December 31, 2022, we do not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities.

The holders of the Founder Shares, the Private Warrants, and any warrants that may be issued upon conversion of working capital loans (and any underlying securities) will be entitled to registration rights pursuant to a registration rights agreement entered into in connection with the IPO. The holders of these securities are entitled to make up to three demands, excluding short form demands, that we register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to our completion of our initial business combination. We will bear the expenses incurred in connection with the filing of any such registration statements.

Critical Accounting Policies and Estimates

In preparing the financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, actual results may differ from these estimates. We have identified the following critical accounting policies and estimates:

Investments held in Trust Account

At December 31, 2023 and December 31, 2022, $36,672,846 and $89,140,977 of the assets held in the Trust Account were held in money market funds, which are invested in short term U.S. Treasury securities.

The Company classifies its U.S. Treasury and equivalent securities as held-to-maturity in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 320 “Investments — Debt and Equity Securities.” Held-to-maturity securities are those securities which the Company has the ability and intent to hold until maturity. Held-to-maturity treasury securities are recorded at amortized cost on the accompanying balance sheet and adjusted for the amortization or accretion of premiums or discounts.

Offering Costs

The Company complies with the requirements of ASC Topic 340-10-S99-1, “Other Assets and Deferred Costs — SEC Materials” (“ASC 340-10-S99”) and SEC Staff Accounting Bulletin Topic 5A, “Expenses of Offering”. Offering costs consisting principally of underwriting, legal, accounting and other expenses that are directly related to the IPO and charged to shareholders’ equity upon the completion of the IPO.

Warrants

We account for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in ASC 480 “Distinguishing Liabilities from Equity” (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, whether they meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own common stock and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of equity at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded as liabilities at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the statements of operations. We determined that upon further review of the proposed form of warrant agreement, management concluded that the warrants included in the units issued in the IPO pursuant to the warrant agreement qualify for equity accounting treatment

Common Stock Subject to Possible Redemption

The Company accounts for its common stock subject to possible redemption in accordance with the guidance in ASC Topic 480 “Distinguishing Liabilities from Equity.” Common stock subject to mandatory redemption (if any) are classified as a liability instrument and are measured at fair value. Conditionally redeemable common stock (including common stock that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, common stock is classified as stockholders’ equity. The Company’s Public Shares feature certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, as of December 31, 2023, common stock subject to possible redemption are presented at redemption value of $11.12 per share as temporary equity, outside of the shareholders’ equity section of the Company’s balance sheet. The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of redeemable common stock to equal the redemption value at the end of each reporting period. Increases or decreases in the carrying amount of redeemable common stock are affected by charges against additional paid in capital or accumulated deficit if additional paid in capital equals to zero.

Net Income (Loss) per Share

The Company complies with accounting and disclosure requirements of FASB ASC 260, Earnings Per Share. In order to determine the net income (loss) attributable to both the redeemable shares and non-redeemable shares, the Company first considered the undistributed income (loss) allocable to both the redeemable common stock and non-redeemable common stock and the undistributed income (loss) is calculated using the total net loss less any dividends paid. The Company then allocated the undistributed income (loss) ratably based on the weighted average number of shares outstanding between the redeemable and non-redeemable common stock. Any remeasurement of the accretion to redemption value of the common stock subject to possible redemption was considered to be dividends paid to the public stockholders.

Recent Accounting Pronouncements

Management does not believe that any other recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statement.

INFORMATION ABOUT FOXX

Unless otherwise indicated or the context otherwise requires, references in this section to “Foxx,” “we,” “our,” “us,” and similar terms refer to Foxx Development Inc. and its subsidiary in Singapore, FOXX TECHNOLOGY PTE. LTD., which was incorporated on August 29, 2023 as a private company limited by shares. This reference extends to the period before the Business Combination, which will constitute the business of Pubco and its consolidated subsidiaries immediately after the consummation of the Business Combination.

Overview

Founded in Texas in 2017, we are a technology innovation company in the communications sector. Since then, we have expanded our footprint to various locations in the United States, such as San Francisco, CA, Dallas, TX, Atlanta, GA, Los Angeles, CA, Miami, FL, and New York, NY, where we provide sales, retail, distribution, and after-sales support services, and engage in research and development of new customization standards and services.

We provide a range of Foxx-branded products, including tablets, smartphones, wearables, and other high-quality communication terminals. Our products are priced competitively after considering various factors such as product costs, research and development investments, regulatory compliance, testing expenses, and shipping costs. Our customers are primarily distributors who sell our products in the U.S. public channels and to major carriers in the United States such as T-Mobile, AT&T, and Verizon.

We source our products from various original design manufacturer suppliers, providing them with detailed hardware and software specifications to handle the custom development of our products. Once our products are manufactured, we collaborate with third-party agencies to obtain the required testing and certification, such as Equipment Authorizations from the FCC and certifications from the Global Mobile Suppliers Association. This enables our products to be compliant and ready for the market, allowing us to maintain our reputation for quality and reliability.

While we have generated most of our revenue from the sales of tablets and smartphones, we have been preparing to enter the U.S. IoT markets and potentially the private label Mobile Virtual Network Operator (“MVNO”) market, with the aim of growing into a key player both domestically and globally. Foxx expects to enter these markets by adding additional features and providing related services that enable Foxx-branded devices to have IoT and MVNO capabilities. We believe this strategy will allow Foxx to stand out among our competitors who also sell to major carriers.

Current Products

Our current revenue stream is primarily derived from the sales of tablets and smartphones. For the fiscal year ended June 30, 2022, we achieved sales of 205,000 tablets, generating approximately $12.89 million in revenue. For the fiscal year ended June 30, 2023, our sales reached 491,000 tablets and 76,000 smartphones sold, generating a revenue of approximately $21.62 million.

Tablet Products

We produce affordable tablets to meet the diverse needs of consumers across various demographics, aligning with our goal of democratizing technology and enhancing digital inclusion for all. These tablets facilitate broader access to technology, enabling individuals from diverse economic backgrounds to enjoy the benefits of digital devices while also serving as invaluable educational aids.

We have recently launched C10 LTE tablet, which is equipped with the following key features:

•        10.1-Inch HD Display:    Offers vibrant visuals and ample screen real estate for immersive viewing of movies, and videos.

•        MT8766 2.0GHz Processor:    Delivers smooth performance, allowing users to seamlessly navigate through apps, games, and multitasking activities.

•        4GB of RAM and 64GB of storage and 8MP + 8MP Camera Setup:    Allows users to capture and store multimedia content without worrying about running out of space.

•        Supporting 802.11 b/g/n/ac Wi-Fi:    Provides fast and reliable wireless internet access at home, work, or on the go.

Thus far, we have successfully introduced several generations of products to the market, each tailored to meet specific consumer needs and preferences. This strategic approach not only allows us to diversify our product range but also enables us to remain agile and responsive to the evolving trends and demands of the marketplace. By continually innovating and expanding our offerings, we aim to ensure that we remain at the forefront of meeting the diverse needs of our consumers.

Mobile Phone Products

We are committed to developing high performance smartphones at competitive prices to provide accessibility for all. Our focus on innovation, efficient manufacturing, and strategic partnerships allows us to deliver premium technology without compromising affordability.

In 2019, we launched our MIRO product line to cater to users seeking an affordable smartphone with quality performance, which became available at Metro® by T-Mobile stores beginning May 20, 2019. The MIRO phone is equipped with the following key features:

•        Immersive 5.45” HD Display:    Enjoy a vivid viewing experience with our immersive 5.45” HD (1280 X 640) display, great for multimedia consumption and browsing.

•        Large Lasting Battery:    Stay connected longer with up to 10 hours of talking time and up to 300 hours of standby time, supported by a large 2450mAh battery.

•        High-Quality Cameras:    Capture life’s moments in stunning detail with the 8MP auto-focus rear camera and take brilliant selfies with the 5MP front camera.

•        Google Voice Assistant:    Simplify daily tasks with Google Voice Assistant, enabling users to check the weather, search for restaurants, manage tasks, control smart home devices, and more with just your voice.

•        Quality Performance:    Experience seamless app performance and multitasking capabilities with 2GB of RAM. Store photos and music effortlessly with 16GB of built-in memory, expandable up to 32GB via a microSD card.

Google
Assistant
what's the forecast for LA today
Access weather instantly from your Home screen
NO THANKS
ADD
Los Angeles, CA
TODAY
65°F

Since our launch of the MIRO phones, we have introduced multiple product generations to the market to offer a range of options that can meet evolving consumer needs. For our current products This added product diversity caters to customers in different demographics with varying requirements, ensuring that everyone can find the ideal smartphone solution. With each new generation, we aim to raise the bar in delivering quality performance at an accessible price point, empowering users to stay connected, productive, and engaged.

Target Customers

Our current product lines are tailored to cater to the following types of customers:

Budget Conscious/Practical Shopper:    These individuals are meticulous researchers who make informed decisions. They seek practical tablets and smartphones to seamlessly navigate their daily digital activities, including browsing, attending online lectures, messaging, social media interactions, calls, web browsing, GPS navigation, and photography.

First-Time Tablets or Smartphone and Users:    Embodying the essence of social connectivity, these users are driven by a fear of missing out among peers. They are highly active online, engaging primarily in messaging, photo-sharing, gaming, and staying updated within their social circles. Despite limited purchasing power, they aspire for visually appealing tablets phones with unique features, typically acquired through initial jobs or parental support.

Parents of First-Time Tablets or Smartphone Users:    These individuals seek capable yet budget-friendly tablets and smartphones for their children, understanding the importance of providing essential educational or daily functionalities without straining their finances. With considerable purchasing power in some instances, they often begin their search online, prioritizing terms such as “best value” or “affordable”. Influenced significantly by pricing and reviews, they prioritize obtaining the best value proposition for their children’s needs.

Strategic Approach to Sales and Distribution

Third Party Distributor-Driven Sales Model

Since inception, Foxx has been employing the strategy of engaging with distributors who purchase products from us and then market our products to consumers through the networks of prominent telecommunications carriers across the United States. We have been able to achieve substantial sales by working with these third-party distributors who have existing relationships with prominent telecommunications carriers and can efficiently sell our products, allowing us to build presence in the market. In June 2018, we entered into a Master Agreement with T-Mobile USA, Inc., marking a pivotal expansion of our strategic alliances and direct market engagement with prominent telecommunications carriers. This collaboration exemplifies our dedication to broadening our reach and delivering sophisticated telecommunications solutions to an extensive consumer base.

Participation in Affordability and Accessibility Support Programs

In addition to our distributor-driven sales model, Foxx actively qualifies for and participates in national initiatives aimed at enhancing the affordability and accessibility of communication services for individuals with limited income. As a certified supplier for the Federal Communications Commission’s Lifeline and Affordable Connectivity Program (ACP), we play a vital role in efforts to ensure essential communication services are economically accessible. ACP programs provide subsidies or discounts on communication services for qualifying individuals. By offering devices that are compatible with these programs, Foxx was able to attract more customers who are eligible for subsidies, thereby increasing sales. We were able to expand our business and gain a competitive advantage in markets where affordability and accessibility are key considerations for consumers.

These initiatives underscore our commitment to societal welfare, demonstrating our endeavor to not only achieve commercial success but also positively influence community connectivity and support the needs of households for work, education, healthcare, and beyond.

Internal Support

In order to maximize product accessibility across the United States, we have a team of dedicated internal sales staff and key sales agents who manage a network of hundreds of distributors spread across seven major regions. In addition to managing direct partnerships with these distributors, our internal sales team also collaborates with prominent telecommunications carriers, enabling our products to be available for sale online and in the physical retail stores of these carriers.

Digital Presence and E-Commerce

Foxx actively expands its presence in the digital marketplace by making our products available on leading e-commerce platforms, such as Amazon, Walmart, and eBay. We believe this approach not only broadens our reach but also caters to the preferences of digital consumers, offering them convenient access to our telecommunications solutions. By integrating into various sales channels, both indirect and digital, Foxx is committed to providing high-quality products to a wide audience, driving our growth, and enhancing our position in the competitive electronics market.

Competitive Advantages

Foxx stands out in the competitive communications market by leveraging its foundational advantages and core operational strategies, which encompass a range of competitive strengths crucial for maintaining and enhancing Foxx’s market position:

Geographical Location and Market Presence

We have established a comprehensive network anchored by our key operational facilities across various strategic locations. Foxx is headquartered in Irvine, CA, where we have established a center that integrates sales, retail and distribution, and after-sale support services, and research and development of customization capabilities. The Irvine office serves as the epicenter for our research and development and sales and marketing activities, highlighting our commitment to innovation and market expansion. Additionally, the Dallas, TX, and Atlanta, GA, offices play instrumental roles in executing our sales and marketing initiatives and providing essential operational support. This strategic distribution of roles and responsibilities across our office locations allows operational efficiency and market responsiveness.

Foxx also maintains a strong sales presence in major metropolitan areas such as Los Angeles, CA, Miami, FL, and New York, NY. These strategic locations are carefully selected to maximize our market penetration and facilitate direct engagement with our diverse customer base. Through this geographically diverse presence, Foxx is able to offer comprehensive after-sales services and tailored solutions, thereby reinforcing our commitment to customer satisfaction and technological leadership in the electronics industry.

Experienced Management Team

Foxx’s leadership team has decades of combined experience across various aspects of the communications sector, with more than 20 years of experience in major domestic and overseas electronics companies, having held leadership and management roles. Mr. Greg Foley, our Chief Executive Officer, has more than 25 years of experience in leading the sales and marketing of electronic products. Mr. James Liao, our Chief Technology Officer, has a background in electrical engineering and has been leading product innovation and development projects for more than 26 years. Mr. Haitao Cui also has a background in electrical and engineering automation and over 24 years of experience in sales and marketing of electronics. Our experienced team comprehensively understands market dynamics, consumer demands, and technological trends. Foxx relies on their insights and strategic decision-making to effectively navigate the complex market and to adapt and grow amidst constantly changing industry conditions.

Research and Development/Innovation Capability

We have strong competitive advantages in our product design and innovation capabilities. Moreover, we have resources that allow us to outsource customized research and development capabilities as needed, thereby gaining additional insights into the market and developing more robust product design and customization standards. Our innovative product planning keeps Foxx at the forefront of technological trends, ensuring that the company remains as the forerunner in introducing novel and high-performance products to the market.

Supply Chain Management

We have efficiently managed our supply chain through diversification of sources, strategic partnerships, optimized logistics, and efficient inventory management, all of which have contributed to our current success. We have cultivated strong relationships with multiple suppliers in Indonesia and Southeast Asian countries. This capability enables the company to maintain a balance between supply and demand, reduce operational costs, and promptly respond to market changes, thereby enhancing competitiveness and customer satisfaction.

Quality Control

Quality is the cornerstone of our value proposition. We implement strict quality control measures at every stage of the manufacturing process in our original equipment manufacturer factories, from material procurement to manufacturing processes and final product testing. Our commitment to quality ensures that all Foxx products meet the highest reliability and performance standards, fostering trust and loyalty among customers and setting us apart from our competitors.

These competitive advantages collectively contribute to our success and resilience in the market. The combination of experienced leadership, innovation, efficient supply chain management, and stringent quality control positions Foxx as a leader in the communication section. This enables us to deliver exceptional value to customers and stakeholders alike.

Market Opportunities

In the United States, approximately 170 million smartphones are purchased annually, with Apple, Samsung, and Moto collectively occupying 86.5% of the market share. According to data released by the United States Census Bureau, approximately 34.1% of households in the U.S. had an annual income of less than $35,000 in 2019. This highlights the demand within the U.S. market for higher value-for-money communication devices. Having cultivated its presence in the U.S. market for seven years, Foxx has evolved into a reputable channel brand. Foxx will progressively introduce high-performance, cost-effective products to cater to the needs of American consumers, delivering ultimate value for their money.

Internet of Things (“IoT”) technology enables interoperable information and advanced data services based on existing and evolving communication devices. IoT technology has numerous applications, ranging from gathering biometric data via wearable devices to controlling connected equipment via communication networks and cloud platforms. These devices have unique IP addresses that allow them to communicate and exchange information with other devices. The IoT market is projected to grow from $659.2 billion in 2019 to $1,112.6 billion by 2024 and $3,352.97 billion by 2030, at a CAGR of over 26.1%, according to IDC.

Source: IDC

Rising Demand for Efficient Connected Devices Platform to Drive Market Growth

Integrated device platforms are crucial for data analytics and artificial intelligence. Rising demand for efficient platforms for downstream data servers and enterprise application connectivity is expected to drive the growth in network management, cloud platform and device management at the highest CAGR. Device-enablement platforms have an especially strategic advantage of enabling related IoT growth and/or AIoT (Artificial Intelligence + IoT) growth while still in their own growth phase.

Rising Demand for High-Quality Connected Devices and Services at Competitive Prices

Industries such as healthcare, agriculture, manufacturing, transportation, and sustainable energy are implementing intelligent solutions to improve their present systems. Solutions such as real-time streaming analytics, data management, remote monitoring, and network band management require an increasing number of high-quality devices and services at competitive prices.

To embrace the market opportunities and optimize our research and development strength, we have been working towards upgrading and expanding our products with IoT technology and establishing a IoT platform.

The Artificial Intelligence of Things (AIoT) is the combination of artificial intelligence (AI) technologies with the IoT infrastructure to achieve more efficient IoT operations, improve human-machine interactions, and enhance data management and analytics. In the AIoT market segment, we expect to observe an industry transformation from single device intelligence to small-scale scene-based intelligence with connected devices over the short run. Over the long run, we expect to enjoy continuous enhancement of scenario experience and an industry transformation towards large-scale scene-based intelligence.

Upcoming Product Launches

Foxx anticipates expanding its product offerings to target a broader range of customers, encompassing not only affordable devices but also high-end products that incorporate cutting-edge technologies while maintaining competitive prices. This strategic approach reflects our commitment to catering to diverse consumer needs and preferences, ensuring that we remain at the forefront of innovation and market competitiveness. By introducing a wider array of products, we aim to enhance our market presence and capture new segments, solidifying our position as a leading provider of telecommunications solutions.

Product Launches

Expected Tablet Launches

The table below displays our current tablet product offerings as well and new tablets models we anticipate launching in 2024.

Expected Smartphone Launches

The table below displays our current smartphone product offerings and the new smart phone models we anticipate launching in 2024.

In the second quarter of 2024, Foxx expects to launch S13Ultra, a cutting-edge 5G smartphone. This device will be equipped with the powerful MTK Dimensity 9000+ octa-core processor, boasting a processing speed of 3.2 GHz. This chipset platform is known for its exceptional performance and efficiency, enabling seamless multitasking, faster app loading times, and smoother gaming experiences. With the introduction of the MTK Dimensity 9000+ chipset, Foxx will become the first brand to offer this top-tier technology in the U.S., setting a new standard for high-performance smartphones in the market.

In the second quarter of 2024, Foxx expects to launch A15P, a smartphone distinguished by its award-winning design. This model was recognized as the world’s thinnest reinforced 5G smartphone and was honored at the 2023 ECI Awards. Additionally, it received the 2023 Red Dot Product Design Award and the 2024 iF Design Award for its outstanding design excellence. This recognition underscores the A15P’s stylish design, which combines aesthetics with functionality.

In the third quarter of 2024, Foxx is anticipated to introduce its latest innovation, the 5G Flip smartphone, offering users a unique and versatile mobile experience. Following this, in the fourth quarter of 2024, Foxx will launch its highly anticipated 5G Fold smartphone, catering to consumers seeking cutting-edge technology and innovative design in their mobile devices.

Expected IoT Product Launches

In 2024, Foxx is poised to broaden its product portfolio by introducing IoT mobile broadband products, reflecting its commitment to innovation and addressing evolving consumer needs. These new offerings will encompass a range of smart devices designed to enhance connectivity and productivity, catering to the growing demand for seamless integration of digital technologies into everyday life.

FOXXD IOT MBB Roadmap

5G
4G
Q5
Qualcomm X62
S3
Qualcomm X55
S7
MTK T750
S7-U
MTK T750 ODU
S72
Qualcomm X72
S9
Qualcomm X55
Industrial CPE
MF3
ASR 1803L
LTE CAT4
3000mAh
UF1
ASR
1802S
LTE CAT4
L7
Qualcomm 9207
LTE CAT4
MF6
ASR
1803L
LTE CAT4
2100mAh
L6
ASR 1803L
LTE CAT4
L30
MT8766+RTL8197FH
Cat7, DL 300Mbps UL
150Mbps
Q1 2024
Q2 2024
Q3 2024
Q4 2024

FOXX
FORGING THE FUTURE

Growth Strategies with IoT Cloud Platform

Our IoT Cloud Platform

We are developing a cloud platform that aims to connect all our devices to a secure central server, creating a unified ecosystem. The platform will bring significant benefits, particularly in systematized upgrades, more efficient IoT operations, improved human-machine interactions, enhanced data analytics, and smarter decision-making.

The cloud platform will be able to streamline the upgrade process for our devices. Centralized cloud server management allows for efficient updates, patches, and new features across our product line, ensuring devices remain up to date with the latest advancements and security measures, significantly enhancing performance and customer satisfaction.

We will prioritize data security and reliability in designing and developing the platform because we understand that the reliability of our cloud infrastructure is the foundation for continuous service, trust, and confidence among customers. To achieve this, we plan to establish our centralized server in Irvine, CA for secured data storage and management.

The platform will facilitate comprehensive data analytics and insights, allowing users to gain valuable insights into their personal information and habits from connected device data. These insights will enable informed decisions, efficient operations, personalized experiences, and customized solutions based on individual behavior and preferences.

Our planned cloud platform is designed to offer the following functionalities:

•        Firmware-over-the-air (FOTA) software upgrade.

•        Launch new software releases.

•        Device and sensors management.

•        SIM cards activation, provisioning and management.

•        Data usage monitoring, reporting and billing management.

•        Using Application Programming Interfaces (API) & Software Development Kit (SDK) to integrate many device types and IoT protocols.

•        Enable both “upward” integration with existing cloud service providers (e.g. Amazon Web Services (AWS)) and “downward” integration with 3rd party application for various IoT verticals (e.g., smart home, healthcare, smart building, etc.).

•        IoT data management & analytics using artificial intelligence (AI) or machine learning (ML) algorithms.

•        Storing data from production processes locally to prevent security breaches.

•        Data security, firewall, cyberattack alert and prevention, data backup.

•        Provide IoT standard — MATTER certification (in plan).

•        24x7 technical support.

We are designing an open platform that allows compatibility and interoperability with a wide range of device types, IoT protocols, and ecosystems. We aim to provide a device management platform for Foxx’s communication terminals (such as smartphones, tablets, and IoT sensors) and also to offer software development kits and application programming interfaces to other device manufacturers and third-party application developers. We believe this design will allow third-party devices and apps to also integrate with our cloud platform seamlessly. Additionally, our infrastructure will be designed to interact with multiple cloud providers, including Amazon Web Services, Google Cloud Platform, and Microsoft Azure. We believe that our unique model, which combines IoT modules, devices, data, the cloud platform, and services, positions us to deliver comprehensive end-to-end IoT solutions to our customers.

Wearables

To complement our smartphones, tablets, and the IoT Cloud Platform that we are developing to offer our customers a fully integrated system, we are developing customization standards for a diverse range of wearable devices, including Bluetooth watches, Bluetooth bracelets, GPS watches, 4G watches, and etc. We are also researching for connecting wearable products with sports equipment and will work with chip manufacturers, solution providers, and device manufacturers to develop high-quality components and equipment, enabling us to offer reliable and innovative solutions to our customers.

Health and Wellness Products

We are planning to expand our product offering to include personal health and wellness devices. Our expansive product solution matrix in the health and wellness sector will encompasses a diverse range of wearables, personal care products, and sports equipment. From cutting-edge health monitoring devices like temperature, blood oxygen, and blood pressure monitors to innovative in vitro diagnostics (IVD) products, we will be at the forefront of developing prototypes that cater to various health needs.

Our offerings will include a variety of health-focused products such as thermometer, blood glucose meters, and pulse oximeters, among others.

Smart blood pressure monitor

5.8

Intelligent blood glucose meter

Forehead thermometer

Thermo meter

Smart body temperature paste

99
80

Intelligent oximetry

Oxygen erator

Breathing machine

320

Uric acid instrument

Electrocardio gram equipment

Additionally, we are developing customization standards for personal care devices like 8-electrode body fat scales, nutrition scales, sleep monitors, toothbrushes, neck massagers, smart jump ropes, designed to promote individual wellness and self-care.

Through our commitment to innovation and product excellence, we strive to empower individuals to take charge of their health and well-being by offering them reliable solutions for a healthier lifestyle. We expect to develop customization standards that allow for IoT capabilities across our range of devices. This strategic initiative aims to equip our products with advanced connectivity features, enabling seamless integration into the IoT ecosystem. By integrating IoT features into these products and connecting them to our developing IoT platform, our devices will offer users enhanced functionality, enabling remote monitoring, data analytics, and personalized insights into their health and wellness metrics. Through the development of robust customization standards, we are dedicated to delivering cutting-edge solutions that not only meet but exceed the evolving expectations of our customers in the digital age.

Environmental Management Solutions

We are planning to expand our business into smart home and smart facility management market segments (combined, to be referred to “environmental management solutions”). We are in the process of developing and sourcing a diversified and comprehensive portfolio of devices as well as integrating them with software and AI algorithms with the goal of becoming a “one-stop shop” of environmental management solutions for our prospective customers.

FOXS
Environment
Router
Central gateway
Bluetooth wireless products
Switch
Wireless switch
Human body sensor
Door and window sensor
Isolator
PLC gateway
Speaker
Power Supply & Communication
Constant current drive
Constant voltage drive
PLC DC power supply
Four keys intelligent switch & Scene Panel
Knob switch
Temperature controller
Human presence sensor
Curtain moto
Downlight
Light strip
Track spotlights (built-in PLQ)
*Panel products for a unified appearance style,
including supporting ordinary sockets

Warranties and Customer Services

Foxx provides a 14-month warranty on its products, offering after-sales service support to dealers in two ways. Dealers can opt for direct product replacement by Foxx, or they can choose to receive 2% after-sales service spares from Foxx. In the latter case, distributors handle after-sales service independently after exhausting the supplied spares, without further support from Foxx.

Competition

We believe the principal competitive factors impacting the market for our products are features and functionality, performance, quality and brand. To maintain and improve our competitive position, we must continue to expand our customer base, invest in research and development, grow our distribution network, and leverage our strategic relationships.

Our products compete with a variety of solutions providers in different market segments. Our current competitors include:

•        Smartphones and Tablets — Motorola, Inseego, HMD, TCL, Vortex, Tinno, BLU, Sky, Maxwest, and Hot Pepper.

•        IoT Products — Netgear, Franklin Wireless, TCL and ZTE.

As the market for our solutions and services expands, other entrants may seek to compete with us either directly or indirectly.

Intellectual Property

Trademarks

Trademarks	Registration Number	Jurisdiction	Registration Date
	5,864,015	U.S.	September 17, 2019
	6,205,214	U.S.	November 20, 2020
	87944543	U.S.	June 1, 2018

Domain Names

Domain	Registration Date	Expiration Date
www.foxxusa.com	August 3, 2017	August 3, 2028

Patents

Foxx does not currently have any registered patents. However, our research and development team is actively assessing our customizations, specifications, and other technical expertise and know-how currently protected as trade secrets. We plan to file patents to safeguard our technical expertise and innovations.

Research and Development

For the year ended June 30, 2023, our research and development expenses amounted to $272,080, a significant portion directed towards the development of IoT products.

Our strategic allocation of spending in product research and development reflects our commitment to innovation and technological advancement in emerging sectors. To achieve our goals in IoT product development, we have engaged, and may continue to engage, in outsourcing collaborations with industry-leading partners, leveraging their expertise and resources to accelerate our progress and ensure the delivery of cutting-edge solutions to our customers.

Facilities

Foxx operates from facilities leased from independent third parties. The lease terms range from 1 to 3 years, with the option to renew upon expiration. We believe our current facilities are generally sufficient for our present needs. However, we anticipate seeking additional space to accommodate future growth.

Location	Square Footage	Purpose (Office or Manufacturing)	Lease Expiration Date	Monthly Payments
Irvine, CA	1548	Flex Space	09/30/2026	$3,653.28
Alpharetta, GA	300	Office	08/04/2024	$500.00
Duluth, GA	500	Warehouse	07/31/2024	$100.00

Employees

We had 10 employees as of December 31, 2023. We believe that we maintain a good working relationship with our employees, and we have not experienced any material labor disputes.

Department	Number of Employees
Administration	1
Sales and Marketing	3
Product Research and Testing	3
Information Technology	1
Human Resources	1
Finance	1
Total	10

Certifications

For open market products including U.S. e-commerce sites, retail stores and distributor channels, etc., Foxx will conduct FCC and Google Mobile Services test and obtained corresponding certifications.

FCC certification is to ensure that an eligible electronics device only produces safe levels of radio frequency (RF). For more information, see “Government Regulation — FCC Equipment Authorization” below.

GMS refers to a selected array of Google proprietary applications and services that embody the company’s core values (such as Chrome, Gmail, YouTube, Maps, PlayStore, etc.). Android devices need the GMS certification to run all the Google proprietary applications, without which, the device will not be able to operate any of these applications.

Government Regulation

FCC Equipment Authorization

In the United States, the FCC regulates RF devices. RF devices, including components used in cell phones, routers, and other devices we sell, are devices capable of emitting radio frequencies by radiation, conduction, or other means. An RF device being imported, marketed, or used in the United States is subject to the equipment authorization requirements established by the FCC and cannot be imported, marketed, or used without complying with such requirements. Equipment authorization requirements are intended to ensure that RF devices comply with the FCC’s emissions, power level, and other technical rules.

FCC Covered List

Pursuant to the Secure and Trusted Communications Networks Act of 2019, the FCC created and maintains a list (Covered List) of telecommunications services and equipment that pose an unacceptable risk to the national security of the United States. The FCC periodically updates the Covered List, and companies that appear on the Covered List are subject to change based on the security determinations of the FCC and other U.S. Federal agencies with which the FCC works. Categories of equipment made by companies, including equipment manufactured by their subsidiaries or affiliates, on the Covered List cannot be authorized in the United States.

Environmental Matters

Our facilities and operations, in common with those of our industry in general, are not subject to domestic or international laws and regulations designed to environmental protections. Foxx has always been dedicated to environmental protection. With a steadfast commitment to sustainable development, the brand prioritizes environmentally friendly materials in the composition, manufacturing processes, and design of its products. It adopts eco-friendly manufacturing processes, showcasing innovative designs that emphasize a low carbon footprint, green practices, and energy efficiency principles. Each product embodies Foxx’ comprehensive approach, seamlessly integrating environmental values into material selection, production techniques, and overall design philosophy.

Legal Proceedings; Product Liability

From time to time, we may be subject to legal proceedings and claims in the ordinary course of business. Currently, we are not a party to any material legal proceedings or subject to any material claims. The results of any future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors.

FOXX MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of Foxx’s financial condition and results of operations in conjunction with the section entitled “Selected Financial Data”, Foxx’s financial statements, and the related notes included elsewhere in this proxy statement. This discussion contains forward-looking statements that involve risks and uncertainties. Foxx’s actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this proxy statement.

Overview

Established in Texas in 2017, Foxx Development Inc. is a technology innovation firm specializing in the communications sector. Since its establishment, Foxx has expanded its presence to include various locations throughout the United States, such as San Francisco, CA, Dallas, TX, Atlanta, GA, Los Angeles, CA, Miami, FL, and New York, NY. This expansion enables Foxx to provide sales, retail, distribution, and after-sales support services while simultaneously driving innovation through active research and development efforts aimed at pioneering new customization standards and services.

Foxx’s business model involves providing comprehensive hardware and software specifications to original design manufacturers. Once the products are developed, Foxx engages with third-party agencies to secure necessary testing and certifications, including Equipment Authorizations from the FCC and certifications from the Global Mobile Suppliers Association. Foxx currently offers a range of Foxx-branded products, including tablets, smartphones, and expects to launch wearables and other high-quality communication terminals. Foxx products are generally priced competitively after considering various factors such as product costs, research and development investments, regulatory compliance, testing expenses, and shipping costs. Foxx’s customers are primarily distributors who sell Foxx-branded products in the U.S. public channels and to major carriers in the United States such as T-Mobile, AT&T, and Verizon.

Foxx has generated most of its revenue from the sales of tablets and smartphones. Foxx expects to enter the U.S. IoT markets and potentially the private label Mobile Virtual Network Operator (“MVNO”) market, with the aim of growing into a key player both domestically and globally. Foxx has been preparing to enter these markets by adding additional features and providing related services that enable Foxx-branded devices to have IoT and MVNO capabilities.

Key Factors that Affect Operating Results

We believe the key factors affecting Foxx’s financial condition and results of operations include the following:

Retention of Key Management Team Members

One of the key differentiating factors of Foxx is the rich blended nature of their management team. Foxx’s management team comprises executives with extensive experience in electronics industry with IoT services related experiences. The wide array of industry experience captured by their management team allows Foxx to deliver advanced technology and superior products its customers. Losing any member of their key executive team could significantly impact the quality of services that clients currently receive. Such departures may prompt customers to explore alternative products or IoT cloud platforms offered by different vendors or service providers.

Investment in technology and talent

Foxx invests significant resources in outsourcing partnerships and dedicates efforts to research and develop new products, solutions, agent platforms, and related services. This commitment is essential to uphold Foxx’s competitiveness in the industry, especially in the realm of IoT services. Advancing technology and enhancing capabilities are pivotal for enterprise growth, necessitating continual progress in electronic product technologies, novel services, and expanded capabilities.

To maintain and expand our customer base, Foxx must sustain a culture of innovation that aligns with the industry’s evolution. This entails continuously introducing cutting-edge technologies to the market. Our current focus in research and development revolves around bolstering comprehensive communication, storage, and energy solutions, as well as advancing 5G technology. This includes areas such as baseband development, Radio Frequency (RF) layout optimization, Session Initiation Protocol (SIP) integration, and rigorous system testing.

Our ability to expand our products and services and diversifying customer base

Currently, Foxx’s main revenue stream originates from the sale of tablets and mobile phones. As brand recognition and acceptance grow, Foxx anticipates a surge in user adoption of their wireless services and intelligence products. The company’s capacity to broaden its products portfolio, offer new services and attract a more diversified customer base could significantly influence its future operating results.

Results of Operations

Comparison for the six months ended December 31, 2023 and 2022

	For the Six Months Ended December 31,
	2023	2022	Change ($)	Change (%)
	(Unaudited)	(Unaudited)
Revenues	$832,827	$15,118,400	$(14,285,573)	(94.5)%
Cost of goods sold	733,244	14,376,915	(13,643,671)	(94.9)%
Gross profit	99,583	741,485	(641,902)	(86.6)%
Operating expenses
Selling expense	344,583	171,599	172,984	100.8%
General, and administrative expense	849,791	185,068	664,723	359.2%
Research and development – related party	—	130,080	(130,080)	(100.0)%
(Loss) income from operations	(1,094,791)	254,738	(1,349,529)	(529.8)%
Other expense, net	92,650	—	92,650	100.0%
Provision for income tax	—	18,140	(18,140)	(100.0)%
Net (loss) income	$(1,187,441)	$236,598	$(1,424,039)	(601.9)%

Revenues

Foxx’s revenue primarily derived from sales of electronic products. The total revenues decreased by approximately $14.3 million, or 94.5%, to approximately $0.8 million for the six months ended December 31, 2023 as compared to approximately $15.1 million for the six months ended December 31, 2022. The decrease of the total revenue was mainly attributable to Foxx’s change of business strategy, which it found opportunity to engage business with new customers beginning in July 2023 with higher profit margin as compared to the six months ended December 31, 2022. Foxx is steadily cultivating new business relationships with its customer base, anticipating a gradual increase in sales to align with its previous volume levels.

Foxx’s revenues from their revenue categories are summarized as follows:

	For the Six Months Ended
	December 31, 2023	December 31, 2022
	(Unaudited)	(Unaudited)
Tablet products	$551,267	$14,261,400
Mobile phone products	281,560	857,000
Total revenues	$832,827	$15,118,400

Both revenue streams experienced a decrease primarily attributed to the company’s shift in business strategy. Foxx seized an opportunity to engage with new customers starting in July 2023, offering products with higher profit margins compared to the six months ending December 31, 2022. Revenue from the sales of tablets decreased by approximately $13.7 million, or 96.1%, to approximately $0.5 million for the six months ended December 31, 2023 from approximately $14.3 million for the six months ended December 31, 2022. Revenue from sales of phones decreased by approximately $0.5 million, or 67.1%, to approximately $0.3 million for the six months ended December 31, 2023 from approximately $0.9 million for the six months ended December 31, 2022.

Cost of Goods Sold

Foxx’s cost of goods sold mainly consists of cost of merchandise and freight. Total cost of goods sold decreased by approximately $13.6 million, or 94.9%, to approximately $0.7 million for the six months ended December 31, 2023 as compared to approximately $14.4 million for the six months ended December 31, 2022. The decrease in cost of revenues is a direct result of a decrease in revenue, consistent with Foxx’s change of business strategy as discussed above during the six months ended December 31, 2023 as compared to the same period in 2022. Furthermore, Foxx successfully identified a new vendor offering lower unit prices for manufacturing our products, contributing to the decrease in the cost of goods sold.

Foxx’s cost of goods sold from their revenue categories are summarized as follows:

	For the Six Months Ended
	December 31, 2023	December 31, 2022
	(Unaudited)	(Unaudited)
Tablet products	$482,608	$13,559,283
Mobile phone products	250,636	817,632
Total cost of goods sold	$733,244	$14,376,915

Foxx’s cost of goods sold for tables decreased by approximately $13.1 million, or 96.4%, to approximately $0.5 million for the six months ended December 31, 2023 from approximately $13.6 million for the six months ended December 31, 2022. Revenue from sales of phones decreased by approximately $0.6 million, or 69.3%, to approximately $0.3 million for the six months ended December 31, 2023 from approximately $0.8 million for the six months ended December 31, 2022.

Gross Profit

Foxx’s gross profit decreased by approximately $0.6 million, or 86.6%, to approximately $0.1 million for the six months ended December 30, 2023, from approximately $0.7 million for the six months ended December 31, 2022.

Foxx’s gross profit from their major revenue categories is summarized as follows:

	For the Six Months Ended December 31,
	2023	2022	Change	Change (%)
	(Unaudited)	(Unaudited)
Tablet products
Gross profit	$68,659	$702,117	$(633,458)	(90.2)%
Gross profit percentage	12.5%	4.9%	7.5%

Mobile phone products
Gross profit	$30,924	$39,368	$(8,444)	(21.4)%
Gross profit percentage	11.0%	4.6%	6.4%

Total
Gross profit	$99,583	$741,485	$(641,902)	(86.6)%
Gross profit percentage	12.0%	4.9%	7.1%

For the six months ended December 31, 2023 and 2022, overall gross profit percentage was 12.0% and 4.9%, respectively. The increase in gross profit percentage of 7.1% was primarily due to the increase in the unit selling price of electronic products, and the decrease in the unit purchase price of the purchasing goods, which consistent with Foxx’s change of business strategy as discussed above.

Gross profit percentage of tablets improved from 4.9% to 12.5% from the six months ended December 31, 2022 to 2023. This was primarily due to Foxx’s change of business strategy as discussed above, which lead to the increase in the unit selling price of electronic products, and the decrease in the unit purchase price of the purchasing goods.

Gross profit percentage of mobile phones improved from 4.6% to 11.0% from the six months ended December 31, 2022 to 2023. This was primarily due to Foxx’s change of business strategy as discussed above, which lead to the increase in the unit selling price of electronic products, and the decrease in the unit purchase price of the purchasing goods.

Operating Expenses

Total operating expenses increased by approximately $0.7 million, or 145.4%, to approximately $1.2 million for the six months ended December 31, 2023 from approximately $0.5 million for the six months ended December 31, 2022.

Foxx’s operating expenses are summarized as follows:

	For the Six Months Ended December 31,
	2023	2022	Change ($)	Change (%)
	(Unaudited)	(Unaudited)
Operating expenses
Selling expenses	$344,583	$171,599	$250,984	100.8%
General and administrative expense	849,791	185,068	586,723	359.2%
Total selling, general and administrative expenses	1,194,374	355,667	837,707	234.9%
Research and development – related party	—	130,080	(130,080)	(100.0)%
Total operating expense	$1,194,374	$486,747	$707,627	145.4%

The increase in operating expense was mainly attributed to the following:

Selling, General and Administrative Expenses

Total selling, general and administrative (“SG&A”) expenses increased, approximately $0.8 million, or 234.9%, to approximately $1.2 million for the six months ended December 31, 2023 from approximately $0.4 million for the six months ended December 31, 2022. The increased selling expenses was mainly attributable to the approximately $0.1 million increased marketing consulting expenses and $0.1 million increased advertising fee, testing and certification expense, and outside service fee, which directly related with change in business strategy where Foxx begun to boost the brand awareness and to attract more business opportunities in the electronic devices market during the six months ended December 31, 2023. The increased general and administrative expense were mainly attributable to the approximately $0.3 million increase in non-capitalized initial public offering related expense on audit and accounting fees, approximately $0.3 million increase in salary and wages due to Foxx had four new hires during the six months ended December 31, 2023. Foxx anticipates a continued rise in its SG&A as it persists in executing its business expansion plan and integrating IoT-enabled devices alongside its cloud platform to streamline operations in 2024.

Research and Development — related party

Research and development (“R&D”) expenses decreased by approximately $0.1 million as Foxx engaged one of its related party vendors to assist the development of its 4G products in 2022. Foxx had fully prepaid such fees prior to June 30, 2023 and consequently did not incur any R&D expenses during the six months ended December 31, 2023. Foxx expects its R&D expenses will continue to go up as Foxx will need to development its IoT and MVNO capabilities products and to begin its development of its 5G products in 2024.

Other expense, net

Our other expense, net is summarized as follows:

	For the Six Months Ended December 31,
	2023	2022	Change	Change (%)
	(Unaudited)	(Unaudited)
Other (expense) income
Interest expense	$(92,205)	$—	$(92,205)	(100.0)%
Other expense, net	(445)	—	(445)	(100.0)%
Total other (expense) income, net	$(92,650)	$—	$(92,650)	(100.0)%

Total other expense, net increased by $92,650, or 100.0%, to $92,650 for the six months ended December 31, 2023, from $0 for the six months ended December 31, 2022. The increase was primarily due to Foxx accruing interest expenses related to two convertible promissory notes issued in June and November of 2023.

Provision for income taxes

Provision for income taxes was $0 for the six months ended December 31, 2023, as compared to $18,140 for the six months ended December 31, 2022. The decrease was due to Foxx had net loss in operations for the six months ended December 31, 2023 while Foxx had taxable income during the six months ended December 31, 2022.

Net (Loss) Income

Net income decreased by approximately $1.4 million, or 601.9%, to approximately $1.2 million of net loss for the six months ended December 31, 2023, from approximately $0.2 million net income for the six months ended December 31, 2022. Such change was mainly due to the reasons discussed above.

Comparison For the years ended June 30, 2023 and 2022

	For the Years Ended June 30,
	2023	2022	Change ($)	Change (%)
Revenues	$21,622,887	$12,894,181	$8,728,706	67.7%
Cost of goods sold	20,514,107	12,439,604	8,074,503	64.9%
Gross profit	1,108,780	454,577	654,203	143.9%
Operating expenses
Selling, general, and administrative expense	750,473	422,954	327,519	77.4%
Research and development expense – related party	272,080	—	272,080	100.0%
Income from operations	86,227	31,623	54,604	172.7%
Other income (expense), net	(13,799)	114,600	(128,399)	(112.0)%
Income before income taxes	72,428	146,223	(73,795)	(50.5)%
Provision for income tax	14,237	1,605	12,632	787.0%
Net income	$58,191	$144,618	$(86,427)	(59.8)%

Revenues

Foxx’s revenue primarily derived from sales of electronic products. Revenues increased by approximately $8.7 million, or 67.7%, to approximately $21.6 million for the year ended June 30, 2023 as compared to approximately $12.9 million for the year ended June 30, 2022. The increase of the total revenue was mainly attributable to the increase of orders from Foxx’s customer which was resulted from the awareness of their brand.

Foxx’s revenues from their revenue categories are summarized as follows:

	For the Years Ended
	June 30, 2023	June 30, 2022
Tablet products	$19,648,799	$11,592,843
Mobile phone products	1,944,750	1,278,000
Other revenues	29,338	23,338
Total revenues	$21,622,887	$12,894,181

All three types of revenues increased mainly due to the increase of orders from Foxx’s customers. This uptick was driven by heightened brand awareness throughout the year ended June 30, 2023, compared to the preceding year ending June 30, 2022. Revenues from the sales of tablets increased by approximately $8.0 million, or 69.5%, from approximately $11.6 million for the year ended June 30, 2022 to approximately $19.6 million for the year ended June 30, 2023. Revenues from sales of mobile phones increased by approximately $0.6 million, or 52.2%, from approximately $1.3 million for the year ended June 30, 2022 to approximately $1.9 million for the year ended June 30, 2023. Other revenues, including sales of rugged cases and freight and shipping insurance income, increased by approximately $6,000, or 25.7%, from approximately $23,000 for the year ended June 30, 2022 to approximately $29,000 for the year ended June 30, 2023.

Cost of Goods Sold

Foxx’s cost of goods sold mainly consists of cost of electronic products and freight in costs. Total cost of goods sold increased by approximately $8.1 million, or 64.9%, to approximately $20.5 million for the year ended June 30, 2023 as compared to approximately $12.4 million for the year ended June 30, 2022. The increase in cost of revenues is a direct result of an increase in revenue, although with cost of goods sold increasing at a rate lower than that of sales.

Foxx’s cost of goods sold from their revenue categories are summarized as follows:

	For the Years Ended
	June 30, 2023	June 30, 2022
Tablet products	$18,667,181	$11,186,228
Mobile phone products	1,835,796	1,236,240
Other costs	11,130	17,136
Total cost of goods sold	$20,514,107	$12,439,604

Cost of goods sold for tablets increased by approximately $7.5 million, or 66.9%, from approximately $11.2 million for the year ended June 30, 2022 to approximately $18.7 million for the year ended June 30, 2023. Cost of goods sold for phones increased by approximately $0.6 million, or 48.5%, from approximately $1.2 million for the year ended June 30, 2022 to approximately $1.8 million for the year ended June 30, 2023. Other costs, including cost of rugged cases and freight in and shipping insurance costs, decreased by approximately $6,000, or 35.0%, from approximately $17,000 for the year ended June 30, 2022 to approximately $11,000 for the year ended June 30, 2023.

Gross Profit

Gross profit increased by approximately $0.6 million, or 143.9%, to approximately $1.1 million for the year ended June 30, 2023 from approximately $0.5 million for the year ended June 30, 2022.

Foxx’s gross profit from their major revenue categories is summarized as follows:

	For the Years Ended June 30,
	2023	2022	Change	Change (%)
	(Unaudited)	(Unaudited)
Tablet products
Gross profit	$981,618	$406,615	$575,003	141.4%
Gross profit percentage	5.0%	3.5%	1.5%

Mobile phone products
Gross profit	$108,954	$41,760	$67,194	160.9%
Gross profit percentage	5.6%	3.3%	2.3%

Other costs
Gross profit	$18,208	$6,202	$12,006	193.6%
Gross profit percentage	62.1%	26.6%	35.5%

Total
Gross profit	$1,108,780	$454,577	$654,203	143.9%
Gross profit percentage	5.1%	3.5%	1.6%

For the years ended June 30, 2023 and 2022, overall gross profit percentage was 5.1% and 3.5%, respectively. The increase in gross profit percentage of 1.6% was primarily due to the lower unit purchase costs on electronic products and the increase in purchase volume.

Gross profit percentage of tablets improved from 3.5% to 5.0% from the year ended June 30, 2022 to 2023. This was primarily due to the increased orders of tablets in fiscal year ended June 2023 as compared to the same period in 2022 for which Foxx’s vendor was able to lower the unit purchase price of the tablets.

Gross profit percentage of mobile phones improved from 3.3% to 5.6% from the year ended June 30, 2022 to 2023. This was primarily due to the increased orders of mobile phones in fiscal year ended June 2023 as compared to the same period in 2022 for which Foxx’s vendor was able to lower the unit purchase price of the mobile phones.

Gross profit percentage of other products improved from 26.6% to 62.1% from the year ended June 30, 2022 to 2023. This was primarily due to increased orders of rugged cases related to increased orders of the electronic products for which Foxx’s venders was able to lower the unit purchase price of the rugged cases. Other products were insignificant to Foxx’s operation.

Operating Expenses

Total operating expenses increased by approximately $0.6 million, or 141.8%, to approximately $1.0 million for the year ended June 30, 2023 from approximately $0.4 million for the year ended June 30, 2022.

	For the Years Ended June 30,
	2023	2022	Change ($)	Change (%)
Operating expenses
Selling, general and administrative expenses	$750,473	$422,954	$327,519	77.4%
Research and development – related party	272,080	—	272,080	100.0%
Total Operating expense	$1,022,553	$422,954	$599,599	141.8%

Selling, General and Administrative Expenses

Selling, general and administrative (“SG&A”) expenses increased by approximately $0.3 million, or 77.4%, to approximately $0.7 million for the year ended June 30, 2023 from approximately $0.4 million for the year ended June 30, 2022. The increase was mainly attributable to the approximately $0.2 million increased in marketing fees to a marketing consultant, which is in line with Foxx’s increased sales during the year ended June 30, 2023, as compared to the same period in 2022. The increase also attributable to the approximately $0.1 million increased in other general and administrative expenses, such as depreciation expenses, professional fees, insurance expenses and office expense as Foxx expanded its business. Foxx expects its SG&A expenses continue to go up as Foxx is continuing its business expansion plan and to integrating its IoT-enabled devices and its cloud platform streamlines operations in 2024.

Research and Development Expenses — related party

Research and development expenses increased by approximately $0.3 million as Foxx hired one of its related party vendors to assist Foxx to develop its 4G products. Foxx expects its R&D expenses will continue to go up as Foxx will need to development its IoT and MVNO capabilities products and to begin its development of its 5G products in 2024.

Other income (expense), net

Our other income (expense), net is summarized as follows:

	For the Years Ended June 30,
	2023	2022	Change	Change (%)
Other (expense) income
Interest expense	$(9,277)	$—	$(9,277)	(100.0)%
Other expense, net	(4,522)	—	(4,522)	(100.0)%
Gain on forgiveness of Paycheck Protect Program (“PPP”) loan	—	114,600	(114,600)	(100.0)%
Total other (expense) income, net	$(13,799)	$114,600	$(128,399)	(112.0)%

Total other (expense) income, net decreased by approximately $0.1 million, or 112.0% to approximately $14,000 of expense for the year ended June 30, 2023 from approximately $0.1 million of income for the year ended June 30, 2022. The decrease was primarily attributable to recognition $0.1 million gain on forgiveness of PPP loan during the year ended June 30, 2022 and Foxx did not has such gain during the same period in 2023. Interest expense increased by approximately $9,000 resulted from the addition of automobile loan and the convertible promissory note.

Provision for income taxes

Provision for income taxes was approximately $14,000 during the year ended June 30, 2023, compared to approximately $1,600 for the year ended June 30, 2022. The increase of approximately $13,000, or 787.0%, was primarily due to the increased of taxable income during the year ended June 30, 2023 as compared to the same period in 2022.

Net Income

Net income decreased by approximately $0.1 million, or 59.8%, to approximately $59,000 for the year ended June 30, 2023, from approximately $145,000 for the year ended June 30, 2022. Such change was mainly due to the reasons as discussed above.

Liquidity and Capital Resources

In assessing liquidity, Foxx monitors and analyzes cash on-hand and operating and capital expenditure commitments. Foxx’s liquidity needs are to meet working capital requirements, operating expenses, and capital expenditure obligations. Debt financing in the form of convertible promissory note and cash generated from operations have been utilized to finance working capital requirements.

As of December 31, 2023, Foxx had cash and cash equivalents of approximately $0.5 million, accumulated deficit and working capital deficit were approximately $8.8 million and $2.0 million, respectively. During the six months ended December 31, 2023, Foxx had net loss of $1.2 million and net operating cash outflow of $3.1 million.

If Foxx is unable to generate sufficient funds to finance the working capital requirements within the normal operating cycle of a twelve-month period from the date of the financial statements are issued, Foxx may have to consider supplementing its available sources of funds through the following sources:

•        Other available sources of financing from the banks and other financial institutions or private lender;

•        Financial support and credit guarantee commitments from Foxx’s related parties; and

•        Equity financing.

As such, Foxx’s management has determined that the factors discussed above have raised substantial doubt about its ability to continue as a going concern within one year after the date that the financial statements are issued. The financial statements have been prepared assuming that Foxx will continue as a going concern and, accordingly, do not include any adjustments that might result from the outcome of this uncertainty.

The following summarizes the key components of cash flows for the six months ended December 31, 2023 and 2022, and for the years ended June 30, 2023 and 2022.

	For the Six Months Ended December 31,
	2023	2022
	(Unaudited)	(Unaudited)
Net cash (used in) provided by operating activities	$(3,110,955)	$230,317
Net cash used in investing activities	(6,016)	(66,048)
Net cash provided by (used in) financing activities	1,748,124	(107,315)
Net change in cash and cash equivalents	$(1,368,847)	$56,954
	For the Years Ended June 30,
	2023	2022
Net cash provided by (used in) operating activities	$30,176	$(287,047)
Net cash (used in) investing activities	(66,899)	—
Net cash provided by financing activities	1,839,830	279,000
Net change in cash and cash equivalents	$1,803,107	$8,047

Operating activities

Net cash used in operating activities was approximately $3.1 million for the six months ended December 31, 2023 and was primarily attributable to (i) approximately $1.2 million net loss, (ii) approximately $0.2 million increase in accounts receivable due to Foxx began to provide credit term to its new customers, (iii) approximately $1.8 million increased in prepayment and other current assets due to Foxx engaged with new vendor which required purchase deposits, (iv) approximately $0.1 million increased in inventories due to Foxx changed its business strategy where it rented warehouse in the U.S. to store its inventories. The cash outflow was offset by (iv) non-cash expenses of approximately $0.1 million, which includes depreciation, amortization of operating right-of-use asset, and interest expense on convertible notes, (v) approximately $0.1 million increased in other payables and accrued liabilities.

Net cash provided by operating activities was approximately $0.2 million for the six months ended December 31, 2022 and was primarily attributable to (i) approximately $0.2 million net income, (ii) approximately $0.2 million increased in customer deposit, (iii) approximately $14,000 increased in other payable and accrued liabilities. The cash inflow was offset by (iv) approximately $0.2 million increased in prepayment and other current assets which is direct related to Foxx’s increased sales to secure its inventories purchases and (v) approximately $0.1 million decreased in accounts payable to a related party as Foxx made full repayment to its related party vendor.

Net cash provided by operating activities was approximately $30,000 for the year ended June 30, 2023 and was primarily attributable to (i) approximately $0.1 million net income, (ii) approximately $0.6 million decreased in prepayment and other current assets as Foxx has utilized its prepaid purchase orders during the period. The inflow was offset by (iii) approximately $0.6 million decreased in customer deposit as Foxx has fulfilled more of its sales orders during the period and (iv) approximately $0.1 million decreased in accounts payable to a related party as Foxx made full repayment to its related party vendor.

Net cash used in operating activities was approximately $0.3 million for the year ended June 30, 2022 and was primarily attributable to (i) approximately $0.1 million gain on forgiveness of PPP loan, (ii) approximately $0.6 million increased in prepayment and other current assets as Foxx has prepaid for more of its purchase orders during the period to secure it inventories purchases, (iii) approximately $0.3 million decreased in accounts payable to a related party as Foxx has made its vendor payment timely, (iv) offset by approximately $0.1 million net income and (vi) $0.6 million increased in customer deposit due to the increased orders that Foxx has not fulfilled as of June 30, 2022.

Investing activities

Net cash used in investing activities was approximately $6,000 for the six months ended December 31, 2023 attributable to the purchase of office equipment and furniture.

Net cash used in investing activities was approximately $0.1 million for the six months ended December 31, 2022 attributable to purchase of an automobile for Foxx’s business uses.

Net cash used in investing activities was approximately $0.1 million for the year ended June 30, 2023 attributable to purchase of an automobile for Foxx’s business uses.

There were no net cash used in investing activities for the year ended June 30, 2022.

Financing activities

Net cash provided by financing activities was approximately $1.7 million for the six months ended December 31, 2023 mainly attributable to $2.0 million proceeds from issuance of convertible promissory note to New Bay Capital Limited in November 2023 offset by approximately $0.2 million in payments to deferred offering cost and the repayment of related party loans of approximately 0.1 million.

Net cash used in investing activities was approximately $0.1 million for the six months ended December 31, 2022 attributable to the repayment of related party loans.

Net cash provided by financing activities was approximately $1.8 million for the year ended June 30, 2023 was primarily attributable to $2.0 million proceeds from convertible promissory note offset by the repayment of related party loans of approximately 0.2 million.

Net cash provided by financing activities was approximately $0.3 million for the year ended June 30, 2022 primarily attributable to approximately $0.2 million proceeds from short-term loans, and $40,000 proceeds of capital contribution from Foxx’s existing shareholders.

Off-Balance Sheet Arrangements

As of December 31, 2023, Foxx has no significant off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on Foxx’s financial condition, changes in Foxx’s financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to Foxx’s members.

Critical Accounting Estimate

The financial statements and accompanying notes have been prepared in accordance with U.S. GAAP. The preparation of these financial statements and accompanying notes requires Foxx to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. Estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis of making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Foxx has identified certain accounting estimates that are critical to the preparation of financial statements. Certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments. Foxx believes that the critical accounting estimates, assumptions, and judgments that have the most significant impact on Foxx’s consolidated financial statements are described below.

Income Taxes

Foxx records deferred tax assets and liabilities based on the net tax effects of tax credits, operating loss carryforwards, and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes compared to the amounts used for income tax purposes. Foxx regularly reviews its deferred tax assets for recoverability with consideration for such factors as historical losses, projected future taxable income, and the expected timing of the reversals of existing temporary differences. A valuation allowance is recorded when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Management believes the deferred tax assets, based largely on the history of tax losses, warrant a full valuation allowance based on the weight of available negative evidence. As of December 31, 2023, June 30, 2023 and 2022, Foxx had recognized $6,655, $5,075 and $433 deferred tax assets, net of valuation allowance $1,469,412, $1,172,171 and $1,178,221, respectively.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

ACAC Related Party Transactions

Founder Shares and Private Warrants

On February 4, 2022, the Sponsor acquired 2,156,250 Founder Shares of for an aggregate purchase price of $25,000, or approximately $0.01 per share. As of March 31, 2023, there were 2,156,250 Founder Shares issued and outstanding. The number of Founder Shares issued was determined based on the expectation that such Founder Shares would represent 20% of the outstanding shares upon completion of the IPO.

The Founder Shares are identical to the public shares. However, the Founders have agreed (A) to vote their Founder Shares in favor of any proposed business combination, (B) not to propose, or vote in favor of, prior to and unrelated to an initial business combination, an amendment to ACAC’s certificate of incorporation that would affect the substance or timing of ACAC’s redemption obligation to redeem all public shares if ACAC cannot complete an initial business combination within the Combination Period, unless ACAC provides public stockholders an opportunity to redeem their public shares in conjunction with any such amendment, (C) not to redeem any shares, including Founder Shares and public shares into the right to receive cash from the Trust Account in connection with a stockholder vote to approve ACAC’s proposed initial business combination or sell any shares to us in any tender offer in connection with ACAC’s proposed initial business combination, and (D) that the Founder Shares shall not participate in any liquidating distribution upon winding up if a business combination is not consummated.

Substantially concurrently with the closing of the IPO, ACAC completed the sale of 5,240,000 Private Warrants to the Sponsor at a purchase price of $1.00 per Private Warrant, generating gross proceeds to ACAC of $5,240,000. The Private Warrants are identical to the Public Warrants except that the Private Warrants (including the Class A common stock issuable upon exercise of the Private Warrants) will not be transferable, assignable or salable until 30 days after the completion of the initial business combination except to permitted transferees.

Promissory Notes — Related Party

On January 20, 2022, the Sponsor agreed to loan ACAC up to $500,000 to be used for a portion of the expenses of the IPO. This loan is non-interest bearing, unsecured and is due at the earlier of (1) January 20, 2023 or (2) the date on which ACAC consummates its IPO of its securities. ACAC has an outstanding loan balance of $316,827 on June 14, 2022 after the IPO and the outstanding balance was repaid on June 21, 2022. As of December 31, 2023, there was no loan balance outstanding.

Pursuant to the First Amended Charter, ACAC may extend Combination Deadline up to nine times on monthly basis from March 14, 2023 to December 14, 2023, by depositing $227,730.87 each month into the Trust Account, representing $0.0625 per public share. Following the Special Meeting I, the Sponsor deposited four monthly payments to the Trust Account to extend the Combination Deadline to July 14, 2023. The four monthly payments were evidenced by four promissory notes issued by ACAC to the Sponsor, each in the principal amount of $227,730.87. Pursuant to the Second Amended Charter, ACAC may extend the Combination Deadline on monthly basis from July 14, 2023 to up to nine times by depositing $75,000 each month into the Trust Account. Following the Special Meeting II, the Sponsor deposited nine monthly payments to the Trust Account to extend the Combination Deadline to April 14, 2024. The nine monthly payments were evidenced by nine promissory notes issued by ACAC to the Sponsor, each in the principal amount of $75,000.

Each of the promissory note issued by ACAC to the Sponsor to extend the Combination Date is non-interest bearing and payable (subject to the waiver against trust provisions) on the earlier of (i) consummation of ACAC’s initial business combination and (ii) the date of the liquidation of ACAC. The principal balance may be prepaid at any time, at the election of ACAC. The holder of the Extension Notes has the right, but not the obligation, to convert each Extension Note, in whole or in part, respectively, into Private Warrants of ACAC, as described in the Prospectus, by providing ACAC with written notice of its intention to convert the Note at least two business days prior to the closing of ACAC’s initial business combination. The number of Private Warrants to be received by the holder in connection with such conversion shall be an amount determined by dividing (x) the sum of the outstanding principal amount payable to the holder, by (y) $1.00.

Related Party (Working Capital) Loans

In addition, in order to finance transaction costs in connection with an intended initial business combination, the Sponsor, or an affiliate of the Sponsor or certain of ACAC’s officers and directors may, but are not obligated to, loan ACAC funds as may be required. If ACAC completes the initial business combination, it would repay such loaned amounts. In the event that the initial business combination does not close, ACAC may use a portion of the working capital held outside the Trust Account to repay such loaned amounts but no proceeds from the Trust Account would be used for such repayment. Up to $3,000,000 of such loans may be converted upon consummation of ACAC’s initial business combination into warrants at a price of $1.00 per warrant. If ACAC does not complete a business combination, the loans would be repaid out of funds not held in the Trust Account, and only to the extent available. Such private warrant converted from loan would be identical to the Private Warrants sold in the Private Placement.

On December 5, 2023, ACAC issued a promissory note to the Sponsor, under which the Sponsor agreed to loan ACAC up to $500,000 to be used for a portion of the working capital. This loan is non-interest bearing, unsecured and is due at the earlier of (1) the date on which ACAC consummates its initial business combination or (2) the date on which ACAC liquidates and dissolves. The Sponsor, as the payee, has the right, but not the obligation, to convert the note, in whole or in part, into Private Warrants of ACAC, that are identical to the Private Warrants issued by ACAC in the Private Placement consummated simultaneously with ACAC’s IPO, subject to certain exceptions, as described in the IPO Prospectus, by providing ACAC with written notice of the intention to convert at least two business days prior to the closing of the initial business combination. The number of Private Warrants to be received by the Sponsor in connection with such conversion shall be an amount determined by dividing (x) the sum of the outstanding principal amount payable to the Sponsor by (y) $1.00.

As of December 31, 2023, ACAC had no borrowings under the working capital loans.

Others

After our initial business combination, members of our management team who remain with us may be paid consulting, management or other fees from the PubCo with any and all amounts being fully disclosed to our stockholders, to the extent then known, in the tender offer or proxy solicitation materials, as applicable, furnished to our stockholders. It is unlikely the amount of such compensation will be known at the time of distribution of such tender offer materials or at the time of a shareholder meeting held to consider our initial business combination, as applicable, as it will be up to the directors of the post-combination business to determine executive and director compensation.

We have entered into a registration rights agreement with respect to the Private Warrants sold in the Private Placement and the Founder Shares.

Foxx Related Party Transactions

Accounts payable — related party

Name of Related Party	Relationship	Nature	December 31, 2023	June 30, 2023	June 30, 2022
			(Unaudited)
Wuhan Haoxun Communication Technology Co. Ltd	Controlled by the immediate family member of the executive of the Foxx	Purchase of goods	$—	$—	$84,920

Other payable — related party

Other payable — related party consists of the following:

Name of Related Party	Relationship	Nature	December 31, 2023	June 30, 2023	June 30, 2022
			(Unaudited)
Azure Horizon LLC	Owned by former management and immediate family member of the sole Director of Foxx	Consulting fees	$—	$25,000	$—

Short-term loan — related party

Shot-term loan — related party consists of the following:

Name of Related Party	Relationship	Nature	December 31, 2023	June 30, 2023	June 30, 2022
			(Unaudited)
Xiaoya Ren	Former management and immediate family member of the sole Director of Foxx	Loan	$—	$91,235	$245,557

Expenses

Name of Related Party	Relationship	Nature	For the Six months ended December 31, 2023	For the Six months ended December 31, 2022	For the Year Ended June 30, 2023	For the Year Ended June 30, 2023
			(Unaudited)	(Unaudited)
Wuhan Haoxun Communication Technology Co. Ltd(1)	Controlled by the immediate family member of the executive of the Foxx	Research and Development	$—	$130,080	$272,080	$—
Azure Horizon LLC(2)	Owned by former management and immediate family member of the sole Director of Foxx	Operating	$150,000	$—	$25,000	$—

____________

(1)      On September 1, 2022, Foxx entered into an agreement with Wuhan Haoxun Communication Technology Co., Ltd. (“Wuhan Haoxun”) for the research and development of 4G/5G CPE (Customer Premises Equipment) and Wi-Fi 6 Router products.

(2)      On September 1, 2022, Foxx entered into a consulting agreement to receive consulting services provided by a consulting company which is owned by the executives of the Company.

DESCRIPTION OF PUBCO’S SECURITIES AFTER THE BUSINESS COMBINATION

The following description of PubCo’s securities reflects PubCo’s capital stock and warrants as they will exist as of the effective time of the Business Combination. PubCo’s capital stock will be governed by the Proposed Amended and Restated Certificate of Incorporation, the Proposed Bylaws and the DGCL. This description is a summary and is not complete. We urge you to read the Proposed Charter and Proposed Bylaws, which will be in effect prior to the effective time of the Business Combination and the forms of which are included as Annex B and Annex C, respectively, to this proxy statement/prospectus and are incorporated herein by reference, in their entirety. Throughout this section, references to the “PubCo” refer to Acri Capital Merger Sub I Inc., which shall be renamed to “Foxx Development Holdings Inc.” after the Business Combination as the context so requires.

General

Following the consummation of the Business Combination, the authorized capital stock of PubCo will consist of 50,000,000 shares of common stock, $0.0001 par value per share. Following the consummation of the Business Combination, assuming no redemptions, PubCo would have an aggregate of approximately 29,297,810 shares of PubCo Common Stock outstanding, assuming the maximum number of shares of PubCo Common Stock that may be issued under the Incentive Plan (as more fully described in this proxy statement/prospectus), but excluding shares issuable upon exercise of the Public Warrants and Private Placement Warrants and upon conversion of the Notes) and no shares of preferred stock issued and outstanding.

Common Stock

The Proposed Charter authorizes one class of common stock.

Dividend Rights

The DGCL permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus”, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by the board of directors. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets equals the fair value of the total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, capital is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets. Delaware common law also imposes a solvency requirement in connection with the payment of dividends.

Holders of the PubCo Common Stock may be entitled to receive dividends out of funds legally available therefor if PubCo Board, in its discretion, determines to authorize the issuance of dividends and then only at the times and in the amounts that PubCo Board may determine.

Voting Rights

Holders of the PubCo Common Stock will be entitled to one vote for each share held as of the record date for the determination of the shareholders entitled to vote on such matters, including the election and removal of directors, except as otherwise required by law. Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. The Proposed Charter will not authorize cumulative voting and will provide that no shareholder will be permitted to cumulate votes at any election of directors. Consequently, the holders of a majority of the outstanding shares of PubCo Common Stock can elect all of the directors then standing for election, and the holders of the remaining shares will not be able to elect any directors.

Right to Receive Liquidation Distributions

If the PubCo becomes subject to a liquidation, dissolution, or winding-up, the assets legally available for distribution to the PubCo’s stockholders would be distributable ratably among the holders of the PubCo Common Stock, subject to prior satisfaction of all outstanding debt and liabilities.

Other Matters

All outstanding shares of PubCo Common Stock will be fully paid and nonassessable. PubCo Common Stock will not be entitled to preemptive rights and will not be subject to redemption or sinking fund provisions.

Preferred Stock

There are currently no plans to issue any shares of the preferred stock. PubCo Board will be authorized, subject to limitations prescribed by the DGCL, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the designation, powers, preferences, and rights of the shares of each series and any of its qualifications, limitations, or restrictions, in each case without further vote or action by the PubCo’s stockholders. PubCo Board will be empowered to increase or decrease the number of shares of any series of the preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by the PubCo’s stockholders. PubCo Board will be able to authorize the issuance of the preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the PubCo Common Stock. The issuance of the preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring, or preventing a change in control of the PubCo and might adversely affect the market price of the PubCo Common Stock and the voting and other rights of the holders of the PubCo Common Stock.

Board of Directors

PubCo Board is expected to consist of five directors. The Proposed Charter and Proposed Bylaws will provide that the number of directors shall be fixed only by resolution of the board of directors. Directors are elected by a majority of all of the votes cast in the election of directors.

Removal of Directors

The Proposed Charter and Proposed Bylaws will provide that stockholders may only remove a director for cause and only by the affirmative vote of the holders of a majority of the issued and outstanding capital stock of the PubCo entitled to vote in the election of directors, voting together as a single class.

Board of Directors Vacancies

The Proposed Charter and Proposed Bylaws authorize only a majority of the remaining members of PubCo Board, although less than a quorum, to fill vacant directorships, including newly created directorships. In addition, the number of directors constituting PubCo Board will be permitted to be set only by a resolution of PubCo Board. These provisions would prevent a shareholder from increasing the size of PubCo Board and then gaining control of PubCo Board by filling the resulting vacancies with its own nominees. This will make it more difficult to change the composition of PubCo Board and will promote continuity of management.

Stockholders Action; Special Meeting of Stockholders

The Proposed Charter and Proposed Bylaws will provide that PubCo’s stockholders may not take action by written consent but may only take action at annual or special meetings of the stockholders. As a result, a holder controlling a majority of the PubCo Common Stock would not be able to amend the Proposed Bylaws, amend the Proposed Charter or remove directors without holding a meeting of the PubCo’s stockholders called in accordance with the Proposed Charter and Proposed Bylaws. The Proposed Charter and Proposed Bylaws will further provide that special meetings of shareholders of the PubCo may be called only by the PubCo Board, the Chairperson of PubCo Board, or the Chief Executive Officer or the President of the Company, thus prohibiting stockholders action to call a special meeting. These provisions might delay the ability of the PubCo’s stockholders to force consideration of a proposal or for stockholders controlling a majority of the PubCo Common Stock to take any action, including the removal of directors.

Advance notice requirements for stockholders proposals and director nominations

The Proposed Charter will provide that advance notice of stockholders nominations for the election of directors and of business to be brought by stockholders before any meeting of the stockholders of the PubCo must be given in the manner and to the extent provided in the Proposed Bylaws. The Proposed Bylaws provide that, with respect to an annual meeting of the PubCo’s stockholders, nominations of persons for election to the board of directors and the proposal of other business to be transacted by the stockholders may be made only (i) pursuant to the PubCo’s notice of the meeting, (ii) by or at the direction of the PubCo Board, (iii) as provided in the certificate of designation for any class or series of preferred stock or (iv) by any stockholders who was a stockholders of record at the time of giving the notice required by the Proposed Bylaws, at the record date(s) set by the board of directors for the purpose of determining stockholders entitled to notice of, and to vote at, the meeting, and at the time of the meeting, and who complies with the advance notice provisions of the Proposed Bylaws.

With respect to special meetings of stockholders, only the business specified in the PubCo’s notice of meeting may be brought before the meeting. Nominations of persons for election to the board of directors may be made only (i) by or at the direction of PubCo Board or (ii) if the meeting has been called for the purpose of electing directors, by any stockholders who was a stockholders of record at the time of giving the notice required by the Proposed Bylaws, at the record date(s) set by the board of directors for the purpose of determining stockholders entitled to notice of, and to vote at, the meeting, and at the time of the meeting, and who complies with the advance notice provisions of the Proposed Bylaws.

The advance notice procedures of the Proposed Bylaws provide that, to be timely, a stockholder’s notice with respect to director nominations or other proposals for an annual meeting must be delivered to the PubCo’s Secretary at the principal executive office of the Company not later than the close of business on the 90th day nor earlier than the close of business on the 120th day before the anniversary date of the immediately preceding annual meeting of stockholders. In the event that the date of the annual meeting is advanced by more than 30 days before or delayed by more than 60 days after the first anniversary of the date of the preceding year’s annual meeting, to be timely, a shareholder’s notice must be delivered not earlier than the 120th day prior to the date of such annual meeting and not later than the close of business on the later of the 90th day prior to the date of such annual meeting or the tenth day following the day on which public announcement of the date of such meeting is first made.

These provisions might preclude stockholders of the Company from bringing matters before the annual meeting of stockholders or from making nominations for directors at the annual meeting of shareholders if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of PubCo.

No cumulative voting

The DGCL provides that stockholders are not entitled to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. The Proposed Charter will not provide for cumulative voting and will provide that no stockholder will be permitted to cumulate votes at any election of directors.

Amendments to Certificate of Incorporation and Bylaws

Except for those amendments permitted to be made without stockholders approval under Delaware law or the Proposed Amended and Restated Certificate of Incorporation, the Proposed Charter generally may be amended only if the amendment is first declared advisable by the board of directors and thereafter approved by holders of a majority of the outstanding stock of the Company entitled to vote thereon. Any amendment of certain provisions in the Proposed Charter will require approval by holders of at least two-thirds of the voting power of the then-outstanding voting securities of PubCo entitled to vote thereon, voting together as a single class. These provisions include, among others, provisions related to the classified board structure, board composition, removal of directors, indemnification and exculpation, cumulative voting rights, preferred stock, exclusive forum provisions, provisions related to shareholder action and advance notice, corporate opportunities and amendments to the charter, in each case as summarized in this proxy statement/prospectus.

PubCo Board will have the power to adopt, amend or repeal any provision of the Proposed Bylaws. In addition, stockholders of PubCo may adopt, amend or repeal any provision of the Proposed Bylaws with the approval by the holders of a majority of the voting power of the shares present in person or by proxy at the meeting of stockholders and entitled to vote on the matter. Any amendment of certain provisions in the Proposed Bylaws will require approval by holders of at least majority of the voting power of the then-outstanding voting securities of the PubCo entitled to vote thereon, voting together as a single class. These provisions include, among others, provisions related to meetings of stockholders, the powers and composition of the board of directors, removal of directors, indemnification of directors and officers and amendments to the Proposed Bylaws.

Authorized but Unissued Capital Stock

Delaware law does not require shareholder approval for any issuance of authorized shares. However, the listing requirements of the Nasdaq Stock Market, which would apply if and so long as the common stock remains listed on the Nasdaq Stock Market, require shareholder approval of certain issuances equal to or exceeding 20% of the then-outstanding voting power or then-outstanding number of shares of common stock. Additional shares that may be issued in the future may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

One of the effects of the existence of unissued and unreserved common stock may be to enable the PubCo Board to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of the PubCo by means of a merger, tender offer, proxy contest or otherwise and thereby protect the continuity of management and possibly deprive shareholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Exclusive Forum

The Proposed Charter will provide that, unless otherwise consented to by PubCo in writing, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another State court in Delaware or the federal district court for the District of Delaware) will, to the fullest extent permitted by law, be the sole and exclusive forum for the following types of actions or proceedings: (i) any derivative action or proceeding brought on behalf of PubCo; (ii) any action asserting a claim of breach of a duty (including any fiduciary duty) owed by any current or former director, officer, shareholder, employee or agent of the PubCo to the PubCo or the PubCo’s stockholders; (iii) any action asserting a claim against the PubCo or any current or former director, officer, shareholder, employee or agent of the PubCo relating to any provision of the DGCL or the Proposed Charter or the Proposed Bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware; (iv) any action asserting a claim against PubCo or any current or former director, officer, shareholder, employee or agent of the PubCo governed by the internal affairs doctrine of the State of Delaware, in each such case unless the Court of Chancery (or such other state or federal court located within the State of Delaware, as applicable) has dismissed a prior action by the same plaintiff asserting the same claims because such court lacked personal jurisdiction over an indispensable party named as a defendant therein. The Proposed Charter will further provide that, unless otherwise consented to by PubCo in writing to the selection of an alternative forum, the federal district courts of the United States will, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint against any person in connection with any offering of the PubCo’s securities, asserting a cause of action arising under the Securities Act. Any person or entity purchasing or otherwise acquiring any interest in the PubCo’s securities will be deemed to have notice of and consented to this provision.

Although the Proposed Charter contains the choice of forum provisions described above, it is possible that a court could rule that such provisions are inapplicable for a particular claim or action or that such provisions are unenforceable. For example, under the Securities Act, federal courts have concurrent jurisdiction over all suits brought to enforce any duty or liability created by the Securities Act, and investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In addition, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and, therefore, the exclusive forum provisions described above do not apply to any actions brought under the Exchange Act.

Although we believe these provisions will benefit us by limiting costly and time-consuming litigation in multiple forums and by providing increased consistency in the application of applicable law, these exclusive forum provisions may limit the ability of our stockholders to bring a claim in a judicial forum that such stockholders find favorable for disputes with us or our directors, officers or employees, which may discourage such lawsuits against us and our directors, officers and other employees.

Corporate Opportunities

The Proposed Charter provides that, to the fullest extent permitted by applicable law, none of our non-employee directors nor his or her affiliates has any duty to refrain from, directly or indirectly, (x) engaging in the same or similar business activities or lines of business as PubCo or (y) otherwise competing with PubCo or its affiliates. In the event that any non-employee director or his or her affiliates acquire knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for the non-employee director, his or her affiliates or PubCo, such non-employee director will, to the fullest extent permitted by applicable law, have no duty to communicate or offer such transaction or business opportunity to PubCo or any of its affiliates and will not be liable to PubCo, its affiliates or the stockholders of PubCo for breach of any fiduciary duty as a director or officer of PubCo solely by reason of the fact that such non-employee director or his or her affiliate pursues or acquires such opportunity for themselves, offers or directs such opportunity to another person, or does not communicate such opportunity to PubCo; provided, that PubCo does not renounce its interest in any corporate opportunity expressly offered or presented to any non-employee director solely in his or her capacity as a director of PubCo.

Limitations on Liability and Indemnification of Directors and Officers

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. The Proposed Charter includes a provision that eliminates the personal liability of directors for monetary damages for any breach of fiduciary duty as a director to the fullest extent permitted by the DGCL as the same exists or as may hereafter be amended from time to time. The effect of these provisions is to eliminate the rights of PubCo and its stockholders, through stockholders’ derivative suits on PubCo’s behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any director if the director has acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from his or her actions as a director.

The Proposed Charter will permit and the Proposed Bylaws will obligate PubCo to indemnify, to the fullest extent permitted by the DGCL, any director or officer of PubCo who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”) by reason of the fact that he or she is or was a director or officer of PubCo or is or was serving at the request of PubCo as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding. PubCo will not be obligated to indemnify a person in connection with a Proceeding (or part thereof) initiated by such person unless the Proceeding (or part thereof) was, or is, authorized by the board of directors, PubCo determines to provide the indemnification or is otherwise required by applicable law. In addition, the Proposed Bylaws require PubCo, to the fullest extent permitted by law, to pay, in advance of the final disposition of a Proceeding, expenses (including attorneys’ fees) actually and reasonably incurred by an officer or director of PubCo in defending any Proceeding, upon receipt of a written request therefor (together with documentation reasonably evidencing such expenses) and an undertaking by or on behalf of the person to repay such amounts if it shall ultimately be determined that the person is not entitled to be indemnified under the Proposed Bylaws or the DGCL.

PubCo expects to enter into an indemnification agreement with each of its directors and executive officers that provide for indemnification to the maximum extent permitted by Delaware law.

PubCo believes that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers. The limitation of liability and indemnification provisions in the Proposed Charter and Proposed Bylaws may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit PubCo and its stockholders. In addition, your investment may be adversely affected to the extent PubCo pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors or executive officers, we have been informed that in the opinion of the SEC such indemnification is against public policy and is therefore unenforceable.

Transfer Agent

The Transfer Agent for the PubCo Common Stock and Public Warrants following the Business Combination will be [•].

Listing of Common Stock and Warrants

PubCo will apply for the listing of the common stock and warrants of PubCo on Nasdaq following the completion of the Business Combination under the symbols “FOXX” and “FOXXW,” respectively.

SECURITIES ACT RESTRICTIONS ON RESALE OF COMMON STOCK

Rule 144

Pursuant to Rule 144, a person who has beneficially owned restricted shares for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least three months before the sale and have filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as we were required to file reports) preceding the sale.

Persons who have beneficially owned restricted shares for at least six months but who are our affiliates at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

•        1% of the total number of common stock then outstanding; or

•        the average weekly reported trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by our affiliates under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about us.

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

•        the issuer of the securities that was formerly a shell company has ceased to be a shell company;

•        the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

•        the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Current Reports on Form 8-K; and

•        at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

As a result, the Founders will be able to sell their Founder Shares and Private Warrants pursuant to Rule 144 without registration one year after we have completed our initial business combination.

COMPARISON OF GOVERNANCE AND STOCKHOLDERS’ RIGHTS

General

ACAC is incorporated under the laws of the State of Delaware and the rights of Public Stockholders are governed by the laws of the State of Delaware, including the DGCL, the Current Charter and the Current Bylaws. In connection with the Business Combination, Public Stockholders will vote on the Proposed Charter and the Proposed Bylaws, which (if approved) will become effective as of the Closing. ACAC, subsequent to the Business Combination, is referred to as PubCo. Following the Business Combination, the rights of Public Stockholders will continue to be governed by Delaware law but will no longer be governed by the Current Charter and instead will be governed by the Proposed Charter and the Proposed Bylaws (if approved).

Comparison of Governance and Stockholders’ Rights

Set forth below is a summary comparison of material differences between the rights of Public Stockholders under the Current Charter and the Current Bylaws (left column) and under the Proposed Charter and the Proposed Bylaws (right column). The summary set forth below is not intended to be complete or to provide a comprehensive discussion of the governing documents described herein. The summary below is subject to, and qualified in its entirety by reference to, the full text of the Current Charter and Current Bylaws and the Proposed Charter and the Proposed Bylaws, which is attached to this proxy statement/prospectus as Annex B and Annex C, respectively, as well as the relevant provisions of the DGCL. You should carefully read this entire document and the other referenced documents, including the governing corporate instruments, for a more complete understanding of the differences between being a ACAC stockholder before the Business Combination and being a PubCo stockholder following the completion of the Business Combination.

For more information on the Charter Amendment Proposal and the Advisory Charter Amendment Proposals, see the sections entitled “Proposal 2: The Charter Amendment Proposal” and “Proposal 3: The Advisory Charter Amendment Proposals.”

	ACAC	PubCo
Corporate Name (Advisory Charter Proposal 3(A))	The Current Charter provides the name of the company is “Acri Capital Acquisition Corporation.” See Article I of the Current Charter.	The Proposed Charter will designate the corporation’s name as “Foxx Development Holdings Inc.” See Article I of the Proposed Charter.
Authorized Shares (Advisory Charter Proposal 3(B))

The authorized share capital under the Current Charter is 23,000,000 shares, consisting of (a) 22,500,000 shares of common stock, including (i) 20,000,000 shares of Class A Common Stock, and (ii) 2,500,000 shares of Class B Common Stock, and (b) 500,000 shares of preferred stock.

See Article IV of the Current Charter.

The Proposed Charter authorizes 50,000,000 shares of PubCo Common Stock, par value $0.0001 per share. See Article IV of the Proposed Charter.
Redesignate Class A Stock and Class B Stock as Common Stock. (Advisory Charter Proposal 3(C))

The Current Charter provides all shares of Class B Stock automatically convert concurrently with or immediately following the Closing on a one-for-one basis into shares of Class A Stock.

See Article IV of the Current Charter.

The Proposed Charter provides all shares are Common Stock. See Article IV of the Proposed Charter.

	ACAC	PubCo
Indemnification of Directors and Officers (Advisory Charter Proposal 3(D))	The Current Charter requires ACAC to indemnify its directors and officers to the fullest extent permitted by the DGCL. See Section 8.1 of the Current Bylaws.

The Proposed Bylaws will obligate PubCo to reimburse its current and former directors and officers for expenses incurred in defending a suit; such indemnification, reimbursement, or advancement of expenses is not exclusive and is enforceable by persons entitled to them.

See Section 8.2, 8.11, 8.12, 8.13, 8.14, 8.15, and 8.16 of the Proposed Bylaws.

Number of Directors	Under the Current Charter, number of directors that constitutes the Board may be fixed by the Board. See Section 3.1 of the Current Bylaws.

The Proposed Bylaws provides PubCo Board shall consist of five directors provided however the number of directors that constitutes the PubCo Board may be fixed by the PubCo Board.

See Section 3.2 of the Proposed Bylaws.

Classified Board

The Current Charter provides that the Board is composed of three classes with one class of directors being elected in each year, one class of directors serving a two-year term, and each class serving a three-year term.

See Article V of the Current Charter.

The Proposed Charter provides that the PubCo Board will consist of only one class of directors. See Article V of the Proposed Charter.
Director Actions	The Current Charter does not contain provisions related to directors’ interests, quorum requirements, corporate powers, directors’ authority, and approval processes within a corporation.

The Proposed Charter provides provisions related to directors’ interests, quorum requirements, corporate powers, directors’ authority, and approval processes within a corporation.

See Article V of the Proposed Charter.

Vacancies, Additional Directors; Removal from Office	The Current Charter does not contain a provision with respect to director vacancy, replacement, and removal.

The Proposed Bylaws provides that new director may be elected by a majority vote of the PubCo Board in the event of vacancy or removal. Stockholders may only remove a director for cause and only by the affirmative vote of the holders of a majority of the issued and outstanding capital stock of PubCo entitled to vote in the election of directors, voting together as a single class.

See Section 3.3 of the Proposed Bylaws and Article V of the Proposed Charter.

	ACAC	PubCo
Director Resignation	The Current Charter does not contain a provision with respect to director resignation.	The Proposed Bylaws provides that director may resign upon written notice to the PubCo Board, effective upon giving of the notice. See Section 3.4 of the Proposed Bylaws.
Meeting by Conference Telephone or Other Communications Equipment	The Current Charter does not contain a provision with respect to attending meetings remotely.	The Proposed Bylaws provides PubCo Board may take actions by means of conference telephone or other communications equipment. See Section 4.7 of the Proposed Bylaws.
Inspection of Books and Records	The Current Charter does not contain a provision with respect to inspection of books and records.	The Proposed Bylaws provides any director may inspect the corporation’s books and records for a proper purpose. See Section 4.8 of the Proposed Bylaws.
Minutes of Committee Meetings	The Current Charter does not contain a provision with respect to keep minutes and reports for committee meetings.	The Proposed Bylaws provides each committee shall keep minutes of its proceedings and report the same to PubCo Board. See Section 5.5 of the Proposed Bylaws.
Officer Compensation	The Current Charter does not contain a provision with respect to compensation of officers.	The Proposed Bylaws provides PubCo Board or a designated committee may determine compensation of officers. See Section 6.5 of the Proposed Bylaws.
Provisions Related to the Business Combination	The Current Charter sets forth various provisions related to ACAC’s business combination requirements. See Article IX and X of the Current Charter.	The Proposed Charter does not include provisions related to business combination requirements, which will no longer apply upon consummation of the Business Combination.

TRADING SYMBOL, MARKET PRICE AND DIVIDEND POLICY

Trading Symbol and Market Price

The ACAC Units, ACAC Class A Common Stock, and ACAC Warrants are currently listed on the Nasdaq Capital Market under the symbols “ACACU,” “ACAC”, and “ACACW”, respectively. ACAC Class A Common Stock and ACAC Warrants began separate trading on August 1, 2021.

The closing prices of the ACAC Units, ACAC Class A Common Stock, and ACAC Warrants, on [*], 2022, the last trading day before announcement of the execution of the Business Combination Agreement, were $[*], $[*], and $[*], respectively. As of         , 2022, the Record Date for the Special Meeting, the most recent closing price of the ACAC Units, ACAC Class A Common Stock, and ACAC Warrants were $        , $        , and $        , respectively.

Holders of the ACAC Units, ACAC Class A Common Stock, and ACAC Warrants should obtain current market quotations for their securities. The market price of ACAC’s securities could vary at any time before the closing of the Business Combination.

Following the Business Combination, PubCo Common Stock (including the PubCo Common Stock issuable in the Business Combination) and the warrants are expected to be listed on the Nasdaq under the symbols “FOXX” and “FOXXW,” respectively. The ACAC Units will be automatically separated into underlying PubCo Common Stock and PubCo Warrants and will no longer be traded on the open market following the Business Combination. Upon and following the consummation of the Business Combination, PubCo Common Stock will be the only outstanding class of PubCo Common Stock.

Dividend Policy

ACAC has not paid any cash dividends on shares of ACAC Class A Common Stock to date and does not intend to pay cash dividends prior to the Closing. The payment of cash dividends in the future will be dependent upon the revenues and earnings, if any, capital requirements and general financial condition of the PubCo after the Closing. The payment of any dividends after the Business Combination will be within the discretion of the PubCo Board. It is the present intention of the Board to retain all earnings, if any, for use in ACAC’s business operations and, accordingly, the Board does not anticipate declaring any dividends in the foreseeable future. Further, if ACAC incurs any indebtedness, its ability to declare dividends may be limited by restrictive covenants ACAC may agree to in connection therewith.

MANAGEMENT OF THE PUBCO

Executive Officers and Directors After the Business Combination

Upon the consummation of the Business Combination, the business and affairs of PubCo will be managed by or under the direction of the Board of Directors of PubCo.

The following table sets forth the name, age and position of each of the expected directors and executive officers of PubCo upon consummation of the Business Combination:

Name	Age	Position
Executive Officer
Greg Foley	56	Chief Executive Officer
“Joy” Yi Hua	47	Chairwoman, Chief Financial Officer, and Director
Haitao Cui	46	Chief Sales Officer and Director
James Liao	58	Chief Technology Officer
Board of Directors
“Joy” Yi Hua	47	Chairwoman and Director
Haitao Cui	46	Director
“Eva” Yiqing Miao	38	Independent Director
Edmund R. Miller	67	Independent Director
“Jeff” Feng Jiang	60	Independent Director

____________

(1)      Member of nominating and corporate governance committee.

(2)      Member of compensation committee.

(3)      Member of audit committee.

Information regarding the executive officers and directors following the Business Combination is set forth below:

Executive Officers

Mr. Greg Foley will serve as Chief Executive Officer of PubCo. Currently, Mr. Foley serves as Chief Sales Officer of Foxx, a position he has held since March 2024. Mr. Foley has over 25 years of experience in leading the sales and marketing efforts to drive enterprise and channel growth in high-growth markets in electronic devices, SaaS, IoT, 5G Fixed Wireless, AI, and cloud development. Prior to joining Foxx, Mr. Foley served as Director of Global Business Development, Partnerships, Strategies and Alliances at Inseego (Nasdaq: INSG), a company that engages in the design and development of fixed and mobile wireless solutions, industrial Internet of Things (IIoT), and cloud solutions. Between 2018 and 2020, Mr. Foley served as Vice President of Sales and Product Development at NetComm Wireless. Earlier in his career, Mr. Foley took executive roles at various telecommunication and technology companies such as SpareOne, HTC, Samsung, and Nokia. Mr. Foley received his BBA in Finance from Georgia State University in 1997.

Ms. “Joy” Yi Hua will serve as Chief Financial Officer and Chairwoman of the board of directors for PubCo. Currently, Ms. Hua is Chief Executive Officer, Chief Financial Officer and Chairwoman of Acri. Ms. Hua has over 18 years of experience in investment management, hedge fund, private equity and real estate investment around the world. Ms. Hua has over 18 years of experience in investment management, hedge fund, private equity and real estate investment around the world. Since March 2023, Ms. Hua has served as the CEO of Bit Bay Technology Corporation, a US data center investment and management company. She has also served as Managing Director of Serene View Capital LLC, an investment management and consulting firm, since June 2016. Previously, in June 2018, Ms. Hua founded Cohere Education LLC, an online education start-up engaged in the distribution of STEAM curriculum and programs to K-12 and college students in the U.S. and China. Before that, Ms. Hua co-founded and served as the Chief Operating Officer for MeshImpact LLC, a consulting firm focused on data analytics and machine learning solutions, between July 2016 and December 2018. Earlier in her career, Ms. Hua worked for CornerStone Parnters LLC for 8 years from 2008 to 2016 where she managed private equity and real assets portfolios of over 3 billion US dollars for 12 non-profit clients. Ms. Hua started her investment career at UVIMCO, the organization that manages the University of Virginia’s $14.5 billion endowment, from 2004 to 2008. Ms. Hua received her MBA from the University of Texas at Austin in 2003, and a B.A. in Economics from Shanghai University of Finance & Economics in 1997. She has been a CFA charter holder since 2004.

Mr. Haitao Cui will serve as the Chief Sales Officer and a member of our board of directors of PubCo. Currently, Mr. Cui serves as Chief Executive Officer of Foxx, a position he has held since August 2018. Mr. Cui had over 10 years of executive and managerial experience in directing, managing, and overseeing key corporate relations and regional sales development for consumer electronic products. Mr. Cui received a Bachelor’s Degree in Electrical and Engineering Automation from Xi’an Jiaotong University, China, in 2000.

Mr. James Liao will serve as the Chief Technology Officer of PubCo. Currently, Mr. Liao serves as Chief Technology Officer of Foxx, a position he has held since August 2018. Since 2018, Mr. Liao worked as a Senior Manager, Product Strategy and Innovation, at Charter Communications (Nasdaq: CHTR), a major U.S. telecommunication company. From 2016 to 2017, Mr. Liao worked as Director of Product Management and Director of Technology Management at LEECO, a consumer technology company. Before that, from 2003 to 2016, Mr. Liao spent over a decade at the US offices of Nokia Corporation, the Finnish multinational electronics and telecommunication conglomerate, rising through rank from Architect, Product Requirements Manager, Software Development Group Manager, Product Program Manager, to Senior Product Manager. In addition to his experience at established telecommunication and consumer electronics businesses, Mr. Liao also has various additional relevant experience working as software engineer for Negecell and Dotcast Inc., two telecommunication startup companies. Mr. Liao received a certificate in Innovation and Entrepreneurship from Harvard University in 2021, a certificate in Artificial Intelligence, Strategic Management from Massachusetts Institute of Technology in 2021, and a certificate in Machine Learning, Robotics from Stanford University in 2020. Mr. Liao received a Master of Electrical Engineering degree from the University of Texas in 1995 and a Bachelor’s degree in Electrical Engineering from Tsinghua University in 1989.

Independent Directors

Ms. “Eva” Yiqing Miao will serve as our independent director. Since June 2022, Ms. Miao has served as the Chief Financial Officer and Head of Operations at Torus Biosystems, a Massachusetts based biotech company. From November 2020 to June 2022, Ms. Miao worked as a Vice President of Finance at Proven Skincare, a provider of consumer skincare products. From September 2018 to November 2020, Ms. Miao worked as the Chief of Staff to the CEO and Head of Investor Relations and Corporate Development at Genuity Science, a geonomics analytics company. From 2016 to 2018, Ms. Miao worked as an associate in technology investment banking at Morgan Partners, a investment bank focused on the fin-tech sector. From 2015 to 2016, Ms. Miao worked as an associate in healthcare investment banking at Jefferies Group, a major US investment bank. Prior to working in the US, Ms. Miao also had experiences working in China. From 2008 to 2013, Ms. Miao worked as an assistant manager in audit and transaction service at PwC, one of the “Big-Four” accounting firms, at its Shanghai office. Ms. Miao received a MBA from University of Virginia Darden School of Business in 2015 and a Bachelor’s degree in Economics from Shanghai University of International Business and Economics in 2008.

Mr. Edmund R. Miller will serve as our independent director. Currently, Mr. Miller has served as an independent director of Acri since June 2022. Mr. Miller has extensive experience in private equity investment and fundraising, and in the Telecommunication, Media, & Technology (TMT) sector. Mr. Miller is a Senior Managing Director of Pan American Finance, LLC, an investment advisory firm where he has held this position since 2012. From 2002 to 2011, he was the Managing Director at Parmenter Realty Partners, a real estate investment firm, where he was in charge of all aspects of documenting and raising their second, third, and fourth institutional funds. Earlier in his career, from 1984 to 1996, Mr. Miller was co-manager of the largest Caribbean Basin and Latin American coverage team for Goldman Sachs, based in Miami. From 1996 to 1999, he managed a high yield fund for a large Latin American bank, managed a hedge fund, and was a founder and led the initial investment round in Answerthink (now known as The Hackett Group, NASDAQ: HCKT), an information technology consulting company. Mr. Miller was the co-founder of Interprise Technology Partners, a $110 million technology venture fund which made seven lead investments between 1999 and 2002. Prior to joining Goldman Sachs in 1984, Mr. Miller worked for Price Waterhouse in New York City in international tax for 4 years. He is a graduate of the University of Florida Warrington College of Business and the Levin College of Law. Mr. Miller was previously certified as a CPA and was a member of the New York State Bar.

Mr. “Jeff” Feng Jiang will serve as our independent director. Since 2014, Mr. Jiang works at Mediatek Inc., a semiconductor company in San Diego, CA, where he served as the director of Corporate Sales and Business Development from 2015 to present, and as deputy director of product marketing from 2014 to 2015. From 2013 to 2014, Mr. Jiang worked as a product line director at Broadcom Corporation, a multinational semiconductor supplier. From 2006 to 2013, Mr. Jiang worked as a senior product manager at Qualcomm Inc., a major semiconductor developer and manufacturer. From 2000 to 2006, Mr. Jiang worked as a product line manager and a system engineer at Microsemi Corporation, a semiconductor company. From 1997 to 2000, Mr. Jiang worked as a sound system engineer at Alpine Electronics of America, Inc., an electronic component manufacturer. Prior to working in the US, Mr. Jiang also worked in Japan from 1992 to 1997 as a system engineer for Takahashi Curtain Wall Corporation, a concrete manufacturing company. Mr. Jiang received a Master’s degree in Science in Electrical Engineering in 1989 and a Bachelor’s degree in Electrical Engineering in 1986, from Tsinghua University, China.

Board Composition

Effective from the consummation of the Business Combination, it is expected that the PubCo Board will consist of not more than five (5) directors.

When considering whether directors and director nominees have the experience, qualifications, attributes and skills, taken as a whole, to enable the Board of Directors of PubCo to satisfy its oversight responsibilities effectively in light of its business and structure, the Board of Directors of PubCo expects to focus primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth above in order to provide an appropriate mix of experience and skills relevant to the size and nature of its business.

Director Independence

As a result of the stocks of PubCo being listed on Nasdaq following consummation of the Business Combination, PubCo will be required to comply with the applicable rules of such exchange in determining whether a director is independent. Prior to the completion of the Business Combination, the Board of Directors of PubCo undertook a review of the independence of the individuals named above and have determined that each of Ms. Miao, Mr. Miller and Mr. Jiang qualifies as “independent” as defined under the applicable Nasdaq rules, and the Board of Directors of PubCo will consist of a majority of “independent directors,” as defined under the rules of the SEC and Nasdaq relating to director independence requirements. In addition, PubCo will be subject to the rules of the SEC and Nasdaq relating to the membership, qualifications and operations of the audit committee, as discussed below.

Committees of the Board of Directors

Committees of the Board

The PubCo Board will direct the management of PubCo’s business and affairs, as provided by Delaware law, and will conduct its business through meetings of the PubCo Board and its standing committees. PubCo will have a standing audit committee, compensation committee and nominating and corporate governance committee, each of which will operate under a written charter.

In addition, from time to time, special committees may be established under the direction of the PubCo Board when the Board deems it necessary or advisable to address specific issues. Following the Business Combination, current copies of PubCo’s committee charters will be posted on its website, as required by applicable SEC and Nasdaq Stock Market rules. The information on or available through any of such website is not deemed incorporated in this proxy statement/prospectus and does not form part of this proxy statement/prospectus.

Audit Committee

Upon the Closing, PubCo’s audit committee will consist of Ms. Miao, Mr. Miller and Mr. Jiang, with Ms. Miao serving as its chair. The PubCo Board will determine that each of these individuals will satisfy the independence requirements of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act, Rule 10A-3 under the Exchange Act and the applicable listing standards of the Nasdaq Stock Market. Each member of PubCo’s audit committee will satisfy the requirements for financial literacy under the applicable Nasdaq Stock Market rules. In arriving at this determination, the PubCo Board will examine each audit committee member’s scope of experience and the nature of their prior and/or current employment.

The PubCo Board will determine that Ms. Miao qualifies as an audit committee financial expert within the meaning of SEC regulations and meets the financial sophistication requirements of the Nasdaq Stock Market rules. In making this determination, the PubCo Board will consider Ms. Miao’s formal education and previous and current experience in financial and accounting roles. Both PubCo’s independent registered public accounting firm and management periodically will meet privately with the PubCo’s audit committee.

The audit committee’s responsibilities will include, among other things:

•        appointing, compensating, retaining, evaluating, terminating and overseeing PubCo’s independent registered public accounting firm;

•        discussing with PubCo’s independent registered public accounting firm their independence from management;

•        reviewing with PubCo’s independent registered public accounting firm the scope and results of their audit;

•        pre-approving all audit and permissible non-audit services to be performed by PubCo’s independent registered public accounting firm;

•        overseeing the financial reporting process and discussing with management and PubCo’s independent registered public accounting firm the interim and annual financial statements that PubCo files with the SEC;

•        reviewing and monitoring PubCo’s accounting principles, accounting policies, financial and accounting controls and compliance with legal and regulatory requirements; and

•        establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters.

Compensation Committee

Upon the Closing, PubCo’s compensation committee will consist of Ms. Miao, Mr. Miller and Mr. Jiang, with Mr. Miller as its chair. The PubCo Board will determine that each of Ms. Miao, Mr. Miller and Mr. Jiang are non-employee directors, as defined in Rule 16b-3 promulgated under the Exchange Act. The PubCo Board will determine that Ms. Miao, Mr. Miller and Mr. Jiang are “independent” as defined under the applicable Nasdaq listing standards, including the standards specific to members of a compensation committee. The compensation committee’s responsibilities will include, among other things:

•        reviewing and approving corporate goals and objectives relevant to the compensation of PubCo’s Chief Executive Officer, evaluating the performance of PubCo’s Chief Executive Officer in light of these goals and objectives and setting or making recommendations to the PubCo Board regarding the compensation of PubCo’s Chief Executive Officer;

•        reviewing and setting or making recommendations to PubCo Board regarding the compensation of the other executive officers;

•        making recommendations to PubCo Board regarding the compensation of PubCo’s directors;

•        reviewing and approving or making recommendations to PubCo Board regarding PubCo’s incentive compensation and equity-based plans and arrangements; and

•        appointing and overseeing any compensation consultants.

Nominating and Corporate Governance Committee

Upon the Closing, PubCo’s nominating and corporate governance committee will consist of Ms. Miao, Mr. Miller and Mr. Jiang, with Mr. Jiang as its chair. PubCo Board will determine that each of Ms. Miao, Mr. Miller and Mr. Jiang is “independent” as defined under the applicable listing standards of Nasdaq and SEC rules and regulations.

The nominating and corporate governance committee’s responsibilities include, among other things:

•        identifying individuals qualified to become members of PubCo Board, consistent with criteria approved by PubCo Board;

•        recommending to PubCo Board the nominees for election to PubCo Board at annual meetings of PubCo’s shareholders;

•        overseeing an evaluation of PubCo Board and its committees; and

•        developing and recommending to PubCo Board a set of corporate governance guidelines. We believe that the composition and functioning of PubCo’s nominating and corporate governance committee meets the requirements for independence under the current Nasdaq Stock Market listing standards.

PubCo Board may from time to time establish such other committees.

Compensation Committee Interlocks and Insider Participation

None of the expected PubCo executive officers currently serves, or has served during the last year, as a member of the board of directors or compensation committee of any entity, that has one or more executive officers who are expected to serve as a member of the PubCo Board.

Related Person Transaction Policy of PubCo

Upon the Closing, it is anticipated that the PubCo Board will adopt a written Related Person Transactions Policy that will set forth PubCo’s policies and procedures regarding the identification, review, consideration and oversight of “related person transactions.” PubCo’s audit committee will approve only those transactions that it determines are fair to us and in PubCo’s best interests.

A “Related Person Transaction” is a transaction, arrangement or relationship in which PubCo or any of its subsidiaries was, is or will be a participant, the amount of which involved exceeds $120,000, and in which any related person had, has or will have a direct or indirect material interest. A “Related Person” means:

•        any person who is, or at any time during the applicable period was, one of PubCo’s executive officers or a member of PubCo Board;

•        any person who is known by PubCo to be the beneficial owner of more than 5% of our voting stock;

•        any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, daughter-in-law, brother-in-law or sister-in-law of a director, officer or a beneficial owner of more than 5% of our voting stock, and any person (other than a tenant or employee) sharing the household of such director, executive officer or beneficial owner of more than 5% of our voting stock; and

•        any firm, corporation or other entity in which any of the foregoing persons is a partner or principal or in a similar position or in which such person has a 10% or greater beneficial ownership interest.

It is also anticipated that PubCo will have policies and procedures designed to minimize potential conflicts of interest arising from any dealings it may have with its affiliates and to provide appropriate procedures for the disclosure of any real or potential conflicts of interest that may exist from time to time. Specifically, pursuant to its audit committee charter, the audit committee will have the responsibility to review related person transactions.

Clawback Policy of PubCo

Upon the Closing, it is anticipated that the PubCo Board will adopt a clawback policy that applies to our executive officers (the “Policy”) to comply with Nasdaq rules.

The policy will give the Compensation Committee the discretion to require executive officers to reimburse us for any Erroneously Awarded Compensation (as defined in the Policy) that was based on financial results that were subsequently restated as a result of that person’s misconduct.

Limitation on Liability and Indemnification Matters

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their shareholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. PubCo’s Proposed Certificate of Incorporation includes a provision that eliminates the personal liability of directors for monetary damages for any breach of fiduciary duty as a director to the fullest extent permitted by the DGCL as the same exists or as may hereafter be amended from time to time. The effect of these provisions is to eliminate the rights of PubCo and its shareholders, through shareholders’ derivative suits on PubCo’s behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any director if the director has acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from his or her actions as a director.

PubCo’s Proposed Certificate of Incorporation will permit and the Proposed Bylaws will obligate PubCo to indemnify, to the fullest extent permitted by the DGCL, any director or officer of PubCo who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”) by reason of the fact that he or she is or was a director or officer of PubCo or is or was serving at the request of PubCo as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding. PubCo will not be obligated to indemnify a person in connection with a Proceeding (or part thereof) initiated by such person unless the Proceeding (or part thereof) was, or is, authorized by the PubCo Board, and PubCo Board determines to provide the indemnification, or is otherwise required by applicable law. In addition, the Proposed Bylaws require PubCo, to the fullest extent permitted by law, to pay, in advance of the final disposition of a Proceeding, expenses (including attorneys’ fees) actually and reasonably incurred by an officer or director of PubCo in defending any Proceeding, upon receipt of a written request therefor (together with documentation reasonably evidencing such expenses) and an undertaking by or on behalf of the person to repay such amounts if it shall ultimately be determined that the person is not entitled to be indemnified under the Proposed Bylaws or the DGCL.

PubCo expects to enter into an indemnification agreement with each of its directors and executive officers that provides for indemnification to the maximum extent permitted by Delaware law.

PubCo believes that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers. The limitation of liability and indemnification provisions in PubCo’s Proposed Certificate of Incorporation and Proposed Bylaws may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit PubCo and its shareholders. In addition, your investment may be adversely affected to the extent PubCo pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors or executive officers, we have been informed that in the opinion of the SEC such indemnification is against public policy and is therefore unenforceable.

Executive Compensation

Acri Capital Executive Compensation

Each of ACAC’s independent directors has received cash compensation of $60,000 among which (i) $20,000 was paid upon the closing of its IPO; (2) $20,000 was paid upon the completion of the three-month period after the closing of its IPO; and (3) $20,000 was paid upon completion of the six-month period after the closing of its IPO. Pursuant to the offer letters entered into by our independent directors and the Company, the remaining $20,000 cash compensation will be payable upon the closing of our initial business combination. Other than as set forth in the IPO Prospectus and this Registration Statement, no compensation of any kind, including finder’s and consulting fees, will be paid to our founders or any of their respective affiliates, for services rendered prior to or in connection with the completion of our initial business combination although we may consider cash or other compensation to officers or advisors we may hire subsequent to the IPO to be paid either prior to or in connection with our initial business combination. In addition, our officers, directors or any of their respective affiliates will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable Initial business combinations. Our audit committee will review on a quarterly basis all payments that were made to our founders or their affiliates.

Foxx Executive Compensation Summary

Foxx is an emerging growth company as such term is defined under the Securities Exchange Act. This section discusses the material elements of compensation awarded to, earned by or paid to Foxx’s principal executive officer and other executive officers (other than our principal executive officer). Foxx has also included the material elements of compensation awarded to, earned by or paid to other officers of Foxx that may be named executive officers of the Business Combination. Together, these officers are referred to as our “named executive officers” or “NEOs.”

Other than as set forth in the table and described more fully below, during the fiscal year ended December 31, 2023, Foxx did not pay any fees to, make any equity awards or non-equity awards to, or pay any other compensation to the named executive officers. The compensation reported in this summary compensation table below is not necessarily indicative of how we will compensate our named executive officers in the future. In connection with the Business Combination, each of our NEOs will enter into a new employment agreement with the PubCo, which agreements will provide for increased base salaries and target annual bonus opportunities. We expect that we will continue to review, evaluate and modify our compensation framework as a result of becoming a publicly-traded company, and our compensation program following the consummation of the Business Combination could vary significantly from our historical practices.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)		Bonus ($)	Equity Awards ($)	All Other Compensation ($)	Total ($)
Haitao Cui Chief Executive Officer of Foxx	2023		$300,000.00	N/A	N/A	N/A		$300,000.00
James Liao Chief Technology Officer of Foxx	2023		$140,000.00	N/A	N/A	N/A		$140,000.00
Greg Foley Chief Sales Officer of Foxx	2023	$	N/A	N/A	N/A	N/A	$	N/A

Existing NEO Employment Agreements

Foxx has entered into employment agreements with its executive officers, pursuant to which each executive officer is entitled to a base salary set at a level commensurate with the named executive officer’s duties, authorities, contributions, prior experience, and sustained performance. In addition to the base salary, each executive officer shall receive medical benefits, including medical, vision, dental, and unemployment plans. Depending on the key performance indicators set forth by Foxx, the executive officers may also receive commissions.

For the year ended December 31, 2023, the compensation program for Foxx’s NEOs consisted solely of base salary.

Director Compensation

Our non-employee directors did not receive compensation for serving on our Board during the year ended December 31, 2023.

Executive Compensation After the Business Combination

Foxx intends to enter into new employment agreements with its NEOs after Closing but has not yet finalized the terms of such agreements.

Following the consummation of the Business Combination, PubCo intends to develop an executive compensation program that is designed to align compensation with PubCo’s business objectives and the creation of stockholder value, while enabling PubCo to attract, retain, incentivize, and reward individuals who contribute to the long-term success of PubCo. Decisions on the executive compensation program will be made by the Compensation Committee.

APPRAISAL RIGHTS

Public Stockholders do not have appraisal rights in connection with the Business Combination under Delaware law.

STOCKHOLDER NOMINATIONS AND PROPOSALS

The disclosure set forth below describes the procedures for stockholder nominations and proposals pursuant to the proposed organizational documents of PubCo Board. The following summary is qualified in its entirety by reference to the complete text of the Proposed Bylaws, a copy of which is attached as Annex C to this proxy statement/prospectus.

Annual Meeting of Stockholders Notice Requirements

Nominations of persons for election to the Board at an annual meeting of stockholders at which directors are to be elected pursuant to PubCo’s notice of a meeting may be made (i) by or at the direction of the PubCo Board or any duly authorized committee thereof or (ii) by any stockholder of PubCo who (a) timely complies with the notice procedures set forth in the Proposed Bylaws, (b) is a stockholder of record on the date of the giving of such notice and on the record date for the determination of stockholders entitled to vote at such meeting, and (c) is entitled to vote at such meeting and on such election.

The Proposed Bylaws provide that, for nominations or business to be properly brought before an annual meeting by a stockholder, the stockholder must give timely notice thereof in writing to the secretary of PubCo at the principal executive offices of PubCo as follows: not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting held by PubCo; provided, however, that in the event that the date of the annual meeting is advanced by more than 30 days, or delayed by more than 70 days, from the first anniversary of PubCo’s preceding year’s annual meeting, a stockholder’s notice must be so received not earlier than the 120th day prior to such annual meeting and not later than the close of business on the later of (i) the 90th day prior to such annual meeting and (ii) the 10th day following the day on which public disclosure of the date of such annual meeting is first made. The number of nominees a stockholder may nominate for election at a meeting (or in the case of a stockholder giving the notice on behalf of a beneficial owner, the number of nominees a stockholder may nominate for election at the meeting on behalf of such beneficial owner) is required to not exceed the number of directors to be elected at such meeting. In no event will the adjournment or postponement of a meeting (or the public disclosure thereof) commence a new time period (or extend any time period) for the giving of a stockholder’s notice. For purposes of the proposed bylaws, “public disclosure” includes disclosure in a press release reported by the Dow Jones News Service, Associated Press, or a comparable national news service or in a document publicly filed by PubCo with the SEC pursuant to Section 13, 14 or 15(d) of the Exchange Act.

Special Meeting of Stockholders Notice Requirements

Proposed Bylaws provide that, for nominations or business to be properly brought before an annual meeting by a stockholder, the stockholder must give timely notice thereof in writing to the secretary of PubCo at the principal executive offices of PubCo. Directors are to be elected at such special meeting as set forth in PubCo’s notice of meeting and provided further that the nomination made by the stockholder is for one of the director positions that the notice of meeting states will be filled at such special meeting, not earlier than the 120th day prior to such special meeting and not later than the close of business on the later of (i) the 90th day prior to such special meeting and (ii) the 10th day following the day on which public disclosure of the date of such special meeting for the election of directors is first made.

Additional Stockholder Notice Requirements

The stockholder’s notice to the secretary of PubCo is required to set forth as to each proposed nominee (i) such person’s name, age, business address, and, if known, residence address, (ii) such person’s principal occupation or employment, (iii) the class(es) and series and number of shares of stock of PubCo that are, directly or indirectly, owned, beneficially or of record, by such person, (iv) a description of all direct and indirect compensation and other material monetary agreements, arrangements, and understandings during the past three years received by the person, and any other material relationships, between or among (a) the stockholder, the beneficial owner, if any, on whose behalf the nomination is being made and the respective affiliates and associates of, or others acting in concert with, such stockholder and such beneficial owner, on the one hand, and (b) each proposed nominee, and his or her respective affiliates and associates, or others acting in concert with such nominee(s), on the other hand, including all information that would be required to be disclosed pursuant to Item 404 of Regulation S-K if the stockholder making the nomination and any beneficial owner on whose behalf the nomination is made or any affiliate or associate thereof or person acting in concert therewith were the “registrant” for purposes of such Item 404 and the proposed nominee were a director or executive officer of such registrant, and (v) any other information concerning such person that must be disclosed as to nominees in proxy solicitations pursuant to Regulation 14A under the Exchange Act.

In addition, as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination is being made, (1) the name and address of such stockholder, as they appear on PubCo’s books, and of such beneficial owner, (2) the class(es) and series and number of shares of stock of PubCo that are, directly or indirectly, owned, beneficially or of record, by such stockholder and such beneficial owner, (3) a description of any agreement, arrangement, or understanding between or among such stockholder and/or such beneficial owner and each proposed nominee and any other person or persons (including their names) pursuant to which the nomination(s) are being made or who may participate in the solicitation of proxies in favor of electing such nominee(s), (4) a description of any agreement, arrangement, or understanding (including any derivative or short positions, swaps, profit interests, options, warrants, convertible securities, stock appreciation or similar rights, hedging transactions, and borrowed or loaned shares) that has been entered into by, or on behalf of, such stockholder or such beneficial owner, the effect or intent of which is to mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of, such stockholder or such beneficial owner with respect to shares of stock of PubCo, (5) any other information relating to such stockholder and such beneficial owner that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for the election of directors in a contested election pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder, (6) a representation that such stockholder is a holder of record of stock of PubCo entitled to vote at such meeting and on such election and intends to appear in person or by proxy at the meeting to nominate the person(s) named in its notice and (7) a representation whether such stockholder and/or such beneficial owner intends or is part of a group which intends (x) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of PubCo’s outstanding capital stock reasonably believed by such stockholder or such beneficial owner to be sufficient to elect the nominee (and such representation will be included in any such proxy statement and form of proxy) and/or (y) otherwise to solicit proxies or votes from stockholders in support of such nomination (and such representation will be included in any such solicitation materials). Not later than 10 days after the record date for determining the stockholders entitled to vote at the meeting, the information required by items (1)-(5) of the preceding two sentences are required to be supplemented by the stockholder giving the notice to provide updated information as of such record date.

In addition, to be effective, the stockholder’s notice must be accompanied by the written consent of the proposed nominee to serve as a director if elected and to being named in PubCo’s proxy statement and associated proxy card as a nominee of the stockholder. PubCo may require any proposed nominee to furnish such other information as PubCo may reasonably require to, among other things, determine the eligibility of such proposed nominee to serve as a director of PubCo or whether such nominee would be independent under applicable Securities and Exchange Commission and stock exchange rules and PubCo’s publicly disclosed corporate governance guidelines, as applicable. A stockholder will not have complied with the Proposed Bylaws if the stockholder (or beneficial owner, if any, on whose behalf the nomination is made) solicits or does not solicit, as the case may be, proxies or votes in support of such stockholder’s nominee in contravention of the representations with respect thereto required by the bylaws.

General

The chairperson of any meeting will have the power and duty to determine whether a nomination was made in accordance with the Proposed Bylaws (including whether the stockholder or beneficial owner, if any, on whose behalf the nomination is made solicited (or is part of a group which solicited) or did not so solicit, as the case may be, proxies in support of such stockholder’s nominee in compliance with the representations with respect thereto required by the Proposed Bylaws), and if the chairperson should determine that a nomination was not made in accordance with the provisions of the Proposed Bylaws, the chairperson will so declare to the meeting and such nomination will not be brought before the meeting. Without limiting the foregoing, in advance of any meeting of stockholders, the PubCo Board will also have the power to determine whether any nomination was made in accordance with the provisions of the Proposed Bylaws (including whether the stockholder or beneficial owner, if any, on whose behalf the nomination is made solicited (or is part of a group which solicited) or did not so solicit, as the case may be, proxies in support of such stockholder’s nominee in compliance with the representations with respect thereto required by the Proposed Bylaws).

Except as otherwise required by law, nothing in the Proposed Bylaws will obligate PubCo or the PubCo Board to include in any proxy statement or other stockholder communication distributed on behalf of PubCo or the PubCo Board information with respect to any nominee for director submitted by a stockholder.

Notwithstanding the foregoing, unless otherwise required by law, if the stockholder (or a qualified representative of the stockholder) does not appear at the meeting to present a nomination, such nomination will not be brought before the meeting, notwithstanding that proxies in respect of such nominee may have been received by PubCo. For purposes of the Proposed Bylaws, to be considered a “qualified representative” of the stockholder, a person must be authorized by a written instrument executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such written instrument or electronic transmission, or a reliable reproduction of the written instrument or electronic transmission, at the meeting of stockholders.

Notwithstanding anything in the Proposed Bylaws to the contrary, in the event that the number of directors to be elected to the PubCo Board at any annual meeting is increased effective after the time period for which nominations would otherwise be due under the Proposed Bylaws and there is no public disclosure by PubCo naming the nominees for the additional directorships at least 100 days prior to the first anniversary of the preceding year’s annual meeting, a stockholder’s notice required by the Proposed Bylaws with respect to nominations for such annual meeting will also be considered timely, but only with respect to nominees for the additional directorships, if it will be delivered to the secretary of PubCo at the principal executive offices of PubCo not later than the close of business on the 10th day following the day on which such public disclosure is first made by PubCo.

STOCKHOLDER COMMUNICATIONS AND DELIVERY OF DOCUMENTS TO STOCKHOLDERS

Stockholders and interested parties may communicate with the Board, any committee chairperson or the non-management directors as a group by writing to the Board or committee chairperson in care of Acri Capital Acquisition Corporation, 13284 Pond Springs Rd, Ste 405, Austin, Texas 78729, Attn: “Joy” Yi Hua. Following the Business Combination, such communications should be sent in care of Foxx Development Holdings Inc., 13575 Barranca Parkway C106, Irvine CA 92618, Attn: Greg Foley. Each communication will be forwarded, depending on the subject matter, to the applicable board of directors, the appropriate committee chairperson or all non-management directors.

Pursuant to the rules of the SEC, ACAC and the services that it employs to deliver communications to its stockholders are permitted to deliver to two or more stockholders sharing the same address a single copy of each of ACAC’s annual report to stockholders and ACAC’s proxy statement. Upon written or oral request, ACAC will deliver a separate copy of this proxy statement/prospectus to any stockholder at a shared address to which a single copy of each document was delivered and who wishes to receive separate copies of such documents. Stockholders receiving multiple copies of such documents may likewise request that ACAC deliver single copies of such documents in the future. Stockholders receiving multiple copies of such documents may request that ACAC deliver single copies of such documents in the future. Stockholders may notify ACAC of their requests by calling or writing ACAC at 512-666-1277 or 13284 Pond Springs Rd, Ste 405, Austin, Texas 78729, Attn: “Joy” Yi Hua. Following the Business Combination, such requests should be made by calling Foxx Development Holdings Inc., at 201-962-5550, or writing to 13575 Barranca Parkway C106, Irvine CA 92618, Attn: Greg Foley.

LEGAL MATTERS

Robinson & Cole LLP will pass upon the validity of the Purchaser Class A Common Stock issued in connection with the Business Combination and upon certain U.S. federal income tax consequences to ACAC’s stockholders as a result of the Business Combination and certain other legal matters related to this proxy statement/prospectus.

EXPERTS

The financial statements of ACAC as of December 31, 2023 and 2022, and for the period from January 7, 2022 (inception) through December 31, 2022 appearing in this proxy statement/prospectus, have been audited by Marcum LLP, independent registered public accounting firm, as set forth in its report thereon appearing elsewhere in this proxy statement/prospectus, and are included in reliance on such report given on the authority of such firm as experts in auditing and accounting.

The financial statements of Foxx as of June 30, 2023 and 2022 have been included herein and elsewhere in the registration statement in reliance upon the report of Marcum LLP, independent registered public accounting firm, and upon authority of said firm as experts in accounting and auditing. The report of Marcum LLP contains an explanatory paragraph about the ability of Foxx to continue as a going concern. The financial statements of Foxx are included in this proxy statement/prospectus in reliance on such report given on the authority of such firm as experts in accounting and auditing. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

OTHER MATTERS

The Board is aware of no other matter that may be brought before the Special Meeting. Under Delaware law, only business that is specified in the notice of special meeting to stockholders may be transacted at the special meeting.

As of the date of this proxy statement/prospectus, the Board does not know of any matters that will be presented for consideration at the Special Meeting other than as described in this proxy statement/prospectus. If any other matters properly come before the Special Meeting, or any adjournment or postponement thereof, and are voted upon, the enclosed proxy will be deemed to confer discretionary authority on the individuals that it names as proxies to vote the shares represented by the proxy as to any of these matters.

WHERE YOU CAN FIND MORE INFORMATION

ACAC has filed this proxy statement/prospectus as part of a registration statement on Form S-4 with the SEC under the Securities Act. The registration statement contains exhibits and other information that are not contained in this proxy statement/prospectus. The descriptions in this proxy statement/prospectus of the provisions of documents filed as exhibits to the registration statement are only summaries of those documents’ material terms. You may read copies of such documents, along with copies of reports, proxy statements and other information filed by ACAC with the SEC at the SEC’s website at http://www.sec.gov.

Information and statements contained in this proxy statement/prospectus or any Annex to this proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other Annex filed as an exhibit to this proxy statement/prospectus.

ACAC files reports, proxy statements and other information with the SEC as required by the Exchange Act. You may access information on ACAC at the SEC website containing reports, proxy statements and other information at: http://www.sec.gov. We will provide without charge to you, upon written or oral request, a copy of the reports and other information filed with the SEC.

Any requests for copies of information, reports or other filings with the SEC should be directed to Acri Capital Acquisition Corporation, 48 Bridge Street, Building A, Metuchen, New Jersey 08840.You may also obtain these documents by requesting them in writing or by telephone from ACAC’s proxy solicitor at:

Individuals can call toll-free at:

Banks and brokers can call collect at:            Email:

If you are a stockholder of ACAC and would like to request documents, please do so at least one week prior to the Special Meeting date to receive them before the Special Meeting. If you request any documents from ACAC, we will mail them to you by first class mail, or another equally prompt means. You will not be charged for any of the documents you request.

All information contained in this document relating to ACAC has been supplied by ACAC, and all such information relating to Foxx has been supplied by Foxx. Information provided by one another does not constitute any representation, estimate, or projection of the other.

This document is a proxy statement/prospectus of ACAC for the Special Meeting. We have not authorized anyone to give any information or make any representation about the Business Combination, us, or Foxx that is different from, or in addition to, that contained in this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies.

INDEX OF FINANCIAL STATEMENTS

Page
Interim Financial Statements of Foxx Development Inc.
Financial Statements:
Consolidated Balance Sheets as of December 31, 2023 (Unaudited) and June 30, 2023	F-2
Consolidated Statements of Operations for the Six Months Ended December 31, 2023 and 2022 (Unaudited)	F-3
Consolidated Statements of Changes in Stockholders’ Deficit for the Six Months Ended December 31, 2023 and 2022 (Unaudited)	F-4
Consolidated Statements of Cash Flows for the Six Months Ended December 31, 2023 and 2022 (Unaudited)	F-5
Notes to Consolidated Financial Statements as of December 31, 2023 (Unaudited) and June 30, 2023 and for the Six Months Ended December 31, 2023 and 2022 (Unaudited)	F-6

Audited Financial Statements of Foxx Development Inc.
Report of Independent Registered Public Accounting Firm (Firm ID: 688)	F-20
Financial Statements:
Balance Sheets as of June 30, 2023 and 2022	F-21
Statements of Income for the Years Ended June 30, 2023 and 2022	F-22
Statements of Changes in Stockholders’ Deficit for the Years Ended June 30, 2023 and 2022	F-23
Statements of Cash Flows for the Years Ended June 30, 2023 and 2022	F-24
Notes to Financial Statements	F-25
Audited Financial Statements of Acri Capital Acquisition Corporation
Report of Independent Registered Public Accounting Firm (Firm ID: 688)	F-39
Financial Statements:
Balance Sheets as of December 31, 2023 and 2022	F-40
Statements of Operations for the Year Ended December 31, 2023 and for the Period from January 7, 2022 (Inception) through December 31, 2022	F-41
Statements of Changes in Stockholders’ Equity (Deficit) for the Year Ended December 31, 2023 and for the Period from January 7, 2022 (Inception) through December 31, 2022	F-42
Statements of Cash Flows for the Year Ended December 31, 2023 and for the Period from January 7, 2022 (Inception) through December 31, 2022	F-43
Notes to Financial Statements	F-44

FOXX DEVELOPMENT INC.
CONSOLIDATED BALANCE SHEETS

	December 31, 2023	June 30, 2023
	(Unaudited)
ASSETS
CURRENT ASSETS
Cash	$456,002	$1,824,849
Accounts receivable	175,000	—
Inventories	130,364	—
Prepayment and other current assets	1,749,979	11,411
Total Current Assets	2,511,345	1,836,260
PROPERTY AND EQUIPMENT, NET	159,992	173,659

OTHER ASSETS
Operating right-of-use asset	122,027	—
Deferred offering costs	153,600	—
Security deposit	28,030	—
Total Other Assets	303,657	—
Total Assets	$2,974,994	$2,009,919

LIABILITIES AND SHAREHOLDERS’ DEFICIT

CURRENT LIABILITIES
Other payables and accrued liabilities	180,343	27,453
Other payable – related party	—	25,000
Customer deposits	—	27
Income taxes payable	15,842	15,842
Short-term loans	291,208	291,208
Short-term loan – related party	—	91,235
Current maturity of long-term loan	18,403	15,967
Operating lease liability – current	39,516	—
Convertible promissory notes	4,000,000	2,000,000
Total Current Liabilities	4,545,312	2,466,732

OTHER LIABILITIES
Operating lease liability – non-current	83,413	—
Long-term loan – non-current	105,504	114,981
Total Other Liabilities	188,917	114,981
Total Liabilities	4,734,229	2,581,713

COMMITMENTS AND CONTINGENCIES (See Note 17)

SHAREHOLDERS’ DEFICIT
Common stock, $0.001 par value, 1,000,000 shares authorized, 1,000,000 shares issued and outstanding as of December 31, 2023 and June 30, 2023	1,000	1,000
Additional paid-in capital	7,023,492	7,023,492
Accumulated deficit	(8,783,727)	(7,596,286)
Total Shareholders’ Deficit	(1,759,235)	(571,794)
Total Liabilities and Shareholders’ Deficit	$2,974,994	$2,009,919

The accompanying notes are an integral part of these consolidated financial statements.

FOXX DEVELOPMENT INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Six Months Ended
	December 31, 2023	December 31, 2022
	(Unaudited)	(Unaudited)
REVENUES	$832,827	$15,118,400
COST OF GOODS SOLD	733,244	14,376,915
GROSS PROFIT	99,583	741,485

OPERATING EXPENSES:
Selling expenses	344,583	171,599
General and administrative expenses	849,791	185,068
Research and development – related party	—	130,080
Total Operating Expenses	1,194,374	486,747
(LOSS) INCOME FROM OPERATIONS	(1,094,791)	254,738

OTHER EXPENSE
Interest expense	(92,205)	—
Other expense, net	(445)	—
Total Other Expense, net	(92,650)	—
(LOSS) INCOME BEFORE INCOME TAXES	(1,187,441)	254,738
PROVISION FOR INCOME TAXES	—	18,140
NET (LOSS) INCOME	$(1,187,441)	$236,598

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic	1,000,000	1,000,000
Diluted	1,000,000	1,000,000

NET (LOSS) INCOME PER SHARE
Basic	$(1.19)	$0.24
Diluted	$(1.19)	$0.24

The accompanying notes are an integral part of these consolidated financial statements.

FOXX DEVELOPMENT INC.
CONSOLIDATED STATEMENTS OF CHANGE IN SHAREHOLDERS’ DEFICIT

	For the Six Months Ended December 31, 2023
	Common stock		Additional paid-in capital	Accumulated deficit	Total
	Shares	Amount
BALANCE, July 1, 2023	1,000,000	$1,000	$7,023,492	$(7,596,286)	$(571,794)
Net loss	—	—	—	(1,187,441)	(1,187,441)
BALANCE, December 31, 2023 (Unaudited)	1,000,000	$1,000	$7,023,492	$(8,783,727)	$(1,759,235)
	For the Six Months Ended December 31, 2022
	Common stock		Additional paid-in capital	Accumulated deficit	Total
	Shares	Amount
BALANCE, July 1, 2022	1,000,000	$1,000	$7,023,492	$(7,654,477)	$(629,985)
Net income	—	—	—	236,598	236,598
BALANCE, December 31, 2022 (Unaudited)	1,000,000	$1,000	$7,023,492	$(7,417,879)	$(393,387)

The accompanying notes are an integral part of these consolidated financial statements.

FOXX DEVELOPMENT INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended
	December 31, 2023	December 31, 2022
	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(1,187,441)	$236,598
Adjustments to reconcile net (loss) income to net cash (used in) provided by Operating activities:
Depreciation	19,683	3,393
Amortization of operating right of use asset	10,355	—
Interest expense	—	—
Change in operating assets and liabilities:
Accounts receivable	(175,000)	—
Prepayment and other current assets	(1,738,568)	(154,671)
Inventories	(130,364)	—
Security deposit	(28,030)	—
Accounts payable, related party	—	(84,920)
Customer deposits	(27)	198,164
Other payables and accrued liabilities	152,890	13,613
Other payable – related party	(25,000)	—
Operating lease liability	(9,453)	—
Income taxes payable	—	18,140
Net cash (used in) provided by operating activities	(3,110,955)	230,317

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(6,016)	(66,048)
Net cash used in investing activities	(6,016)	(66,048)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments to short-term loans – related party	(91,235)	(107,315)
Principal payments of long-term loans	(7,041)	—
Proceeds from convertible promissory note	2,000,000	—
Payments of deferred offering costs	(153,600)	—
Net cash provided by (used in) financing activities	1,748,124	(107,315)

NET CHANGE IN CASH	(1,368,847)	56,954

CASH, beginning of the period	1,824,849	21,742

CASH, end of the period	$456,002	$78,697

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest	$6,649	$—

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Initial recognition of operating right-of-use asset and lease liability	$132,382	$—

The accompanying notes are an integral part of these consolidated financial statements.

FOXX DEVELOPMENT INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Nature of business and organization

Foxx Development Inc. (“Foxx” or the “Company”) is a Texas corporation incorporated on March 17, 2017. The Company is primarily engaged in the sales of electronic products.

On August 29, 2023, Foxx Technology Pte Ltd (“Foxx Technology”) was incorporated in Singapore, where Foxx holds 51% of equity interests. Foxx Technology operates in the field of the manufacture of wireless communications equipment, and the wholesale of handphones, handphone peripheral equipment and other telecommunications equipment. Since the Company owns the majority controlling financial interest in Foxx Technology, according to ASC 810-10-15-10, all majority-owned subsidiaries shall be consolidated. Foxx Technology is required to be consolidated under ASC 810. As of December 31, 2023, no significant operations nor capital contributions were made to Foxx Technology. As a result, the Company’s unaudited consolidated financial statements did not reflect any operating activities from Foxx Technology. The Company has 51% voting interest of Foxx Technology.

Note 2 — Going Concern

In assessing the Company’s ability to continue as a going concern, the Company monitors and analyzes its cash on-hand and its operating and capital expenditure commitments. The Company’s liquidity needs are to meet its working capital requirements, operating expenses, and capital expenditure obligations.

The Company is primarily engaged in the sales of electronic products and debt financing in the form of convertible notes, loans from bank, third parties, related parties, and cash generated from operations have been utilized to finance the working capital. The Company’s management has considered whether there is substantial doubt about its ability to continue as a going concern due to (1) net cash used in operating activities of approximately $3.1 million for the six months ended December 31, 2023; (2) accumulated deficit of approximately $8.8 million as of December 31, 2023; (3) the working capital deficit of approximately $2.0 million as of December 31, 2023 and; (4) two convertible promissory notes with a total of $4.0 million as of December 31, 2023, of which had a maturity date that is the earlier of the 12 month anniversary of the issuance date in June 2024 and November 2024, respectively, and the date when the Company redeems the note, otherwise, the maturity date means the date of the initial closing of the initial public offering (“IPO”) of the Company.

If the Company is unable to generate sufficient funds to finance the working capital requirements of the Company within the normal operating cycle of a twelve-month period from the date of the unaudited consolidated financial statements are issued, the Company may have to consider supplementing its available sources of funds through the following sources:

•        Other available sources of financing from the banks in the United States of America and other financial institutions or private lender;

•        Financial support and credit guarantee commitments from the Company’s related parties; and

•        Equity financing.

The Company can make no assurances that required financings will be available for the amounts needed, or on terms commercially acceptable to the Company, if at all. If one or all of these events does not occur or subsequent capital raises are insufficient to bridge financial and liquidity shortfall, there would likely be a material adverse effect on the Company and would materially adversely affect its ability to continue as a going concern.

As such, management has determined that the factors discussed above have raised substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the unaudited consolidated financial statements are issued. The unaudited consolidated financial statements have been prepared assuming that the Company will continue as a going concern and, accordingly, do not include any adjustments that might result from the outcome of this uncertainty.

FOXX DEVELOPMENT INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Basis of presentation and significant accounting policies

Basis of presentation

The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), and include all normal and recurring adjustments that management of the Company considers necessary for a fair presentation of its financial position and operation results.

The interim unaudited consolidated financial information as of December 31, 2023 and for the six months ended December 31, 2023 and 2022 have been prepared without audit, pursuant to the rules and regulations of the SEC and pursuant to Regulation S-X Certain information and footnote disclosures, which are normally included in annual financial statements prepared in accordance with U.S. GAAP, have been omitted pursuant to those rules and regulations. The interim unaudited financial information should be read in conjunction with the audited financial statements and the notes thereto, included elsewhere in the proxy statement/prospectus the fiscal year ended June 30, 2023. Interim results are not necessarily indicative of results to be expected for any other interim period or for the full year.

Principles of consolidation

The unaudited consolidated financial statements include the financial statements of the Company and its subsidiary All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

Use of estimates and assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the unaudited consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Actual results could differ from these estimates.

Accounts receivable

Accounts receivables are recognized and carried at the original invoiced amount less an allowance for any uncollectible accounts on credit losses. Allowance for credit losses for accounts receivables is established based on various factors including historical payments and current economic trends. The Company reviews its allowance for accounts receivable by assessing individual accounts receivable over a specific aging and amount. All other balances are pooled based on historical collection experience. The estimate of expected credit losses is based on information about past events, current economic conditions, and forecasts of future economic conditions that affect collectability. Accounts receivable are written-off on a case by case basis after exhaustive efforts at collection are made, net of any amounts that may be collected. As of December 31, 2023 and June 30, 2023, no allowance for credit losses of accounts receivable was recorded and the Company had accounts receivable of $175,000 and $0, respectively.

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined using the “First in, First out” method. Inventories mainly include electronic products and accessories which are purchased from the Company’s suppliers as merchandized goods and freight-in. On an annual basis, inventories are reviewed for potential write-downs for estimated obsolescence or unmarketable inventories which equals the difference between the costs of inventories and the estimated net realizable value based upon forecasts for future demand and market conditions. When inventories

FOXX DEVELOPMENT INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Basis of presentation and significant accounting policies (cont.)

are written down to net realizable value, it is not marked up subsequently based on changes in underlying facts and circumstances. As of December 31, 2023 and June 30, 2023, the Company had inventories of $130,364 and $0, respectively. During the six months ended December 31, 2023 and 2022, no inventory write-down was recorded.

Contract assets

Contract assets consisted of cash deposited or advanced to suppliers for future inventory purchases. This amount is refundable and bears no interest. For any advances to suppliers determined by management that such advances will not be in receipts of inventories or refundable, the Company will recognize an allowance account to reserve such balances. Management reviews its advances to suppliers on a regular basis to determine if the allowance is adequate and adjusts the allowance when necessary. Delinquent account balances are written-off against allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. The Company’s management continues to evaluate the reasonableness of the valuation allowance policy and update it if necessary. As of December 31, 2023 and June 30, 2023, no allowance for the doubtful accounts was recorded.

Contract liability

Contract liability mainly consisted of deposits received from customers before all the relevant criteria for revenue recognition are met and are recorded as customer deposits.

Convertible instrument

The Company accounts for its convertible instrument in accordance with Accounting Standards Codification (“ASC”) 470-20 Debt with Conversion and Other Options, whereby the convertible instrument is initially accounted for as a single unit of account, unless it contains a derivative that must be bifurcated from the host contract in accordance with ASC 815-15 Derivatives and Hedging — Embedded Derivatives or the substantial premium model in ASC 470-20 Debt — Debt with Conversion and Other Options applies. If the equity securities underlying the embedded conversion option are readily convertible to cash, such as publicly traded common shares, the embedded conversion option is likely to meet the net settlement criterion to be considered a derivative. If the equity securities underlying the conversion option are not readily convertible to cash, the embedded conversion option may not meet the net settlement criterion, and therefore would not meet the definition of a derivative. Because the convertible instrument has a fixed conversion price and therefore, it lacks an underlying and does not meet the requirement of a derivative. As a result, the Company determined its embedded conversion option does not meet the definition of a derivative for bifurcation.

Revenue recognition

The Company recognizes revenue to depict the transfer of promised goods or services (that is, an asset) to customers in an amount that reflects the consideration to which the Company expects to receive in exchange for those goods or services. An asset is transferred when the customer obtains control of that asset. It also requires the Company to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of goods and services transfers to a customer.

To achieve that core principle, the Company applies the five steps defined under Topic 606: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

The Company’s main business is selling electronic products to its customers. The Company recognizes a contract with a customer when the contract is committed in writing, the rights of parties, including payment terms, are identified, the contract has commercial substance, and collectability is probable.

FOXX DEVELOPMENT INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Basis of presentation and significant accounting policies (cont.)

Performance Obligations

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer and is the unit of accounting in Topic 606. A contract’s transaction price is allocated to each performance obligation identified in the arrangement based on the relative standalone selling price of each distinct good or service in the contract and recognized as revenue when, or as, the performance obligation is satisfied. For all the Company’s contracts, the Company has identified one performance obligation, which is primarily satisfied at a point in time upon delivery of products based on terms stated in the contracts, either on Free on Board (“FOB”) shipping point or destination, depends on the specified contract. The Company’s customers generally either paid the order in full balance prior to shipment or in partial payments with credit terms of 30 to 60 days after shipment depends on the specified contract.

Gross versus Net Revenue Reporting

The determination of whether revenues should be reported on a gross or net basis is based on the Company’s assessment of whether it is the principal or an agent in the transaction in accordance with ASC 606-10-55 and depends on whether the promise to the customer is to provide the products or to facilitate a sale by a third party. The nature of the promise depends on whether the Company controls the products prior to transferring them. When the Company controls the products, the promise is to provide and deliver the products and revenue is presented gross. When the Company does not control the products, the promise is to facilitate the sale and revenue is presented net.

To distinguish a promise to provide products from a promise to facilitate the sale from a third party, the Company considers the guidance of control in ASC 606-10-55-37A and the indicators in ASC 606-10-55-39. The Company considers this guidance in conjunction with the terms in its arrangements with both suppliers and customers.

The Company orders the products and pays in advance from its supplier. When the supplier has completed production, the Company inspects and accepts the products in its suppliers’ warehouse or at the designated logistic warehouse of the supplier. This enables the Company to direct the use of these products but to also bear inventory risk as legal owners. The Company has the responsibility of fulfilling the promise to provide the products to its customers, and also includes an additional 3% of products on top of each customer’s order , which covers any damage incurred in shipping and no refund and no return will be granted to customers; or provided a one-year warranty period with no additional 3% of products on top of each customer’s order, depending on the specified contract. In addition, when establishing the selling prices for delivery of the products, the Company has control to set its selling price. All these factors indicate that the Company is acting as the principal in this transaction. As a result, revenue from the company is presented on a gross basis.

Warranty

The Company generally provides limited warranties for its product sold if an additional 3% of products on top of each customer’s order was not provided. At the time a sale is recognized, the Company records estimated future warranty costs under ASC 460. Such estimated costs for warranties are estimated at the time of delivery and these warranties are not service warranties separately sold by the Company. Generally, the estimated claim rates of warranties are based on actual warranty experience or the Company’s best estimate. The Company did not accrue warranty reserves under accrued liabilities and other current liabilities as of December 31, 2023 and June 30, 2023. Historically, the Company’s product defective rate was immaterial to the Company’s operations.

Lease

The Company accounts for leases in accordance with ASC 842. The Company categorizes leases with contractual terms longer than 12 months as either operating or finance. Finance leases are generally those leases that substantially utilize or pay for the entire asset over its estimated life. All other leases are categorized as operating leases. Costs associated with operating lease assets are recognized on a straight-line basis within operating expenses over the term of the lease. As of December 31, 2023 and June 30, 2023, the Company does not have finance leases.

FOXX DEVELOPMENT INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Basis of presentation and significant accounting policies (cont.)

The Company determines if an arrangement is, or contains, a lease at inception. Operating lease assets represent the Company’s right to control the use of an identified asset for a period of time, or term, in exchange for consideration, and operating lease liabilities represent its obligation to make lease payments arising from the aforementioned right.

Operating lease right-of-use (“ROU”) assets and liabilities are initially recorded based on the present value of lease payments over the lease term, which includes the minimum unconditional term of the lease, and may include options to extend or terminate the lease when it is reasonably certain at the commencement date that such options will be exercised. As the rate implicit for each of the Company’s leases is not readily determinable, the Company uses incremental borrowing rate as effective interest rate, based on the information available at the lease commencement date in determining the present value of its expected lease payments. Operating lease assets also include any initial direct costs and any lease payments made prior to the lease commencement date and are reduced by any lease incentives received. According to ASC 842-10-15-37, a lessee may, as an accounting policy election by class of underlying asset, choose not to separate non-lease components from lease components and instead to account for each separate lease component and the non-lease components associated with that lease component as a single lease component. The Company has identified common area maintenance (CAM) fee as a non-lease component and elected to not separate from the lease component.

Operating lease assets are amortized on a straight-line basis in operating lease expense over the lease term on the consolidated statements of operations. The related amortization of ROU assets along with the change in the operating lease liabilities are separately presented within the cash flows from operating activities on the consolidated statements of cash flows. The Company records lease expenses for operating leases on a straight-line basis over the lease term.

The Company reviews the impairment of its right-of-use assets consistent with the approach applied for its other long-lived assets on annual basis. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of operating lease right-of-use assets in any tested asset group and include the associated lease payments in the undiscounted future pre-tax cash flows. For the six months ended December 31, 2023 and 2022, the Company did not recognize impairment loss against its right-of-use assets.

For the lease with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liability. For the lease that with lease term of one year or shorter, the Company has elected to not recognize right-of-use asset and lease liability.

Deferred offering costs

The Company complies with the requirements of FASB ASC Topic 340-10-S99-1, “Other Assets and Deferred Costs — SEC Materials” (“ASC 340-10-S99”) and SEC Staff Accounting Bulletin Topic 5A, “Expenses of Offering”. Deferred offering costs consist of underwriting, legal, accounting, and other professional expenses incurred through the balance sheet date that are directly related to the proposed offering and that will be charged to shareholders’ equity upon the completion of the proposed offering. Should the proposed offering prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to operations. As of December 31, 2023 and June 30, 2023, the Company had deferred offering costs of $153,600 and $0, respectively.

Recently issued accounting pronouncements not yet adopted

In December 2023, the FASB issued Accounting Standards Update No. 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures” (“ASU 2023-09”), which modifies the rules on income tax disclosures to require entities to disclose (1) specific categories in the rate reconciliation, (2) the income or loss from continuing operations before income tax expense or benefit (separated between domestic and foreign) and (3) income tax

FOXX DEVELOPMENT INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Basis of presentation and significant accounting policies (cont.)

expense or benefit from continuing operations (separated by federal, state and foreign). ASU 2023-09 also requires entities to disclose their income tax payments to international, federal, state and local jurisdictions, among other changes. The guidance is effective for annual periods beginning after December 15, 2024. Early adoption is permitted for annual unaudited consolidated financial statements that have not yet been issued or made available for issuance. ASU 2023-09 should be applied on a prospective basis, but retrospective application is permitted. The Company continuous to evaluate the potential impact of adopting this new guidance on the unaudited consolidated financial statements and related disclosures and does not believe it will have material impact on the presentation of the unaudited consolidated financial statements.

Note 4 — Accounts receivable

Accounts receivable consist of the following:

	December 31 2023	June 30, 2023
	(Unaudited)
Accounts receivable	$175,000	$—
Less: allowance for credit losses	—	—
Accounts receivable, net	$175,000	$—

Note 5 — Inventories

Inventories consist of the following:

	December 31 2023	June 30, 2023
	(Unaudited)
Finished goods	$130,364	$—
Total inventories	$130,364	$—

Note 6 — Prepayments and other current assets

Prepayments and other current assets consist of the following:

	December 31 2023	June 30, 2023
	(Unaudited)
Contract assets(1)	$1,736,859	$—
Other prepaid expenses	13,120	11,411
Total prepayments and other current assets	$1,749,979	$11,411

____________

(1)      As of December 31, 2023, the balance of contract assets mainly comprised of advance payment to suppliers for the purchase of inventory in the future.

FOXX DEVELOPMENT INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 7 — Property and equipment, net

Property and equipment, net consist of the following:

	December 31, 2023	June 30, 2023
	(Unaudited)
Computer and office equipment	$7,215	$4,631
Furniture and fixtures	3,432	—
Vehicles	191,091	191,091
Subtotal	201,738	195,722
Less: accumulated depreciation	(41,746)	(22,063)
Total property and equipment, net	$159,992	$173,659

Depreciation expense for the six months ended December 31, 2023 and 2022 amounted to $19,683 and $3,393, respectively.

Note 8 — Other payables and accrued liabilities

Other payables and accrued liabilities consist of the following:

	December 31 2023	June 30, 2023
	(Unaudited)
Payroll tax payable	$24,793	$19,593
Interest payable	89,055	3,500
Professional fee payable	31,971	—
Others	34,524	4,360
Total other payables and accrued expenses	$180,343	$27,453

Note 9 — Contract liabilities

Contract liabilities consist of customer deposits, which is recorded on the consolidated balance sheets when the Company has received consideration, or has the right to receive consideration, in advance of transferring the performance obligations under the contract to the customer.

The following table presents the Company’s customer deposits balances and changes therein:

	December 31, 2023	December 31, 2022
	(Unaudited)	(Unaudited)
Balance, beginning of the period	$27	$609,229
Add: net increase in current period contract liabilities	—	198,164
Less: revenue recognized from beginning contract liabilities	27	—
Total contract liabilities	$—	$807,393

As of December 31, 2023 and June 30, 2023, the Company had contract liabilities with a balance of $0 and $27, respectively.

FOXX DEVELOPMENT INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 10 — Related party balances and transactions

Related party balance

Other payable — related party

Other payable — related party consists of the following:

Name of Related Party	Relationship	Nature	December 31, 2023	June 30, 2023
			(Unaudited)
Company A(1)	Owned by the executives of the Company	Consulting fees	$—	$25,000

____________

(1)      On September 1, 2022, the Company entered into a consulting agreement to receive consulting services provided by a consulting company which is owned by the executives of the Company. During the six months ended December 31, 2023 and 2022, the Company have incurred $150,000 and $0, respectively, consulting fee from this related party.

Short-term loan — related party

As of December 31, 2023 and June 30, 2023, the outstanding short-term loan from related parties consists of the following:

	December 31, 2023	June 30, 2023
	(Unaudited)
Executive(1)	$—	$91,235

____________

(1)      On July 23, 2019, the Company entered into a loan agreement with the executive of the Company. The loan agreement allows the Company to draw up to $1,000,000 and is non-interest bearing. The Company’s imputed interest is immaterial. During the six months ended December 31, 2023, the Company made a full repayment to the related party with a total amount of $91,235.

Related party transactions

Research and development expense:

Name of Related Party	Relationship	For the Six Months Ended December 31, 2023	For the Six Months Ended December 31, 2022
		(Unaudited)	Unaudited)
Company A	Controlled by the immediate family member of an executive of the Company	$—	$130,080

FOXX DEVELOPMENT INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 11 — Short-term loans

	December 31, 2023	June 30, 2023
	(Unaudited)
Lender A(1)	$261,208	$261,208
Lender B(2)	30,000	30,000
Total short-term loan	$291,208	$291,208

As of December 31, 2023 and June 30, 2023, the outstanding short-term loan from third parties consists of the following:

(1)    On December 30, 2020, the Company entered into a loan agreement with a third-party lender. The agreement allows the Company to draw up to $600,000 and is non-interest bearing. The Company’s imputed interest is immaterial. During the six months ended December 31, 2023 and 2022, the Company neither drew money from the lender, nor made any repayment.

(2)    On November 11, 2019, the Company entered into a loan agreement for an amount of $50,000 with a third-party lender. This loan is non-interest bearing. The Company’s imputed interest is immaterial. This loan had an original due date in February 2020 and automatically converted into a due on demand term thereafter. During the six months ended December 31, 2023 and 2022, the Company neither draw money from the lender, nor make repayment.

Note 12 — Convertible promissory notes

On June 21, 2023, the Company issued a convertible promissory note (the “Convertible Note 1”) to New Bay Capital Limited (“Investor”), a Hong Kong registered entity, in the amount of $2,000,000 at 7% per annum. The maturity date for the note is the earlier of the 12 month anniversary of the issuance date and the date when the Company redeems the note, or the date of the initial closing of the initial public offering (“IPO”) of the Company. On November 21, 2023, the Company issued a second convertible promissory note (“the Convertible Note 2”, together with Convertible Note 1, collectively as “Notes”) to the same investor in the amount of $2,000,000 at 7% per annum. The maturity and other terms were the same to Convertible Note 1.

The Notes are automatically convertible into common shares (collectively, the “Converted Shares”) of the Company, par value of $0.001 per share, at a price of $30.00 per share at the time that the Company completes an IPO. Interest shall accrue on the outstanding unconverted and unpaid principal amount at 7% per annum and shall be compounded annually from the issuance date until interest payment date, which is the first to occur of (i) the maturity date, and (ii) the date of any conversion of the Note (s), and (iii) the date of any other repayment or redemption of this Note. The full outstanding and unpaid principal amount shall be repaid in full on maturity date on June 20, 2024 and November 20, 2024, respectively, and any accrued and unpaid interest is due and payable by the Company in cash on the interest payment date. Those Notes may not be prepaid by the Company without prior written consent of the Investor.

As of December 31, 2023 and June 30, 2023, the carrying value of the Notes were $4,000,000 and $2,000,000, respectively; and the Company had $85,556 and $0, respectively, of accrued interest related to the Notes as of December 31, 2023 and June 30, 2023.

Note 13 — Long-term loan

In February 2023, the Company purchased and financed a vehicle, for which the lender put a lien on the title and will be taken as collateral in the situation if the Company is unable to make repayment and default on the loan, with a six-year loan for a total of approximately $137,000. As of December 31, 2023, the carrying value of the asset that has been pledged as a collateral is $103,961. The monthly payments are $2,694 from March 2023 to February 2029, with an interest rate of 11.85% per annum.

FOXX DEVELOPMENT INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 13 — Long-term loan (cont.)

The obligation is payable as follows:

Twelve months ended December 31,	Amount
2024	$18,403
2025	20,744
2026	23,383
2027	26,358
2028	29,711
Thereafter	5,307
Total long-term debt payment	123,907
Current portion of long-term debt	(18,403)
Long-term debt – non-current portion	$105,504

Interest expense for the six months ended December 31, 2023 and 2022 for the above loan amounted to $7,754 and $0, respectively.

Note 14 — Shareholders’ equity

Pursuant to the Company’s certificate of incorporation, the Company is authorized to issue 1,000,000 shares of Common Stock with a par value of $0.001 per share. As of December 31, 2023 and June 30, 2023, there were 1,000,000 shares of Common Stock issued and outstanding.

Note 15 — Concentrations of risks

(a) Major customers

For the six months ended December 31, 2023, two customers, customer A and customer B, which are the third parties of the Company, accounted for 79% and 21% of the Company’s total revenues.

For the six months ended December 31, 2022, one customer, customer C, which is a third party of the Company, accounted for 100% of the Company’s total revenues.

(b) Major suppliers

For the six months ended December 31, 2023, one supplier, supplier A, which is a third party of the Company, accounted for 100% of the Company’s total purchases.

For the six months ended December 31, 2022, one supplier, supplier B, which is a third party of the Company, accounted for 100% of the Company’s total purchases.

Note 16 — Lease

The Company has elected, as an accounting policy, to not apply ASC 842 for short-term leases. Below are the short-term leases:

The Company used its vendors’ limited space in their warehouse to store its purchased inventory during the six months ended December 31, 2023 and 2022. The Company considered such usage to be considered as an embedded lease. The Company determined that the accounting impact of the embedded lease are immaterial to the Company’s unaudited consolidated financial statements for the six months ended December 31, 2023 and 2022 and no operating right-of-use assets and lease liabilities were capitalized as of December 31, 2023 and June 30, 2023.

FOXX DEVELOPMENT INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 16 — Lease (cont.)

The Company also rented a mailbox for $450 per month from November 1, 2022 to October 31, 2024. The Company determined that the accounting impact of this lease is immaterial to the Company’s unaudited consolidated financial statements for the six months ended December 31, 2023 and 2022 and no operating right-of-use assets and lease liabilities were capitalized as December 31, 2023 and June 30, 2023. The Company terminated this lease on August 5, 2023.

On August 1, 2023, the Company entered a twelve-month lease agreement to rent a general office and storage space for its purchased inventory for a monthly rental fee of $100. The Company determined that the accounting impact of this lease is immaterial to the Company’s unaudited consolidated financial statements for the six months ended December 31, 2023 and no operating right-of-use assets and lease liabilities were capitalized as December 31, 2023.

On August 14, 2023, the Company entered a six-month lease agreement to rent an office for operating purposes with a monthly rental fee of $550. The Company determined that the accounting impact of this lease is immaterial to the Company’s unaudited consolidated financial statements for the six months ended December 31, 2023 and no operating right-of-use assets and lease liabilities were capitalized as December 31, 2023.

On September 18, 2023, the Company entered a month-to-month rental agreement to rent as dorm for the employee with a monthly rent of $3,000. The Company determined that the accounting impact of this lease is immaterial to the Company’s unaudited consolidated financial statements the six months ended December 31, 2023 and no operating right-of-use assets and lease liabilities were capitalized as December 31, 2023.

For the six months ended December 31, 2023 and 2022, the total lease expense incurred for the above-mentioned short term lease expense are $19,564 and $17,050, respectively.

In September 2023, the Company signed a three-year lease agreement to rent a general office and storage space for business operation with a monthly rent of $3,096, plus varied monthly CAM. The commencement date of this lease is October 1, 2023 and has no renewal option. The Company considered this lease as operating lease and recognized right-of-use asset and lease liability. The Company recognized lease expense on a straight-line basis over the lease term for operating lease.

The ROU assets and lease liabilities are determined based on the present value of the future minimum rental payments of the lease as of the adoption date, using incremental borrowing rate as effective interest rate at 4.8%. As of December 31, 2023, the weighted-average remaining operating lease term of its existing leases is approximately 2.83 year.

The following table sets forth the Company’s minimum lease payments in future periods as of December 31, 2023:

*Operating lease payments
Six months ending June 30, 2024	$21,920
Twelve months ending June 30, 2025	45,483
Twelve months ending June 30, 2026	47,840
Twelve months ending June 30, 2027	16,147
Total lease payments	131,390
Less: discount	(8,461)
Present value of operating lease liabilities	122,929
Operating lease liabilities, current portion	39,516
Operating lease liabilities, non-current portion	$83,413

FOXX DEVELOPMENT INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 16 — Lease (cont.)

Operating lease expenses consist of the following:

		For the Six Months Ended December 31,
	Classification	2023	2022
		(Unaudited)	(Unaudited)
Operating lease cost
Lease expenses	Selling, general, and administrative	$11,863	$—

Note 17 — Commitments and contingencies

Contingencies

From time to time, the Company is a party to certain legal proceedings, as well as certain asserted and un-asserted claims. Amounts accrued, as well as the total amount of reasonably possible losses with respect to such matters, individually and in the aggregate, are not deemed to be material to the unaudited consolidated financial statements.

Note 18 — Income taxes

The Company’s effective tax rate was 0% and 7.2%, respectively, for the six months ended December 31, 2023 and 2022. The effective tax rate was lower than the U.S federal statutory rate of 21% due to the Company’s full valuation allowance recorded against its deferred tax assets.

The Company had a cumulative net operating loss carryforward (“NOL”) for federal and state income tax purpose of approximately $6.3 million and $1.7 million, respectively, as of December 31, 2023. The Company elected 100% allowance on deferred tax asset, for the six months ended December 31, 2023, the company incurred approximately $1.4 million allowance on deferred tax asset; and approximately $1.2 million of valuation allowance for the year ended June 30, 2023. The Company’s NOL was limited to 80% of the excess of taxable income on federal level, same apply to state tax. Both Company’s federal and state NOLs will last indefinitely.

The Company’s ability to use its federal net operating carryforwards may be limited if the Company experiences an “ownership change” as defined in Section 382 (“Section 382”) of the Internal Revenue Code of 1986, as amended. However, since no ownership changes have occurred within the Company, it allows the Company to utilize its NOLs without limitation for the future years.

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the marketing performance and measures the unrecognized benefits associated with the tax positions. As of December 31, 2023 and June 30, 2023, the Company did not have any significant unrecognized uncertain tax positions.

Note 19 — Disaggregated information of revenues

Disaggregated information of revenues by product type is as follows:

	For the Six Months Ended December 31, 2023	For the Six Months Ended December 31, 2022
	(Unaudited)	(Unaudited)
Tablet products	$551,267	$14,261,400
Mobile phone products	281,560	857,000
Total revenues	$832,827	$15,118,400

FOXX DEVELOPMENT INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 20 — Basic and diluted earnings per share

Basic EPS is measured as net income divided by the weighted average common shares outstanding for the period. Diluted net income per share attributable to common stockholders adjusts basic earnings per share for the potentially dilutive impact of non-participating shares of common stock that are subject to the convertible note, and other securities outstanding. Certain securities may be anti-dilutive and would be excluded from the calculation of diluted earnings per share and disclosed separately. Because of the nature of the calculation, particular securities may be dilutive in some periods and anti-dilutive in other periods.

The following table presents the computation of basic and diluted earnings per share attributable to common stockholders, for the periods presented:

	For the Six Months Ended December 31,
	2023	2022
	(Unaudited)	(Unaudited)
Net (loss) income – basic EPS	$(1,187,441)	$236,598
Interest expenses incurred on the convertible note	89,056	—
Net (loss) income – diluted EPS	$(1,098,385)	$236,598

Basic weighted average shares outstanding	1,000,000	1,000,000
Dilutive effect of convertible notes*	—	—
Diluted weighted average number of shares outstanding	1,000,000	1,000,000

Basic (loss) earnings per share	$(1.19)	$0.24
Diluted (loss) earnings per share	$(1.19)	$0.24

____________

*        The Company only has outstanding convertible notes during the six months ended December 31, 2023. The Company did not have any outstanding convertible notes during the six months ended December 31, 2022. There are 133,333 shares that is potentially convertible from the convertible notes that was excluded from the computation of diluted EPS for the period presented because it has anti-dilutive effect as the company had a net loss during the period.

Other than the Company’s outstanding convertible notes having a dilutive effect on its EPS, the Company did not have any other dilutive securities and other contracts that could, potentially, be exercised or converted into common stock and then share in the earnings of the Company.

Note 21 — Subsequent events

The Company evaluated all events and transactions that occurred after December 31, 2023 up through the date the Company issued these unaudited consolidated financial statements on April 5, 2024.

Business Combination Agreement

On February 18, 2024, Acri Capital Acquisition Corporation (“we”, “ACAC”, or “Parent”) entered into a business combination agreement (as amended from time to time, the “Business Combination Agreement”), by and among Parent, Acri Capital Merger Sub I Inc., a Delaware corporation and wholly-owned subsidiary of Parent (“Purchaser”, or “PubCo” upon and following closing of the Business Combination), Acri Capital Merger Sub II Inc., a Delaware corporation and wholly-owned subsidiary of Purchaser (“Merger Sub”, together with ACAC and Purchaser, the “Purchaser Parties”), and the Company, pursuant to which (i) Parent will merge with and into Purchaser (the “Reincorporation Merger”), and (ii) the Company will merge with and into Merger Sub, with Merger Sub surviving as a wholly-owned subsidiary of Purchaser (the “Acquisition Merger”). The Reincorporation Merger, the Acquisition Merger, and other transactions contemplated under the Business Combination Agreement, are collectively referred to as the “Business Combination”.

FOXX DEVELOPMENT INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 21 — Subsequent events (cont.)

Increase in Authorized Shares

On February 23, 2024, the Company has increased its authorized shares from 1,000,000 shares to 2,000,000 shares.

Issuance of Convertible Note

On March 15, 2024, the Company issued a convertible promissory note (the “Convertible Note 3”) to the same investor as discussed in Note 12 in the amount of $2.0 million at 7% per annum. The maturity date for the Convertible Note 3 is due at the earlier of the 12-month anniversary of the issuance date. The Convertible Note 3 and its accrued and unpaid interest are automatically convertible into common shares (collectively, the “Converted Shares”) of the Company, par value of $0.001 per share, at a price of $30.00 per share at the time that the Company completes the Business Combination.

Non-binding Term Sheet

On April 3, 2024, the Company issued a non-binding term sheet to an investor for issuance of convertible promissory note in the amount of up to $9.0 million at 7% per annum (the “Convertible Note 4”). The maturity date for the Convertible Note 4 will be due at the earlier of the 12-month anniversary of the issuance date. The Convertible Note 4 and its accrued and unpaid interest will be automatically convertible into common shares (collectively, the “Converted Shares”) of the Company, par value of $0.001 per share, at a price of $30.00 per share at the time that the Company completes the Business Combination.

Amendment to Convertible Note 1 and Note 2

On March 15, 2024, the Company and the Investor entered into an Amendment to Convertible Note Agreement to the Convertible Note 1 and Note 2 and agreed that all accrued interest shall become due and payable in shares the common shares of the Company, at a price of $30.00 per share at the time that the Company completes the Business Combination.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
Foxx Development Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Foxx Development Inc. (the “Company”) as of June 30, 2023 and 2022, the related statements of income, changes in shareholders’ deficit and cash flows for each of the two years in the period ended June 30, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2023 and 2022, and the results of its operations and its cash flows for each of the two years in the period ended June 30, 2023, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph — Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 2, the Company has a significant working capital deficiency, and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum llp

Marcum llp

We have served as the Company’s auditor since 2023.

San Jose, CA
January 31, 2024
PCAOB ID#688

FOXX DEVELOPMENT INC.
BALANCE SHEETS

	June 30, 2023	June 30, 2022
ASSETS
CURRENT ASSETS
Cash	$1,824,849	$21,742
Prepayments and other current assets	11,411	583,895
Total Current Assets	1,836,260	605,637

PROPERTY AND EQUIPMENT, NET	173,659	279
Total Assets	$2,009,919	$605,916

LIABILITIES AND SHAREHOLDERS’ DEFICIT
CURRENT LIABILITIES
Accounts payable, related party	$—	$84,920
Other payables and accrued liabilities	27,453	3,382
Other payable – related party	25,000	—
Customer deposits	27	609,229
Income taxes payable	15,842	1,605
Short-term loans	291,208	291,208
Short-term loan – related party	91,235	245,557
Current maturity of long-term loan	15,967	—
Convertible promissory note	2,000,000	—
Total Current Liabilities	2,466,732	1,235,901

OTHER LIABILITIES
Long-term loan – non-current	114,981	—
Total Liabilities	2,581,713	1,235,901

COMMITMENTS AND CONTINGENCIES (See Note 14)

SHAREHOLDERS’ DEFICIT
Common stock, $0.001 par value, 1,000,000 shares authorized, 1,000,000 shares issued and outstanding as of June 30, 2023 and 2022	1,000	1,000
Additional paid-in capital	7,023,492	7,023,492
Accumulated deficit	(7,596,286)	(7,654,477)
Total Shareholders’ Deficit	(571,794)	(629,985)
Total Liabilities and Shareholders’ Deficit	$2,009,919	$605,916

The accompanying notes are an integral part of these financial statements.

FOXX DEVELOPMENT INC.
STATEMENTS OF INCOME

	For the Years Ended
	June 30, 2023	June 30, 2022
REVENUES	$21,622,887	$12,894,181
COST OF GOODS SOLD	20,514,107	12,439,604
GROSS PROFIT	1,108,780	454,577

OPERATING EXPENSES:
Selling, general and administrative	750,473	422,954
Research and development – related party	272,080	—
Total Operating Expenses	1,022,553	422,954
INCOME FROM OPERATIONS	86,227	31,623

OTHER (EXPENSE) INCOME
Interest expense	(9,277)	—
Other expenses, net	(4,522)	—
Gain on forgiveness of Paycheck Protection Program (“PPP”) loan	—	114,600
Total Other (Expense) Income, net	(13,799)	114,600
INCOME BEFORE INCOME TAXES	72,428	146,223
PROVISION FOR INCOME TAXES	14,237	1,605
NET INCOME	$58,191	$144,618

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING
Basic	1,000,000	1,000,000
Diluted	1,001,648	1,000,000

NET INCOME PER SHARE
Basic	$0.06	$0.14
Diluted	$0.06	$0.14

The accompanying notes are an integral part of these financial statements.

FOXX DEVELOPMENT INC.
STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

	Common stock		Additional paid-in capital	Accumulated deficit	Total
	Shares	Amount
BALANCE, July 1, 2021	1,000,000	$1,000	$6,983,492	$(7,799,095)	$(814,603)
Capital contribution	—	—	40,000	—	40,000
Net income	—		—	144,618	144,618
BALANCE, June 30, 2022	1,000,000	1,000	7,023,492	(7,654,477)	(629,985)
Net income	—		—	58,191	58,191
BALANCE, June 30, 2023	1,000,000	$1,000	$7,023,492	$(7,596,286)	$(571,794)

The accompanying notes are an integral part of these financial statements.

FOXX DEVELOPMENT INC.
STATEMENTS OF CASH FLOWS

	For the Years Ended
	June 30, 2023	June 30, 2022
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$58,191	$144,618
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	20,819	305
Interest expense	3,500	—
Gain on forgiveness of PPP loan	—	(114,600)
Change in operating assets and liabilities
Prepayments and other current assets	581,979	(583,895)
Accounts payable	—	126
Accounts payable, related party	(84,920)	(320,000)
Customer deposit	(609,202)	609,229
Other payables and accrued liabilities	20,572	(24,435)
Other payable – related party	25,000	—
Income taxes payable	14,237	1,605
Net cash provided by (used in) operating activities	30,176	(287,047)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(66,899)	—
Net cash used in investing activities	(66,899)	—

CASH FLOWS FROM FINANCING ACTIVITIES:
Capital contributions	—	40,000
Proceeds from short-term loans	—	239,000
Repayments to short-term loan-related party	(154,322)	—
Principal payments of long-term loans	(5,848)	—
Proceeds from convertible promissory note	2,000,000	—
Net cash provided by financing activities	1,839,830	279,000

NET CHANGE IN CASH	1,803,107	(8,047)

CASH, beginning of the year	21,742	29,789
CASH, end of the year	$1,824,849	$21,742

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income tax	$—	$—
Cash paid for interest	$7,104	$—

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Purchase of equipment through long-term loans	$127,300	$—

The accompanying notes are an integral part of these financial statements.

FOXX DEVELOPMENT INC.
NOTES TO FINANCIAL STATEMENTS

Note 1 — Nature of business and organization

Foxx Development Inc. (“Foxx” or the “Company”) is a Texas corporation incorporated on March 17, 2017. The Company is primarily engaged in the sales of electronic products.

Note 2 — Going Concern

In assessing the Company’s ability to continue as going concern, the Company monitors and analyzes its cash on-hand and its operating and capital expenditure commitments. The Company’s liquidity needs are to meet its working capital requirements, operating expenses, and capital expenditure obligations.

The Company is primarily engaged in the sales of electronic products and debt financing in the form of convertible notes, loans from bank, third parties and related parties, and cash generated from operations have been utilized to finance the working capital. The Company’s management has considered whether there is substantial doubt about its ability to continue as a going concern due to (1) net cash provided by operating activities of approximately $30,000 for the year ended June 30, 2023; (2) accumulated deficit of approximately $7.6 million as of June 30, 2023; (3) the working capital deficit of approximately $0.6 million as of June 30, 2023; (4) one convertible promissory note of $2.0 million as of June 30, 2023, of which had a maturity date that is the earlier of the 12 month anniversary of the issuance date in June 2024 and the date when the Company redeems the note, otherwise, the maturity date means the date of the initial closing of the initial public offering (“IPO”) of the Company and; (5) one convertible promissory note of $2.0 million entered into November 2023 with a termination date effect upon the closing of the IPO of the Company of which had a maturity date that is the earlier of the 12 month anniversary of the issuance date in November 2024 and the date when the Company redeems the note, otherwise, the maturity date means the date of the initial closing of the IPO of the Company.

If the Company is unable to generate sufficient funds to finance the working capital requirements of the Company within the normal operating cycle of a twelve-month period from the date of the financial statements are issued, the Company may have to consider supplementing its available sources of funds through the following sources:

•        Other available sources of financing from the banks in the United States of America and other financial institutions or private lenders;

•        Financial support and credit guarantee commitments from the Company’s related parties; and

•        Equity financing.

The Company can make no assurances that required financing will be available for the amounts needed, or on terms commercially acceptable to the Company, if at all. If one or all of these events does not occur or subsequent capital raises are insufficient to bridge financial and liquidity shortfall, there would likely be a material adverse effect on the Company and would materially adversely affect its ability to continue as a going concern.

As such, management has determined that the factors discussed above have raised substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued. The financial statements have been prepared assuming that the Company will continue as a going concern and, accordingly, do not include any adjustments that might result from the outcome of this uncertainty.

Note 3 — Basis of presentation and significant accounting policies

Basis of presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

FOXX DEVELOPMENT INC.
NOTES TO FINANCIAL STATEMENTS

Note 3 — Basis of presentation and significant accounting policies (cont.)

Use of estimates and assumptions

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. Actual results could differ from these estimates.

Fair value measurement

The accounting standard regarding the fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by the Company.

The accounting standards define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurement and enhance disclosure requirements for fair value measures. The three levels are defined as follows:

•	Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
•

Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

•	Level 3 inputs to the valuation methodology are unobservable and significant to the fair value.

Financial instruments included in current assets and current liabilities are reported in the balance sheets at face value or cost, which approximates the fair value because of the short period of time between the origination of such instruments and their expected realization and their current market rates of interest.

Cash

The Company considers all highly liquid investments with an original maturity of three months or less to be cash and cash equivalents. As of June 30, 2023 and 2022, the Company had no cash equivalents on account. Cash is maintained at financial institutions and, at times, balances may exceed federally insured limits. Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company has historically not experienced a loss related to these deposits.

Accounts receivable

Accounts receivables are recognized and carried at the original invoiced amount less an allowance for any uncollectible accounts on credit losses. Allowance for credit losses for accounts receivables is established based on various factors including historical payments and current economic trends. The Company reviews its allowance for accounts receivable by assessing individual accounts receivable over a specific aging and amount. All other balances are pooled based on historical collection experience. The estimate of expected credit losses is based on information about past events, current economic conditions, and forecasts of future economic conditions that affect collectability. Accounts receivable are written-off on a case by case basis after exhaustive efforts at collection are made, net of any amounts that may be collected. As of June 30, 2023 and 2022, no allowance for credit losses of accounts receivable was recorded nor there was any accounts receivable balances.

Contract assets

Contract assets consisted of cash deposited or advanced to suppliers for future inventory purchases. This amount is refundable and bears no interest. For any advances to suppliers determined by management that such advances will not be in receipts of inventories or refundable, the Company will recognize an allowance account to reserve

FOXX DEVELOPMENT INC.
NOTES TO FINANCIAL STATEMENTS

Note 3 — Basis of presentation and significant accounting policies (cont.)

such balances. Management reviews its advances to suppliers on a regular basis to determine if the allowance is adequate and adjusts the allowance when necessary. Delinquent account balances are written-off against allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. The Company’s management continues to evaluate the reasonableness of the valuation allowance policy and update it if necessary. As of June 30, 2023 and 2022, no allowance for the doubtful accounts was recorded.

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined using the weighted average. Inventories mainly include electronic products and accessories which are purchased from the Company’s suppliers as merchandized goods. On an annual basis, inventories are reviewed for potential write-downs for estimated obsolescence or unmarketable inventories which equals the difference between the costs of inventories and the estimated net realizable value based upon forecasts for future demand and market conditions. When inventories are written down to net realizable value, it is not marked up subsequently based on changes in underlying facts and circumstances. As of June 30, 2023 and 2022, there was no inventory and during the years ended June 30, 2023 and 2022, no inventory write-down were recorded.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets with no residual value. The estimated useful lives are as follows:

Useful Life
Computer and office equipment	5 years
Vehicles	5 years

The cost and related accumulated depreciation and amortization of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the statements of operations. Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Long-lived assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be fully recoverable. These events or changes in circumstances may include but are not limited to, a significant deterioration of operating results, a change in the regulatory environment, changes in business plans, or adverse changes in anticipated future cash flows. If an impairment indicator is present, the Company evaluates the recoverability by a comparison of the carrying amount of the assets to future undiscounted net cash flows expected to result from the use and eventual disposition of the assets. If the assets are determined to be impaired, the impairment recognized is the excess of the carrying amount over the fair value of the assets. Fair value is generally determined by the discounted cash flow method. The discount rate used in any estimate of discounted cash flows is the rate commensurate with a similar investment of similar risk. As of June 30, 2023 and 2022, there was no impairment of long-lived assets.

Contract liability

Contract liability mainly consisted of deposits received from customers before all the relevant criteria for revenue recognition are met and are recorded as customer deposits.

FOXX DEVELOPMENT INC.
NOTES TO FINANCIAL STATEMENTS

Note 3 — Basis of presentation and significant accounting policies (cont.)

Convertible instrument

The Company accounts for its convertible instrument in accordance with Accounting Standards Codification (“ASC”) 470-20 Debt with Conversion and Other Options, whereby the convertible instrument is initially accounted for as a single unit of account, unless it contains a derivative that must be bifurcated from the host contract in accordance with ASC 815-15 Derivatives and Hedging — Embedded Derivatives or the substantial premium model in ASC 470-20 Debt — Debt with Conversion and Other Options applies. If the equity securities underlying the embedded conversion option are readily convertible to cash, such as publicly traded common shares, the embedded conversion option is likely to meet the net settlement criterion to be considered a derivative. If the equity securities underlying the conversion option are not readily convertible to cash, the embedded conversion option may not meet the net settlement criterion, and therefore would not meet the definition of a derivative. Because the Company is currently a private company, the conversion feature is not considered met the net settlement criterion as its equity securities underlying the conversion option are not readily convertible to cash. In addition, the convertible instrument has a fixed conversion price and therefore, it lacks an underlying and does not meet the requirement of a derivative. As a result, the Company determined its embedded conversion option does not meet the definition of a derivative for bifurcation.

Revenue recognition

The Company recognizes revenue to depict the transfer of promised goods or services (that is, an asset) to customers in an amount that reflects the consideration to which the Company expects to receive in exchange for those goods or services. An asset is transferred when the customer obtains control of that asset. It also requires the Company to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of goods and services transfers to a customer.

To achieve that core principle, the Company applies the five steps defined under Topic 606: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

The Company’s main business is selling electronic products to its customers. The Company recognizes a contract with a customer when the contract is committed in writing, the rights of parties, including payment terms, are identified, the contract has commercial substance, and collectability is probable.

Performance Obligations

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer and is the unit of accounting in Topic 606. A contract’s transaction price is allocated to each performance obligation identified in the arrangement based on the relative standalone selling price of each distinct good or service in the contract and recognized as revenue when, or as, the performance obligation is satisfied. For all the Company’s contracts, the Company has identified one performance obligation, which is primarily satisfied at a point in time upon delivery of products based on terms stated in the contracts.

Gross versus Net Revenue Reporting

The determination of whether revenues should be reported on a gross or net basis is based on the Company’s assessment of whether it is the principal or an agent in the transaction in accordance with ASC 606-10-55 and depends on whether the promise to the customer is to provide the products or to facilitate a sale by a third party. The nature of the promise depends on whether the Company controls the products prior to transferring them. When the Company controls the products, the promise is to provide and deliver the products and revenue is presented gross. When the Company does not control the products, the promise is to facilitate the sale and revenue is presented net.

To distinguish a promise to provide products from a promise to facilitate the sale from a third party, the Company considers the guidance of control in ASC 606-10-55-37A and the indicators in ASC 606-10-55-39. The Company considers this guidance in conjunction with the terms in its arrangements with both suppliers and customers.

FOXX DEVELOPMENT INC.
NOTES TO FINANCIAL STATEMENTS

Note 3 — Basis of presentation and significant accounting policies (cont.)

The Company orders the products and pays in advance from its supplier. When the supplier has completed production, the Company inspects and accepts the products in its suppliers’ warehouse. This enables the Company to direct the use of these products but to also bear inventory risk as legal owners. The Company has the responsibility of fulfilling the promise to provide the products to its customers, and also includes an additional 3% of products on top of each customer’s order, which covers any damage incurred in shipping and no refund and no return will be granted to customers. In addition, when establishing the selling prices for delivery of the products, the Company has control to set its selling price. All these factors indicate that the Company is acting as the principal in this transaction. As a result, revenue from the company is presented on a gross basis.

Cost of revenues

The cost of revenue consists primarily of the costs of electronic products sold.

Research and Development

The research and development expenses primarily consisted of development fees that the Company paid based on the progression of product development. For the years ended June 30, 2023 and 2022, the Company had research and development expenses amounted to $272,080 and $0, respectively.

Lease

The Company categorizes leases with contractual terms longer than 12 months as either operating or finance. Finance leases are generally those leases that substantially utilize or pay for the entire asset over its estimated life All other leases are categorized as operating leases. Costs associated with operating lease assets are recognized on a straight-line basis within operating expenses over the term of the lease.

Lease liabilities are recognized at the present value of the fixed lease payment, reduced by landlord incentives using an estimated discount rate based on similarly secured borrowings available to us. Lease assets are recognized based on the initial present value of the fixed lease payments, reduced by landlord incentives, plus any direct costs from executing the leases or lease prepayments.

The Company does not recognize its renewal options as part of its right-of-use assets and lease liabilities until it is reasonably certain that it will exercise such renewal options. The Company has elected to combine lease and non-lease component; however, the Company currently has no leases requiring analysis of lease components.

For the lease with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liability. For the lease that with lease term within one year, the Company has elected to not recognize right-of-use asset and lease liability. The Company did not have any significant operating lease right-of-use assets as of June 30, 2023 and 2022.

Basic and diluted earnings per share

The Company computes earnings per share (“EPS”) in accordance with the FASB ASC Topic 260, “Earnings per share,” which requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common shares outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential common shares (e.g., convertible notes) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. Diluted earnings per share is the same as basic earnings per share due to the lack of dilutive items in the Company for the years ended June 30, 2022.

FOXX DEVELOPMENT INC.
NOTES TO FINANCIAL STATEMENTS

Note 3 — Basis of presentation and significant accounting policies (cont.)

Income taxes

The Company accounts for income taxes in accordance with FASB ASC Topic 740, “Income Taxes”. Under the asset and liability method as required by this accounting standard, deferred income tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the income tax basis and financial reporting basis of assets and liabilities. Provision for income taxes consists of taxes currently due plus deferred taxes.

The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred taxes are accounted for using the asset and liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis used in the computation of assessable tax. Deferred tax liabilities are recognized for all future taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable income will be available against which deductible temporary differences can be utilized. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled.

Deferred taxes are charged or credited in the income statement, except when it is related to items credited or charged directly to equity. Net deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the net deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that has a greater than 50% likelihood of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income taxes are classified as income tax expense in the period incurred. Income tax returns for the years prior to 2019 are no longer subject to examination by U.S. tax authorities.

Related parties

The Company identifies related parties, and accounts for, and discloses related party transactions in accordance with ASC 850, Related Party Disclosures, and other relevant ASC standards.

Parties, which can be a corporation or individual, are considered to be related if they have the ability, directly or indirectly, to control the Company or exercise significant influence over the Company in making financial and operating decisions. Entities are also considered to be related if they are subject to common control or common significant influence.

Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated.

Recently adopted accounting standards

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued. Under the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”), the Company meets the definition of an emerging growth company and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they would apply to private companies.

FOXX DEVELOPMENT INC.
NOTES TO FINANCIAL STATEMENTS

Note 3 — Basis of presentation and significant accounting policies (cont.)

In February 2016, the FASB issued ASU 2016-02, Lease (Topic 842), which enhanced the recognition of lease assets and lease liabilities by lessee for those leases classified as operating lease under previous GAAP. In the lessee accounting section, it clarifies for the lease with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liability. If a lessee makes this election, it should recognize lease expense for such leases generally on a straight-line basis over the lease term. The amendments in this update were effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Due to the lease term that the Company entered was within one year, the Company elect to not recognize right-of-use asset and lease liability. The management estimated the impact and does not believe it will have a material impact on the Company’s financial statements.

On July 1, 2021, the Company early adopted the ASU 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”) which, among other things, simplifies the accounting for convertible instruments by eliminating the requirement to separate conversion features from the host contract. Consequently, a convertible debt instrument is accounted for as a single liability measured at its amortized cost and interest expense will be recognized at the coupon rate.

In March 2022, the FASB issued ASU 2022-02, Financial Instruments — Credit Losses (Topic 326), which eliminates the accounting guidance on troubled debt restructurings for creditors in ASC 310 and amends the guidance on vintage disclosures to require disclosure of current-period gross write-offs by year of origination. The ASU also updates the requirements related to the accounting for credit losses under ASC 326 and adds enhanced disclosures for creditors with respect to loan refinancing and restructurings for borrowers experiencing financial difficulty. The Company adopted this guidance on July 1, 2023, which did not have an impact on the Company’s financial statements.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s balance sheets, statements of income and statements of cash flows.

Recently issued accounting pronouncements not yet adopted

In March 2022, the FASB issued ASU 2022-01, Derivatives and Hedging (Topic 815), which clarifies guidance on fair value hedge accounting of interest rate risk for portfolios of financial assets. The amendments in this update expand the current last-of-layer method of hedge accounting that permits only one hedged layer to now allow designation of multiple hedged layers with a single closed portfolio. To reflect that expansion, the last-of-layer method is renamed the portfolio layer method. The new guidance is effective for fiscal years beginning after December 15, 2023 and interim periods within those fiscal years. The management estimated the impact of the new accounting policy and does not believe ASU 2022-01 will have a material impact on the Company’s financial statements.

Note 4 — Prepayments and other current assets

Prepayments and other current assets consist of the following:

	June 30, 2023	June 30, 2022
Contract assets	$—	$583,895
Other prepaid expenses	11,411	—
Total prepayments and other current assets	$11,411	$583,895

FOXX DEVELOPMENT INC.
NOTES TO FINANCIAL STATEMENTS

Note 5 — Property and equipment, net

Property and equipment, net consist of the following:

	June 30, 2023	June 30, 2022
Computer and office equipment	$4,631	$1,523
Vehicle	191,091	—
Subtotal	195,722	1,523
Less: accumulated depreciation	(22,063)	(1,244)
Total property and equipment, net	$173,659	$279

Depreciation expense for the years ended June 30, 2023 and 2022 amounted to $20,819 and $305, respectively.

Note 6 — Other payables and accrued liabilities

Other payables and accrued liabilities consist of the following:

	June 30, 2023	June 30, 2022
Payroll tax payable	$19,593	$2,687
Interest payable	3,500	—
Others	4,360	695
Total other payables and accrued expenses	$27,453	$3,382

Note 7 — Contract liabilities

Contract liabilities consist of customer deposits, which is recorded on the balance sheets when the Company has received consideration, or has the right to receive consideration, in advance of transferring the performance obligations under the contract to the customer.

The following table presents the Company’s customer deposits balances and changes therein:

	June 30, 2023	June 30, 2022
Balance, beginning of the year	$609,229	$—
Add: net increase in current period contract liabilities	27	609,229
Less: revenue recognized from beginning contract liabilities	609,229	—
Total contract liabilities	$27	$609,229

As of June 30, 2023 and 2022, the Company had contract liabilities with a balance of $27 and $609,229, respectively. No other contract liabilities are recorded on the Company’s Balance Sheets as of June 30, 2023 and 2022

Note 8 — Related party balances and transactions

Related party balance

Accounts payable — related party

Name of Related Party	Relationship	Nature	June 30, 2023	June 30, 2022
Company A	Controlled by the immediate family member of the executive of the Company	Purchase of goods	$—	$84,920

FOXX DEVELOPMENT INC.
NOTES TO FINANCIAL STATEMENTS

Note 8 — Related party balances and transactions (cont.)

Other payable — related party

Other payable — related party consists of the following:

Name of Related Party	Relationship	Nature	June 30, 2023	June 30, 2022
Company B	Owned by the executives of the Company	Consulting fees	$25,000	$—

Short-term loan — related party

As of June 30, 2023 and 2022, the outstanding short-term loan from related parties consists of the following:

	June 30, 2023	June 30, 2022
Executive(1)	$91,235	$245,557

____________

(1)      On July 23, 2019, the Company entered into a loan agreement with the executive of the Company. The loan agreement allows the Company to draw up to $1,000,000 and is non-interest bearing. The Company’s imputed interest is immaterial. During the years ended June 30, 2023 and 2022, the Company did not draw balance from the related party loan, and made a repayment of $154,322 and $0, respectively, to the related party. The loan had a maturity date on the earlier of June 30, 2023 or the date of initial closing of the initial public offering (“IPO”) of the Company. As of June 30, 2023, the loan is in default.

Related party transactions

Research and development expense

Name of Related Party	Relationship	For the Year ended June 30, 2023	For the Year ended June 30, 2022
Company A	Controlled by the immediate family member of the executive of the Company	$272,080	$—

Note 9 — Short-term loans

As of June 30, 2023 and 2022, the outstanding short-term loan from third parties consists of the following:

	June 30, 2023	June 30, 2022
Lender A(1)	$261,208	$261,208
Lender B(2)	30,000	30,000
Total short-term loan	$291,208	$291,208

____________

(1)      On December 30, 2020, the Company entered into a loan agreement with a third-party lender. The agreement allows the Company can draw up to $600,000 and is non-interest bearing. The Company’s imputed interest is immaterial. During the years ended June 30, 2023 and 2022, the Company drew $0 and $239,000, respectively from lender A. And the Company did not make repayments of the loan to either of the lenders during the period ended June 30, 2023 and 2022.

(2)      On November 11, 2019, the Company entered into a loan agreement for an amount of $50,000 with a third-party lender. This loan is non-interest bearing. The Company’s imputed interest is immaterial. This loan had an original due date in February 2020 and automatically converted into a due on demand term thereafter.

FOXX DEVELOPMENT INC.
NOTES TO FINANCIAL STATEMENTS

Note 10 — Convertible promissory note

On June 21, 2023, the Company issued a convertible promissory note (the “Note”) to New Bay Capital Limited (“Investor”), a Hong Kong registered entity, in the amount of $2,000,000 at 7% per annum. The maturity date for the note is the earlier of the 12 month anniversary of the issuance date and the date when the Company redeems the note, or the date of the initial closing of the initial public offering (“IPO”) of the Company.

The note is automatically convertible into common shares (collectively, the “Converted Shares”) of the Company, par value of $0.001 per share, at a price of $30.00 per share at the time that the Company completes an IPO. Interest shall accrue on the outstanding unconverted and unpaid principal amount at 7% per annum and shall be compounded annually from the issuance date until interest payment date, which is the first to occur of (i) the maturity date, and (ii) the date of any conversion of this Note, and (iii) the date of any other repayment or redemption of this Note. The full outstanding and unpaid principal amount shall be repaid in full on maturity date on June 20, 2024, and any accrued and unpaid interest is due and payable by the Company in cash on the interest payment date. This Note may not be prepaid by the Company without prior written consent of the Investor.

As of June 30, 2023, the carrying value of the Note was $2,000,000 and the Company had $3,500 of accrued interest related to the Note.

Note 11 — Long-term loan

In February 2023, the Company purchased and financed a vehicle, for which the lender put a lien on the title and will be taken as collateral in the situation if the Company is unable to make repayment and default on the loan, with a six-year loan for a total of approximately $137,000. As of June 30, 2023, the carrying value of the asset that has been pledged as a collateral is $116,691. The monthly payments are $2,694 from March 2023 to February 2029, with an interest rate of 11.85% per annum.

The obligation is payable as follows:

Twelve months ended June 30,	Amount
2024	$15,967
2025	19,539
2026	22,024
2027	24,826
2028	27,984
Thereafter	20,608
Total long-term debt payment	130,948
Current portion of long-term debt	(15,967)
Long-term debt – non-current portion	$114,981

Interest expense for the years ended June 30, 2023 and 2022 for the above loan amounted to $5,442 and $0, respectively.

Note 12 — Shareholders’ equity

Pursuant to the Company’s certificate of incorporation, the Company is authorized to issue 1,000,000 shares of Common Stock with a par value of $0.001 per share. As of June 30, 2023 and 2022, there were 1,000,000 shares of Common Stock issued and outstanding.

For the years ended June 30, 2023 and 2022, the Company’s shareholders made capital contributions of $0 and $40,000 to the Company, respectively.

FOXX DEVELOPMENT INC.
NOTES TO FINANCIAL STATEMENTS

Note 13 — Concentrations of risks

(a)     Major customers

For the years ended June 30, 2023 and 2022, one customer, which is a third party of the Company, accounted for 100% of the Company’s total revenues.

(b)    Major suppliers

For the years ended June 30, 2023 and 2022, one supplier, which is a third party of the Company, accounted for 100% of the Company’s total purchases.

Note 14 — Commitments and contingencies

Commitments

The Company used its vendors’ limited space in their warehouse to store its purchased inventory during the years ended June 30, 2023 and 2022. The Company considered such usage to be considered as an embedded lease. The Company determined that the accounting impact of the embedded lease are immaterial to the Company’s June 30, 2023 and 2022 financial statements and no operating right-of-use assets and lease liabilities were capitalized as June 30, 2023 and 2022.

The Company also rented a mailbox for $450 per month from November 1, 2022 to October 31, 2024. The Company determined that the accounting impact of this lease is immaterial to the Company’s June 30, 2023 financial statements and no operating right-of-use assets and lease liabilities were capitalized as June 30, 2023.The Company terminated this lease on August 5, 2023.

As of June 30, 2023, the Company has an outstanding loan in connection with a vehicle purchase. See Note 11.

Subsequent to June 30, 2023, the Company has entered into a dormitory lease and various office and storage leases. See Note 18.

Contingencies

From time to time, the Company is a party to certain legal proceedings, as well as certain asserted and un-asserted claims. Amounts accrued, as well as the total amount of reasonably possible losses with respect to such matters, individually and in the aggregate, are not deemed to be material to the financial statements.

Note 15 — Income taxes

The Company’s income tax expenses for years ended June 30, 2023 and 2022 are as follows:

	For the Years Ended June 30
	2023	2022
Federal
Current	$13,502	$1,246
Deferred	—	—
State
Current	735	359
Deferred	—	—
Total Provision for income taxes	14,237	1,605

FOXX DEVELOPMENT INC.
NOTES TO FINANCIAL STATEMENTS

Note 15 — Income taxes (cont.)

Income tax expense for the years ended June 30, 2023 and 2022 varied from the amount computed by applying the statutory income tax rate to income before taxes. Reconciliations between the expected federal income tax rates using 21% for the year ended June 30, 2023 and 2022 to the Company’s effective tax rate are as follows:

	June 30, 2023	June 30, 2022
Federal statutory tax rate	21.0%	21.0%
State statutory tax rate, net of deduction on federal tax return	5.8%	5.8%
Permanent difference(1)	1.3%	(21.0)%
Change in valuation allowance	(8.4)%	(4.7)%
Effective tax rate	19.7%	1.1%

____________

(1)      For the year ended June 30, 2022, the Company had a gain on forgiveness of Paycheck Protection Program (“PPP”) loan of $114,600 which was a non-taxable item.

The Company had a cumulative U.S. federal net operating loss (“NOL”) of approximately $5.2 million and $5.4 million as of June 30, 2023 and 2022, respectively, which may reduce future federal taxable income. The Company had a cumulative state (Georgia) net operating loss (“NOL”) of approximately $0.6 million and $0.7 million as of June 30, 2023 and 2022, respectively, which may reduce future state taxable income. During the years ended June 30, 2023 and 2022, $257,185 and $23,737 of NOL was utilized in the federal tax return. The federal tax expense incurred from the taxable income was $13,502 and $1,246 as the Company only allowed to deduct 80% of taxable income of NOL carried over from prior periods. During the years ended June 30, 2023 and 2022, $51,118 and $24,975 of NOL was utilized in the state tax return and the tax expense was $735 and $359. The Company’s ability to use its federal net operating carryforwards may be limited if the Company experiences an “ownership change” as defined in Section 382 (“Section 382”) of the Internal Revenue Code of 1986, as amended. However, since no ownership change within the Company, it allows the Company to utilize its NOL for the future years.

The Company’s deferred tax accounts are comprised of the following:

	June 30, 2023	June 30, 2022
Deferred tax assets
Net operating loss
Federal	$1,086,843	1,140,852
State	34,863	37,802
Capitalized R&D expense	55,540	—
Less: valuation allowance	(1,172,171)	(1,178,221)
Total deferred tax assets, net	5,075	433

Deferred tax liabilities:
Depreciation of property and equipment	$(5,075)	$(433)
Total deferred tax accounts, net	$—	$—

The Company’s taxes payable consist of the following:

	June 30, 2023	June 30, 2022
Income taxes payable	$15,842	$1,605

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the marketing performance and measures the unrecognized benefits associated with the tax positions. As of June 30, 2023 and 2022, the Company did not have any significant unrecognized uncertain tax positions.

FOXX DEVELOPMENT INC.
NOTES TO FINANCIAL STATEMENTS

Note 16 — Disaggregated information of revenues

Disaggregated information of revenues by product type is as follows:

	For the Year Ended June 30, 2023	For the Year Ended June 30, 2022
Tablet products	$19,648,799	$11,592,843
Mobile phone products	1,944,750	1,278,000
Other products and revenues	29,338	23,338
Total revenues	$21,622,887	$12,894,181

Note 17 — Basic and diluted earnings per share

Basic EPS is measured as net income divided by the weighted average common shares outstanding for the period. Diluted net income per share attributable to common stockholders adjusts basic earnings per share for the potentially dilutive impact of non-participating shares of common stock that are subject to the convertible note, and other securities outstanding. Certain securities may be anti-dilutive and would be excluded from the calculation of diluted earnings per share and disclosed separately. Because of the nature of the calculation, particular securities may be dilutive in some periods and anti-dilutive in other periods.

The following table presents the computation of basic and diluted earnings per share attributable to common stockholders, for the periods presented:

	For the Years Ended June 30,
	2023	2022
Net income – basic EPS	$58,191	$144,618
Interest expenses incurred on the convertible note	3,500	—
Net income – diluted EPS	$61,691	$144,618

Basic weighted average shares outstanding	1,000,000	1,000,000
Dilutive effect of convertible note*	1,648	—
Diluted weighted average number of shares outstanding	1,001,648	1,000,000

Basic earnings per share	$0.06	$0.14
Diluted earnings per share	$0.06	$0.14

____________

*        The number of shares that is potential convertible from the convertible notes was included form the computation of diluted EPS for the period presented because it has potentially dilutive impact of the Company’s non-participating shares of common stock and its EPS. Other than the Company’s outstanding convertible notes has a dilutive effect on its EPS, the Company did not have any other dilutive securities and other contracts that could, potentially, be exercised or converted into common stock and then share in the earnings of the Company.

Note 18 — Subsequent events

The Company evaluated all events and transactions that occurred after June 30, 2023 up through the date the Company issued these financial statements on January 31, 2024.

Lease

On August 1, 2023, the Company entered into a twelve-month lease agreement to rent a storage space for its purchased inventory for a monthly rental fee of $100.

On August 14, 2023, the Company entered into a six-month lease agreement to rent an office for operating purposes with a monthly rental fee of $550.

FOXX DEVELOPMENT INC.
NOTES TO FINANCIAL STATEMENTS

Note 18 — Subsequent events (cont.)

On September 8, 2023, the Company entered into a three-year lease agreement to rent a general office and storage space for business operation with a monthly rent of $3,096, plus varied monthly CAM (common area maintenance fee).

On September 18, 2023, the Company entered into a month-to-month rental agreement to rent as dorm for the employee with a monthly rent of $3,000.

Convertible promissory notes

On November 21, 2023, the Company issued a convertible promissory note (the “Note”) to New Bay Capital Limited (“Investor”), a Hong Kong registered entity, in the amount of $2,000,000 at 7% per annum. The maturity date for the note is earlier of the 12-month anniversary of the issuance date and the date when the Company redeems the note, or the date of the initial closing of the IPO of the Company.

The note is automatically convertible into common shares (collectively, the “Converted Shares”) of the Company, par value of $0.001 per share, at a price of $30.00 per share at the time that the Company completes an IPO. Interest shall accrue on the outstanding unconverted and unpaid principal amount at 7% per annum and shall be compounded annually from the issuance date until the interest payment date, which is the earlier of (i) the maturity date, and (ii) the date of any conversion of this Note, and (iii) the date of any other repayment or redemption of this Note. The full outstanding and unpaid principal amount shall be repaid in full on maturity date on October 20, 2024, and any accrued and unpaid interest is due and payable by the Company in cash on the interest payment date. This Note may not be prepaid by the Company without prior written consent of the Investor.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of
Acri Capital Acquisition Corporation

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Acri Capital Acquisition Corporation (the “Company”) as of December 31, 2023 and 2022, the related statements of operations, changes in stockholders’ deficit and cash flows for each of the year ended December 31, 2023 and the period from January 7, 2022 (inception) through December 31, 2022 in the period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the year ended December 31, 2023 and period from January 7, 2022 (inception) through December 31, 2022 in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph — Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1, the Company has a significant working capital deficiency, has incurred significant losses and needs to raise additional funds to meet its obligations and sustain its operations. In addition, if the Company does not consummate an initial business combination by April 14, 2024, there will be a mandatory liquidation and subsequent dissolution of the Company. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum llp

Marcum llp

We have served as the Company’s auditor since 2022 (such date takes into account the acquisition of certain assets of Friedman LLP by Marcum LLP effective September 1, 2022).

Marlton, New Jersey
March 22, 2024

ACRI CAPITAL ACQUISITION CORPORATION
CONSOLIDATED BALANCE SHEETS

	December 31, 2023	December 31, 2022
Assets
Cash	$54,289	$547,478
Prepaid expenses	5,791	159,952
Total Current Assets	60,080	707,430

Investments held in Trust Account	36,672,846	89,140,977
Total Assets	$36,732,926	$89,848,407

Liabilities, Temporary Equity, and Stockholders’ Deficit
Accrued expenses	$122,007	$76,931
Franchise tax payable	37,905	56,361
Income tax payable	402,142	173,680
Excise tax payable	556,620	—
Promissory notes – related party	1,431,747	—
Total Current Liabilities	2,550,421	306,972

Deferred tax liability	33,937	60,594
Deferred underwriter’s discount	2,587,500	2,587,500
Total Liabilities	5,171,858	2,955,066

Commitments and Contingencies

Common stock subject to possible redemption, 3,255,050 shares and 8,625,000 shares at redemption value of $11.12 and $10.30 per share as of December 31, 2023 and December 31, 2022	36,198,862	88,850,342

Stockholders’ Deficit:
Preferred stock, $0.0001 par value, 500,000 shares authorized, none issued and outstanding	—	—
Class A common stock, $0.0001 par value, 20,000,000 shares authorized, none issued and outstanding (excluding 3,255,050 shares subject to possible redemption as of December 31, 2023 and December 31, 2022)	—	—
Class B common stock, $0.0001 par value, 2,500,000 shares authorized, 2,156,250 shares issued and outstanding	216	216
Additional paid-in capital	—	—
Accumulated deficit	(4,638,010)	(1,957,217)
Total Stockholders’ Deficit	(4,637,794)	(1,957,001)

Total Liabilities, Temporary Equity, and Stockholders’ Deficit	$36,732,926	$89,848,407

The accompanying notes are an integral part of these consolidated financial statements.

ACRI CAPITAL ACQUISITION CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the year ended December 31, 2023	For the Period from January 7, 2022 (inception) through December 31, 2022
Formation and operating costs	$736,593	$658,118
Franchise tax expenses	64,564	56,361
Loss from Operations	(801,157)	(714,479)

Other income
Interest earned on investment held in Trust Account	2,118,942	1,165,977
Income before income taxes	1,317,785	451,498
Income taxes provision	431,419	234,274

Net income	$886,366	$217,224

Basic and diluted weighted average shares outstanding, common stock subject to possible redemption	4,170,218	4,818,436
Basic and diluted net income per share, common stock subject to possible redemption	$0.39	$0.57
Basic and diluted weighted average shares outstanding, common stock attributable to Acri Capital Acquisition Corporation	2,156,250	2,032,123
Basic and diluted net loss per share, common stock attributable to Acri Capital Acquisition Corporation	$(0.34)	$(1.25)

The accompanying notes are an integral part of these consolidated financial statements.

ACRI CAPITAL ACQUISITION CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT

	Preferred Stock		Common Stock				Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
			Class A		Class B
	Shares	Amount	Shares	Amount	Shares	Amount
Balance as of December 31, 2022	—	$—	—	$—	2,156,250	$216	$—	$(1,957,217)	$(1,957,001)
Accretion of carrying value to redemption value	—	—	—	—	—	—	—	(3,010,539)	(3,010,539)
Excise tax accrual	—	—	—	—	—	—	—	(556,620)	(556,620)
Net income	—	—	—	—	—	—	—	886,366	886,366
Balance as of December 31, 2023	—	$—	—	$—	2,156,250	$216	$—	$(4,638,010)	$(4,637,794)
	Preferred Stock		Common Stock				Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
			Class A		Class B
	Shares	Amount	Shares	Amount	Shares	Amount
Balance as of January 7, 2022 (inception)	—	$—	—	$—	—	$—	$—	$—	$—
Founder shares issued to initial stockholder	—	—	—	—	2,156,250	216	24,784	—	25,000
Sale of public units through public offering	—	—	8,625,000	863	—	—	86,249,137	—	86,250,000
Sale of private placement warrants	—	—	—	—	—	—	5,240,000	—	5,240,000
Underwriters’ discount	—	—	—	—	—	—	(4,312,500)	—	(4,312,500)
Other offering expenses	—	—	—	—	—	—	(526,383)	—	(526,383)
Reclassification of common stock subject to redemption	—	—	(8,625,000)	(863)	—	—	(84,899,324)	—	(84,900,187)
Allocation of offering costs to common stock subject to redemption	—	—	—	—	—	—	4,838,883	—	4,838,883
Accretion of carrying value to redemption value	—	—	—	—	—	—	(6,614,597)	(2,174,441)	(8,789,038)
Net income	—	—	—	—	—	—	—	217,224	217,224
Balance as of December 31, 2022	—	$—	—	$—	2,156,250	$216	$—	$(1,957,217)	$(1,957,001)

The accompanying notes are an integral part of these consolidated financial statements.

ACRI CAPITAL ACQUISITION CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended December 31, 2023	For the Period from January 7, 2022 (inception) through December 31, 2022
Cash Flows from Operating Activities:
Net Income	$886,366	217,224
Adjustments to reconcile net income to net cash used in operating activities:
Interest earned on investment held in Trust Account	(2,118,942)	(1,165,977)
Deferred taxes	(26,657)	60,594
Changes in operating assets and liabilities:
Prepaid expenses	154,161	(159,952)
Accrued expenses	45,076	76,931
Franchise tax payable	(18,456)	56,361
Income taxes payable	228,462	173,680
Net Cash Used in Operating Activities	(849,990)	(741,139)

Cash Flows from Investing Activities:
Purchase of investment held in trust account	(1,360,924)	(87,975,000)
Sale of investment held in trust account	55,947,997	—
Net Cash Provided by (Used in) Investing Activities	54,587,073	(87,975,000)

Cash Flows from Financing Activities:
Proceeds from issuance of founder shares	—	25,000
Proceeds from promissory notes to related party	1,431,747	316,827
Repayment of promissory notes to related party	—	(316,827)
Proceeds from public offering	—	86,250,000
Proceeds from private placement	—	5,240,000
Payment of underwriter discount	—	(1,725,000)
Payment of deferred offering costs	—	(526,383)
Redemption of Class A Common Stock	(55,662,019)	—
Net Cash (Used in) Provided by Financing Activities	(54,230,272)	89,263,617

Net Change in Cash	(493,189)	547,478

Cash, beginning of year	547,478	—
Cash, end of year	$54,289	547,478

Supplemental Disclosure of Cash Flow Information:
Cash paid for income taxes	$229,615	$—
Cash paid for interest	$—	$—

Non-cash financing activities:
Deferred underwriters’ marketing fees	$—	$2,587,500
Change in value of common stock subject to redemption	$—	$84,900,187
Allocation of offering costs to common stock subject to redemption	$—	$4,838,883
Accretion of carrying value to redemption value	$3,010,539	$8,789,038
Excise tax accrual	$556,620	$—

The accompanying notes are an integral part of these consolidated financial statements.

ACRI CAPITAL ACQUISITION CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023

Note 1 — Organization and Business Operation

Acri Capital Acquisition Corporation (the “Company”) is a newly organized blank check company incorporated as a Delaware corporation on January 7, 2022. The Company was formed for the purpose of entering into a merger, capital stock exchange, asset acquisition, stock purchase, recapitalization, reorganization or similar business combination with one or more businesses (the “Business Combination”). The Company is actively searching and identifying suitable Business Combination target. The company is not limited to a particular industry or geographic region for purposes of consummating an initial Business Combination. The Company has selected December 31 as its fiscal year end.

On November 13, 2023, the Company incorporated Acri Capital Merger Sub I Inc, (“Merger Sub I”), and Acri Capital Merger Sub II Inc, (“Merger Sub II”), each a Delaware corporation and wholly owned subsidiary of the Company. As of December 31, 2023, there has been no activity in Merger Sub I and Merger Sub II.

As of December 31, 2023 and December 31, 2022, the Company had not commenced any operations. For the year ended December 31, 2023 and the period from January 7, 2022 (inception) through December 31, 2022, the Company’s efforts have been limited to organizational activities as well as activities related to the initial public offering (the “IPO”). The Company will not generate any operating revenues until after the completion of a Business Combination, at the earliest. The Company generates non-operating income in the form of interest income from the proceeds derived from the IPO.

The registration statement for the Company’s IPO became effective on June 9, 2022. On June 14, 2022, the Company consummated the IPO of 8,625,000 units (the “Units”) (including 1,125,000 Units issued upon the full exercise of the over-allotment option). Each Unit consists of one share of Class A common stock, $0.0001 par value per share (the “Public Shares”), and one-half of one redeemable warrant (the “Public Warrants”), each whole Warrant entitling the holder thereof to purchase one share of Class A common stock (the “Class A common stock”) at an exercise price of $11.50 per share. The Units were sold at an offering price of $10.00 per Unit, generating gross proceeds of $86,250,000 on June 14, 2022.

Substantially concurrently with the closing of the IPO, the Company completed the sale of 5,240,000 private placement warrants (the “Private Warrants”, together with the Public Warrants, the “Warrants”) to the Company’s sponsor, Acri Capital Sponsor LLC (the “Sponsor”) at a purchase price of $1.00 per Private Warrant, generating gross proceeds to the Company of $5,240,000. The Private Warrants are identical to the Public Warrants except that the Private Warrants (including the Class A common stock issuable upon exercise of the Private Warrants) will not be transferable, assignable or salable until 30 days after the completion of the initial Business Combination except to permitted transferees.

Transaction costs amounted to $4,838,883, consisting of $4,312,500 of underwriting fees and $526,383 of other offering costs. Following the closing of IPO, cash of $1,283,357 was held outside of the Trust Account (as defined below) and is available for working capital purposes.

The Company’s initial Business Combination must occur with one or more target businesses that together have an aggregate fair market value of at least 80% of the assets held in the Trust Account (as defined below) (excluding the deferred underwriting discounts and commissions and taxes payable on the income earned on the Trust Account) at the time of the agreement to enter into the initial Business Combination. However, the Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for the post-transaction company not to be required to register as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”). There is no assurance that the Company will be able to complete a Business Combination successfully.

Following the closing of the IPO, $87,975,000 ($10.20 per Unit) from the proceeds of the sale of the Units and the Private Warrants, was held into a U.S.-based trust account (the “Trust Account”) with Wilmington Trust, National Association, acting as trustee. The funds held in the Trust Account will be invested only in U.S. government treasury

ACRI CAPITAL ACQUISITION CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023

Note 1 — Organization and Business Operation (cont.)

bills, bonds or notes with a maturity of 185 days or less, or in money market funds meeting the applicable conditions of Rule 2a-7 promulgated under the Investment Company Act which invest solely in direct U.S. government treasury, so that the Company are not deemed to be an investment company under the Investment Company Act. Except with respect to interest earned on the funds held in the Trust Account that may be released to the Company to pay the Company’s tax obligation, the proceeds from the IPO and the sale of the Private Warrants that are deposited and held in the Trust Account will not be released from the Trust Account until the earliest to occur of (a) the completion of the initial Business Combination, (b) the redemption of any shares of Class A common stock included in the Units sold in the IPO properly submitted in connection with a stockholder vote to amend then current amended and restated Company’s certificate of incorporation (i) to modify the substance or timing of its obligation to allow redemption in connection with its initial Business Combination or to redeem 100% of the Company’s Public Shares if it does not complete the initial Business Combination within the Combination Period (as defined below) or (ii) with respect to any other provision relating to stockholders’ rights or pre-initial Business Combination activity and (c) the redemption of 100% of the Company’s Public Shares if it is unable to complete the Business Combination within the Combination Period, subject to applicable law. The proceeds deposited in the Trust Account could become subject to the claims of the Company’s creditors which could have higher priority than the claims of the Company’s public stockholders. If the Company anticipate that it may not be able to consummate its initial Business Combination by March 14, 2023 (within nine (9) months from the consummation of the IPO), it may extend the period of time to consummate a Business Combination up to nine (9) times by an additional one month each time for a total of up to 9 months, affording the Company up to December 14, 2023 (up to eighteen (18) months from the consummation of the IPO) to complete its initial Business Combination. Public stockholders will not be offered the opportunity to vote on or redeem their shares if the Company chooses to make any such paid extension. Pursuant to the terms of the Company’s amended and restated certificate of incorporation and the trust agreement entered into between the Company and Wilmington Trust, National Association acting as trustee, the Sponsor or its affiliates or designees, upon five days advance notice prior to the applicable deadline, must deposit into the Trust Account for each month extension $287,212 ($0.0333 per share), on or prior to the date of the applicable deadline. Any such payments would be made in the form of a loan. If the Company complete its initial Business Combination, the Company would repay such loaned amounts out of the proceeds of the Trust Account. In addition, such extension funding loans may be convertible into Private Warrants upon the closing of the Company’s initial Business Combination at $1.00 per warrant at the option of the lender.

On February 8, 2023, the Company held a special meeting of stockholders (the “Special Meeting”). At the Special Meeting, the stockholders of the Company approved the proposal to amend Company’s amended and restated certificate of incorporation (“Charter”) to amend the amount of monthly deposit (each, a “Monthly Extension Payment”) required to be deposited in the trust account (the “Trust Account”) from $0.0333 for each public share to $0.0625 for each public share for up to nine (9) times if the Company has not consummated its initial business combination by March 14, 2023 (the nine (9) month anniversary of the closing of its initial public offering) (the “Extension Amendment Proposal”). Upon the stockholders’ approval, on February 9, 2023, the Company filed a certificate of amendment to the Charter which became effective upon filing.

In connection with the votes to approve the Extension Amendment Proposal, 4,981,306 shares of Class A common stock of the Company were redeemed at $10.33 per share in March 2023.

Following the Special Meeting, the Sponsor deposited four monthly payments to the Trust Account to extend the Business Combination deadline to July 14, 2023 of $227,730.87 for a total of $910,923.48. In connection with each of the Monthly Extension Payment, the Company issued an unsecured promissory note of $227,730.87 (the “Note”) to its Sponsor. The Note is non-interest bearing and payable (subject to the waiver against trust provisions) on the earlier of (i) consummation of the Company’s initial business combination and (ii) the date of the liquidation of the Company. The principal balance may be prepaid at any time, at the election of the Company. The holder of the Note has the right, but not the obligation, to convert the Note, in whole or in part, respectively, into private placement warrants (the “Warrants”) of the Company, as described in the prospectus of the Company (File Number 333-263477), by providing the Company with written notice of its intention to convert the Note at least two business days prior to the closing of the Company’s initial business combination. The number of Warrants to be received by the holder in connection with such conversion shall be an amount determined by dividing (x) the sum of the outstanding principal amount payable to the holder, by (y) $1.00.

ACRI CAPITAL ACQUISITION CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023

Note 1 — Organization and Business Operation (cont.)

On July 11, 2023, the Company held another special meeting of stockholders (the “Special Meeting II”), at which the stockholders of the Company approved, among others, the proposal to amend the Charter to allow the Company until July 14, 2023 to consummate an initial business combination, and, without another stockholder vote, to elect to extend Business Combination deadline on a monthly basis for up to nine (9) times, up to April 14, 2024, by depositing $75,000 to the Trust Account. Upon the stockholders’ approval, on July 12, 2023, the Company filed a certificate of amendment to the Charter which became effective upon filing (the Charter upon the amendment, the “Second Amended Charter”). In connection with the Special Meeting II, 388,644 shares of Class A common stock of the Company were redeemed and cancelled.

In connection with the Special Meeting II, the stockholders also approved the proposal to amend the Charter to remove the restriction of Company to undertake an initial business combination with any entity with its principal business operations or is headquartered in China (including Hong Kong and Macau).

Pursuant to the Second Amended Charter, the Company may extend the Business Combination deadline on monthly basis from July 14, 2023 to up to nine times by depositing $75,000 each month into the Trust Account. As of December 31, 2023, the Sponsor deposited six monthly payments to the Trust Account to extend the Business Combination deadline to January 14, 2023 of $75,000 for a total of $450,000.

Total outstanding notes related to extension amounted to $1,360,924 as of December 31, 2023.

The shares of Class A common stock subject to redemption will be recorded at a redemption value and classified as temporary equity upon the completion of the IPO, in accordance with the Financial Accounting Standard Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” In such case, the Company will consummate a Business Combination and, solely if the Company has net tangible assets of at least $5,000,001 upon such consummation of a Business Combination and, if the Company seeks stockholder approval, a majority of the issued and outstanding shares voted are voted in favor of the Business Combination. The Company may elect to extend Business Combination deadline on a monthly basis for up to nine (9) times, up to April 14, 2024, by depositing $75,000 to the Trust Account each time (the “Combination Period”).

If the Company is unable to complete the initial Business Combination within the Combination Period, the Company will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to the Company to pay the Company’s taxes (less up to $50,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and its board of directors, dissolve and liquidate, subject in each case to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

There will be no redemption rights or liquidating distributions with respect to the Company’s Warrants, which will expire worthless if the Company fails to complete the Business Combination within the Combination Period. The Sponsor, directors and officers of the Company (the “founders”) have entered into a letter agreement with the Company, pursuant to which they have agreed (i) to waive their redemption rights with respect to any Founder Shares (as defined in Note 5) and any Public Shares held by them in connection with the completion of the initial Business Combination, (ii) waive their redemption rights with respect to their Founder Shares and Public Shares in connection with a stockholder vote to approve an amendment to the Company’s amended and restated certificate of incorporation (A) to modify the substance or timing of the Company’s obligation to allow redemption in connection with the initial Business Combination or to redeem 100% of the Company’s Public Shares if the Company does not complete its initial Business Combination within the Combination Period or (B) with respect to any other provision relating to stockholders’ rights or pre-initial Business Combination activity and (iii) to waive their rights to liquidating distributions from the

ACRI CAPITAL ACQUISITION CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023

Note 1 — Organization and Business Operation (cont.)

Trust Account with respect to any Founder Shares held by them if the Company fails to complete the initial Business Combination within the Combination Period, although they will be entitled to liquidating distributions from the Trust Account with respect to any Public Shares they hold if the Company fails to complete the initial Business Combination within the Combination Period. If the Company submits it initial Business Combination to its stockholders for a vote, the Company will complete its initial Business Combination only if a majority of the outstanding shares of common stock voted are voted in favor of the initial Business Combination. In no event will the Company redeem its Public Shares in an amount that would cause its net tangible assets to be less than $5,000,001. In such case, the Company would not proceed with the redemption of Public Shares and the related Business Combination, and instead may search for an alternate Business Combination.

The Sponsor has agreed that it will be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or by a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (i) $10.20 per Public Share or (ii) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay taxes. This liability will not apply with respect to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under the Company’s indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act (as defined in Note 2). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, then the Company’s Sponsor will not be responsible to the extent of any liability for such third party claims.

However, the Company has not asked the Sponsor to reserve for such indemnification obligations, nor has the Company independently verified whether the Sponsor has sufficient funds to satisfy their indemnity obligations and believe that the Sponsor’s only assets are securities of the Company. Therefore, the Company cannot assure that its Sponsor would be able to satisfy those obligations. None of the officers or directors will indemnify the Company for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

Liquidity and Going Concern

As of December 31, 2023, the Company had cash of $54,289 and a working capital deficit of $2,025,294 (excluding income taxes payable which are to be paid from Trust). The Company has incurred and expects to continue to incur significant professional costs to remain as a publicly traded company and to incur significant transaction costs in pursuit of the consummation of a Business Combination. In connection with the Company’s assessment of going concern considerations in accordance with the FASB Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that these conditions raise substantial doubt about the Company’s ability to continue as a going concern. The management’s plan in addressing this uncertainty is through the working capital loans (see Note 6).

In addition, under the Company’s Second Amended Charter provides that the Company will need to complete initial Business Combination by July 14, 2023, which may be extended up to nine (9) times by an additional one month each time until April 14, 2024. If the Company is unable to complete a Business Combination within the Combination Period, the Company may seek approval from its stockholders holding no less than 65% or more of the votes to approve to extend the completion period, If the Company fails to obtain approval from the stockholders for such extension or the Company does not seek such extension, the Company will cease all operations.

There is no assurance that the Company’s plans to consummate a Business Combination will be successful within the Combination Period and that the Company will obtain enough votes to extend the Combination Period. As a result, management has determined that such additional condition also raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statement does not include any adjustments that might result from the outcome of this uncertainty.

ACRI CAPITAL ACQUISITION CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023

Note 2 — Significant accounting policies

Basis of Presentation

The accompanying consolidated financial statements are presented in conformity with accounting principles generally accepted in the United States of America (“US GAAP”) and pursuant to the rules and regulations of the SEC, and include all normal and recurring adjustments that management of the Company considers necessary for a fair presentation of its financial position and operation results.

Emerging Growth Company Status

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act of 1934, as amended (the “Exchange Act”)) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Cash

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $54,289 and $547,478 cash in bank as of December 31, 2023 and December 31, 2022, respectively.

Investments held in Trust Account

At December 31, 2023 and December 31, 2022, we had $36,672,846 and $89,140,977 of the assets held in the Trust Account were held in money market funds, which are invested in short term U.S. Treasury securities.

All of the Company’s investments held in the Trust Account are classified as trading securities. Trading securities are presented on the consolidated balance sheets at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of investments held in Trust Account are accounted as interest income in the statement of operations.

ACRI CAPITAL ACQUISITION CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023

Note 2 — Significant accounting policies (cont.)

Fair Value of Financial Instruments

ASC Topic 820 “Fair Value Measurements and Disclosures” defines fair value, the methods used to measure fair value and the expanded disclosures about fair value measurements. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between the buyer and the seller at the measurement date. In determining fair value, the valuation techniques consistent with the market approach, income approach and cost approach shall be used to measure fair value. ASC Topic 820 establishes a fair value hierarchy for inputs, which represent the assumptions used by the buyer and seller in pricing the asset or liability. These inputs are further defined as observable and unobservable inputs. Observable inputs are those that buyer and seller would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company’s assumptions about the inputs that the buyer and seller would use in pricing the asset or liability developed based on the best information available in the circumstances.

The fair value hierarchy is categorized into three levels based on the inputs as follows:

•        Level 1 — Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not being applied. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

•        Level 2 — Valuations based on (i) quoted prices in active markets for similar assets and liabilities, (ii) quoted prices in markets that are not active for identical or similar assets, (iii) inputs other than quoted prices for the assets or liabilities, or (iv) inputs that are derived principally from or corroborated by market through correlation or other means.

•        Level 3 — Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the accompanying balance sheet, primarily due to their short-term nature.

Warrants

The Company accounts for Warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in FASB ASC 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the Warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the Warrants meet all of the requirements for equity classification under ASC 815, including whether the Warrants are indexed to the Company’s own shares of Class A common stock and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the Warrants are outstanding.

For issued or modified Warrants that meet all of the criteria for equity classification, the Warrants are required to be recorded as a component of equity at the time of issuance. For issued or modified Warrants that do not meet all the criteria for equity classification, the Warrants are required to be recorded as liabilities at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the Warrants are recognized as a non-cash gain or loss on the statements of operations.

ACRI CAPITAL ACQUISITION CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023

Note 2 — Significant accounting policies (cont.)

Common Stock Subject to Possible Redemption

The Company accounts for its common stock subject to possible redemption in accordance with the guidance in ASC Topic 480 “Distinguishing Liabilities from Equity.” Common stock subject to mandatory redemption (if any) are classified as a liability instrument and are measured at fair value. Conditionally redeemable common stock (including common stock that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, common stock are classified as stockholders’ equity. The Company’s Public Shares feature certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. Accordingly, as of December 31, 2023, common stock subject to possible redemption are presented at redemption value of $11.12 per share as temporary equity, outside of the shareholders’ equity section of the Company’s balance sheet. The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of redeemable common stock to equal the redemption value at the end of each reporting period. Increases or decreases in the carrying amount of redeemable common stock are affected by charges against additional paid in capital or accumulated deficit if additional paid in capital equals to zero.

Offering Costs

The Company complies with the requirements of FASB ASC Topic 340-10-S99-1, “Other Assets and Deferred Costs — SEC Materials” (“ASC 340-10-S99”) and SEC Staff Accounting Bulletin Topic 5A, “Expenses of Offering”. Offering costs were $4,838,883 consisting principally of underwriting, legal, accounting and other expenses that are directly related to the IPO and charged to stockholders’ equity upon the completion of the IPO.

Net Income (Loss) Per Share

The Company complies with accounting and disclosure requirements of FASB ASC 260, Earnings Per Share. In order to determine the net income (loss) attributable to both the redeemable shares and non-redeemable shares, the Company first considered the undistributed income (loss) allocable to both the redeemable common stock and non-redeemable common stock and the undistributed income (loss) is calculated using the total net loss less any dividends paid. The Company then allocated the undistributed income (loss) ratably based on the weighted average number of shares outstanding between the redeemable and non-redeemable common stock. Any remeasurement of the accretion to redemption value of the common stock subject to possible redemption was considered to be dividends paid to the public stockholders. As of December 31, 2023 and 2022, the Company has not considered the effect of the Warrants sold in the IPO and private placement in the calculation of diluted net income (loss) per share, since the exercise of the Warrants is contingent upon the occurrence of future events and the inclusion of such Warrants would be anti-dilutive and the Company did not have any other dilutive securities and other contracts that could, potentially, be exercised or converted into common stock and then share in the earnings of the Company. As a result, diluted income (loss) per share is the same as basic income (loss) per share for the periods presented.

The net income (loss) per share presented in the statement of operations is based on the following:

	For the Year Ended December 31, 2023	For the Period from January 7, 2022 (inception) through December 31, 2022
Net income	$886,366	$217,224
Accretion of carrying value to redemption value	(3,010,539)	(8,789,038)
Net loss including accretion of carrying value to redemption value	$(2,124,173)	$(8,571,814)

ACRI CAPITAL ACQUISITION CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023

Note 2 — Significant accounting policies (cont.)

	For the Year Ended December 31, 2023		For the Period from January 7, 2022 (inception) through December 31, 2022
	Redeemable Common Stock	Non- Redeemable Common Stock	Redeemable Common Stock	Non- Redeemable Common Stock
Basic and diluted net income/(loss) per share:
Numerators:
Allocation of net loss including carrying value to redemption value	$(1,400,191)	$(723,982)	$(6,029,105)	$(2,542,709)
Accretion of carrying value to redemption value	3,010,539	—	8,789,038	—
Allocation of net income (loss)	$1,610,348	$(723,982)	$2,759,933	$(2,542,709)
Denominators:
Weighted-average shares outstanding	4,170,218	2,156,250	4,818,436	2,032,123
Basic and diluted net income (loss) per share	$0.39	$(0.34)	$0.57	$(1.25)

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist of a cash account in a financial institution. The Company has not experienced losses on this account and management believes the Company is not exposed to significant risks on such account. As of December 31, 2023, approximately $36.4 million was over the Federal Deposit Insurance Corporation (FDIC) limit.

Income Taxes

The Company accounts for income taxes under ASC 740 Income Taxes (“ASC 740”). ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statement and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized.

ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim period, disclosure and transition.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits, no amounts accrued for interest and penalties as of December 31, 2023 and 2022. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

ACRI CAPITAL ACQUISITION CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023

Note 2 — Significant accounting policies (cont.)

The Company has identified the United States as its only major tax jurisdiction.

The Company may be subject to potential examination by federal and state taxing authorities in the areas of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with federal and state tax laws. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Recent Accounting Pronouncements

In August 2020, the FASB issued ASU 2020-06, “Debt — Debt Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40)”. The amendment in this ASU is to address issues identified as a result of the complexity associated with applying generally accepted accounting principles (GAAP) for certain financial instruments with characteristics of liabilities and equity. For convertible instruments, the Board decided to reduce the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. Convertible instruments that continue to be subject to separation models are (1) those with embedded conversion features that are not clearly and closely related to the host contract, that meet the definition of a derivative, and that do not qualify for a scope exception from derivative accounting and (2) convertible debt instruments issued with substantial premiums for which the premiums are recorded as paid-in capital. The amendments in this Update are effective for public business entities that meet the definition of a Securities and Exchange Commission (SEC) filer, excluding entities eligible to be smaller reporting companies as defined by the SEC, for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The Board specified that an entity should adopt the guidance as of the beginning of its annual fiscal year. The Company has early adopted this update and it will become effective on January 1, 2023. The Company adoption of this ASU did not have a material effect on the Company’s consolidated financial statements.

On August 16, 2022, President Biden signed into law the Inflation Reduction Act of 2022 (H.R. 5376) (the “IRA”), which, among other things, imposes a 1% excise tax on any domestic corporation that repurchases its stock after December 31, 2022 (the “Excise Tax”). The Excise Tax is imposed on the fair market value of the repurchased stock, with certain exceptions.

The excise tax is imposed on the repurchasing corporation itself, not its shareholders from which shares are repurchased. The amount of the excise tax is generally 1% of the fair market value of the shares repurchased at the time of the repurchase. However, for purposes of calculating the excise tax, repurchasing corporations are permitted to net the fair market value of certain new stock issuances against the fair market value of stock repurchases during the same taxable year. In addition, certain exceptions apply to the excise tax. The U.S. Department of the Treasury (the “Treasury”) has been given authority to provide regulations and other guidance to carry out and prevent the abuse or avoidance of the excise tax. Any redemption or other repurchase that occurs after December 31, 2022, in connection with a Business Combination, extension vote or otherwise, may be subject to the excise tax. Whether and to what extent the Company would be subject to the excise tax in connection with a Business Combination, extension vote or otherwise would depend on a number of factors, including (i) the fair market value of the redemptions and repurchases in connection with the Business Combination, extension or otherwise, (ii) the structure of a Business Combination, (iii) the nature and amount of any “PIPE” or other equity issuances in connection with a Business Combination (or otherwise issued not in connection with a Business Combination but issued within the same taxable year of a Business Combination) and (iv) the content of regulations and other guidance from the Treasury. In addition, because the excise tax would be payable by the Company and not by the redeeming holder, the mechanics of any required payment of the excise tax have not been determined. The foregoing could cause a reduction in the cash available on hand to complete a Business Combination and in the Company’s ability to complete a Business Combination.

ACRI CAPITAL ACQUISITION CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023

Note 2 — Significant accounting policies (cont.)

As a result of the 5,369,950 shares of Class A common stock redeemed in February 2023 and July, 2023, the Company accrued the 1% excise tax in the amount of $556,620 as a reduction of equity as the Company is uncertain about the structure of business combination and whether additional shares will be issued within the same taxable year.

In December 2023, the FASB issued Accounting Standards Update No. 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures” (“ASU 2023-09”), which modifies the rules on income tax disclosures to require entities to disclose (1) specific categories in the rate reconciliation, (2) the income or loss from continuing operations before income tax expense or benefit (separated between domestic and foreign) and (3) income tax expense or benefit from continuing operations (separated by federal, state and foreign). ASU 2023-09 also requires entities to disclose their income tax payments to international, federal, state and local jurisdictions, among other changes. The guidance is effective for annual periods beginning after December 15, 2024. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. ASU 2023-09 should be applied on a prospective basis, but retrospective application is permitted. The Company is currently evaluating the potential impact of adopting this new guidance on its consolidated financial statements and related disclosures.

Note 3 — Investments Held in Trust Account

As of December 31, 2023 and December 31, 2022, assets held in the Trust Account were comprised of $36,672,846 and $89,140,977 in money market funds which are invested in U.S. Treasury Securities. Interest income for the year ended December 31, 2023 and the period from January 7, 2022 (inception) through December 31, 2022 amounted to $2,118,942 and $1,165,977, respectively.

The following table presents information about the Company’s assets that are measured at fair value on a recurring basis and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

Description	Level	December 31, 2023
Assets:
Trust Account – U.S. Treasury Securities Money Market Fund	1	$36,672,846
Description	Level	December 31, 2022
Assets:
Trust Account – U.S. Treasury Securities Money Market Fund	1	$89,140,977

Note 4 — Initial Public Offering

Pursuant to the IPO, the Company sold 8,625,000 Units including 1,125,000 Units issued upon the full exercise of the over-allotment option. Each Unit has an offering price of $10.00 and consists of one share of the Company’s Class A Common Stock and one-half of one redeemable Public Warrants. The Company will not issue fractional shares. As a result, the Public Warrants must be exercised in multiples of two. Each whole redeemable Public Warrant entitles the holder thereof to purchase one share Class A Common Stock at a price of $11.50 per full share. The Public Warrants will become exercisable on the later of 30 days after the completion of the Company’s initial Business Combination or 12 months from the closing of the IPO, and will expire five years after the completion of the Company’s initial Business Combination or earlier upon redemption or liquidation.

All of the 8,625,000 Public Shares sold as part of the Units in the IPO contain a redemption feature which allows for the redemption of such Public Shares if there is a stockholder vote or tender offer in connection with the Business Combination and in connection with certain amendments to the Company’s amended and restated certificate of incorporation, or in connection with the Company’s liquidation. In accordance with the Securities and Exchange Commission (the “SEC”) and its staff’s guidance on redeemable equity instruments, which has been codified in ASC 480-10-S99, redemption provisions not solely within the control of the Company require common stock subject to redemption to be classified outside of permanent equity.

ACRI CAPITAL ACQUISITION CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023

Note 4 — Initial Public Offering (cont.)

The Company’s redeemable common stock is subject to SEC and its staff’s guidance on redeemable equity instruments, which has been codified in ASC 480-10-S99. If it is probable that the equity instrument will become redeemable, the Company has the option to either accrete changes in the redemption value over the period from the date of issuance (or from the date that it becomes probable that the instrument will become redeemable, if later) to the earliest redemption date of the instrument or to recognize changes in the redemption value immediately as they occur and adjust the carrying amount of the instrument to equal the redemption value at the end of each reporting period. The Company has elected to recognize the changes immediately. The accretion or remeasurement is treated as a deemed dividend (i.e., a reduction to retained earnings, or in absence of retained earnings, additional paid-in capital).

As of December 31, 2023 and December 31, 2022, the common stock reflected on the balance sheet are reconciled in the following table.

	As of December 31, 2023	As of December 31, 2022
Gross proceeds	$86,250,000	$86,250,000
Less:
Proceeds allocated to Public Warrants	(1,349,813)	(1,349,813)
Offering costs of Public Shares	(4,838,883)	(4,838,883)
Redemption	(55,662,019)	—
Plus:
Accretion of carrying value to redemption value	11,799,577	8,789,038
Common stock subject to possible redemption	$36,198,862	$88,850,342

Note 5 — Private Placement

Substantially concurrently with the closing of the IPO on June 14, 2022, the Company completed the sale of 5,240,000 Private Warrants to the Sponsor at a purchase price of $1.00 per Private Warrant, generating gross proceeds to the Company of $5,240,000. Private Warrants are identical to the Public Warrants included in the Units sold in this IPO except that the Private Warrants (including the Class A common stock issuable upon exercise of the Private Warrants) will not be transferable, assignable or salable until 30 days after the completion of the initial Business Combination except to permitted transferees.

Note 6 — Related Party Transactions

Founder Shares

On February 4, 2022, the Sponsor acquired 2,156,250 Class B common stock (“Founder Shares”) for an aggregate purchase price of $25,000, or approximately $0.01 per share. As of December 31, 2023 and December 31, 2022, there were 2,156,250 Founder Shares issued and outstanding.

The number of Founder Shares issued was determined based on the expectation that such Founder Shares would represent 20% of the number of Class A common stock and Class B common stock issued and outstanding upon completion of the IPO.

The Founder Shares are identical to the Public Shares. However, the founders have agreed (A) to vote their Founder Shares in favor of any proposed Business Combination, (B) not to propose, or vote in favor of, prior to and unrelated to an initial Business Combination, an amendment to the Company’s certificate of incorporation that would affect the substance or timing of the Company’s redemption obligation to redeem all Public Shares if the Company cannot complete an initial Business Combination within the Combination Period, unless the Company provides public stockholders an opportunity to redeem their Public Shares in conjunction with any such amendment, (C) not to redeem any shares, including Founder Shares and Public Shares into the right to receive cash from the Trust Account in

ACRI CAPITAL ACQUISITION CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023

Note 6 — Related Party Transactions (cont.)

connection with a stockholder vote to approve the Company’s proposed initial Business Combination or sell any shares to us in any tender offer in connection with the Company’s proposed initial Business Combination, and (D) that the Founder Shares shall not participate in any liquidating distribution upon winding up if a Business Combination is not consummated.

The founder has agreed not to transfer, assign or sell its Founder Shares until the earlier to occur of: (A) six months after the completion of the Company’s initial Business Combination, or (B) the date on which the Company completes a liquidation, merger, stock exchange or other similar transaction that results in all of the public stockholders having the right to exchange their shares of common stock for cash, securities or other property, and (C) the date on which the last reported sale price of the Company’s Class A common stock equals or exceeds $12.00 per share (as adjusted for share splits, share dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing after the initial Business Combination, any permitted transferees will be subject to the same restrictions and other agreements of the Company’s founders with respect to any Founder Shares.

Promissory Note — Related Party

On January 20, 2022, the Sponsor has agreed to loan the Company up to $500,000 to be used for a portion of the expenses of the IPO. This loan is non-interest bearing, unsecured and is due at the earlier of (1) January 20, 2023 or (2) the date on which the Company consummates its IPO of its securities. The Company has an outstanding loan balance of $316,827 on June 14, 2022 after the IPO and the outstanding balance was repaid on June 21, 2022.

In connection with the Monthly Extension Payment discussed in Note 1, the Company issued four unsecured promissory notes of $227,730.87 and six unsecured promissory notes of $75,000 to its Sponsor. The notes are non-interest bearing and payable (subject to the waiver against trust provisions) on the earlier of (i) consummation of the Company’s initial business combination and (ii) the date of the liquidation of the Company. The principal balance may be prepaid at any time, at the election of the Company. The holder of the Note has the right, but not the obligation, to convert the Note, in whole or in part, respectively, into private placement warrants (the “Warrants”) of the Company, as described in the prospectus of the Company (File Number 333-263477), by providing the Company with written notice of its intention to convert the Note at least two business days prior to the closing of the Company’s initial business combination. The number of Warrants to be received by the holder in connection with such conversion shall be an amount determined by dividing (x) the sum of the outstanding principal amount payable to the holder, by (y) $1.00. Total extension notes amounted to $1,360,924 for the year ended December 31, 2023.

On December 5, 2023, the Sponsor has agreed to loan the Company up to $500,000 to be used as working capital of the Company. This loan is non-interest bearing, unsecured and is due at the earlier of (1) the date on which the Company consummates a business combination or merger with a qualified target company or (2) the date of liquidation of the Company and have the same conversion features as the extension notes mentioned above. The Company has an outstanding loan balance of $70,823 as of December 31, 2023.

Balance of Promissory Notes — related party amounted to $1,431,747and nil on December 31, 2023 and December 31, 2022, respectively.

Related Party Loans

In addition, in order to finance transaction costs in connection with an intended initial Business Combination, the Sponsor, or an affiliate of the Sponsor or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required. If the Company completes the initial Business Combination, it would repay such loaned amounts. In the event that the initial Business Combination does not close, the Company may use a portion of the working capital held outside the Trust Account to repay such loaned amounts but no proceeds from the Trust Account would be used for such repayment. Up to $3,000,000 of such loans may be converted upon consummation of the Company’s Business Combination into Warrants at a price of $1.00 per warrant. If the Company

ACRI CAPITAL ACQUISITION CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023

Note 6 — Related Party Transactions (cont.)

does not complete a Business Combination, the loans would be repaid out of funds not held in the Trust Account, and only to the extent available. Such Private Warrant converted from loan would be identical to the Private Warrants sold in the private placement.

As of December 31, 2023 and December 31, 2022, the Company had no borrowings under the working capital loans.

Administrative Services Fees

The Company has agreed, commencing on the effective date of the prospectus, to pay the Sponsor the monthly fee of an aggregate of $10,000 for office space, administrative and shared personnel support services. This arrangement will terminate upon the earlier of (a) completion of a Business Combination or (b) twelve months after the completion of the IPO. Administrative service fee expenses for the year ended December 31, 2023 and the period from January 7, 2022 (inception) through December 31, 2022 amounted to $53,000 and $67,000, respectively. Accrued services fees amounted to $3,000 and nil as of December 31, 2023 and December 31, 2022, respectively.

Note 7 — Commitments & Contingencies

Registration Rights

The holders of the Founder Shares and Private Warrants and Warrants issuable upon the conversion of certain working capital loans will be entitled to registration rights pursuant to a registration rights agreement signed on June 9, 2022 requiring the Company to register such securities for resale. The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of the Company’s initial Business Combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The underwriters of the IPO (the “underwriters”) exercised the option to purchase an additional 1,125,000 Units in the IPO.

The Company paid an underwriting discount of 2.0% of the gross proceeds of the IPO, or $1,725,000 to the underwriters at the closing of the IPO. In addition, the underwriters will be entitled to a deferred fee of (x) $1,725,000 payable in cash and (y) 43,125 shares of PubCo Common Stock to be issued, at the closing of the Acquisition Merger.

Right of First Refusal

For a period of twelve (12) months from the closing of a Business Combination the Company shall give underwriter a right of first refusal to act as lead left bookrunner and lead left manager and/or lead left placement agent with at least seventy-five percent (75%) of the economics for a two-handed deal and thirty-five percent (35%) of the economics for a three-handed deal for any and all future public and private equity and debt offerings during such period by the Company or any successor to or any subsidiary of the Company. It is understood that if, during the twelve (12) month period following the consummation of a successful financing, a third party broker-dealer provides the Company with written terms with respect to a future securities offering (“Written Offering Terms”) that the Company desires to accept, the Company shall promptly present the Written Offering Terms to EF Hutton, division of Benchmark Investments LLC (“EF Hutton”), the representative of the underwriters of the IPO. EF Hutton shall have five (5) business days from its receipt of the Written Offering Terms in which to determine whether or not to accept such offer and, if EF Hutton declines such offer or fail to respond within such five (5) day period, then the Company shall have the right to proceed with such financing with another placement agent or underwriter upon the same terms and conditions as the Written Offering Terms.

ACRI CAPITAL ACQUISITION CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023

Note 8 — Stockholders’ Deficit

Preferred Stock — The Company is authorized to issue 500,000 shares of preferred stock, $0.0001 par value, with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. As of December 31, 2023 and December 31, 2022, there were no preferred stock issued or outstanding.

Class A Common Stock — The Company is authorized to issue 20,000,000 shares of Class A common stock with a par value of $0.0001 per share. As of December 31, 2023 and December 31, 2022, there were no shares of Class A common stock issued or outstanding, excluding 3,255,050 and 8,625,000 shares of Class A common stock subject to possible redemption.

Class B Common Stock — The Company is authorized to issue 2,500,000 shares of Class B common stock with a par value of $0.0001 per share. As of December 31, 2023 and December 31, 2022, the Company had 2,156,250 shares of Class B common stock issued and outstanding.

Common stockholders of record are entitled to one vote for each share held on all matters to be voted on by stockholders. Holders of the Class A common stock and holders of the Class B common stock will vote together as a single class on all matters submitted to a vote of the Company’s stockholders, except as required by law.

The Class B common stock will automatically convert into shares of the Class A common stock at the time of the initial Business Combination, or at any time prior thereto at the option of the holder, on a one-for-one basis, subject to adjustment pursuant to certain anti-dilution right.

Warrants — On June 14, 2022, the Company issued 4,312,500 Public Warrants in connection with the IPO. Substantially concurrently with the closing of the IPO, the Company completed the private sale of 5,240,000 Private Warrants to the Company’s Sponsor.

Each whole Warrant entitles the registered holder to purchase one whole share of the Company’s Class A common stock at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing on the later of 12 months from the closing of the IPO or the date of the completion of the initial Business Combination. Pursuant to the warrant agreement (the “warrant agreement”) signed on June 9, 2022 between the Company and VStock Transfer, LLC, the warrant agent of the Company, a warrant holder may exercise its Warrants only for a whole number of shares of Class A common stock. This means that only a whole Warrant may be exercised at any given time by a warrant holder. No fractional Warrants will be issued upon separation of the Units and only whole Warrants will trade. The Warrants will expire five years after the completion of the Company’s initial Business Combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

The Company has agreed that as soon as practicable, but in no event later than 30 business days, after the closing of the initial Business Combination, it will use its reasonable best efforts to file, and within 60 business days following its initial Business Combination to have declared effective, a registration statement for the registration, under the Securities Act, of the shares of Class A common stock issuable upon exercise of the Warrants. The Company will use its reasonable best efforts to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the Warrants in accordance with the provisions of the warrant agreement. No Warrants will be exercisable for cash unless the Company has an effective and current registration statement covering the Class A common stock issuable upon exercise of the Warrants and a current prospectus relating to such shares of common stock. Notwithstanding the above, if the Company’s Class A common stock is at the time of any exercise of a Warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Warrants who exercise their Warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event it so elect, it will not be required to file or maintain in effect a registration statement, but it will be required to use its reasonable best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

In addition, if (x) the Company issues additional shares of Class A common stock or equity-linked securities for capital raising purposes in connection with the closing of the Company’s initial Business Combination at an issue price or effective issue price (the “Newly Issued Price”) of less than $9.20 per share (with such issue price or effective

ACRI CAPITAL ACQUISITION CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023

Note 8 — Stockholders’ Deficit (cont.)

issue price to be determined in good faith by the Company’s board of directors and, in the case of any such issuance to the Company’s founders or their affiliates, without taking into account any founders’ shares held by the Company’s founders or such affiliates, as applicable, prior to such issuance), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the Company’s initial Business Combination on the date of the consummation of the Company’s initial Business Combination (net of redemptions), and (z) the volume weighted average reported trading price of Class A Common Stock for the twenty (20) trading days starting on the trading day prior to the date of the consummation of the Business Combination (the “Fair Market Value”) is below $9.20 per share, the exercise price of the Warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Fair Market Value and the Newly Issued Price, and the $16.50 per share redemption trigger price described below will be adjusted (to the nearest cent) to be equal to 165% of the higher of the Fair Market Value and the Newly Issued Price.

The Company may call the Warrants for redemption, in whole and not in part, at a price of $0.01 per Warrant:

•        in whole and not in part;

•        upon not less than 30 days’ prior written notice of redemption (the “30-day redemption period”) to each Warrant holder; and

•        if, and only if, the reported last sale price of the Class A common stock equals or exceeds $16.50 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending three business days before the Company sends the notice of redemption to the warrant holders.

The Company accounted for the 4,312,500 Public Warrants issued with the IPO as equity instruments in accordance with ASC 480, “Distinguishing Liabilities from Equity” and ASC 815-40, “Derivatives and Hedging: Contracts in Entity’s Own Equity”. The Company accounted for the Public Warrants as an expense of the IPO resulting in a charge directly to stockholders’ equity. The Company estimates that the fair value of the warrants is approximately $1.4 million, or $0.157 per Unit, using the Monte Carlo Model. The fair value of the Public Warrants is estimated as of the date of grant using the following assumptions: (1) expected volatility of 0.1%, (2) risk-free interest rate of 3.08%, (3) expected life of 6.18 years, (4) exercise price of $11.50 and (5) stock price of $9.84.

As of December 31, 2023 and December 31, 2022, 9,552,500 Warrants were outstanding.

Note 9 — Income Taxes

The income tax provision (benefit) consists of the following for the year ended December 31, 2023 and the period from January 7, 2022 (inception) through December 31, 2022:

	For the year ended December 31, 2023	For the Period from January 7, 2022 (inception) through December 31, 2022
Current
Federal	$458,077	$173,680
State	—	—
Deferred
Federal	(162,336)	(67,458)
State		—
Valuation allowance	135,678	128,052
Income tax provision	431,419	$234,274

ACRI CAPITAL ACQUISITION CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023

Note 9 — Income Taxes (cont.)

A reconciliation of the statutory federal income tax rate to the Company’s effective tax rate is as follows:

	For the year ended December 31, 2023	For the Period from January 7, 2022 (inception) through December 31, 2022
U.S. statutory rate	21.0%	21.0%
Change in valuation allowance	10.3%	28.4%
Permanent difference	1.4%	2.5%
Effective tax rate	32.7%	51.9%

The Company’s net deferred tax assets were as follows as of:

	December 31, 2023	December 31, 2022
Deferred tax assets:
Start-up costs	$263,730	$128,052
Valuation allowance	(263,730)	(128,052)
Total deferred tax assets	—	—
Accrued interest income	(33,937)	(60,594)
Deferred tax liability, net	$(33,937)	$(60,594)

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible. Management considers the scheduled reversal of deferred tax assets, projected future taxable income and tax planning strategies in making this assessment. After consideration of all of the information available, management believes that significant uncertainty exists with respect to future realization of the deferred tax assets and has therefore established a full valuation allowance.

As of December 31, 2023 and December 31, 2022, the Company’s deferred tax asset had a full valuation allowance recorded against it. The effective tax rate for the year ended December 31, 2023 and for the period from January 7, 2022 (inception) through December 31, 2022 were 32.7% and 51.9%, respectively. The effective tax rate differs from the federal and state statutory tax rate of 21.0% primarily due to the valuation allowance on the deferred tax assets.

Note 10 — Subsequent Events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date through the date the financial statement is issued. The Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statement other than events below.

On January 12, 2023, February 13, 2024, and March 13, 2024, three payments of $75,000 were deposited into the Trust Account for the public shareholders, which enabled the Company to extend the period of time it has to consummate its initial Business Combination to April 14, 2023 which are the seventh, eighth, and ninth of the nine one-month extensions permitted under the Company’s governing documents.

In connection with the extension payments, the Company issued two unsecured promissory notes of $75,000 each to its Sponsor.

ACRI CAPITAL ACQUISITION CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023

Note 10 — Subsequent Events (cont.)

On February 18, 2024, the Company entered into a business combination agreement (as amended from time to time, the “BCA”), by and among the Company, Purchaser, Merger Sub and Foxx Development Inc., a Texas corporation (“Foxx”). Foxx, where, pursuant to the agreement: (a) the Company will merge (the “Reincorporation Merger”) with and into PubCo, with PubCo as the surviving entity; (b) Foxx will merge (the “Acquisition Merger”) with and into Merger Sub, with Merger Sub surviving as a wholly-owned subsidiary of PubCo.

On February 23, 2024, Acri Capital Acquisition Corporation (the “Company”) entered into that certain Amendment (the “UA Amendment”) to the Underwriting Agreement, dated June 9, 2022 (the “Underwriting Agreement”) with EF Hutton LLC (f/k/a EF Hutton, division of Benchmark Investments, LLC, the “EF Hutton”).

Pursuant to the terms of the UA Amendment, EF Hutton and the Company have agreed to amend the Underwriting Agreement to replace the existing deferred underwriting fee under the Underwriting Agreement from $2,587,500 payable in cash at the closing of a business combination, to (x) $1,725,000 payable in cash and (y) 43,125 shares of common stock of PubCo. to be issued, at the closing of the Acquisition Merger.

Annex B

BYLAWS
OF
FOXX DEVELOPMENT HOLDINGS INC.
(THE “CORPORATION”)

ARTICLE I
OFFICES

Section 1.1. Registered Office. The registered office of the Corporation within the State of Delaware shall be located at either (a) the principal place of business of the Corporation in the State of Delaware or (b) the office of the corporation or individual acting as the Corporation’s registered agent in Delaware.

Section 1.2. Additional Offices. The Corporation may, in addition to its registered office in the State of Delaware, have such other offices and places of business, both within and outside the State of Delaware, as the Board of Directors of the Corporation (the “Board”) may from time to time determine or as the business and affairs of the Corporation may require.

ARTICLE II
STOCKHOLDERS MEETINGS

Section 2.1. Annual Meetings. The annual meeting of stockholders shall be held at such place, either within or without the State of Delaware, and time and on such date as shall be determined by the Board and stated in the notice of the meeting, provided that the Board may in its sole discretion determine that the meeting shall not be held at any place, but may instead be held solely by means of remote communication pursuant to Section 9.5(a). At each annual meeting, the stockholders entitled to vote on such matters shall elect those directors of the Corporation to fill any term of a directorship that expires on the date of such annual meeting and may transact any other business as may properly be brought before the meeting.

Section 2.2. Special Meetings. Subject to the rights of the holders of any outstanding series of the preferred stock of the Corporation (if and to the extent shares or series of such stock are designated and issued), and to the requirements of applicable law, special meetings of stockholders, for any purpose or purposes, may be called only by the Chairman of the Board, Chief Executive Officer, or the Board pursuant to a resolution adopted by a majority of the Board, and may not be called by any other person. Special meetings of stockholders shall be held at such place, either within or without the State of Delaware, and at such time and on such date as shall be determined by the Board and stated in the Corporation’s notice of the meeting, provided that the Board may in its sole discretion determine that the meeting shall not be held at any place, but may instead be held solely by means of remote communication pursuant to Section 9.5(a).

Section 2.3. Notices. Written notice of each stockholders meeting stating the place, if any, date, and time of the meeting, and the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting and the record date for determining the stockholders entitled to vote at the meeting, if such date is different from the record date for determining stockholders entitled to notice of the meeting, shall be given in the manner permitted by Section 9.3 to each stockholder entitled to vote thereat as of the record date for determining the stockholders entitled to notice of the meeting, by the Corporation not less than 10 nor more than 60 days before the date of the meeting unless otherwise required by the General Corporation Law of the State of Delaware (the “DGCL”). If said notice is for a stockholders meeting other than an annual meeting, it shall in addition state the purpose or purposes for which the meeting is called, and the business transacted at such meeting shall be limited to the matters so stated in the Corporation’s notice of meeting (or any supplement thereto). Any meeting of stockholders as to which notice has been given may be postponed, and any meeting of stockholders as to which notice has been given may be cancelled, by the Board upon public announcement (as defined in Section 2.7(c)) given before the date previously scheduled for such meeting.

Section 2.4. Quorum. Except as otherwise provided by applicable law, the Corporation’s Certificate of Incorporation, as the same may be amended or restated from time to time (the “Certificate of Incorporation”) or these Bylaws, the presence, in person or by proxy, at a stockholders meeting of the holders of shares of outstanding capital stock of the Corporation representing a majority of the voting power of all outstanding shares of capital stock of the

Annex B-1

Corporation entitled to vote at such meeting shall constitute a quorum for the transaction of business at such meeting, except that when specified business is to be voted on by a class or series of stock voting as a class, the holders of shares representing a majority of the voting power of the outstanding shares of such class or series shall constitute a quorum of such class or series for the transaction of such business. If a quorum shall not be present or represented by proxy at any meeting of the stockholders of the Corporation, the chairman of the meeting may adjourn the meeting from time to time in the manner provided in Section 2.6 until a quorum shall attend. The stockholders present at a duly convened meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum. Shares of its own stock belonging to the Corporation or to another corporation, if a majority of the voting power of the shares entitled to vote in the election of directors of such other corporation is held, directly or indirectly, by the Corporation, shall neither be entitled to vote nor be counted for quorum purposes; provided, however, that the foregoing shall not limit the right of the Corporation or any such other corporation to vote shares held by it in a fiduciary capacity.

Section 2.5. Voting of Shares.

(a) Voting Lists. The Secretary of the Corporation (the “Secretary”) shall prepare, or shall cause the officer or agent who has charge of the stock ledger of the Corporation to prepare and make, at least 10 days before every meeting of stockholders, a complete list of the stockholders of record entitled to vote at such meeting; provided, however, that if the record date for determining the stockholders entitled to vote is less than 10 days before the meeting date, the list shall reflect the stockholders entitled to vote as of the tenth day before the meeting date, arranged in alphabetical order and showing the address and the number and class of shares registered in the name of each stockholder. Nothing contained in this Section 2.5(a) shall require the Corporation to include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours for a period of at least 10 days prior to the meeting: (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (ii) during ordinary business hours, at the principal place of business of the Corporation. In the event that the Corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is available only to stockholders of the Corporation. If the meeting is to be held at a place, then the list shall be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present. If a meeting of stockholders is to be held solely by means of remote communication as permitted by Section 9.5(a), the list shall be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of meeting. The stock ledger shall be the only evidence as to who are the stockholders entitled to examine the list required by this Section 2.5(a) or to vote in person or by proxy at any meeting of stockholders.

(b) Manner of Voting. At any stockholders meeting, every stockholder entitled to vote may vote in person or by proxy. If authorized by the Board, the voting by stockholders or proxy holders at any meeting conducted by remote communication may be effected by a ballot submitted by electronic transmission (as defined in Section 9.3), provided that any such electronic transmission must either set forth or be submitted with information from which the Corporation can determine that the electronic transmission was authorized by the stockholder or proxy holder. The Board, in its discretion, or the chairman of the meeting of stockholders, in such person’s discretion, may require that any votes cast at such meeting shall be cast by written ballot.

(c) Proxies. Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. Proxies need not be filed with the Secretary until the meeting is called to order, but shall be filed with the Secretary before being voted. Without limiting the manner in which a stockholder may authorize another person or persons to act for such stockholder as proxy, either of the following shall constitute a valid means by which a stockholder may grant such authority. No stockholder shall have cumulative voting rights.

(i) A stockholder may execute a writing authorizing another person or persons to act for such stockholder as proxy. Execution may be accomplished by the stockholder or such stockholder’s authorized officer, director, employee or agent signing such writing or causing such person’s signature to be affixed to such writing by any reasonable means, including, but not limited to, by facsimile signature.
Annex B-2

(ii) A stockholder may authorize another person or persons to act for such stockholder as proxy by transmitting or authorizing the transmission of an electronic transmission to the person who will be the holder of the proxy or to a proxy solicitation firm, proxy support service organization or like agent duly authorized by the person who will be the holder of the proxy to receive such transmission, provided that any such electronic transmission must either set forth or be submitted with information from which it can be determined that the electronic transmission was authorized by the stockholder. Any copy, facsimile telecommunication or other reliable reproduction of the writing or transmission authorizing another person or persons to act as proxy for a stockholder may be substituted or used in lieu of the original writing or transmission for any and all purposes for which the original writing or transmission could be used; provided that such copy, facsimile telecommunication or other reproduction shall be a complete reproduction of the entire original writing or transmission.

(d) Required Vote. Subject to the rights of the holders of one or more series of Preferred Stock, voting separately by class or series, to elect directors pursuant to the terms of one or more series of Preferred Stock, at all meetings of stockholders at which a quorum is present, the election of directors shall be determined by a plurality of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote thereon. All other matters presented to the stockholders at a meeting at which a quorum is present shall be determined by the vote of a majority of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote thereon, unless the matter is one upon which, by applicable law, the Certificate of Incorporation, these Bylaws or applicable stock exchange rules, a different vote is required, in which case such provision shall govern and control the decision of such matter.

(e) Inspectors of Election. The Board may, and shall if required by law, in advance of any meeting of stockholders, appoint one or more persons as inspectors of election, who may be employees of the Corporation or otherwise serve the Corporation in other capacities, to act at such meeting of stockholders or any adjournment thereof and to make a written report thereof. The Board may appoint one or more persons as alternate inspectors to replace any inspector who fails to act. If no inspectors of election or alternates are appointed by the Board, the chairman of the meeting shall appoint one or more inspectors to act at the meeting. Each inspector, before discharging his or her duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his or her ability. The inspectors shall ascertain and report the number of outstanding shares and the voting power of each; determine the number of shares present in person or represented by proxy at the meeting and the validity of proxies and ballots; count all votes and ballots and report the results; determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors; and certify their determination of the number of shares represented at the meeting and their count of all votes and ballots. No person who is a candidate for an office at an election may serve as an inspector at such election. Each report of an inspector shall be in writing and signed by the inspector or by a majority of them if there is more than one inspector acting at such meeting. If there is more than one inspector, the report of a majority shall be the report of the inspectors.

Section 2.6. Adjournments. Any meeting of stockholders, annual or special, may be adjourned by the chairman of the meeting, from time to time, whether or not there is a quorum, to reconvene at the same or some other place. Notice need not be given of any such adjourned meeting if the date, time, and place, if any, thereof, and the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken. At the adjourned meeting the stockholders, or the holders of any class or series of stock entitled to vote separately as a class, as the case may be, may transact any business that might have been transacted at the original meeting. If the adjournment is for more than 30 days, notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date for stockholders entitled to vote is fixed for the adjourned meeting, the Board shall fix a new record date for notice of such adjourned meeting in accordance with Section 9.2, and shall give notice of the adjourned meeting to each stockholder of record entitled to vote at such adjourned meeting as of the record date fixed for notice of such adjourned meeting.

Section 2.7. Advance Notice for Business.

(a) Annual Meetings of Stockholders. No business may be transacted at an annual meeting of stockholders, other than business that is either (i) specified in the Corporation’s notice of meeting (or any supplement thereto) given by or at the direction of the Board, (ii) otherwise properly brought before the annual meeting by or at the direction of the Board or (iii) otherwise properly brought before the annual meeting by any stockholder of the Corporation (x) who is a stockholder of record entitled to vote at such annual meeting on the date of the giving of the notice provided for in this

Annex B-3

Section 2.7(a) and on the record date for the determination of stockholders entitled to vote at such annual meeting and (y) who complies with the notice procedures set forth in this Section 2.7(a). Notwithstanding anything in this Section 2.7(a) to the contrary, only persons nominated for election as a director to fill any term of a directorship that expires on the date of the annual meeting pursuant to Section 3.5 will be considered for election at such meeting.

(i) In addition to any other applicable requirements, for business (other than nominations) to be properly brought before an annual meeting by a stockholder, such stockholder must have given timely notice thereof in proper written form to the Secretary and such business must otherwise be a proper matter for stockholder action. Subject to Section 2.7(a)(iii), a stockholder’s notice to the Secretary with respect to such business, to be timely, must be received by the Secretary at the principal executive offices of the Corporation not later than the close of business on the 90th day nor earlier than the close of business on the 120th day before the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is more than 30 days before or more than 60 days after such anniversary date (or if there has been no prior annual meeting), notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 120th day before the meeting and not later than the later of (x) the close of business on the 90th day before the meeting or (y) the close of business on the 10th day following the day on which public announcement of the date of the annual meeting is first made by the Corporation. The public announcement of an adjournment or postponement of an annual meeting shall not commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described in this Section 2.7(a).

(ii) To be in proper written form, a stockholder’s notice to the Secretary with respect to any business (other than nominations) must set forth as to each such matter such stockholder proposes to bring before the annual meeting (A) a brief description of the business desired to be brought before the annual meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event such business includes a proposal to amend these Bylaws, the language of the proposed amendment) and the reasons for conducting such business at the annual meeting, (B) the name and record address of such stockholder and the name and address of the beneficial owner, if any, on whose behalf the proposal is made, (C) the class or series and number of shares of capital stock of the Corporation that are owned beneficially and of record by such stockholder and by the beneficial owner, if any, on whose behalf the proposal is made, (D) a description of all arrangements or understandings between such stockholder and the beneficial owner, if any, on whose behalf the proposal is made and any other person or persons (including their names) in connection with the proposal of such business by such stockholder, (E) any material interest of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made in such business and (F) a representation that such stockholder (or a qualified representative of such stockholder) intends to appear in person or by proxy at the annual meeting to bring such business before the meeting.

(iii) The foregoing notice requirements of this Section 2.7(a) shall be deemed satisfied by a stockholder as to any proposal (other than nominations) if the stockholder has notified the Corporation of such stockholder’s intention to present such proposal at an annual meeting in compliance with Rule 14a-8 (or any successor thereof) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and such stockholder has complied with the requirements of such Rule for inclusion of such proposal in a proxy statement prepared by the Corporation to solicit proxies for such annual meeting. No business shall be conducted at the annual meeting of stockholders except business brought before the annual meeting in accordance with the procedures set forth in this Section 2.7(a), provided, however, that once business has been properly brought before the annual meeting in accordance with such procedures, nothing in this Section 2.7(a) shall be deemed to preclude discussion by any stockholder of any such business. If the Board or the chairman of the annual meeting determines that any stockholder proposal was not made in accordance with the provisions of this Section 2.7(a) or that the information provided in a stockholder’s notice does not satisfy the information requirements of this Section 2.7(a), such proposal shall not be presented for action at the annual meeting. Notwithstanding the foregoing provisions of this Section 2.7(a), if the stockholder (or a qualified representative of the stockholder) does not appear at the annual meeting of stockholders of the Corporation to present the proposed business, such proposed business shall not be transacted, notwithstanding that proxies in respect of such matter may have been received by the Corporation.

(iv) In addition to the provisions of this Section 2.7(a), a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth herein. Nothing in this Section 2.7(a) shall be deemed to affect any rights of stockholders to request inclusion of proposals in the Corporation’s proxy statement pursuant to Rule 14a-8 under the Exchange Act.

Annex B-4

(b) Special Meetings of Stockholders. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation’s notice of meeting. Nominations of persons for election to the Board may be made at a special meeting of stockholders at which directors are to be elected pursuant to the Corporation’s notice of meeting only pursuant to Section 3.5.

(c) Public Announcement. For purposes of these Bylaws, “public announcement” shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed or furnished by the Corporation with the Securities and Exchange Commission pursuant to Sections 13, 14 or 15(d) of the Exchange Act (or any successor thereto).

Section 2.8. Conduct of Meetings. The chairman of each annual and special meeting of stockholders shall be the Chairman of the Board or, in the absence (or inability or refusal to act) of the Chairman of the Board, the Chief Executive Officer (if he or she shall be a director) or, in the absence (or inability or refusal to act of the Chief Executive Officer or if the Chief Executive Officer is not a director, the President (if he or she shall be a director) or, in the absence (or inability or refusal to act) of the President or if the President is not a director, such other person as shall be appointed by the Board. The date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting shall be announced at the meeting by the chairman of the meeting. The Board may adopt such rules and regulations for the conduct of the meeting of stockholders as it shall deem appropriate. Except to the extent inconsistent with these Bylaws or such rules and regulations as adopted by the Board, the chairman of any meeting of stockholders shall have the right and authority to convene and to adjourn the meeting, to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board or prescribed by the chairman of the meeting, may include, without limitation, the following: (a) the establishment of an agenda or order of business for the meeting; (b) rules and procedures for maintaining order at the meeting and the safety of those present; (c) limitations on attendance at or participation in the meeting to stockholders of record of the Corporation, their duly authorized and constituted proxies or such other persons as the chairman of the meeting shall determine; (d) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (e) limitations on the time allotted to questions or comments by participants. Unless and to the extent determined by the Board or the chairman of the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure. The secretary of each annual and special meeting of stockholders shall be the Secretary or, in the absence (or inability or refusal to act) of the Secretary, an Assistant Secretary so appointed to act by the chairman of the meeting. In the absence (or inability or refusal to act) of the Secretary and all Assistant Secretaries, the chairman of the meeting may appoint any person to act as secretary of the meeting.

Section 2.9. Consents in Lieu of Meeting. Unless otherwise provided by the Certificate of Incorporation, until the Corporation consummates an initial public offering (“Offering”), any action required to be taken at any annual or special meeting of stockholders, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock entitled to vote thereon having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, and shall be delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation’s registered office shall be by hand or by certified or registered mail, return receipt requested.

Every written consent shall bear the date of signature of each stockholder who signs the consent, and no written consent shall be effective to take the corporate action referred to therein unless, within 60 days of the earliest dated consent delivered in the manner required by this section and the DGCL to the Corporation, written consents signed by a sufficient number of holders entitled to vote to take action are delivered to the Corporation by delivery to its registered office in Delaware, its principal place of business or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation’s registered office shall be by hand or by certified or registered mail, return receipt requested.

Annex B-5

ARTICLE III
DIRECTORS

Section 3.1. Powers. The business and affairs of the Corporation shall be managed by its Board of Directors, which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the Certificate of Incorporation or by these Bylaws directed or required to be exercised or done by the stockholders. Subject to compliance with the provisions of the DGCL, the powers of the Board of Directors shall include the power to make a liquidating distribution of the assets, and wind up the affairs of, the Corporation.

Section 3.2. Number and Qualifications. The number of directors which shall constitute the whole Board of Directors shall be not less than one (1) and not more than five (5). Within the limits above specified, the number of the directors of the Corporation shall be determined solely in the discretion of the Board of Directors. Directors need not be residents of Delaware or stockholders of the Corporation.

Section 3.3. Vacancies, Additional Directors; Removal from Office. If any vacancy occurs in the Board of Directors caused by death, resignation, retirement, disqualification, removal from office or otherwise, or if any new directorship is created by an increase in the authorized number of directors, a majority of the directors then in office, though less than a quorum, or a sole remaining director, may choose a successor or fill the newly created directorship. Subject to this Section 3.3, any director so chosen shall hold office for the unexpired term of his or her predecessor in his or her office and until his or her successor shall be elected and qualified, unless sooner displaced. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director. Except as prohibited by applicable law or the Certificate of Incorporation, any or all directors may be removed from office at any time, but only for cause and only by the affirmative vote of not less than the majority the outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class.

Section 3.4. Resignation. Any director may resign or voluntarily retire upon giving written notice to the Chairman of the Board or the Board of Directors. Such retirement or resignation shall be effective upon the giving of the notice, unless the notice specifies a later time for its effectiveness. If such retirement or resignation is effective at a future time, the Board of Directors may elect a successor to take office when the retirement or resignation becomes effective.

Section 3.5. Advance Notice for Nomination of Directors.

(a) Only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Corporation, except as may be otherwise provided by the terms of one or more series of Preferred Stock with respect to the rights of holders of one or more series of Preferred Stock to elect directors. Nominations of persons for election to the Board at any annual meeting of stockholders, or at any special meeting of stockholders called for the purpose of electing directors as set forth in the Corporation’s notice of such special meeting, may be made (i) by or at the direction of the Board or (ii) by any stockholder of the Corporation (x) who is a stockholder of record entitled to vote in the election of directors on the date of the giving of the notice provided for in this Section 3.5 and on the record date for the determination of stockholders entitled to vote at such meeting and (y) who complies with the notice procedures set forth in this Section 3.5.

(b) In addition to any other applicable requirements, for a nomination to be made by a stockholder, such stockholder must have given timely notice thereof in proper written form to the Secretary. To be timely, a stockholder’s notice to the Secretary must be received by the Secretary at the principal executive offices of the Corporation (i) in the case of an annual meeting, not later than the close of business on the 90th day nor earlier than the close of business on the 120th day before the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is more than 30 days before or more than 60 days after such anniversary date (or if there has been no prior annual meeting), notice by the stockholder to be timely must be so received not earlier than the close of business on the 120th day before the meeting and not later than the later of (x) the close of business on the 90th day before the meeting or (y) the close of business on the 10th day following the day on which public announcement of the date of the annual meeting was first made by the Corporation; and (ii) in the case of a special meeting of stockholders called for the purpose of electing directors, not later than the close of business on the 10th day following the day on which public announcement of the date of the special meeting is first made by the Corporation. In no event shall the public announcement of an adjournment or postponement of an annual meeting or special meeting commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described in this Section 3.5.

Annex B-6

(c) Notwithstanding anything in paragraph (b) to the contrary, in the event that the number of directors to be elected to the Board at an annual meeting is greater than the number of directors whose terms expire on the date of the annual meeting and there is no public announcement by the Corporation naming all of the nominees for the additional directors to be elected or specifying the size of the increased Board before the close of business on the 90th day prior to the anniversary date of the immediately preceding annual meeting of stockholders, a stockholder’s notice required by this Section 3.5 shall also be considered timely, but only with respect to nominees for the additional directorships created by such increase that are to be filled by election at such annual meeting, if it shall be received by the Secretary at the principal executive offices of the Corporation not later than the close of business on the 10th day following the date on which such public announcement was first made by the Corporation.

(d) To be in proper written form, a stockholder’s notice to the Secretary must set forth (i) as to each person whom the stockholder proposes to nominate for election as a director (A) the name, age, business address and residence address of the person, (B) the principal occupation or employment of the person, (C) the class or series and number of shares of capital stock of the Corporation that are owned beneficially or of record by the person and (D) any other information relating to the person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder; and (ii) as to the stockholder giving the notice (A) the name and record address of such stockholder as they appear on the Corporation’s books and the name and address of the beneficial owner, if any, on whose behalf the nomination is made, (B) the class or series and number of shares of capital stock of the Corporation that are owned beneficially and of record by such stockholder and the beneficial owner, if any, on whose behalf the nomination is made, (C) a description of all arrangements or understandings relating to the nomination to be made by such stockholder among such stockholder, the beneficial owner, if any, on whose behalf the nomination is made, each proposed nominee and any other person or persons (including their names), (D) a representation that such stockholder (or a qualified representative of such stockholder) intends to appear in person or by proxy at the meeting to nominate the persons named in its notice and (E) any other information relating to such stockholder and the beneficial owner, if any, on whose behalf the nomination is made that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder. Such notice must be accompanied by a written consent of each proposed nominee to being named as a nominee and to serve as a director if elected.

(e) If the Board or the chairman of the meeting of stockholders determines that any nomination was not made in accordance with the provisions of this Section 3.5, or that the information provided in a stockholder’s notice does not satisfy the information requirements of this Section 3.5, then such nomination shall not be considered at the meeting in question. Notwithstanding the foregoing provisions of this Section 3.5, if the stockholder (or a qualified representative of the stockholder) does not appear at the meeting of stockholders of the Corporation to present the nomination, such nomination shall be disregarded, notwithstanding that proxies in respect of such nomination may have been received by the Corporation.

(f) In addition to the provisions of this Section 3.5, a stockholder shall also comply with all of the applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth herein. Nothing in this Section 3.5 shall be deemed to affect any rights of the holders of Preferred Stock to elect directors pursuant to the Certificate of Incorporation.

Section 3.6. Compensation. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, the Board shall have the authority to fix the compensation of directors, including for service on a committee of the Board, and may be paid either a fixed sum for attendance at each meeting of the Board or other compensation as director. The directors may be reimbursed their expenses, if any, of attendance at each meeting of the Board. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor. Members of committees of the Board may be allowed like compensation and reimbursement of expenses for service on the committee.

Annex B-7

ARTICLE IV
BOARD MEETINGS

Section 4.1. Annual Meetings. The Board shall meet as soon as practicable after the adjournment of each annual stockholders meeting at the place of the annual stockholders meeting unless the Board shall fix another time and place and give notice thereof in the manner required herein for special meetings of the Board. No notice to the directors shall be necessary to legally convene this meeting, except as provided in this Section 4.1.

Section 4.2. Regular Meetings. Regularly scheduled, periodic meetings of the Board may be held without notice at such times, dates and places (within or without the State of Delaware) as shall from time to time be determined by the Board.

Section 4.3. Special Meetings. Special meetings of the Board (a) may be called by the Chairman of the Board or President and (b) shall be called by the Chairman of the Board, President or Secretary on the written request of at least a majority of directors then in office, or the sole director, as the case may be, and shall be held at such time, date and place (within or without the State of Delaware) as may be determined by the person calling the meeting or, if called upon the request of directors or the sole director, as specified in such written request. Notice of each special meeting of the Board shall be given, as provided in Section 9.3, to each director (i) at least 24 hours before the meeting if such notice is oral notice given personally or by telephone or written notice given by hand delivery or by means of a form of electronic transmission and delivery; (ii) at least two days before the meeting if such notice is sent by a nationally recognized overnight delivery service; and (iii) at least five days before the meeting if such notice is sent through the United States mail. If the Secretary shall fail or refuse to give such notice, then the notice may be given by the officer who called the meeting or the directors who requested the meeting. Any and all business that may be transacted at a regular meeting of the Board may be transacted at a special meeting. Except as may be otherwise expressly provided by applicable law, the Certificate of Incorporation, or these Bylaws, neither the business to be transacted at, nor the purpose of, any special meeting need be specified in the notice or waiver of notice of such meeting. A special meeting may be held at any time without notice if all the directors are present or if those not present waive notice of the meeting in accordance with Section 9.4.

Section 4.4. Quorum; Required Vote. A majority of the Board shall constitute a quorum for the transaction of business at any meeting of the Board, and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board, except as may be otherwise specifically provided by applicable law, the Certificate of Incorporation or these Bylaws. If a quorum shall not be present at any meeting, a majority of the directors present may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present.

Section 4.5. Consent In Lieu of Meeting. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board or any committee thereof may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions (or paper reproductions thereof) are filed with the minutes of proceedings of the Board or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

Section 4.6. Organization. The chairman of each meeting of the Board shall be the Chairman of the Board or, in the absence (or inability or refusal to act) of the Chairman of the Board, the Chief Executive Officer (if he or she shall be a director) or, in the absence (or inability or refusal to act) of the Chief Executive Officer or if the Chief Executive Officer is not a director, the President (if he or she shall be a director) or in the absence (or inability or refusal to act) of the President or if the President is not a director, a chairman elected from the directors present. The Secretary shall act as secretary of all meetings of the Board. In the absence (or inability or refusal to act) of the Secretary, an Assistant Secretary shall perform the duties of the Secretary at such meeting. In the absence (or inability or refusal to act) of the Secretary and all Assistant Secretaries, the chairman of the meeting may appoint any person to act as secretary of the meeting.

Section 4.7. Meeting by Conference Telephone or Other Communications Equipment. Any action required or permitted to be taken by the Board of Directors or any committee thereof may be taken by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other. Participation in a meeting pursuant to this Section 4.7 shall constitute presence in person at the meeting.

Annex B-8

Section 4.8. Rights of Inspection. Every director shall have the absolute right at any reasonable time to inspect and copy all books, records and documents of every kind and to inspect the physical properties of the Corporation and also of its subsidiary corporations, domestic or foreign. Such inspection by a director may be made in person or by agent or attorney and includes the right to copy and obtain extracts.

ARTICLE V
COMMITTEES OF DIRECTORS

Section 5.1. Establishment. The Board may by resolution of the Board designate one or more committees, each committee to consist of one or more of the directors of the Corporation. Each committee shall keep regular minutes of its meetings and report the same to the Board when required by the resolution designating such committee. The Board shall have the power at any time to fill vacancies in, to change the membership of, or to dissolve any such committee.

Section 5.2. Available Powers. Any committee established pursuant to Section 5.1 hereof, to the extent permitted by applicable law and by resolution of the Board, shall have and may exercise all of the powers and authority of the Board in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers that may require it.

Section 5.3. Alternate Members. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of such committee. In the absence or disqualification of a member of the committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he, she or they constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in place of any such absent or disqualified member.

Section 5.4. Procedures. Unless the Board otherwise provides, the time, date, place, if any, and notice of meetings of a committee shall be determined by such committee. At meetings of a committee, a majority of the number of members of the committee (but not including any alternate member, unless such alternate member has replaced any absent or disqualified member at the time of, or in connection with, such meeting) shall constitute a quorum for the transaction of business. The act of a majority of the members present at any meeting at which a quorum is present shall be the act of the committee, except as otherwise specifically provided by applicable law, the Certificate of Incorporation, these Bylaws or the Board. If a quorum is not present at a meeting of a committee, the members present may adjourn the meeting from time to time, without notice other than an announcement at the meeting, until a quorum is present. Unless the Board otherwise provides and except as provided in these Bylaws, each committee designated by the Board may make, alter, amend and repeal rules for the conduct of its business. In the absence of such rules each committee shall conduct its business in the same manner as the Board is authorized to conduct its business pursuant to Article III and Article IV of these Bylaws.

Section 5.5. Minutes. Each committee of directors shall keep regular minutes of its proceedings and report the same to the Board of Directors when required. The Corporation’s Secretary, any Assistant Secretary or any other designated person shall (a) serve as the Secretary of the special or standing committees of the Board of Directors of the Corporation, (b) keep regular minutes of standing or special committee proceedings, (c) make available to the Board of Directors, as required, copies of all resolutions adopted or minutes or reports of other actions recommended or taken by any such standing or special committee and (d) otherwise as requested keep the members of the Board of Directors apprised of the actions taken by such standing or special committees.

ARTICLE VI
OFFICERS

Section 6.1. Officers. The officers of the Corporation elected by the Board shall be a Chief Executive Officer, a Chief Financial Officer, a Secretary and such other officers (including without limitation, a Chairman of the Board, Presidents, Vice Presidents, Assistant Secretaries and a Treasurer) as the Board from time to time may determine. Officers elected by the Board shall each have such powers and duties as generally pertain to their respective offices, subject to the specific provisions of this Article VI. Such officers shall also have such powers and duties as from time to time may be conferred by the Board. The Chief Executive Officer or President may also appoint such other officers (including without limitation one or more Vice Presidents and Controllers) as may be necessary or desirable for the conduct of the business of the Corporation. Such other officers shall have such powers and duties and shall hold their offices for such terms as may be provided in these Bylaws or as may be prescribed by the Board or, if such officer has been appointed by the Chief Executive Officer or President, as may be prescribed by the appointing officer.

Annex B-9

(a) Chairman of the Board. The Chairman of the Board shall preside when present at all meetings of the stockholders and the Board. The Chairman of the Board shall have general supervision and control of the acquisition activities of the Corporation subject to the ultimate authority of the Board, and shall be responsible for the execution of the policies of the Board with respect to such matters. In the absence (or inability or refusal to act) of the Chairman of the Board, the Chief Executive Officer (if he or she shall be a director) shall preside when present at all meetings of the stockholders and the Board. The powers and duties of the Chairman of the Board shall not include supervision or control of the preparation of the financial statements of the Corporation (other than through participation as a member of the Board). The position of Chairman of the Board and Chief Executive Officer may be held by the same person.

(b) Chief Executive Officer. The Chief Executive Officer shall be the chief executive officer of the Corporation, shall have general supervision of the affairs of the Corporation and general control of all of its business subject to the ultimate authority of the Board, and shall be responsible for the execution of the policies of the Board with respect to such matters, except to the extent any such powers and duties have been prescribed to the Chairman of the Board pursuant to Section 6.1(a) above. In the absence (or inability or refusal to act) of the Chairman of the Board, the Chief Executive Officer (if he or she shall be a director) shall preside when present at all meetings of the stockholders and the Board. The position of Chief Executive Officer and President may be held by the same person.

(c) President. The President shall make recommendations to the Chief Executive Officer on all operational matters that would normally be reserved for the final executive responsibility of the Chief Executive Officer. In the absence (or inability or refusal to act) of the Chairman of the Board and Chief Executive Officer, the President (if he or she shall be a director) shall preside when present at all meetings of the stockholders and the Board. The President shall also perform such duties and have such powers as shall be designated by the Board. The position of President and Chief Executive Officer may be held by the same person.

(d) Vice Presidents. In the absence (or inability or refusal to act) of the President, the Vice President (or in the event there be more than one Vice President, the Vice Presidents in the order designated by the Board) shall perform the duties and have the powers of the President. Any one or more of the Vice Presidents may be given an additional designation of rank or function.

(e) Secretary.

(i) The Secretary shall attend all meetings of the stockholders, the Board and (as required) committees of the Board and shall record the proceedings of such meetings in books to be kept for that purpose. The Secretary shall give, or cause to be given, notice of all meetings of the stockholders and special meetings of the Board and shall perform such other duties as may be prescribed by the Board, the Chairman of the Board, Chief Executive Officer or President. The Secretary shall have custody of the corporate seal of the Corporation and the Secretary, or any Assistant Secretary, shall have authority to affix the same to any instrument requiring it, and when so affixed, it may be attested by his or her signature or by the signature of such Assistant Secretary. The Board may give general authority to any other officer to affix the seal of the Corporation and to attest the affixing thereof by his or her signature.

(ii) The Secretary shall keep, or cause to be kept, at the principal executive office of the Corporation or at the office of the Corporation’s transfer agent or registrar, if one has been appointed, a stock ledger, or duplicate stock ledger, showing the names of the stockholders and their addresses, the number and classes of shares held by each and, with respect to certificated shares, the number and date of certificates issued for the same and the number and date of certificates cancelled.

(f) Assistant Secretaries. The Assistant Secretary or, if there be more than one, the Assistant Secretaries in the order determined by the Board shall, in the absence (or inability or refusal to act) of the Secretary, perform the duties and have the powers of the Secretary.

(g) Chief Financial Officer. The Chief Financial Officer shall perform all duties commonly incident to that office (including, without limitation, the care and custody of the funds and securities of the Corporation, which from time to time may come into the Chief Financial Officer’s hands and the deposit of the funds of the Corporation in such banks or trust companies as the Board, the Chief Executive Officer or the President may authorize).

(h) Treasurer. The Treasurer shall, in the absence (or inability or refusal to act) of the Chief Financial Officer, perform the duties and exercise the powers of the Chief Financial Officer.

Annex B-10

Section 6.2. Term of Office; Removal; Vacancies. The elected officers of the Corporation shall be appointed by the Board and shall hold office until their successors are duly elected and qualified by the Board or until their earlier death, resignation, retirement, disqualification, or removal from office. Any officer may be removed, with or without cause, at any time by the Board. Any officer appointed by the Chief Executive Officer or President may also be removed, with or without cause, by the Chief Executive Officer or President, as the case may be, unless the Board otherwise provides. Any vacancy occurring in any elected office of the Corporation may be filled by the Board. Any vacancy occurring in any office appointed by the Chief Executive Officer or President may be filled by the Chief Executive Officer, or President, as the case may be, unless the Board then determines that such office shall thereupon be elected by the Board, in which case the Board shall elect such officer.

Section 6.3. Other Officers. The Board may delegate the power to appoint such other officers and agents, and may also remove such officers and agents or delegate the power to remove same, as it shall from time to time deem necessary or desirable.

Section 6.4. Multiple Officeholders; Stockholder and Director Officers. Any number of offices may be held by the same person unless the Certificate of Incorporation or these Bylaws otherwise provide. Officers need not be stockholders or residents of the State of Delaware.

Section 6.5. Compensation. The compensation of the officers shall be determined by the Board of Directors or a designated committee thereof (and in the case of officers other than the President or Chief Executive Officer (if such office is filled), with the consultation of the President and Chief Executive Officer). No officer who is also a director shall be prevented from receiving such compensation by reason of his or her also being a director.

ARTICLE VII
SHARES

Section 7.1. Certificated and Uncertificated Shares. The shares of the Corporation may be certificated or uncertificated, subject to the sole discretion of the Board and the requirements of the DGCL.

Section 7.2. Multiple Classes of Stock. If the Corporation shall be authorized to issue more than one class of stock or more than one series of any class, the Corporation shall (a) cause the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights to be set forth in full or summarized on the face or back of any certificate that the Corporation issues to represent shares of such class or series of stock or (b) in the case of uncertificated shares, within a reasonable time after the issuance or transfer of such shares, send to the registered owner thereof a written notice containing the information required to be set forth on certificates as specified in clause (a) above; provided, however, that, except as otherwise provided by applicable law, in lieu of the foregoing requirements, there may be set forth on the face or back of such certificate or, in the case of uncertificated shares, on such written notice a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences or rights.

Section 7.3. Signatures. Each certificate representing capital stock of the Corporation shall be signed by or in the name of the Corporation by (a) the Chairman of the Board, Chief Executive Officer, the President or a Vice President and (b) the Treasurer, an Assistant Treasurer, the Secretary or an Assistant Secretary of the Corporation. Any or all the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, such certificate may be issued by the Corporation with the same effect as if such person were such officer, transfer agent or registrar on the date of issue.

Section 7.4. Consideration and Payment for Shares.

(a) Subject to applicable law and the Certificate of Incorporation, shares of stock may be issued for such consideration, having in the case of shares with par value a value not less than the par value thereof, and to such persons, as determined from time to time by the Board. The consideration may consist of any tangible or intangible property or any benefit to the Corporation including cash, promissory notes, services performed, contracts for services to be performed or other securities, or any combination thereof.

Annex B-11

(b) Subject to applicable law and the Certificate of Incorporation, shares may not be issued until the full amount of the consideration has been paid, unless upon the face or back of each certificate issued to represent any partly paid shares of capital stock or upon the books and records of the Corporation in the case of partly paid uncertificated shares, there shall have been set forth the total amount of the consideration to be paid therefor and the amount paid thereon up to and including the time said certificate representing certificated shares or said uncertificated shares are issued.

Section 7.5. Lost, Destroyed or Wrongfully Taken Certificates.

(a) If an owner of a certificate representing shares claims that such certificate has been lost, destroyed or wrongfully taken, the Corporation shall issue a new certificate representing such shares or such shares in uncertificated form if the owner: (i) requests such a new certificate before the Corporation has notice that the certificate representing such shares has been acquired by a protected purchaser; (ii) if requested by the Corporation, delivers to the Corporation a bond sufficient to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, wrongful taking or destruction of such certificate or the issuance of such new certificate or uncertificated shares; and (iii) satisfies other reasonable requirements imposed by the Corporation.

(b) If a certificate representing shares has been lost, apparently destroyed or wrongfully taken, and the owner fails to notify the Corporation of that fact within a reasonable time after the owner has notice of such loss, apparent destruction or wrongful taking and the Corporation registers a transfer of such shares before receiving notification, the owner shall be precluded from asserting against the Corporation any claim for registering such transfer or a claim to a new certificate representing such shares or such shares in uncertificated form.

Section 7.6. Transfer of Stock.

(a) If a certificate representing shares of the Corporation is presented to the Corporation with an endorsement requesting the registration of transfer of such shares or an instruction is presented to the Corporation requesting the registration of transfer of uncertificated shares, the Corporation shall register the transfer as requested if:

(i) in the case of certificated shares, the certificate representing such shares has been surrendered;

(ii) (A) with respect to certificated shares, the endorsement is made by the person specified by the certificate as entitled to such shares; (B) with respect to uncertificated shares, an instruction is made by the registered owner of such uncertificated shares; or (C) with respect to certificated shares or uncertificated shares, the endorsement or instruction is made by any other appropriate person or by an agent who has actual authority to act on behalf of the appropriate person;

(iii) the Corporation has received a guarantee of signature of the person signing such endorsement or instruction or such other reasonable assurance that the endorsement or instruction is genuine and authorized as the Corporation may request;

(iv) the transfer does not violate any restriction on transfer imposed by the Corporation that is enforceable in accordance with Section 7.8(a); and

(v) such other conditions for such transfer as shall be provided for under applicable law have been satisfied.

(b) Whenever any transfer of shares shall be made for collateral security and not absolutely, the Corporation shall so record such fact in the entry of transfer if, when the certificate for such shares is presented to the Corporation for transfer or, if such shares are uncertificated, when the instruction for registration of transfer thereof is presented to the Corporation, both the transferor and transferee request the Corporation to do so.

Section 7.7. Registered Stockholders. Before due presentment for registration of transfer of a certificate representing shares of the Corporation or of an instruction requesting registration of transfer of uncertificated shares, the Corporation may treat the registered owner as the person exclusively entitled to inspect for any proper purpose the stock ledger and the other books and records of the Corporation, vote such shares, receive dividends or notifications with respect to such shares and otherwise exercise all the rights and powers of the owner of such shares, except that a person who is the beneficial owner of such shares (if held in a voting trust or by a nominee on behalf of such person) may, upon providing documentary evidence of beneficial ownership of such shares and satisfying such other conditions as are provided under applicable law, may also so inspect the books and records of the Corporation.

Annex B-12

Section 7.8. Effect of the Corporation’s Restriction on Transfer.

(a) A written restriction on the transfer or registration of transfer of shares of the Corporation or on the amount of shares of the Corporation that may be owned by any person or group of persons, if permitted by the DGCL and noted conspicuously on the certificate representing such shares or, in the case of uncertificated shares, contained in a notice, offering circular or prospectus sent by the Corporation to the registered owner of such shares within a reasonable time prior to or after the issuance or transfer of such shares, may be enforced against the holder of such shares or any successor or transferee of the holder including an executor, administrator, trustee, guardian or other fiduciary entrusted with like responsibility for the person or estate of the holder.

(b) A restriction imposed by the Corporation on the transfer or the registration of shares of the Corporation or on the amount of shares of the Corporation that may be owned by any person or group of persons, even if otherwise lawful, is ineffective against a person without actual knowledge of such restriction unless: (i) the shares are certificated and such restriction is noted conspicuously on the certificate; or (ii) the shares are uncertificated and such restriction was contained in a notice, offering circular or prospectus sent by the Corporation to the registered owner of such shares within a reasonable time prior to or after the issuance or transfer of such shares.

Section 7.9. Regulations. The Board shall have power and authority to make such additional rules and regulations, subject to any applicable requirement of law, as the Board may deem necessary and appropriate with respect to the issue, transfer or registration of transfer of shares of stock or certificates representing shares. The Board may appoint one or more transfer agents or registrars and may require for the validity thereof that certificates representing shares bear the signature of any transfer agent or registrar so appointed.

ARTICLE VIII
INDEMNIFICATION

Section 8.1. Right to Indemnification. To the fullest extent permitted by applicable law, as the same exists or may hereafter be amended, the Corporation shall indemnify and hold harmless each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a “proceeding”), by reason of the fact that he or she is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, other enterprise or nonprofit entity, including service with respect to an employee benefit plan (hereinafter an “Indemnitee”), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent, or in any other capacity while serving as a director, officer, employee or agent, against all liability and loss suffered and expenses (including, without limitation, attorneys’ fees, judgments, fines, ERISA excise taxes and penalties and amounts paid in settlement) reasonably incurred by such Indemnitee in connection with such proceeding; provided, however, that, except as provided in Section 8.3 with respect to proceedings to enforce rights to indemnification, the Corporation shall indemnify an Indemnitee in connection with a proceeding (or part thereof) initiated by such Indemnitee only if such proceeding (or part thereof) was authorized by the Board.

Section 8.2. Right to Reimbursement and Advancement of Expenses. The Corporation shall, from time to time, reimburse or advance to any director or officer or other person entitled to indemnification under this Article 10, the funds necessary for payment of expenses (including attorneys’ fees and disbursements) actually and reasonably incurred by such person in defending or testifying in a civil, criminal, administrative or investigative action, suit or proceeding; provided, however, that the Corporation may pay such expenses in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined by final judicial decision that such director or officer is not entitled to be indemnified by the Corporation against such expenses as authorized by this Article 8, and the Corporation may enter into agreements with such persons for the purpose of providing for such advances.

Section 8.3. Right of Indemnitee to Bring Suit. If a claim under Section 8.1 or Section 8.2 is not paid in full by the Corporation within 60 days after a written claim therefor has been received by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be 20 days, the Indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses

Annex B-13

pursuant to the terms of an undertaking, the Indemnitee shall also be entitled to be paid the expense of prosecuting or defending such suit. In (a) any suit brought by the Indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by an Indemnitee to enforce a right to an advancement of expenses) it shall be a defense that, and (b) in any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final judicial decision from which there is no further right to appeal (hereinafter a “final adjudication”) that, the Indemnitee has not met any applicable standard for indemnification set forth in the DGCL. Neither the failure of the Corporation (including its directors who are not parties to such action, a committee of such directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the Indemnitee is proper in the circumstances because the Indemnitee has met the applicable standard of conduct set forth in the DGCL, nor an actual determination by the Corporation (including a determination by its directors who are not parties to such action, a committee of such directors, independent legal counsel, or its stockholders) that the Indemnitee has not met such applicable standard of conduct, shall create a presumption that the Indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the Indemnitee, shall be a defense to such suit. In any suit brought by the Indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the Indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article VIII or otherwise shall be on the Corporation.

Section 8.4. Non-Exclusivity of Rights. The rights provided to any Indemnitee pursuant to this Article VIII shall not be exclusive of any other right, which such Indemnitee may have or hereafter acquire under applicable law, the Certificate of Incorporation, these Bylaws, an agreement, a vote of stockholders or disinterested directors, or otherwise.

Section 8.5. Insurance. The Corporation may maintain insurance, at its expense, to protect itself and/or any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the DGCL.

Section 8.6. Indemnification of Other Persons. This Article VIII shall not limit the right of the Corporation to the extent and in the manner authorized or permitted by law to indemnify and to advance expenses to persons other than Indemnitees. Without limiting the foregoing, the Corporation may, to the extent authorized from time to time by the Board, grant rights to indemnification and to the advancement of expenses to any employee or agent of the Corporation and to any other person who is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, to the fullest extent of the provisions of this Article VIII with respect to the indemnification and advancement of expenses of Indemnitees under this Article VIII.

Section 8.7. Amendments. Any repeal or amendment of this Article VIII by the Board or the stockholders of the Corporation or by changes in applicable law, or the adoption of any other provision of these Bylaws inconsistent with this Article VIII, will, to the extent permitted by applicable law, be prospective only (except to the extent such amendment or change in applicable law permits the Corporation to provide broader indemnification rights to Indemnitees on a retroactive basis than permitted prior thereto), and will not in any way diminish or adversely affect any right or protection existing hereunder in respect of any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision; provided however, that amendments or repeals of this Article VIII shall require the affirmative vote of the stockholders holding at least 66.7% of the voting power of all outstanding shares of capital stock of the Corporation.

Section 8.8. Certain Definitions. For purposes of this Article VIII, (a) references to “other enterprise” shall include any employee benefit plan; (b) references to “fines” shall include any excise taxes assessed on a person with respect to an employee benefit plan; (c) references to “serving at the request of the Corporation” shall include any service that imposes duties on, or involves services by, a person with respect to any employee benefit plan, its participants, or beneficiaries; and (d) a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interest of the Corporation” for purposes of Section 145 of the DGCL.

Annex B-14

Section 8.9. Contract Rights. The rights provided to Indemnitees pursuant to this Article VIII shall be contract rights and such rights shall continue as to an Indemnitee who has ceased to be a director, officer, agent or employee and shall inure to the benefit of the Indemnitee’s heirs, executors and administrators.

Section 8.10. Severability. If any provision or provisions of this Article VIII shall be held to be invalid, illegal or unenforceable for any reason whatsoever: (a) the validity, legality and enforceability of the remaining provisions of this Article VIII shall not in any way be affected or impaired thereby; and (b) to the fullest extent possible, the provisions of this Article VIII (including, without limitation, each such portion of this Article VIII containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to give effect to the intent manifested by the provision held invalid, illegal or unenforceable.

Section 8.11. Non-Exclusive Rights. The rights to indemnification and reimbursement or advancement of expenses provided by, or granted pursuant to, this Article 8 shall not be deemed exclusive of any other rights to which a person seeking indemnification or reimbursement or advancement of expenses may have or hereafter be entitled under any statute, the Amended and Restated Certificate of Incorporation, these Bylaws, any agreement, any vote of stockholders or disinterested directors or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office.

Section 8.12. Survival. The rights to indemnification and reimbursement or advancement of expenses provided by, or granted pursuant to, this Article 8 shall continue as to a person who has ceased to be a director or officer (or other person indemnified hereunder) and shall inure to the benefit of the executors, administrators, legatees and distributees of such person.

Section 8.13. Enforceability. The rights to indemnification and reimbursement or advancement of expenses provided by, or granted pursuant to, this Article 8 shall be enforceable by any person entitled to such indemnification or reimbursement or advancement of expenses in any court of competent jurisdiction. The burden of proving that such indemnification or reimbursement or advancement of expenses is not appropriate shall be on the Corporation. Neither the failure of the Corporation (including its Board of Directors, its independent legal counsel and its stockholders) to have made a determination prior to the commencement of such action that such indemnification or reimbursement or advancement of expenses is proper in the circumstances nor an actual determination by the Corporation (including its Board of Directors, its independent legal counsel and its stockholders) that such person is not entitled to such indemnification or reimbursement or advancement of expenses shall constitute a defense to the action or create a presumption that such person is not so entitled. Such a person shall also be indemnified for any expenses incurred in connection with successfully establishing his or her right to such indemnification or reimbursement or advancement of expenses, in whole or in part, in any such proceeding.

Section 8.14. Persons Covered. Any director or officer of the Corporation serving in any capacity for (a) another corporation of which a majority of the shares entitled to vote in the election of its directors is held, directly or indirectly, by the Corporation or (b) any employee benefit plan of the Corporation or any corporation referred to in clause (a), shall be deemed to be doing so at the request of the Corporation.

Section 8.15. Applicable Law. Any person entitled to be indemnified or to reimbursement or advancement of expenses as a matter of right pursuant to this Article 8 may elect to have the right to indemnification or reimbursement or advancement of expenses interpreted on the basis of the applicable law in effect at the time of the occurrence of the event or events giving rise to the applicable action, suit or proceeding, to the extent permitted by law, or on the basis of the applicable law in effect at the time such indemnification or reimbursement or advancement of expenses is sought. Such election shall be made, by providing notice in writing to the Corporation, at the time indemnification or reimbursement or advancement of expenses is sought; provided, however, that if no such notice is given, the right to indemnification or reimbursement or advancement of expenses shall be determined by the law in effect at the time indemnification or reimbursement or advancement of expenses is sought.

Section 8.16. Contested Director Indemnification. Notwithstanding anything to the contrary contained in these Bylaws, a director who was elected in any Contested Election who is not a continuing director shall not be entitled to any indemnification or advancement of expenses unless and until a majority of the continuing directors vote that the indemnification provisions set forth in the Certificate of Incorporation shall apply to such newly elected director.

Annex B-15

ARTICLE IX
MISCELLANEOUS

Section 9.1. Place of Meetings. If the place of any meeting of stockholders, the Board or committee of the Board for which notice is required under these Bylaws is not designated in the notice of such meeting, such meeting shall be held at the principal business office of the Corporation; provided, however, if the Board has, in its sole discretion, determined that a meeting shall not be held at any place, but instead shall be held by means of remote communication pursuant to Section 9.5 hereof, then such meeting shall not be held at any place.

Section 9.2. Fixing Record Dates.

(a) In order that the Corporation may determine the stockholders entitled to notice of any meeting of stockholders or any adjournment thereof, the Board may fix a record date, which shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which record date shall not be more than 60 nor less than 10 days before the date of such meeting. If the Board so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board, the record date for determining stockholders entitled to notice of and to vote at a meeting of stockholders shall be at the close of business on the business day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the business day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for the adjourned meeting, and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance with the foregoing provisions of this Section 9.2(a) at the adjourned meeting.

(b) In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto.

Section 9.3. Means of Giving Notice.

(a) Notice to Directors. Whenever under applicable law, the Certificate of Incorporation or these Bylaws notice is required to be given to any director, such notice shall be given either (i) in writing and sent by mail, or by a nationally recognized delivery service, (ii) by means of facsimile telecommunication or other form of electronic transmission, or (iii) by oral notice given personally or by telephone. A notice to a director will be deemed given as follows: (i) if given by hand delivery, orally, or by telephone, when actually received by the director, (ii) if sent through the United States mail, when deposited in the United States mail, with postage and fees thereon prepaid, addressed to the director at the director’s address appearing on the records of the Corporation, (iii) if sent for next day delivery by a nationally recognized overnight delivery service, when deposited with such service, with fees thereon prepaid, addressed to the director at the director’s address appearing on the records of the Corporation, (iv) if sent by facsimile telecommunication, when sent to the facsimile transmission number for such director appearing on the records of the Corporation, (v) if sent by electronic mail, when sent to the electronic mail address for such director appearing on the records of the Corporation, or (vi) if sent by any other form of electronic transmission, when sent to the address, location or number (as applicable) for such director appearing on the records of the Corporation.

(b) Notice to Stockholders. Whenever under applicable law, the Certificate of Incorporation or these Bylaws notice is required to be given to any stockholder, such notice may be given (i) in writing and sent either by hand delivery, through the United States mail, or by a nationally recognized overnight delivery service for next day delivery, or (ii) by means of a form of electronic transmission consented to by the stockholder, to the extent permitted by, and subject to the conditions set forth in Section 232 of the DGCL. A notice to a stockholder shall be deemed given as follows: (i) if given by hand delivery, when actually received by the stockholder, (ii) if sent through the United States mail, when deposited in the United States mail, with postage and fees thereon prepaid, addressed to the stockholder at the

Annex B-16

stockholder’s address appearing on the stock ledger of the Corporation, (iii) if sent for next day delivery by a nationally recognized overnight delivery service, when deposited with such service, with fees thereon prepaid, addressed to the stockholder at the stockholder’s address appearing on the stock ledger of the Corporation, and (iv) if given by a form of electronic transmission consented to by the stockholder to whom the notice is given and otherwise meeting the requirements set forth above, (A) if by facsimile transmission, when directed to a number at which the stockholder has consented to receive notice, (B) if by electronic mail, when directed to an electronic mail address at which the stockholder has consented to receive notice, (C) if by a posting on an electronic network together with separate notice to the stockholder of such specified posting, upon the later of (1) such posting and (2) the giving of such separate notice, and (D) if by any other form of electronic transmission, when directed to the stockholder. A stockholder may revoke such stockholder’s consent to receiving notice by means of electronic communication by giving written notice of such revocation to the Corporation. Any such consent shall be deemed revoked if (1) the Corporation is unable to deliver by electronic transmission two consecutive notices given by the Corporation in accordance with such consent and (2) such inability becomes known to the Secretary or an Assistant Secretary or to the Corporation’s transfer agent, or other person responsible for the giving of notice; provided, however, the inadvertent failure to treat such inability as a revocation shall not invalidate any meeting or other action.

(c) Electronic Transmission. “Electronic transmission” means any form of communication, not directly involving the physical transmission of paper, that creates a record that may be retained, retrieved and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process, including but not limited to transmission by telex, facsimile telecommunication, electronic mail, telegram and cablegram.

(d) Notice to Stockholders Sharing Same Address. Without limiting the manner by which notice otherwise may be given effectively by the Corporation to stockholders, any notice to stockholders given by the Corporation under any provision of the DGCL, the Certificate of Incorporation or these Bylaws shall be effective if given by a single written notice to stockholders who share an address if consented to by the stockholders at that address to whom such notice is given. A stockholder may revoke such stockholder’s consent by delivering written notice of such revocation to the Corporation. Any stockholder who fails to object in writing to the Corporation within 60 days of having been given written notice by the Corporation of its intention to send such a single written notice shall be deemed to have consented to receiving such single written notice.

(e) Exceptions to Notice Requirements. Whenever notice is required to be given, under the DGCL, the Certificate of Incorporation or these Bylaws, to any person with whom communication is unlawful, the giving of such notice to such person shall not be required and there shall be no duty to apply to any governmental authority or agency for a license or permit to give such notice to such person. Any action or meeting that shall be taken or held without notice to any such person with whom communication is unlawful shall have the same force and effect as if such notice had been duly given. In the event that the action taken by the Corporation is such as to require the filing of a certificate with the Secretary of State of Delaware, the certificate shall state, if such is the fact and if notice is required, that notice was given to all persons entitled to receive notice except such persons with whom communication is unlawful.

Whenever notice is required to be given by the Corporation, under any provision of the DGCL, the Certificate of Incorporation or these Bylaws, to any stockholder to whom (1) notice of two consecutive annual meetings of stockholders and all notices of stockholder meetings or of the taking of action by written consent of stockholders without a meeting to such stockholder during the period between such two consecutive annual meetings, or (2) all, and at least two payments (if sent by first-class mail) of dividends or interest on securities during a 12-month period, have been mailed addressed to such stockholder at such stockholder’s address as shown on the records of the Corporation and have been returned undeliverable, the giving of such notice to such stockholder shall not be required. Any action or meeting that shall be taken or held without notice to such stockholder shall have the same force and effect as if such notice had been duly given. If any such stockholder shall deliver to the Corporation a written notice setting forth such stockholder’s then current address, the requirement that notice be given to such stockholder shall be reinstated. In the event that the action taken by the Corporation is such as to require the filing of a certificate with the Secretary of State of Delaware, the certificate need not state that notice was not given to persons to whom notice was not required to be given pursuant to Section 230(b) of the DGCL. The exception in subsection (1) of the first sentence of this paragraph to the requirement that notice be given shall not be applicable to any notice returned as undeliverable if the notice was given by electronic transmission.

Annex B-17

Section 9.4. Waiver of Notice. Whenever any notice is required to be given under applicable law, the Certificate of Incorporation, or these Bylaws, a written waiver of such notice, signed by the person or persons entitled to said notice, or a waiver by electronic transmission by the person entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent to such required notice. All such waivers shall be kept with the books of the Corporation. Attendance at a meeting shall constitute a waiver of notice of such meeting, except where a person attends for the express purpose of objecting to the transaction of any business on the ground that the meeting was not lawfully called or convened.

Section 9.5. Meeting Attendance via Remote Communication Equipment.

(a) Stockholder Meetings. If authorized by the Board in its sole discretion, and subject to such guidelines and procedures as the Board may adopt, stockholders entitled to vote at such meeting and proxy holders not physically present at a meeting of stockholders may, by means of remote communication:

(i) participate in a meeting of stockholders; and

(ii) be deemed present in person and vote at a meeting of stockholders, whether such meeting is to be held at a designated place or solely by means of remote communication, provided that (A) the Corporation shall implement reasonable measures to verify that each person deemed present and permitted to vote at the meeting by means of remote communication is a stockholder or proxy holder, (B) the Corporation shall implement reasonable measures to provide such stockholders and proxy holders a reasonable opportunity to participate in the meeting and, if entitled to vote, to vote on matters submitted to the applicable stockholders, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with such proceedings, and (C) if any stockholder or proxy holder votes or takes other action at the meeting by means of remote communication, a record of such votes or other action shall be maintained by the Corporation.

(b) Board Meetings. Unless otherwise restricted by applicable law, the Certificate of Incorporation or these Bylaws, members of the Board or any committee thereof may participate in a meeting of the Board or any committee thereof by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other. Such participation in a meeting shall constitute presence in person at the meeting, except where a person participates in the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting was not lawfully called or convened.

Section 9.6. Dividends. The Board may from time to time declare, and the Corporation may pay, dividends (payable in cash, property or shares of the Corporation’s capital stock) on the Corporation’s outstanding shares of capital stock, subject to applicable law and the Certificate of Incorporation.

Section 9.7. Reserves. The Board may set apart out of the funds of the Corporation available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve.

Section 9.8. Contracts and Negotiable Instruments. Except as otherwise provided by applicable law, the Certificate of Incorporation or these Bylaws, any contract, bond, deed, lease, mortgage or other instrument may be executed and delivered in the name and on behalf of the Corporation by such officer or officers or other employee or employees of the Corporation as the Board may from time to time authorize. Such authority may be general or confined to specific instances as the Board may determine. The Chairman of the Board, the Chief Executive Officer, the President, the Chief Financial Officer, the Treasurer or any Vice President may execute and deliver any contract, bond, deed, lease, mortgage or other instrument in the name and on behalf of the Corporation. Subject to any restrictions imposed by the Board, the Chairman of the Board Chief Executive Officer, President, the Chief Financial Officer, the Treasurer or any Vice President may delegate powers to execute and deliver any contract, bond, deed, lease, mortgage or other instrument in the name and on behalf of the Corporation to other officers or employees of the Corporation under such person’s supervision and authority, it being understood, however, that any such delegation of power shall not relieve such officer of responsibility with respect to the exercise of such delegated power.

Section 9.9. Fiscal Year. The fiscal year of the Corporation shall be fixed by the Board.

Section 9.10. Seal. The Board may adopt a corporate seal, which shall be in such form as the Board determines. The seal may be used by causing it or a facsimile thereof to be impressed, affixed or otherwise reproduced.

Annex B-18

Section 9.11. Books and Records. The books and records of the Corporation may be kept within or outside the State of Delaware at such place or places as may from time to time be designated by the Board.

Section 9.12. Resignation. Any director, committee member or officer may resign by giving notice thereof in writing or by electronic transmission to the Chairman of the Board, the Chief Executive Officer, the President or the Secretary. The resignation shall take effect at the time it is delivered unless the resignation specifies a later effective date or an effective date determined upon the happening of an event or events. Unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Section 9.13. Surety Bonds. Such officers, employees and agents of the Corporation (if any) as the Chairman of the Board, Chief Executive Officer, President or the Board may direct, from time to time, shall be bonded for the faithful performance of their duties and for the restoration to the Corporation, in case of their death, resignation, retirement, disqualification or removal from office, of all books, papers, vouchers, money and other property of whatever kind in their possession or under their control belonging to the Corporation, in such amounts and by such surety companies as the Chairman of the Board, Chief Executive Officer, President or the Board may determine. The premiums on such bonds shall be paid by the Corporation and the bonds so furnished shall be in the custody of the Secretary.

Section 9.14. Securities of Other Corporations. Powers of attorney, proxies, waivers of notice of meeting, consents in writing and other instruments relating to securities owned by the Corporation may be executed in the name of and on behalf of the Corporation by the Chairman of the Board, Chief Executive Officer, President, any Vice President or any officers authorized by the Board. Any such officer, may, in the name of and on behalf of the Corporation, take all such action as any such officer may deem advisable to vote in person or by proxy at any meeting of security holders of any corporation in which the Corporation may own securities, or to consent in writing, in the name of the Corporation as such holder, to any action by such corporation, and at any such meeting or with respect to any such consent shall possess and may exercise any and all rights and power incident to the ownership of such securities and which, as the owner thereof, the Corporation might have exercised and possessed. The Board may from time to time confer like powers upon any other person or persons.

Section 9.15. Amendments. The Board shall have the power to adopt, amend, alter or repeal the Bylaws. The affirmative vote of a majority of the Board shall be required to adopt, amend, alter or repeal the Bylaws. The Bylaws also may be adopted, amended, altered or repealed by the stockholders; provided, however, that in addition to any vote of the holders of any class or series of capital stock of the Corporation required by applicable law or the Certificate of Incorporation, the affirmative vote of the holders of at least a majority of the voting power (except as otherwise provided in Section 8.7) of all outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required for the stockholders to adopt, amend, alter or repeal the Bylaws.

Section 9.16. Exclusive Forum. Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any state law claims for (i) any derivative action or proceeding brought on behalf of the Corporation (other than derivative actions brought to enforce any duty or liability created by the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or the rules and regulations promulgated thereunder), (ii) any action asserting a claim of breach of, or based on, a fiduciary duty owed by any current or former director, officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim against the Corporation or any current or former director, officer, or other employee or stockholder of the Corporation arising pursuant to any provision of the DGCL, the Certificate of Incorporation or these Bylaws, or (iv) any action asserting a claim against the Corporation governed by the internal affairs doctrine. Unless the Corporation consents in writing to the selection of an alternative forum, but only to the extent permitted by applicable law, the United States District Court for the District of Delaware shall be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, the Exchange Act, the rules and regulations promulgated thereunder, or any ancillary claims related thereto which are subject to the ancillary jurisdiction of the federal courts.

Annex B-19

Annex C

AMENDED & RESTATED

CERTIFICATE OF INCORPORATION

OF

FOXX DEVELOPMENT HOLDINGS INC.

Foxx Development Holdings Inc., a corporation existing under the laws of the State of Delaware, hereby certifies as follows:

1.    The name of the corporation is Foxx Development Holdings Inc. (the “Corporation”).

2.    The Corporation’s Certificate of Incorporation was filed in the office of the Secretary of State of the State of Delaware on November 13, 2023.

3.    This Amended & Restated Certificate of Incorporation (the “Amended and Restated Certificate of Incorporation” or the “Certificate”) restates, integrates, and amends the Certificate of Incorporation of the Corporation.

4.    This Amended and Restated Certificate of Incorporation was duly adopted by the written consent of the directors and stockholders of the Corporation in accordance with the applicable provisions of Sections 141(f), 228, 242, and 245 of the General Corporation Law of the State of Delaware, as amended from time to time (the “DGCL”).

5.    The text of the Certificate of Incorporation of the Corporation is hereby amended and restated to read in full as follows:

ARTICLE I

The name of the Corporation is Foxx Development Holdings Inc. (the “Corporation”).

ARTICLE II

The registered office of the corporation in the State of Delaware is located at 108 W. 13th Street, Suite 100, Wilmington, DE 19801, New Castle County. The name of the registered agent at such address upon whom process against this corporation may be served is Vcorp Agent Services, Inc., 108 W. 13th Street, Suite 100, Wilmington, DE 19801, New Castle County.

ARTICLE III

The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL.

ARTICLE IV

Section 4.1. Authorized Capital Stock. This Corporation is authorized to issue one class of shares to be designated Common Stock. The total number of shares of Common Stock the Corporation has authority to issue is 50,000,000 with par value of $0.0001 per share.

Section 4.2. Common Stock.

(a) General. All shares of Common Stock shall be identical and shall entitle the holders thereof to the same powers, preferences, qualifications, limitations, privileges and other rights provided under the DGCL. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights of the holders of the preferred stock if and to the extent shares or series of such stock are designated and issued. The Board of Directors of the Corporation (the “Board”), in its sole discretion, shall determine the terms and conditions (including the consideration to be received by the Corporation) on which shares of Common Stock are to be issued.

(b) Voting Rights. Each holder of record of Common Stock shall be entitled to one vote for each share of Common Stock standing in such holder’s name on the books of the Corporation.

Annex C-1

(c) Dividends. Subject to provisions of law and Section (b) of this Article IV, the holders of Common Stock shall be entitled to receive dividends out of funds legally available therefor at such times and in such amounts as the Board of Directors may determine in its sole discretion.

(d) Liquidation, Dissolution or Winding Up of the Corporation. Subject to provisions of law and upon any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, after the payment or provision for payment of all debts and liabilities of the Corporation, the holders of Common Stock shall be entitled to share ratably in the remaining net assets of the Corporation available for distribution.

Section 4.3. Option, Warrants and Rights.

(a) The Corporation may issue options, warrants and rights for the purchase of shares of any class or series of the Corporation. The Board of Directors, in its sole discretion, shall determine the terms and conditions on which the options, warrants or rights are issued, their form and content and the consideration for which, and terms and conditions upon which, such securities or any underlying class or series of shares of the Corporation are to be issued.

(b) The terms and conditions of rights or options to purchase shares of any class or series of the Corporation may include, without limitation, restrictions or conditions that preclude or limit the exercise, transfer, receipt or holding of such rights or options by any person or persons, including any person or persons owning (beneficially or of record) or offering to acquire a specified number or percentage of the outstanding shares of any class or series, or any transferee or transferees of any such person or persons, or that invalidate or void such rights or options held by any such person or persons or any such transferee or transferees.

ARTICLE V

Section 5.1 General Powers. The business and affairs of the Corporation shall be managed by, or under the direction of, the Board. In addition to the powers and authority expressly conferred upon the Board by statute, this Certificate or the Bylaws (the “Bylaws”) of the Corporation, the Board is hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation, subject, nevertheless, to the provisions of the DGCL, this Certificate and any Bylaws adopted by the stockholders; provided, however, that no Bylaws hereafter adopted by the stockholders shall invalidate any prior act of the Board that would have been valid if such Bylaws had not been adopted.

Section 5.2 Number. Unless otherwise set forth herein, the number of directors that constitute the Board of Directors shall be fixed by, from time to time exclusively by the Board pursuant to a resolution adopted by a majority of the Board, or in the manner provided in, the Bylaws of the Corporation.

Section 5.3 Election. Unless and except to the extent that the Bylaws shall so require, the election of directors need not be by written ballot.

Section 5.4 Term. A director shall hold office until his or her successor has been elected and qualified, subject, however, to such director’s earlier death, resignation, retirement, disqualification or removal.

Section 5.5 Interested Directors. No contract or other transaction between the Corporation and one or more of its directors, or between the Corporation and any other corporation, firm, association or other entity in which one or more of the directors are directors or officers, or are financially interested, shall be either void or voidable because of such relationship or interest or because such director or directors are present at the meeting of the Board of Directors or a committee thereof which authorizes, approves or ratifies such contract or transaction or because his or her votes are counted for such purpose, if:

(a) The fact of such relationship or interest is disclosed or known to the Board of Directors, or a duly empowered committee thereof, which authorizes, approves or ratifies the contract or transaction by a vote or consent sufficient for such purpose without counting the vote or votes of such interested director or directors; or

(b) The fact of such relationship or interest is disclosed or known to the stockholders entitled to vote and they authorize, approve or ratify such contract or transaction by vote or written consent; or

(c) The contract or transaction is fair and reasonable as to the Corporation at the time it is authorized by the Board of Directors, committee or the stockholders.

Annex C-2

Section 5.6 Quorum. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or a committee thereof which authorizes, approves or ratifies a contract or transaction described in Section 5.7.

Section 5.7 Corporate Power. In addition to the powers and authorities hereinbefore or by statute expressly conferred upon them, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation; subject, nevertheless, to the provisions of the statutes of Delaware, of this Certificate, and to any Bylaws from time to time made by the stockholders; provided, however, that no Bylaws so made shall invalidate any prior act of the directors which would have been valid if such Bylaws had not been made.

Section 5.8 Director’s Authority and Transactions. A director of the Corporation may transact business, borrow, lend, or otherwise deal or contract with the Corporation to the fullest extent and subject only to the limitations and provisions of the laws of the State of Delaware and the laws of the United States.

Section 5.9 Approval and Ratification. The Board of Directors in its discretion may (but shall not be required to) submit any contract or act for approval or ratification at any annual meeting of the stockholders or at any meeting of the stockholders called for the purpose of considering any such act or contract, and any contract or act that shall be approved or be ratified by the vote of the holders of a majority of the stock of the Corporation which is represented in person or by proxy at such meeting and entitled to vote thereat (provided that a lawful quorum of stockholders be there represented in person or by proxy) shall be as valid and binding upon the Corporation and upon all the stockholders as though it had been approved or ratified by every stockholder of the Corporation, whether or not the contract or act would otherwise be open to legal attack because of directors’ interests, or for any other reason.

Section 5.10 Newly Created Directorships and Vacancies. Newly created directorships resulting from an increase in the number of directors and any vacancies on the Board resulting from death, resignation, retirement, disqualification, removal or other cause may be filled solely and exclusively by a majority vote of the remaining directors then in office, even if less than a quorum, or by a sole remaining director (and not by stockholders), and any director so chosen shall hold office for the remainder of the full term of the class of directors to which the new directorship was added or in which the vacancy occurred and until his or her successor has been elected and qualified, subject, however, to such director’s earlier death, resignation, retirement, disqualification or removal.

Section 5.11 Removal. Except as otherwise required by this Certificate, any or all of the directors may be removed from office at any time, but only for cause and only by the affirmative vote of holders of a majority of the voting power of all then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class.

ARTICLE VI

In furtherance and not in limitation of the powers conferred upon it by law, the Board shall have the power and is expressly authorized to adopt, amend, alter or repeal the Bylaws. The affirmative vote of a majority of the Board shall be required to adopt, amend, alter or repeal the Bylaws. The Bylaws also may be adopted, amended, altered or repealed by the stockholders; provided, however, that in addition to any vote of the holders of any class or series of capital stock of the Corporation required by law or by this Amended and Restated Certificate of Incorporation, the affirmative vote of the holders of at least a majority of the voting power of all then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required for the stockholders to adopt, amend, alter or repeal the Bylaws; and provided further, however, that no Bylaws hereafter adopted by the stockholders shall invalidate any prior act of the Board that would have been valid if such Bylaws had not been adopted.

ARTICLE VII

Section 7.1 Meetings. Subject to the rights, if any, of the holders of any series of preferred stock (if and to the extent shares or series of such stock are designated and issued), and to the requirements of applicable law, special meetings of stockholders of the Corporation may be called only by the Chairman of the Board, Chief Executive Officer of the Corporation, or the Board pursuant to a resolution adopted by a majority of the Board, and the ability of the stockholders to call a special meeting is hereby specifically denied. Except as provided in the foregoing sentence, special meetings of stockholders may not be called by another person or persons.

Annex C-3

Section 7.2 Advance Notice. Advance notice of stockholder nominations for the election of directors and of business to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner provided in the Bylaws.

Section 7.3 Action by Written Consent. Except as may be otherwise provided for or fixed pursuant to this Amended and Restated Certificate of Incorporation, any action required or permitted to be taken by the stockholders of the Corporation must be effected by a duly called annual or special meeting of such stockholders and may not be effected by written consent of the stockholders.

ARTICLE VIII

Section 8.1 Limitation of Director Liability. A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or may hereafter be amended unless they violated their duty of loyalty to the Corporation or its stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized unlawful payments of dividends, unlawful stock purchases or unlawful redemptions, or derived improper personal benefit from their actions as directors. Any amendment, modification or repeal of the foregoing sentence shall not adversely affect any right or protection of a director of the Corporation hereunder in respect of any act or omission occurring prior to the time of such amendment, modification or repeal.

Section 8.2 Indemnification and Advancement of Expenses.

(a) To the fullest extent permitted by applicable law, as the same exists or may hereafter be amended, the Corporation shall indemnify and hold harmless each person who is or was made a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “proceeding”) by reason of the fact that he or she is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, other enterprise or nonprofit entity, including service with respect to an employee benefit plan (an “indemnitee”), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent, or in any other capacity while serving as a director, officer, employee or agent, against all liability and loss suffered and expenses (including, without limitation, attorneys’ fees, judgments, fines, ERISA excise taxes and penalties and amounts paid in settlement) reasonably incurred by such indemnitee in connection with such proceeding. The Corporation shall to the fullest extent not prohibited by applicable law pay the expenses (including attorneys’ fees) incurred by an indemnitee in defending or otherwise participating in any proceeding in advance of its final disposition; provided, however, that, to the extent required by applicable law, such payment of expenses in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking, by or on behalf of the indemnitee, to repay all amounts so advanced if it shall ultimately be determined that the indemnitee is not entitled to be indemnified under this Section 8.2 or otherwise. The rights to indemnification and advancement of expenses conferred by this Section 8.2 shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators. Notwithstanding the foregoing provisions of this Section 8.2(a), except for proceedings to enforce rights to indemnification and advancement of expenses, the Corporation shall indemnify and advance expenses to an indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board.

(b) The rights to indemnification and advancement of expenses conferred on any indemnitee by this Section 8.2 shall not be exclusive of any other rights that any indemnitee may have or hereafter acquire under law, this Amended and Restated Certificate, the By-Laws, an agreement, vote of stockholders or disinterested directors, or otherwise.

(c) Any repeal or amendment of this Section 8.2 by the stockholders of the Corporation or by changes in law, or the adoption of any other provision of this Amended and Restated Certificate inconsistent with this Section 8.2, shall, unless otherwise required by law, be prospective only (except to the extent such amendment or change in law permits the Corporation to provide broader indemnification rights on a retroactive basis than permitted prior thereto), and shall not in any way diminish or adversely affect any right or protection existing at the time of such repeal or amendment or adoption of such inconsistent provision in respect of any proceeding (regardless of when such proceeding is first threatened, commenced or completed) arising out of, or related to, any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision.

Annex C-4

(d) This Section 8.2 shall not limit the right of the Corporation, to the extent and in the manner authorized or permitted by law, to indemnify and to advance expenses to persons other than indemnitees.

ARTICLE IX

The corporation shall not be governed or subject to Section 203 of the DGCL.

ARTICLE X

To the extent allowed by law, the doctrine of corporate opportunity, or any other analogous doctrine, shall not apply with respect to the Corporation or any of its officers or directors, or any of their respective affiliates, in circumstances where the application of any such doctrine would conflict with any fiduciary duties or contractual obligations they may have as of the date of this Amended and Restated Certificate of Incorporation or in the future, and the Corporation renounces any expectancy that any of the directors or officers of the Corporation will offer any such corporate opportunity of which he or she may become aware to the Corporation, except, the doctrine of corporate opportunity shall apply with respect to any of the directors or officers of the Corporation with respect to a corporate opportunity that was offered to such person solely in his or her capacity as a director or officer of the Corporation and (i) such opportunity is one the Corporation is legally and contractually permitted to undertake and would otherwise be reasonable for the Corporation to pursue and (ii) the director or officer is permitted to refer that opportunity to the Corporation without violating any legal obligation.

ARTICLE XI

The Corporation reserves the right at any time and from time to time to amend, alter, change or repeal any provision contained in this Amended and Restated Certificate of Incorporation, and other provisions authorized by the laws of the State of Delaware at the time in force that may be added or inserted, in the manner now or hereafter prescribed by this Amended and Restated Certificate of Incorporation and the DGCL; and, except as set forth in Article XI, all rights, preferences and privileges of whatever nature herein conferred upon stockholders, directors or any other persons by and pursuant to this Amended and Restated Certificate of Incorporation in its present form or as hereafter amended are granted subject to the right reserved in this Article XI.

ARTICLE XII

Section 12.1 Forum. Subject to the last sentence in this Section 12.1, and unless the Corporation consents in writing to the selection of an alternative forum, to the fullest extent permitted by the applicable law, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the DGCL or this Amended and Restated Certificate of Incorporation or the Bylaws, or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel except any action (A) as to which the Court of Chancery in the State of Delaware determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), (B) which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or (C) for which the Court of Chancery does not have subject matter jurisdiction. Notwithstanding the foregoing, (i) the provisions of this Section 12.1 will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction and (ii) to the fullest extent permitted by the applicable law, the federal district courts of the United States of America for the District of Delaware and the Court of Chancery of the State of Delaware shall have concurrent jurisdiction for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder.

Section 12.2 Consent to Jurisdiction. If any action the subject matter of which is within the scope of Section 12.1 immediately above is filed in a court other than a court located within the State of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (i) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought

Annex C-5

in any such court to enforce Section 12.1 immediately above (an “FSC Enforcement Action”) and (ii) having service of process made upon such stockholder in any such FSC Enforcement Action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.

Section 12.3 Severability. If any provision or provisions of this Article XII shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article XII (including, without limitation, each portion of any sentence of this Article XII containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article XII.

[Signature Page Follows]

Annex C-6

I, THE UNDERSIGNED, for the purpose of forming a corporation under the laws of the State of Delaware, do make, file and record this Certificate, and do certify that the facts herein stated are true, and I have accordingly hereunto set my hand this [    ], 2024.

/s/
“Joy” Yi Hua
Incorporator

Annex C-7

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

The Proposed Charter, to be in effect upon consummation of the Business Combination, provides that all of our directors, officers, employees and agents shall be entitled to be indemnified by us to the fullest extent permitted by Section 145 of the DGCL. Section 145 of the DGCL concerning indemnification of officers, directors, employees and agents is set forth below.

Section 145. Indemnification of officers, directors, employees and agents; insurance.

(a)     A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.

(b)    A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

(c)     To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

(d)    Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.

(e)     Expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys’ fees) incurred by former officers and directors or other employees and agents may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

(f)     The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office. A right to indemnification or to advancement of expenses arising under a provision of the certificate of incorporation or a bylaw shall not be eliminated or impaired by an amendment to such provision after the occurrence of the act or omission that is the subject of the civil, criminal, administrative or investigative action, suit or proceeding for which indemnification or advancement of expenses is sought, unless the provision in effect at the time of such act or omission explicitly authorizes such elimination or impairment after such action or omission has occurred.

(g)    A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under this section.

(h)    For purposes of this section, references to “the corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued.

(i)     For purposes of this section, references to “other enterprises” shall include employee benefit plans; references to “fines” shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to “serving at the request of the corporation” shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the corporation” as referred to in this section.

(j)     The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

(k)    The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any by law, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation’s obligation to advance expenses (including attorneys’ fees).

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment of expenses incurred or paid by a director, officer or controlling person in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to the court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

In accordance with Section 102(b)(7) of the DGCL, our amended and restated certificate of incorporation provides that no director shall be personally liable to us or any of our stockholders for monetary damages resulting from breaches of their fiduciary duty as directors, except to the extent such limitation on or exemption from liability is not permitted under the DGCL. The effect of this provision of our amended and restated certificate of incorporation is to eliminate our rights and those of our stockholders (through stockholders’ derivative suits on our behalf) to recover monetary damages against a director for breach of the fiduciary duty of care as a director, including breaches resulting from negligent or grossly negligent behavior, except, as restricted by Section 102(b)(7) of the DGCL. However, this provision does not limit or eliminate our rights or the rights of any stockholder to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director’s duty of care.

If the DGCL is amended to authorize corporate action further eliminating or limiting the liability of directors, then, in accordance with our amended and restated certificate of incorporation, the liability of our directors to us or our stockholders will be eliminated or limited to the fullest extent authorized by the DGCL, as so amended. Any repeal or amendment of provisions of our amended and restated certificate of incorporation limiting or eliminating the liability of directors, whether by our stockholders or by changes in law, or the adoption of any other provisions inconsistent therewith, will (unless otherwise required by law) be prospective only, except to the extent such amendment or change in law permits us to further limit or eliminate the liability of directors on a retroactive basis.

Our amended and restated certificate of incorporation also provides that we will, to the fullest extent authorized or permitted by applicable law, indemnify our current and former officers and directors, as well as those persons who, while directors or officers of our corporation, are or were serving as directors, officers, employees or agents of another entity, trust or other enterprise, including service with respect to an employee benefit plan, in connection with any threatened, pending or completed proceeding, whether civil, criminal, administrative or investigative, against all expense, liability and loss (including, without limitation, attorney’s fees, judgments, fines, ERISA excise taxes and penalties and amounts paid in settlement) reasonably incurred or suffered by any such person in connection with any such proceeding.

Notwithstanding the foregoing, a person eligible for indemnification pursuant to our amended and restated certificate of incorporation will be indemnified by us in connection with a proceeding initiated by such person only if such proceeding was authorized by our board of directors, except for proceedings to enforce rights to indemnification.

The right to indemnification which is conferred by our amended and restated certificate of incorporation is a contract right that includes the right to be paid by us the expenses incurred in defending or otherwise participating in any proceeding referenced above in advance of its final disposition, provided, however, that if the DGCL requires, an advancement of expenses incurred by our officer or director (solely in the capacity as an officer or director of our corporation) will be made only upon delivery to us of an undertaking, by or on behalf of such officer or director, to repay all amounts so advanced if it is ultimately determined that such person is not entitled to be indemnified for such expenses under our amended and restated certificate of incorporation or otherwise.

The rights to indemnification and advancement of expenses will not be deemed exclusive of any other rights which any person covered by our amended and restated certificate of incorporation may have or hereafter acquire under law, our amended and restated certificate of incorporation, our bylaws, an agreement, vote of stockholders or disinterested directors, or otherwise.

Any repeal or amendment of provisions of our amended and restated certificate of incorporation affecting indemnification rights, whether by our stockholders or by changes in law, or the adoption of any other provisions inconsistent therewith, will (unless otherwise required by law) be prospective only, except to the extent such amendment or change in law permits us to provide broader indemnification rights on a retroactive basis, and will not in any way diminish or adversely affect any right or protection existing at the time of such repeal or amendment or adoption of such inconsistent provision with respect to any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision. Our amended and restated certificate of incorporation will also permit us, to the extent and in the manner authorized or permitted by law, to indemnify and to advance expenses to persons other that those specifically covered by our amended and restated certificate of incorporation.

Our bylaws include the provisions relating to advancement of expenses and indemnification rights consistent with those which are set forth in our amended and restated certificate of incorporation. In addition, our bylaws provide for a right of indemnity to bring a suit in the event a claim for indemnification or advancement of expenses is not paid in full by us within a specified period of time. Our bylaws also permit us to purchase and maintain insurance, at our expense, to protect us and/or any director, officer, employee or agent of our corporation or another entity, trust or other enterprise against any expense, liability or loss, whether or not we would have the power to indemnify such person against such expense, liability, or loss under the DGCL.

Any repeal or amendment of provisions of our bylaws affecting indemnification rights, whether by our board of directors, stockholders or by changes in applicable law, or the adoption of any other provisions inconsistent therewith, will (unless otherwise required by law) be prospective only, except to the extent such amendment or change in law permits us to provide broader indemnification rights on a retroactive basis, and will not in any way diminish or adversely affect any right or protection existing thereunder with respect to any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision.

We have entered into indemnification agreements with each of our officers and directors, a form of which is filed as Exhibit 10.6 to our Registration Statement on Form S-1 that was declared effective by the SEC on May 25, 2021. These agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

These limitations of liability do not alter director liability under the federal securities laws and do not affect the availability of equitable remedies such as an injunction or rescission.

Pursuant to the Business Combination Agreement incorporated by reference as Exhibit 2.1 to this Registration Statement, we have agreed to continue to indemnify our current directors and officers and have agreed to the continuation of director and officer liability insurance covering our current directors and officers.

It is anticipated that the board of directors of the PubCo will, in connection with consummating the Business Combination, approve and direct the PubCo to enter into customary indemnification agreements with the persons intended to serve as directors and executive officers of the PubCo following the Business Combination.

Item 21. Exhibits and Financial Statement Schedules.

(a)     Exhibits.

Exhibit Number	Description of Exhibit
2.1^

Business Combination Agreement, dated as of February 18, 2024, by and among ACAC, Purchaser, Merger Sub, and Foxx (incorporated by reference to Exhibit 2.1 to Current Report on Form 8-K filed by ACAC with the Securities and Exchange Commission on February 20, 2024, and included as Annex A to the proxy statement/prospectus contained in this registration statement)

3.1

Form of Amended and Restated Certificate of Incorporation of Foxx Development Holdings Inc., to be effective immediately after the closing of the Business Combination (attached as Annex B to the proxy statement/prospectus contained in this registration statement).

3.2

Form of Bylaws of Foxx Development Holdings Inc., to be effective immediately after the closing of the Business Combination (attached as Annex C to the proxy statement/prospectus contained in this registration statement).

3.3	Certificate of Incorporation of Purchaser
3.5^

Amendment No. 2 to the Amended and Restated Certificate of Incorporation of ACAC, dated July 12, 2023 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by ACAC with the Securities & Exchange Commission on July 12, 2023).

3.6^	Bylaws (incorporated by reference to Exhibit 3.3 to the Registration Statement on Form S-1 filed by ACAC with the Securities & Exchange Commission on March 11, 2022).
4.1^	Specimen ACAC Unit Certificate (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-1 filed by ACAC with the Securities & Exchange Commission on March 11, 2022).
4.2^	Specimen ACAC Common Stock Certificate (incorporated by reference to Exhibit 4.2 to the Registration Statement on Form S-1 filed by ACAC with the Securities & Exchange Commission on March 11, 2022).
4.3^	Specimen ACAC Warrant Certificate (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form S-1 filed by ACAC with the Securities & Exchange Commission on March 11, 2022).
4.4^

Warrant Agreement, dated June 9, 2022, between ACAC and VStock Transfer, LLC, as warrant agent (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by ACAC with the Securities & Exchange Commission on June 14, 2022).

5.1**	Opinion of Robinson & Cole LLP.
8.1**	Tax Opinion of Messina Madrid Law PA regarding certain federal income tax matters.
10.1	Promissory Note, dated January 20, 2022 (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-1 filed by ACAC with the Securities & Exchange Commission on March 11, 2022).
10.2

Letter Agreement, dated June 9, 2022, among ACAC and certain security holders (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by ACAC with the Securities & Exchange Commission on June 14, 2022).

10.3

Amendment to the Letter Agreement of June 9, 2022, entered between ACAC, Sponsor, and directors of ACAC, dated November 18, 2022 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by ACAC with the Securities & Exchange Commission on November 18, 2022).

10.4

Amended & Restated Investment Management Trust Agreement, dated June 9, 2022, between ACAC and Wilmington Trust, National Association, as trustee (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by ACAC with the Securities & Exchange Commission on June 14, 2022).

10.5

Amendment to the June 9, 2022 Amended & Restated Investment Management Trust Agreement, dated July 12, 2023, between ACAC and Wilmington Trust, National Association, as trustee (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by ACAC with the Securities & Exchange Commission on July 12, 2023).

10.6

Registration Rights Agreement, dated June 9, 2022, among ACAC, certain security holders (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by ACAC with the Securities & Exchange Commission on June 14, 2022).

10.7

Securities Subscription Agreement between ACAC and the sponsor dated February 4, 2022 (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form S-1 filed by ACAC with the Securities & Exchange Commission on March 11, 2022).

Exhibit Number	Description of Exhibit
10.8

Private Placement Warrants Purchase Agreement, dated June 9, 2022, between ACAC and the Sponsor (incorporated by reference to Exhibit 10.6 to the Registration Statement on Form S-1 filed by ACAC with the Securities & Exchange Commission on May 18, 2022).

10.9

Form of Indemnity Agreements, dated June 9, 2022, between ACAC and each of its directors and officers (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by ACAC with the Securities & Exchange Commission on June 14, 2022).

10.10

Administrative Services Agreement, dated June 9, 2022, between ACAC and the Sponsor (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed by ACAC with the Securities & Exchange Commission on June 14, 2022).

10.11

Form of Independent Director Offer Letter, dated March 8, 2022, among Sponsor, and certain directors and officers of ACAC (incorporated by reference to Exhibit 10.9 to the Registration Statement on Form S-1 filed by ACAC with the Securities & Exchange Commission on March 11, 2022).

10.12

Working Capital Note, dated December 5, 2023, between the Sponsor and ACAC (incorporated by reference to Exhibit 10.12 to the Annual Report on Form 10-K filed by ACAC with the Securities & Exchange Commission on March 22, 2024).

10.13

Form of Extension Note, between the Sponsor and ACAC (incorporated by reference to Exhibit 10.13 to the Annual Report on Form 10-K filed by ACAC with the Securities & Exchange Commission on March 22, 2024).

10.14

Foxx Support Agreement, dated as of February 18, 2024, by and among ACAC, and certain Foxx Stockholders (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by ACAC with the Securities & Exchange Commission on February 20, 2024).

10.15

Sponsor Support Agreement, dated as of February 18, 2024, by and among ACAC, Foxx, and the Sponsor (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by ACAC with the Securities & Exchange Commission on February 20, 2024).

10.16**	Form of Sales Order between Foxx and its customers
10.17**	Form of Purchaser Order between Foxx and suppliers
23.1	Consent of Marcum LLP, independent registered public accounting firm to ACAC
23.2	Consent of Marcum LLP, independent registered public accounting firm to Foxx
23.3**	Consent of Robinson & Cole LLP (included in Exhibit 5.1)
99.1**	Consent of “Eva” Yiqing Miao (PubCo’s director nominee)
99.2**	Consent of Edmund R. Miller (PubCo’s director nominee)
99.3**	Consent of “Jeff” Feng Jiang (PubCo’s director nominee)
101.INS	XBRL Instance Document-this instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101).
107**	Filing Fee Table.

____________

^        Previously filed.

+        Indicates management contract or compensatory plan.

†        Portions of this exhibit (indicated by asterisks) have been omitted because the registrant has determined that the information is both not material and is the type that the registrant treats as private or confidential.

**      To be filed by amendment.

(b)    Financial Statement Schedules.

All financial statement schedules are omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or the notes thereto.

Item 22. Undertakings.

(a)     The undersigned registrant hereby undertakes:

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)     To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)    To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)   To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)    That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)    That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser: each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)    That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)     Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)    Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)   The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)   Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)    (1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(2)    The registrant undertakes that every prospectus (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(d)    The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(e)     The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, New York, on the [__] day of [__], 2024.

ACRI CAPITAL ACQUISITION CORPORATION
By:	/s/ “Joy” Yi Hua
Name:	“Joy” Yi Hua
Title:	Chairwoman, Chief Executive Officer, and Chief Financial Officer (Principal Executive Officer and Principal Financial and Accounting Officer)

POWER OF ATTORNEY

We, the undersigned directors and officers of Acri Capital Acquisition Corporation hereby severally constitute and appoint [__] acting as true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for such person and in his or her name, place and stead, in any and all capacities, to sign this Registration Statement on Form S-4 (including all pre-effective and post-effective amendments and registration statements filed pursuant to Rule 462 under the Securities Act of 1933), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming that such attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date
/s/ “Joy” Yi Hua	Chief Executive Officer Chairwoman,	[DATE]
“Joy” Yi Hua	Chief Executive Officer, and Chief Financial Officer (Principal Executive Officer and Principal Financial and Accounting Officer)
/s/ James “Jim” C. Hardin Jr.	Director	[DATE]
James “Jim” C. Hardin Jr.
/s/ Edmund Miller	Director	[DATE]
Edmund Miller
/s/ Andrew Pierce	Director	[DATE]
Andrew Pierce